UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 26, 2021

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania, 19103

(Address of Principal Executive Office) (Zip Code)

(267) 270-4800

(Registrant’s telephone number, including area code)

N/A

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	IRT	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01Other Events.

Financial and other Information

On July 26, 2021, Independence Realty Trust, Inc., a Maryland corporation (“IRT”), filed a Current Report on Form 8-K (the “Merger Form 8-K”) to report the entry by IRT into an Agreement and Plan of Merger dated as of July 26, 2021 (the “Merger Agreement”) by and among IRT, Independence Realty Operating Partnership, LP, a Delaware limited partnership and subsidiary of IRT, IRSTAR Sub, LLC, a Maryland limited liability company and wholly-owned subsidiary of IRT, Steadfast Apartment REIT, Inc., a Maryland corporation (“STAR”), and Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership. The Merger Form 8-K includes a copy of the Merger Agreement as Exhibit 2.1 thereto and provides information relating to the transactions provided for in and contemplated by the Merger Agreement.

IRT is filing this Current Report on Form 8-K to provide (i) audited financial statements of STAR as of December 31, 2020 and December 31, 2019 and for each of the years in the three-year period ended December31, 2020, together with the notes related thereto and the Report of Independent Registered Public Accounting Firm thereon, which are attached as Exhibit 99.1 and incorporated herein by reference; and (ii) unaudited financial statements of STAR as of June 30, 2021 and for the six month periods ended June 30, 2021 and 2020, which are attached as Exhibit 99.2 and incorporated herein by reference.

The consent of Ernst & Young LLP, STAR’s independent registered public accounting firm, is attached as Exhibit 23.1.

IRT is also filing this Current Report on Form 8-K to incorporate by reference herein unaudited pro forma financial information consisting of an unaudited pro forma condensed consolidated balance sheet of IRT as of June 30, 2021 and unaudited pro forma condensed consolidated statements of operations of IRT for the six month period ended June 30, 2021 and for the year ended December 31, 2020, which are attached as Exhibit 99.3 and incorporated herein by reference. Such unaudited pro forma condensed consolidated financial statements have been prepared on the basis of certain assumptions and estimates and are subject to other uncertainties and do not purport to reflect what the actual results of operations or financial condition of the combined company would have been had the mergers provided for in the Merger Agreement been consummated on the dates assumed for purposes of such pro forma financial statements or to be indicative of the financial condition or results of operations of the combined company as of or for any future date or period.

Additional Information Regarding STAR

IRT is also filing this Current Report on Form 8-K to provide (i) information regarding the portfolio of properties owned by STAR as of June 30, 2021, as contained in Exhibit 99.4, which is incorporated herein by reference, (ii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Part I, Item 2 of STAR’s Quarterly Report on Form 10-Q for its quarter ended June 30, 2021, as contained in Exhibit 99.5, which is incorporated herein by reference and (iii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Part II, Item 7 of STAR’s Annual Report on Form 10-K for its year ended December 31, 2021, as contained in Exhibit 99.6, which is incorporated herein by reference.

Public Offering

On July 26, 2021, IRT issued a press release announcing that it commenced an underwritten public offering of its common stock. A copy of the press release is attached hereto as Exhibit 99.7.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by IRT in connection with the closing of the mergers. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: IRT’s and STAR’s ability to complete the mergers on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and lender consents and satisfaction of other closing conditions to consummate the mergers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to diverting the attention of IRT and STAR management from ongoing business operations; failure to realize the expected benefits of the mergers; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed mergers, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the mergers; effects relating to the announcement of the mergers or any further announcements or the consummation of the mergers on the market price of the IRT common stock or STAR common shares; the possibility that, if IRT does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT common stock could decline; general adverse economic and local real estate conditions; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT common stock or IRT’s ability to pay dividends; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting IRT and STAR, including those described from time to time under the caption “Risk Factors” and elsewhere in IRT’s and STAR’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which IRT and STAR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by IRT or STAR on their respective websites or otherwise.  Neither IRT nor STAR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication relates to a proposed merger transaction pursuant to the terms of the Merger Agreement. In connection with the proposed merger transaction, IRT will file with the SEC a registration statement on Form S-4 to register the shares of IRT common stock to be issued in connection with the proposed merger transaction.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of IRT and the stockholders of STAR. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document IRT and/or STAR may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IRT AND STEADFAST ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

23.1	Consent of Ernst & Young LLP.
99.1	Audited financial statements of Steadfast Apartment REIT, Inc. as of December 31, 2020 and December 31, 2019 and for each of the years in the three-year period ended December 31, 2020.
99.2	Unaudited financial statements of Steadfast Apartment REIT, Inc. as of June 30, 2021 and for the six months ended June 30, 2021 and 2020.
99.3	Unaudited pro forma condensed consolidated financial statements of Independence Realty Trust, Inc. as of and for the six month period ended June 30, 2021 and for the year ended December 31, 2020.
99.4	Property Portfolio of Steadfast Apartment REIT, Inc. as of June 30, 2021.
99.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations, as contained in Steadfast Apartment REIT, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

99.6	Management’s Discussion and Analysis of Financial Condition and Results of Operations, as contained in Steadfast Apartment REIT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020.
99.7	Press Release, dated July 26, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

July 26, 2021	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form S-3 No. 333-239176) of Independence Realty Trust, Inc.;
(2)	Registration Statement (Form S-8 No. 333-211566) of Independence Realty Trust, Inc.; and
(3)	Registration Statement (Form S-8 No. 333-191612) of Independence Realty Trust, Inc;

of our report dated March 12, 2021 relating to the consolidated financial statements and schedule of Steadfast Apartment REIT, Inc. as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 appearing in this Current Report on Form 8-K of Independence Realty Trust, Inc.

/s/ Ernst & Young LLP

Irvine, California

July 26, 2021

Exhibit 99.1

Financial Statement Schedule

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Steadfast Apartment REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Steadfast Apartment REIT, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Real Estate Acquisitions
Description of the Matter

As more fully disclosed in Notes 1, 2, 3, and 6 to the consolidated financial statements, during 2020, the Company completed the acquisition of 42 properties for a total purchase price of $1.8 billion, which included mergers with Steadfast Income REIT, Inc., and Steadfast Apartment REIT III, Inc. In connection with these acquisitions The Company also assumed $791.0 million of notes payable. These transactions were determined to be and accounted for as asset acquisitions, and the purchase prices were allocated based on the relative fair values of the acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of in-place leases and assumed notes payable. The Company capitalizes transaction costs and allocated the purchase price using a relative fair value method allocating all accumulated costs.

Auditing property acquisitions and acquisitions of a business in a business combination are complex and highly judgmental due to the significant judgement required in determining whether the acquisitions should be accounted for as asset acquisitions or business combinations. Auditing the Company’s estimate of the acquisition-date fair value of the consideration transferred, acquired tangible, and intangible assets and liabilities involves significant estimation uncertainty due to the judgment used by management in selecting key assumptions based on recent comparable transactions or market information, and the sensitivity of the fair values to changes in assumptions. The determination of whether the acquisitions should be accounted for as asset acquisitions or business combinations could have an effect on the Company’s net income as transaction costs are capitalized in asset acquisitions and expensed in business combinations. The allocation of purchase price to the components of properties could have an effect on the Company’s net income due to the differing depreciable and amortizable lives of each component and the classification of related depreciation, amortization, and interest expense in the Company’s consolidated statement of operations.

How we addressed the matter in our audit

We obtained an understanding and evaluated the design effectiveness of controls over the Company’s process for determining whether the acquisitions should be accounted for as asset acquisitions or business combinations and selecting and reviewing the key inputs and assumptions used in estimating the fair value of consideration transferred, acquired assets and liabilities assumed and allocating fair value to the various components.

We tested the Company’s conclusion that these transactions should be accounted for as asset acquisitions or business combinations by corroborating the market and transaction information to support the conclusion. To test the allocation of the acquisition-date fair values, we evaluated the appropriateness of the valuation methods used to allocate the purchase price. We performed procedures to assess key data inputs and assumptions used by management, including the completeness and accuracy of the underlying information. We also used our specialists to assist us in evaluating the valuation methods used by management and whether the assumptions utilized were supported by observable market data.

Internalization of Management
Description of the Matter

As described more fully in Note 2 and Note 3 to the consolidated financial statements, effective September 1, 2020 the Company became internally advised and managed by acquiring all assets necessary for the operation of the Company’s business from Steadfast REIT Investments, LLC and its affiliates, including the Company’s external advisor, Steadfast Apartment Advisor, LLC, for total purchase price of $125.0 million, consisting of cash and Class B operating partnership units. The internalization transaction was accounted for as a business combination.

Auditing the Company’s accounting for the internalization transaction was complex due to the significant estimation required by management to determine the fair value of consideration transferred and goodwill acquired of $125.2 million as of September 1, 2020. The significant estimation was primarily due to the judgment used by management in selecting key assumptions and developing prospective financial information based on recent comparable transactions or market information, and the sensitivity of the respective fair values to the significant underlying assumptions. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding and evaluated the design effectiveness of controls over the Company’s process over the recognition and measurement of consideration transferred and related intangible assets, including the underlying assumptions used to develop such estimates.

We performed audit procedures to test the internalization which included, among others, evaluating the completeness and accuracy of the underlying data supporting the significant assumptions, estimates, and prospective financial information. For example, we performed sensitivity analyses to test the reasonableness of the underlying inputs and verified that the consideration transferred by the Company was measured at fair value. We verified that the amounts recorded as goodwill represented the amount of consideration that exceeds the fair value of the net assets acquired. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and the significant assumptions included in the fair value estimates. Additionally, we involved our valuation specialists to evaluate fair value of equity instruments issued as a part of the consideration transferred against a range of market supported values.

Impairment of Long-Lived Assets
Description of the Matter

At December 31, 2020, the Company’s real estate held for investment, net and real estate held for development was $2.8 billion and $39.9 million, respectively. As described more fully in Note 2 and Note 3 to the consolidated financial statements, management continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, legal and environmental concerns, the Company’s intent and ability to hold the related asset, as well as any significant cost overruns on development properties. The Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Auditing the Company’s process to evaluate long-lived assets for impairment was complex due to a high degree of subjectivity in determining whether indicators of impairment were present, and in determining the future undiscounted cash flows and estimated fair values, if necessary, of long-lived assets where impairment indicators were determined to be present. In particular, these estimates were sensitive to significant assumptions, including the estimation of future rental revenues, management’s hold period, operating expenses and capitalization rates, which are affected by expectations about future market or economic conditions.

How we addressed the matter in our audit

We obtained an understanding and evaluated the design effectiveness of controls over the Company’s long-lived asset impairment assessment process, including controls over management’s determination and review of the significant assumptions used in the analyses as described above.

To test the Company’s evaluation of long-lived assets for impairment, we performed audit procedures that included, among others, evaluating the indicators of impairment identified by management and testing the significant assumptions and completeness and accuracy of operating data used by the Company in its analyses including management’s probable hold period analysis and the related cash flows that support those hold periods. We compared the significant assumptions used by management to current market data according to management’s plans and performed sensitivity analyses of certain significant assumptions as discussed above. We also involved our valuation specialist to assist in evaluating certain assumptions used, including future rental revenues and operating expenses, and capitalization rates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Irvine, California

March 12, 2021

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
ASSETS
Assets:
Real Estate:
Land	$337,322,234	$151,294,208
Building and improvements	2,882,411,683	1,369,256,465
Tenant origination and absorption costs	1,752,793	—
Total real estate held for investment, cost	3,221,486,710	1,520,550,673
Less accumulated depreciation and amortization	(397,744,677)	(277,033,046)
Total real estate held for investment, net	2,823,742,033	1,243,517,627
Real estate held for development	39,891,218	5,687,977
Real estate held for sale, net	—	21,665,762
Total real estate, net	2,863,633,251	1,270,871,366
Cash and cash equivalents	258,198,326	74,806,649
Restricted cash	38,998,980	73,614,452
Goodwill	125,220,448	—
Due from affiliates	377,218	—
Rents and other receivables	5,385,108	2,032,774
Assets related to real estate held for sale	—	118,570
Other assets	9,925,714	5,513,315
Total assets	$3,301,739,045	$1,426,957,126
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$81,598,526	$30,265,713
Notes Payable, net:
Mortgage notes payable, net	1,384,382,785	560,098,815
Credit facilities, net	744,862,886	548,460,230
Total notes payable, net	2,129,245,671	1,108,559,045
Distributions payable	8,462,735	4,021,509
Distributions payable to affiliates	469,236	—
Due to affiliates	337,422	7,305,570
Liabilities related to real estate held for sale	—	788,720
Total liabilities	2,220,113,590	1,150,940,557
Commitments and contingencies (Note 12)
Redeemable common stock	—	1,202,711
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,998,000 shares authorized, 110,070,572 and 52,607,695 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,100,706	526,077
Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero and 1,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	10
Class A Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	1,603,989,130	698,453,981
Cumulative distributions and net losses	(627,787,040)	(424,166,210)
Total Steadfast Apartment REIT, Inc. (“STAR”) stockholders’ equity	977,302,796	274,813,858
Noncontrolling interest	104,322,659	—

Total equity	1,081,625,455	274,813,858
Total liabilities and stockholders’ equity	$3,301,739,045	$1,426,957,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Year Ended December 31,
	2020	2019	2018
Revenues:
Rental income	$297,566,396	$172,445,306	$167,709,639
Other income	2,534,763	1,090,373	1,414,549
Total revenues	300,101,159	173,535,679	169,124,188
Expenses:
Operating, maintenance and management	75,522,476	43,473,179	42,490,381
Real estate taxes and insurance	47,892,607	25,152,761	23,501,730
Fees to affiliates	30,776,594	25,861,578	25,976,226
Depreciation and amortization	162,978,734	73,781,883	70,993,280
Interest expense	75,171,052	49,273,750	44,374,484
General and administrative expenses	32,025,347	7,440,680	6,386,131
Impairment of real estate	5,039,937	—	—
Total expenses	429,406,747	224,983,831	213,722,232
Loss before other income (loss)	(129,305,588)	(51,448,152)	(44,598,044)
Other income (loss):
Gain on sales of real estate, net	14,476,382	11,651,565	—
Interest income	678,624	865,833	271,478
Insurance proceeds in excess of losses incurred	37,848	448,047	201,717
Equity in loss from unconsolidated joint venture	(3,020,111)	—	—
Fees and other income from affiliates	1,796,610	—	—
Loss on debt extinguishment	(191,377)	(41,609)	(4,975,497)
Total other income (loss)	13,777,976	12,923,836	(4,502,302)
Net loss	(115,527,612)	(38,524,316)	(49,100,346)
Loss allocated to noncontrolling interest	(1,438,071)	—	—
Net loss attributable to common stockholders	$(114,089,541)	$(38,524,316)	$(49,100,346)
Loss per common share — basic and diluted	$(1.15)	$(0.74)	$(0.96)
Weighted average number of common shares outstanding — basic and diluted	99,264,851	52,204,410	51,312,947

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses		Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, December 31, 2017	50,842,640	$508,426	1,000	$10	—	$—	$633,186,743	$(243,389,996)		$390,305,183	$—	$390,305,183
Issuance of common stock	1,512,493	15,125	—	—	—	—	22,698,850	—		22,713,975	—	22,713,975
Commissions on sales of common stock and related dealer manager fees to affiliates	—	—	—	—	—	—	32,414	—		32,414	—	32,414
Transfers from redeemable common stock	—	—	—	—	—	—	37,028,102	—		37,028,102	—	37,028,102
Repurchase of common stock	(631,332)	(6,313)	—	—	—	—	(8,879,903)	—		(8,886,216)	—	(8,886,216)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(46,179,769)		(46,179,769)	—	(46,179,769)
Amortization of stock-based compensation	—	—	—	—	—	—	74,617	—		74,617	—	74,617
Net loss	—	—	—	—	—	—	—	(49,100,346)		(49,100,346)	—	(49,100,346)
BALANCE, December 31, 2018	51,723,801	517,238	1,000	10	—	—	684,140,823	(338,670,111)		345,987,960	—	345,987,960
Issuance of common stock	1,359,564	13,596	—	—	—	—	21,208,786	—		21,222,382	—	21,222,382
Repurchase of common stock	(475,670)	(4,757)	—	—	—	—	(6,966,878)	—		(6,971,635)	—	(6,971,635)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(46,971,783)		(46,971,783)	—	(46,971,783)
Amortization of stock-based compensation	—	—	—	—	—	—	71,250	—		71,250	—	71,250
Net loss	—	—	—	—	—	—	—	(38,524,316)		(38,524,316)	—	(38,524,316)
BALANCE, December 31, 2019	52,607,695	526,077	1,000	10	—	—	698,453,981	(424,166,210)		274,813,858	—	274,813,858
Issuance of common stock	2,213,967	22,140	—	—	—	—	30,634,993	—		30,657,133	—	30,657,133
Issuance of common stock in connection with the SIR Merger	43,775,314	437,753	—	—	—	—	692,963,221	—		693,400,974	—	693,400,974
Issuance of common stock in connection with the STAR III Merger	12,240,739	122,407	—	—	—	—	193,770,898	—		193,893,305	—	193,893,305
Issuance of OP Units	—	—	—	—	—	—	—	—		—	108,200,000	108,200,000
Exchange of convertible stock into Class A convertible stock	—	—	(1,000)	(10)	1,000	10	—	—	0	—	—	—
Commissions on sales of common stock and related dealer manager fees to affiliates	—	—	—	—	—	—	21,224	—		21,224	—	21,224
Transfers to redeemable common stock	—	—	—	—	—	—	(1,383,318)	—		(1,383,318)	—	(1,383,318)
Repurchase of common stock	(767,143)	(7,671)	—	—	—	—	(10,900,155)	—		(10,907,826)	—	(10,907,826)
Repurchase of Class A convertible stock	—	—	—	—	(1,000)	(10)	(990)	—		(1,000)	—	(1,000)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(89,531,289)		(89,531,289)	(2,439,270)	(91,970,559)
Amortization of stock-based compensation	—	—	—	—	—	—	429,276	—		429,276	—	429,276
Net loss	—	—	—	—	—	—	—	(114,089,541)		(114,089,541)	(1,438,071)	(115,527,612)
BALANCE, December 31, 2020	110,070,572	$1,100,706	—	$—	—	$—	$1,603,989,130	$(627,787,040)		$977,302,796	$104,322,659	$1,081,625,455

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net loss	$(115,527,612)	$(38,524,316)	$(49,100,346)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	162,978,734	73,781,883	70,993,280
Fees to affiliates paid in common stock	9,484,039	—	—
Loss on disposal of buildings and improvements	1,312,068	204,344	493,941
Amortization of deferred financing costs	1,948,437	1,019,355	1,056,545
Amortization of stock-based compensation	429,276	71,250	74,617
Amortization of below-market leases	(5,937)	—	—
Change in fair value of interest rate cap agreements	65,391	225,637	(87,160)
Gain on sales of real estate	(14,476,382)	(11,651,565)	—
Impairment of real estate	5,039,937	—	—
Amortization of loan premiums	(1,868,764)	—	—
Accretion of loan discounts	475,091	—	207,074
Interest on finance lease furnishings	175	—	—
Loss on debt extinguishment	191,377	41,609	4,975,497
Insurance claim recoveries	(1,678,375)	(822,569)	(441,087)
Equity in loss from unconsolidated joint venture	3,020,111	—	—
Changes in operating assets and liabilities:
Rents and other receivables	(412,032)	(271,366)	(114,341)
Other assets	586,336	186,991	(151,179)
Accounts payable and accrued liabilities	17,107,936	(327,620)	6,290,350
Due to affiliates	(7,618,032)	5,144,622	(639,916)
Due from affiliates	(377,218)	—	—
Net cash provided by operating activities	60,674,556	29,078,255	33,557,275
Cash Flows from Investing Activities:
Acquisition of real estate investments	(120,535,683)	—	—
Cash acquired in connection with the Mergers, net of acquisition costs	98,283,732	—	—
Acquisition of assets from internalization transaction	(29,486,646)	—	—
Acquisition of real estate held for development	(14,321,851)	(2,158,815)	—
Additions to real estate investments	(30,282,525)	(26,689,336)	(18,049,643)
Additions to real estate held for development	(14,142,803)	(2,920,469)	—
Escrow deposits for pending real estate acquisitions	(1,500,100)	(2,800,300)	(100,000)
Capitalized acquisition costs related to the Mergers	—	(704,298)	—
Purchase of interest rate cap agreements	(67,000)	(18,000)	(43,200)
Net proceeds from sale of real estate investments	114,723,564	57,107,943	—
Net proceeds from sale of unconsolidated joint venture	19,022,280	—	—
Proceeds from settlement of interest rate cap agreements	—	—	270,000
Proceeds from insurance claims	1,545,066	897,569	441,087
Cash contribution to unconsolidated joint venture	(274,400)	—	—
Cash distribution from unconsolidated joint venture	360,700	—	—
Net cash provided by (used in) investing activities	23,324,334	22,714,294	(17,481,756)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended December 31,
	2020	2019	2018
Cash Flows from Financing Activities:
Proceeds from issuance of mortgage notes payable	6,264,549	261,645,000	160,850,000
Principal payments on mortgage notes payable	(55,745,637)	(202,728,946)	(611,459,963)
Borrowings from credit facilities	198,808,000	—	562,669,000
Principal payments on credit facilities	—	—	(56,000,000)
Repurchase of Class A convertible stock	(1,000)	—	—
Payments of commissions on sale of common stock and related dealer manager fees	(50,063)	(228,665)	(229,973)
Payment of loan financing costs	—	(452,300)	—
Payment of deferred financing costs	(6,753,413)	(1,573,716)	(4,528,781)
Payment of debt extinguishment costs	(324,400)	—	(1,019,491)
Distributions to common stockholders	(66,631,465)	(25,681,391)	(23,399,025)
Repurchase of common stock	(10,907,826)	(6,971,635)	(8,886,216)
Net cash provided by financing activities	64,658,745	24,008,347	17,995,551
Net increase in cash, cash equivalents and restricted cash	148,657,635	75,800,896	34,071,070
Cash, cash equivalents and restricted cash, beginning of the year	148,539,671	72,738,775	38,667,705
Cash, cash equivalents and restricted cash, end of the year	$297,197,306	$148,539,671	$72,738,775

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended December 31,
	2020	2019	2018
Supplemental Disclosures of Cash Flow Information:
Interest paid (net of capitalized interest of $807,345, $106,523 and $0, respectively)	$71,698,713	$48,080,199	$41,773,839
Supplemental Disclosures of Noncash Flow Transactions:
Distributions payable to non-affiliated shareholders	$8,462,735	$4,021,509	$3,953,499
Distributions payable to affiliates	$469,236	$—	$—
Class A-2 OP Units issued for real estate	$14,450,000	$—	$—
Class B OP Units issued in exchange for net assets acquired in the Internalization Transaction	$93,750,000	$—	$—
Goodwill acquired in the Internalization Transaction	$125,220,448	$—	$—
Affiliate assets acquired in the Internalization Transaction (except for affiliated operating lease right-of-use asset of $1,651,415 acquired in the Internalization Transaction, which is included below in operating lease right-of-use assets, net of contra right-of-use asset)	$1,066,219	$—	$—
Affiliate liabilities assumed in the Internalization Transaction	$4,701,436	$—	$—
Assumption of mortgage notes payable to acquire real estate	$81,315,122	$—	$—
Premiums on assumed mortgage notes payable	$945,235	$—	$—
Distributions paid to common stockholders through common stock issuances pursuant to the distribution reinvestment plan	$21,173,094	$21,222,382	$22,713,975
Redeemable common stock	$—	$1,202,711	$—
Redemptions payable	$4,000,000	$797,289	$2,000,000
Accounts payable and accrued liabilities from additions to real estate investments	$1,976,684	$1,013,254	$838,202
Due to affiliates from additions to real estate investments	$—	$128,536	$41,091
Accounts payable & accrued liabilities from capitalized acquisition costs related to the Mergers	$—	$925,748	$—
Accounts payable & accrued liabilities from additions to real estate held for development	$4,251,876	$293,325	$—
Affiliate accounts payable and accrued liabilities from additions to real estate held for development	$50,357	$—	$—
Due to affiliates for commissions on sale of common stock and related dealer manager fees	$—	$71,288	$299,952
Operating lease right-of-use asset, net	$2,079,385	$32,917	$—
Operating lease liabilities, net	$2,101,071	$35,413	$—
Restricted cash held as substitution deposit for MCFA from proceeds from sales of real estate investments	$—	$36,740,983	$—
Fair value of real estate acquired in the SIR Merger	$1,100,742,973	$—	$—
Fair value of real estate acquired in the STAR III Merger	$479,559,505	$—	$—
Fair value of equity issued to SIR shareholders in the SIR Merger	$693,400,974	$—	$—
Fair value of equity issued to STAR III shareholders in the STAR III Merger	$193,893,305	$—	$—
Fair value of SIR debt assumed in the SIR Merger	$506,023,982	$—	$—
Fair value of STAR III debt assumed in the STAR III Merger	$289,407,045	$—	$—
Fair value of unconsolidated joint venture assumed in the SIR Merger	$22,128,691	$—	$—
Assets assumed in the SIR Merger	$3,553,868	$—	$—
Assets assumed in the STAR III Merger	$2,060,898	$—	$—
Liabilities assumed in the SIR Merger	$21,782,302	$—	$—
Liabilities assumed in the STAR III Merger	$7,334,616	$—	$—
Premiums on assumed mortgage notes payable in the SIR and STAR III Mergers	$14,899,631	$—	$—
Discount on assumed mortgage notes payable in the SIR and STAR III Mergers	$10,489,075	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

1.	Organization and Business

Steadfast Apartment REIT, Inc. (the “Company”) was formed on August 22, 2013, as a Maryland corporation that elected to qualify as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2014. On September 3, 2013, the Company was initially capitalized with the sale of 13,500 shares of common stock to Steadfast REIT Investments, LLC, the Company’s former sponsor (“SRI”), at a purchase price of $15.00 per share for an aggregate purchase price of $202,500. SRI is controlled indirectly by Rodney F. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, through Steadfast REIT Holdings, LLC (“Steadfast Holdings”). Steadfast Apartment Advisor, LLC (the “Former Advisor”), a Delaware limited liability company formed on August 22, 2013, invested $1,000 in the Company in exchange for 1,000 shares of non-participating, non-voting convertible stock (the “Convertible Stock”). In connection with the SIR Merger and STAR III Merger (described below), the Former Advisor exchanged the Convertible Stock for new non-participating, non-voting Class A convertible stock (the “Class A Convertible Stock”). In connection with the Internalization Transaction (described below), the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for further details.

The Company owns and operates a diverse portfolio of multifamily properties located in targeted markets throughout the United States. As of December 31, 2020, the Company owned 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes. The Company may acquire additional multifamily properties or pursue multifamily developments in the future. For more information on the Company’s real estate portfolio, see Note 4 (Real Estate).

Public Offering

On December 30, 2013, the Company commenced its initial public offering to offer a maximum of 66,666,667 shares of common stock for sale to the public at an initial price of $15.00 per share (with discounts available for certain categories of purchasers) (the “Primary Offering”). The Company also registered up to 7,017,544 shares of common stock for sale pursuant to the Company’s distribution reinvestment plan (the “DRP,” and together with the Primary Offering, the “Public Offering”) at an initial price of $14.25 per share. The Company terminated its Public Offering on March 24, 2016, but continues to offer shares of common stock pursuant to the DRP. As of the termination of the Primary Offering on March 24, 2016, the Company had sold 48,625,651 shares of common stock in the Public Offering for gross proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to the DRP for gross offering proceeds of $14,414,752. On May 4, 2020, the Company registered up to 10,000,000 shares of common stock for sale pursuant to the DRP at an initial price of $15.23 per share. As of December 31, 2020, the Company had issued 111,665,117 shares of common stock for gross offering proceeds of $1,718,029,727, including 8,035,037 shares of common stock issued pursuant to the DRP for gross offering proceeds of $120,300,569. Additionally, the Company issued 56,016,053 shares of common stock issued in connection with the Mergers described below.

On April 17, 2020, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.23 as of March 6, 2020 (unaudited). In connection with the determination of an updated estimated value per share, the Company’s board of directors revised the price per share for the DRP to $15.23, effective May 1, 2020. On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020 (unaudited). In connection with the determination of an updated estimated value per share, the Company’s board of directors revised the price per share for the DRP to $15.55, effective April 1, 2021. The Company’s board of directors may again, from time to time, in its sole discretion, change the price at which the Company offers shares pursuant to the DRP to reflect changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, the Company, Steadfast Income REIT, Inc. (“SIR”), Steadfast Apartment REIT Operating Partnership, L.P., a wholly-owned subsidiary of the Company (the “STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR (“SIR OP”), and SI Subsidiary, LLC, a wholly-owned subsidiary of the Company (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger (the “SIR Merger”). Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as the Company’s wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law (“MGCL”), the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of the Company’s common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, the Company, Steadfast Apartment REIT III, Inc. (“STAR III”), the STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III (the “STAR III OP”), and SIII Subsidiary, LLC, a wholly-owned subsidiary of the Company (“STAR III Merger Sub”), entered into an Agreement and Plan of Merger (the “STAR III Merger Agreement”). Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger (the “STAR III Merger,” and together with the SIR Merger, the “Mergers”). Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as a wholly-owned subsidiary of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of the Company’s common stock.

Combined Company

Through the Mergers, the Company acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). For more information on the Mergers, see Note 4 (Real Estate).

Pre-Internalization Operating Partnerships Mergers

On August 28, 2020, pursuant to an Agreement and Plan of Merger (the “SIR OP/STAR OP Merger Agreement”), the STAR Operating Partnership merged with and into the SIR OP (the “SIR OP/STAR OP Merger”). The SIR OP/STAR OP Merger is treated for U.S. federal income tax purposes as a tax-deferred contribution by the Company of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger (the “Operating Partnership Merger Agreement”), STAR III OP merged with and into SIR OP (the “Operating Partnership Merger” and together with the SIR OP/STAR OP Merger, the “Operating Partnership Mergers”). The Operating Partnership Merger is treated as an “asset over partnership merger” governed by Treasury Regulations Section 1.708-1(c)(3)(i), with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.” (the “Current Operating Partnership”). In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, the Company acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Current Operating Partnership, transferred all of its general partnership interests to the Company, and the Company was admitted as a substitute general partner of the Current Operating Partnership.

On August 28, 2020, the Company, Steadfast Income Advisor, LLC, the initial limited partner of the Current Operating Partnership (“SIR Advisor”), Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Current Operating Partnership (“STAR III Advisor”), Wellington VVM LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership (“Wellington”), and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership (“Copans” and together with “Wellington”, “VV&M”), entered into a Second Amended and Restated Agreement of Limited Partnership of Steadfast Apartment REIT Operating Partnership, L.P. (the “Second A&R Partnership Agreement”) in order to, among other things, reflect the consummation of the Operating Partnership Mergers. The purpose of the Operating Partnership Mergers was to simplify the Company’s corporate structure so that the Company has a single operating partnership that is a direct subsidiary of the Company.

Internalization Transaction

On August 31, 2020, the Current Operating Partnership and the Company entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with

SRI, which provided for the internalization of the Company’s external management functions previously provided by the Former Advisor and its affiliates. Prior to the Closing (as defined herein), which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined herein) on August 31, 2020 (the “Closing”), Steadfast Investment Properties, Inc., a California corporation (“SIP”), Steadfast REIT Services, Inc., a California corporation (“REIT Services”), and their respective affiliates owned and operated all of the assets necessary to operate the Company and its subsidiaries as a self-managed company and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement (the “Contribution & Purchase Agreement”) between the Company, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company (“SRSH”), and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash and (2) 6,155,613.92 Class B OP units of limited partnership interests in the Current Operating Partnership (the “Class B OP Units”) having the agreed value set forth in the Contribution & Purchase Agreement of $15.23 per Class B OP Unit at the time of the transaction. In addition, the Company purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns an 48.6% interest in Steadfast Holdings, the largest owner of SRI.

Concurrently with, and as a condition to the execution and delivery of the Contribution & Purchase Agreement, the Company, through STAR REIT Services, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“SRS”), entered into employment agreements with certain key employees. For more information on the Internalization Transaction, see Note 3 (Internalization Transaction).

The Former Advisor

Prior to the Internalization Transaction, the Company was externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between the Company and the Former Advisor (as may be amended, the “Advisory Agreement”). On August 31, 2020, prior to the Closing, the Company, the Former Advisor and the Current Operating Partnership entered into a Joinder Agreement (the “Joinder Agreement”) pursuant to which the Current Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, the Former Advisor and the Company entered into the First Amendment to the Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 are paid in cash to the Former Advisor by the Current Operating Partnership (the “First Amendment”). In connection with the Internalization Transaction, SRS assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Current Operating Partnership

Substantially all of the Company’s business is conducted through the Current Operating Partnership. The Company is the sole general partner of the Current Operating Partnership. The Current Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of December 31, 2020, the Company owned approximately 94% of the operating partnership units of the Current Operating Partnership. As a result of  the Internalization Transaction, SRI owns approximately 5% of the OP Units of the Current Operating Partnership, including approximately 6,155,613.92 Class B OP Units owned by SRI as of December 31, 2020. The remaining approximate 1% of the OP Units are owned by VV&M, unaffiliated third parties. The Current Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, which is an indirect wholly-owned subsidiary of the Current Operating Partnership. As a condition to the Closing, on August 31, 2020, the Company, as the general partner and parent of the Current Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”) to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the contribution, and designate Class B OP Units that were issued as consideration pursuant to the Internalization Transaction.

The Operating Partnership Agreement provides that the Current Operating Partnership is operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Current Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Current Operating Partnership being taxed as a corporation.

2.	Summary of Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019, other than the Financial Accounting Standards Board (“FASB”) Staff Q&A related to Accounting Standards Codification (“ASC”) 842: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the “ASC 842 Q&A”) and noncontrolling interest accounted for in accordance with ASC 810, Consolidation (“ASC 810”), each as further described below.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Current Operating Partnership and its wholly-owned subsidiaries. The portion of an entity not wholly-owned by the Company is presented as noncontrolling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company.

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the FASB, ASC and the rules and regulations of the SEC. Number of apartment homes, square footage, occupancy and certain other measures used to describe real estate included in the notes to the consolidated financial statements are presented on an unaudited basis.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that the Company does not own in an entity that is consolidated. The Company’s noncontrolling interests are comprised of Class A-2 operating partnership units (“Class A-2 OP Units”) in STAR III OP, the Company’s then- indirect subsidiary, which merged with and into the Current Operating Partnership pursuant to the OP Merger described in Note 1 (Organization and Business), and Class B OP Units of the Current Operating Partnership. The Company accounts for noncontrolling interests in accordance with ASC 810. In accordance with ASC 810, the Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of December 31, 2020, the Company’s noncontrolling interests qualified as permanent equity. There were no noncontrolling interests in 2019. For more information on the Company’s noncontrolling interest, see Note 9 (Noncontrolling Interest).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Assets

Depreciation and Amortization

Real estate costs related to the development, construction and improvement of properties are capitalized. Acquisition costs related to business combinations are expensed as incurred. Acquisition costs related to asset acquisitions are capitalized. Repair and maintenance and tenant turnover costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	27.5 years
Building improvements	5 - 25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures, and equipment	5-10 years

Real Estate Purchase Price Allocation

Upon the acquisition of real estate properties or other entities owning real estate properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition under ASC 805, Business Combinations (“ASC 805”). For both business combinations and asset acquisitions the Company allocates the purchase price of real estate properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets. For the year ended December 31, 2020, all of the Company’s acquisitions of real estate properties and the Mergers were determined to be asset acquisitions.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Real Estate Assets

The Company accounts for its real estate assets in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires the Company to continually monitor events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, the Company may have to record an impairment to reduce the net book value of such individual asset. The Company continues to monitor events in connection with the recent outbreak of the novel Coronavirus (“COVID-19”) and evaluates any potential indicators that could suggest that the carrying value of its real estate investments and related intangible assets and liabilities may not be recoverable. The Company recorded an impairment charge related to two of its real estate assets during the year ended December 31, 2020. No impairment loss was recorded in 2019. See Note 4 (Real Estate) for details.

Properties Held for Sale

The Company classifies certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met and are expected to sell within one year. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell, with any write-down recorded to impairment loss on the consolidated statements of operations. Depreciation and amortization is not recorded for assets classified as held for sale. As of each of December 31, 2020 and 2019, the Company classified zero and one real estate assets, respectively, as held for sale, as presented on its consolidated balance sheets. See Note 4 (Real Estate) for details.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company recorded goodwill during the year ended December 31, 2020, in connection with the Internalization Transaction. See Note 3 (Internalization Transaction) for details. The Company performed its annual assessment on October 1, 2020.

Revenue recognition - operating leases

The majority of the Company’s revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases (“ASC 842”). The Company leases apartment homes under operating leases with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, the Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and records amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on the Company’s consolidated statement of operations.

Rents and Other receivables

In accordance with ASC 842, the Company makes a determination of whether the collectability of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, the Company does not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to the Company’s collectability assessment are reflected as an adjustment to rental income.

Residents’ payment plans due to COVID-19

In April, 2020, the FASB issued the ASC 842 Q&A to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, modified terms and conditions of a company’s existing lease contracts, such as, changes to lease payments, may affect the economics of the lease for the remainder of the term and are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a ‘lease modification’ pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract.

Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

During the fiscal quarter ended June 30, 2020, the Company instituted payment plans for its residents that were experiencing hardship due to COVID-19, which the Company refers to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, the Company allowed qualifying residents to defer their rent, which is collected by the Company in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, the Company began providing certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident fails to make payments pursuant to the COVID-19 Payment Plan, the concession is immediately terminated, and the qualifying resident is required to immediately repay the amount of the concession. The Company did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans.

In January and February of 2021, the Company offered an extension to the COVID-19 Payment Plan (the “Extension Plan”), that allows eligible residents to defer their rent, which is collected by the Company in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan.

During the three months ended September 30, 2020, the Company initiated a Debt Forgiveness Program for certain qualifying residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments (the “Debt Forgiveness Program”). Pursuant to the Debt Forgiveness Program, the Company is offering qualifying residents an opportunity to terminate their lease without being liable for any unpaid rent and penalties. The Company determined that accounts receivable related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in its reserve.

The Company elected not to evaluate whether the COVID-19 Payment Plans and the Debt Forgiveness Program are lease modifications and therefore the Company’s policy is to account for the lease contracts with COVID-19 Payment Plans and Debt Forgiveness Program as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in this case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, the Company would treat that lease contract on a cash basis as defined in ASC 842. As of December 31, 2020 and 2019, the Company reserved  $2,245,067 and $0 of accounts receivables, respectively, which are considered not probable for collection.

Investments in Unconsolidated Joint Ventures

The Company accounted for investments in unconsolidated joint venture entities in which it would have exercised significant influence over, but did not control, using the equity method of accounting. Under the equity method, the investment was initially recorded at cost including an outside basis difference, which represented the difference between the purchase price the Company paid for its investment in the joint venture and the book value of the Company’s equity in the joint venture, and subsequently adjusted it to reflect additional contributions or distributions, the Company’s proportionate share of equity in the joint venture’s earnings (loss) and amortization of the outside basis difference. The Company recognized its proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in earnings (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, the Company evaluated its investment in an unconsolidated joint venture for other-than-temporary impairments. The Company recorded an other-than-temporary impairment (“OTTI”) on its investment in unconsolidated joint venture of $2,442,411 during the year ended December 31, 2020. No OTTI was recorded in the year ended December 31, 2019. See Note 5 (Investment in Unconsolidated Joint Venture) for details. The Company elected the cumulative earnings approach to classify cash receipts from the unconsolidated joint venture on the accompanying consolidated statements of cash flows.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. As of December 31, 2020 and 2019, the Company had amounts in excess of federally insured limits in deposit accounts with a financial institution. The Company limits such deposits to financial institutions with high credit standing.

Restricted Cash

Restricted cash represents those cash accounts for which the use of funds is restricted by loan covenants, cash that is deposited with a qualified intermediary for reinvestment pursuant to Section 1031 of the Internal Revenue Code and a cash account established in connection with a letter of credit to fund future workers compensation claims. As of December 31, 2020, the Company had a restricted cash balance of $38,998,980, which represented amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company’s lenders as well as an amount set aside in connection with a letter of credit. As of December 31, 2019, the Company had a restricted cash balance of $73,614,452, which included $36,740,983 in allocated loan amounts held by the lender of the Company’s master credit facility as collateral for two properties sold during the year ended December 31, 2019, $24,720,969 of cash proceeds from the sale of two properties that were being held by qualified intermediaries, and $12,152,500 related to amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company lenders.

The following table represents the components of the cash, cash equivalents and restricted cash presented on the accompanying consolidated statements of cash flows for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Cash and cash equivalents	$258,198,326	$74,806,649
Restricted cash	38,998,980	73,614,452
Other assets related to real estate held for sale	—	118,570
Total cash, cash and cash equivalents and restricted cash	$297,197,306	$148,539,671

Deferred Financing Costs

The Company capitalizes deferred financing costs such as commitment fees, legal fees and other third-party costs associated with obtaining commitments for financing that result in a closing of such financing, as a contra liability against the respective outstanding debt balance. The Company amortizes these costs over the terms of the respective financing agreements using the effective interest method. The Company expenses unamortized deferred financing costs when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other assets and liabilities at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the year ended December 31, 2020 and 2019.

The following describes the valuation methodologies used by the Company to measure fair value, including an indication of the level in the fair value hierarchy in which each asset or liability is generally classified.

Interest rate cap agreements - The Company has entered into certain interest rate cap agreements. These derivatives are recorded at fair value. Fair value was based on a model-driven valuation using the associated variable rate curve and an implied market volatility, both of which were observable at commonly quoted intervals for the full term of the interest rate cap agreements. Therefore, the Company’s interest rate cap agreements were classified within Level 2 of the fair value hierarchy and are included in other assets in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate cap agreements are recorded as interest expense in the accompanying consolidated statements of operations.

The following tables reflect the Company’s assets required to be measured at fair value on a recurring basis on the consolidated balance sheets:

	December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Recurring Basis:
Assets:
Interest rate cap agreements(1)	$—	$7,852	$—

	December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Recurring Basis:
Assets:
Interest rate cap agreements(1)	$—	$132	$—

_________________

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Fair Value of Financial Instruments

The accompanying consolidated balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued liabilities, distributions payable, distributions payable to affiliates, due to affiliates and notes payable.

The Company considers the carrying value of cash and cash equivalents, restricted cash, rents and other receivables, accounts payable and accrued liabilities and distributions payable to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The fair value of amounts due from affiliates, amounts due to affiliates and distributions payable to affiliates is not determinable due to the related party nature of such amounts. The Company has determined that its notes payable, net are classified as Level 3 within the fair value hierarchy.

The fair value of the notes payable, net is estimated using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of December 31, 2020 and 2019, the fair value of the notes payable was $2,246,242,677 and $1,153,445,768, respectively, compared to the carrying value of $2,129,245,671 and $1,108,559,045, respectively.

Distribution Policy

The Company elected to be taxed, and currently qualifies, as a REIT commencing with the taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Distributions declared during the year ended December 31, 2020, were based on daily record dates and calculated at a rate of $0.002459 per share per day during the period from January 1, 2020 to December 31, 2020.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order for the Company to qualify as a REIT under the Internal Revenue Code. During each of the years ended December 31, 2020 and 2019, the Company declared distributions totaling $0.900 per share of common stock, respectively. On January 12, 2021, the Company’s board of directors determined to reduce the annual distribution payment to $0.525 per share commencing on February 1, 2021 and ending February 28, 2021, which was extended through April 30, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day.

Operating Expenses

Pursuant to the Company’s Articles of Amendment and Restatement (as supplemented, the “Charter”), the Company is limited in the amount of certain operating expenses it may record on a rolling four-quarter basis to the greater of 2% of average invested assets and 25% of net income. Operating expenses include all costs and expenses incurred by the Company, as determined under GAAP, that in any way are related to the operation of the Company, excluding expenses of raising capital, interest payments, taxes, property operating expenses, non-cash expenditures, incentive fees, acquisition fees and expenses and investment management fees. During the four quarters ended December 31, 2020, the Company recorded operating expenses of $29,592,377, which includes $3,299,465 incurred by the Former Advisor and affiliates of the Company, on behalf of the Company, none of which was in excess of the 2%/25% limitation, and are included in general and administrative expenses in the accompanying consolidated statements of operations. Operating expenses of $158,723 remain payable and are included in due to affiliates in the accompanying consolidated balance sheet as of December 31, 2020.

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which requires leases with original lease terms of more than 12 months to be recorded on the balance sheet. For leases with terms greater than 12 months, a right-of-use (“ROU”) lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend or to terminate would be exercised. As the implicit rate in most leases are not readily determinable, the Company’s incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company’s recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, the Company adopted ASU 2016-02 and its related amendments (collectively, “ASC 842”) using the modified retrospective method. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases).

Equity-Based Compensation

The Company’s stock-based compensation consists of restricted stock issued to key employees of the Company, in addition to the Company’s independent directors. The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant and recognized on a straight-line basis over the requisite service period of the awards. The compensation expense is adjusted for actual forfeitures upon occurrence. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Per Share Data

Basic loss per share attributable to common stockholders for all periods presented are computed by dividing net loss by the weighted average number of shares of the Company’s common stock outstanding for each class of shares outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of the Company’s common stock and all potentially dilutive securities, if any. Distributions declared per common share assume each share was issued and outstanding each day during the period or based upon the two-class method, whichever is more dilutive. Nonvested shares of the Company’s restricted common stock give rise to potentially dilutive shares of the Company’s common stock but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during the period.

In accordance with FASB ASC Topic 260-10-45, Earnings Per Share, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares.

Income Taxes

The Company elected to be taxed, and currently qualifies, as a REIT under the Internal Revenue Code and has operated as such commencing with the taxable year ended December 31, 2014. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including the requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. As a result of the Mergers, the Current Operating Partnership could be liable for state or local tax liabilities. Subsequent to the Internalization Transaction, the Company formed STAR TRS, Inc. (the “TRS”), a taxable REIT subsidiary that is a wholly owned indirect subsidiary of the Current Operating Partnership, that did not elect to qualify as a REIT and is therefore subject to federal and state income taxes. If the Company fails to qualify as a REIT in any taxable year, it would be subject to federal income tax on its taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company follows ASC 740, Income Taxes, to recognize, measure, present and disclose in its accompanying consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2020 and 2019, the Company had no liabilities for uncertain tax positions that it believes should be recognized in its accompanying consolidated financial statements. Due to uncertainty regarding the realization of certain deferred tax assets, the Company has established valuation allowances, primarily in connection with the net operating loss carryforwards related to the Company. The Company has not been assessed material interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for all open tax years ended December 31, 2020. As of December 31, 2020, the Company’s tax returns for calendar years 2019, 2018 and 2017 remain subject to examination by major tax jurisdictions.

Segment Disclosure

The Company has determined that it has one reportable segment with activities related to investing in multifamily properties. The Company’s investments in real estate are in different geographic regions, and management evaluates operating performance on an individual asset level. However, as each of the Company’s assets has similar economic characteristics, tenants and products and services, its assets have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), and subsequent amendments to the guidance including, ASU 2018-19 in November 2018, ASU 2019-04 in April 2019, ASU 2019-05 in May 2019, ASUs 2019-10 and 2019-11 in November 2019, and ASU 2020-02 in February 2020 (as amended “ASU 2016-13”). ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income (loss), including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. This guidance does not apply to operating lease receivables arising from operating leases, which are within the scope of ASC 842. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption was permitted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The FASB issued ASU 2018-13 to improve the effectiveness of fair value measurement disclosures by adding, eliminating, and modifying certain disclosure requirements. The issuance of ASU 2018-13 is part of a disclosure framework project. The disclosure framework project’s objective and primary focus are to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. Achieving the objective of improving the effectiveness of the notes to financial statements includes: (1) the development of a framework that promotes consistent decisions by the FASB board about disclosure requirements and (2) the appropriate exercise of discretion by reporting entities. The amendments in ASU 2018-13 modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. ASU 2018-13 removed certain disclosure requirements under Topic 820 such as the disclosure requirements of the valuation process for level 3 fair value measurements and modified and added certain of the disclosure requirements in Topic 820. ASU 2018-13 requires prospective and retrospective application depending on the amendment and is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption was permitted. The Company adopted ASU 2016-13 on January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2020-01 should be applied prospectively. The Company is currently assessing the impact of ASU 2020-01 on its consolidated financial statements and does not expect a material impact on its consolidated financial statements and related disclosures from the adoption of ASU 2020-01.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”) and a subsequent amendment to the guidance, ASU 2021-01 in January 2021. ASU 2020-04 provided practical expedients to address existing guidance on contract modifications and hedge accounting due to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates (together “IBORs”) to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Company refers to this transition as reference rate reform. The first practical expedient allows companies to elect to not apply certain modification accounting requirements to debt, derivative and lease contracts affected by reference rate reform if certain criteria are met. These criteria include the following: (i) the contract referenced an IBOR rate that is expected to be discontinued; (ii) the modified terms directly replace or have the potential to replace the IBOR rate that is expected to be discontinued; and (iii) any contemporaneous changes to other terms that change or have the potential to change the amount and timing of contractual cash flows must be related to the replacement of the IBOR rate. If the contract meets all three criteria, there is no requirement for remeasurement of the contract at the modification date or reassessment of the previous accounting determination. The second practical expedient allows companies to change the reference rate and other critical terms related to the reference rate reform in derivative hedge documentation without having to de-designate the hedging relationship. This allows for companies to continue applying hedge accounting to existing cash flow and net investment hedges. ASU 2020-04 was effective upon issuance on a prospective basis beginning January 1, 2020 and may be elected over time as reference rate reform activities occur. The Company is currently evaluating the impact ASU 2020-04 has on its debt, derivative and lease contracts that are eligible for modification relief and may apply those elections as needed.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. ASU 2020-06 also enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and amends the related earnings per share guidance. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The guidance in ASU 2020-06 can be applied through a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the impact of ASU 2020-06 on its consolidated financial statements and related disclosures from the adoption of ASU 2020-06.

In August 2020, the SEC issued Final Rule Release No. 33-10825, Modernization of Regulation S-K Items 101, 103 and 105, which amends certain disclosure requirements required by Regulation S-K relating to the description of business (Item 101), legal proceedings (Item 103) and risk factors (Item 105). The amendments to Item 101 will, among other things, allow the Company to provide updates regarding the business based on materiality, if it incorporates by reference disclosure from a previous SEC filing. The amendment also requires disclosures regarding the registrant’s human capital resources to the extent such disclosures would be material to an understanding of the registrant’s business. The amendments to Item 103, among other things, increase the quantitative threshold for disclosing certain environmental proceedings, and the amendments to Item 105, among other things, require a risk factors summary if the risk factors section is longer than 15 pages. The Company adopted these modifications, which were effective on November 9, 2020, and included disclosures regarding human capital management and summary of risk factors in this Annual Report on Form 10-K. The adoption of the other amendments did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-10 contains improvements to GAAP by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of GAAP. ASU 2020-10 also contains codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. ASU 2020-10 is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect a material impact on its consolidated financial statements and related disclosures from the adoption of ASU 2020-10.

In November 2020, the SEC issued Release No. 33-10890, Amendments to Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, to simplify, modernize and enhance certain financial disclosure requirements in Regulation S-K. This amendment will become effective on February 10, 2021. Early Adoption is permitted. The Company early adopted these modifications in this Annual Report on Form 10-K. The adoption of this guidance did not have a material impact on the consolidated financial statements.

3.	Internalization Transaction

On August 31, 2020, the Current Operating Partnership and the Company completed the Internalization Transaction with SRI, which provided for the internalization of the Company’s external management functions provided by the Former Advisor and its affiliates.

Pursuant to the Contribution & Purchase Agreement between the Company, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash consideration and (2) 6,155,613.92 Class B OP Units having the agreed value of $15.23 per Class B OP Unit at the time of the transaction. The Company also purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership.

Fair Value of Consideration Transferred

The Company accounted for the Internalization Transaction as a business combination under the acquisition method of accounting. Pursuant to the terms of the Internalization Transaction, the following consideration was given in exchange for all of the membership interests in SRSH:

Amount
Cash consideration(1)	$31,249,000

Class B OP Units issued	6,155,613.92
Fair value per Class B OP Unit	$15.23
Fair value of OP Unit Consideration	93,750,000

Promote price(2)	1,000

Accounting value of total consideration	$125,000,000

_________________

(1)

Represents the contractual cash consideration before adjustments to reflect affiliates assets acquired in the Internalization Transaction of $2,717,634 and affiliates liabilities assumed in the Internalization Transaction of $4,701,436.

(2)	Represents the repurchase of Class A Convertible Stock by the Company.

Assets Acquired and Liabilities Assumed

The Internalization Transaction was accounted for as a business combination under the acquisition method of accounting under ASC 805, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

During the year ended December 31, 2020, the Company finalized the purchase price allocation of the fair value of consideration transferred (described above) for the Internalization Transaction. The following table summarizes the finalized purchase price allocation as of the date of the Internalization Transaction:

Amount
Assets:
Accounts receivable from affiliates	$3,908,946
Finance lease right-of-use asset	20,925
Other assets	49,919
Property management agreements intangibles(1)	815,000
Operating lease right-of-use asset	1,651,415
Repurchase of Class A Convertible Stock	1,000
Goodwill	125,220,448
Total assets acquired	131,667,653
Liabilities:
Accrued personnel costs	(4,995,313)
Finance lease liability	(20,925)
Operating lease liability	(1,651,415)
Total liabilities assumed	(6,667,653)
Net assets acquired	$125,000,000

_________________

(1)

The intangible assets acquired consist of property management agreements that the Company, acting as advisor and property manager through certain subsidiaries, has with affiliates of SRI (the “SRI Property Management Agreements”). The value of the SRI Property Management Agreements was determined based on a discounted cash flow valuation of the projected revenues of the acquired agreements. The SRI Property Management Agreements are subject to an estimated useful life of one year. As of December 31, 2020, the SRI Property Management Agreements were approximately 33% amortized.

Goodwill

In connection with the Internalization Transaction, the Company recorded goodwill of $125.2 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded represents the Company’s acquired workforce and its ability to generate additional opportunities for revenue and raise additional funds.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Internalization Transaction and Mergers occurred in 2019 and had been included in operations as of January 1, 2019. The operations acquired in the Internalization Transaction earned $96.5 million in revenue in 2019, approximately $93.9 million of which was earned from the Company and will be eliminated in the Company’s consolidated financial statements on a post-acquisition basis, and approximately $2.5 million of which was earned providing property management services to nine properties owned by SIP and its affiliates and will be recurring revenue to the Company resulting in an immaterial impact on the Company’s net loss of approximately $0.4 million.

The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis:

	Year Ended December 31,
	2020	2019
Revenue	$303,851,813	$323,258,776
Net income (loss)(1)(2)	$(109,151,163)	$29,545,827
Net income (loss) attributable to noncontrolling interests	$(5,759,798)	$1,585,124
Net income (loss) attributable to common stockholders(3)	$(103,391,365)	$27,960,703
Net income (loss) attributable to common stockholders per share - basic and diluted	$(1.04)	$0.26

_________________

(1)

The incremental cost of hiring the existing workforce responsible for the Company’s real estate management and operations of $17,906,923 and $17,742,481, was included in pro forma expenses in arriving at the pro forma net income/(loss) for the years ended December 31, 2020 and 2019, respectively. The pro forma impact of the Internalization Transaction on the Company’s historical results of operations based on the historical net income of SRI and its affiliates was $19,083,158 for the year ended December 31, 2019.

(2)

Contemporaneously with the closing of the Internalization Transaction, the Company hired 634 employees, previously employed by SRI and its affiliates, to operate all of the assets necessary to operate the business of the Company.

(3)	Amount is net of net income (loss) attributable to noncontrolling interests and distributions to preferred shareholders.

4.	Real Estate

Current Period Acquisitions

During the year ended December 31, 2020, the Company acquired 42 real estate properties, all of which were determined to be asset acquisitions, including 36 real estate properties acquired in the Mergers, two parcels of land for the development of apartment homes and four real estate properties, three of which were acquired through exchanges pursuant to Section 1031 of the Internal Revenue Code.

The following is a summary of real estate properties acquired during the year ended December 31, 2020:

					Purchase Price Allocation
Property Name	Location	Purchase Date	Properties	Homes	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Below Market Leases	Discount (Premium) on Assumed Liabilities	Total Purchase Price
Eleven10 @ Farmers Market	Dallas, TX	1/28/2020	1	313	$10,574,569	$50,026,284	$1,463,076	$—	$—	$62,063,929
Patina Flats at the Foundry	Loveland, CO	2/11/2020	1	155	2,463,617	41,537,960	1,184,050	(61,845)	—	45,123,782
SIR Merger(1)	Various	3/6/2020	27	7,527	114,377,468	959,337,747	27,027,759	—	1,391,489	1,102,134,463
STAR III Merger(1)	Various	3/6/2020	9	2,639	58,056,275	411,461,858	10,041,373	—	(5,802,045)	473,757,461
Arista at Broomfield	Broomfield, CO	3/13/2020	1	—	7,283,803	1,301,972	—	—	—	8,585,775
VV&M	Dallas, TX	4/21/2020	1	310	8,207,057	51,299,734	1,407,518	—	(945,235)	59,969,074
Flatirons	Broomfield, CO	6/19/2020	1	—	8,574,704	238,485	—	—	—	8,813,189
Los Robles	San Antonio, TX	11/19/2020	1	306	5,098,903	45,338,136	1,183,797	—	—	51,620,836
			42	11,250	$214,636,396	$1,560,542,176	$42,307,573	$(61,845)	$(5,355,791)	$1,812,068,509

_________________

(1)

In connection with the Mergers, the Company capitalized transaction costs on the accompanying consolidated balance sheets of $28,145,708 under ASC 805 using a relative fair value method (the “Capitalized Transaction Costs”). Capitalized Transaction Costs of $26,515,662 and $628,691 were incurred upon the completion of the Mergers on March 6, 2020, and were allocated to the real estate acquired and investment in unconsolidated joint venture, respectively, and $1,630,046 of the Capitalized Transaction Costs, which were incurred and initially capitalized to buildings and improvements on the Company’s consolidated balance sheets as of December 31, 2019, were reallocated to the real estate acquired in the Mergers upon the completion of the Mergers.

As of December 31, 2020, the Company owned 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes.

The total acquisition price of the Company’s multifamily real estate portfolio was $3,128,910,761, excluding land held for the development of apartment homes of $39,891,218. As of December 31, 2020 and 2019, the Company’s portfolio was approximately 95.4% and 94.6% occupied and the average monthly rent was $1,173 and $1,200, respectively.

As of December 31, 2020 and 2019, investments in real estate and accumulated depreciation and amortization related to the Company’s consolidated real estate properties were as follows:

	December 31, 2020
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development	Real Estate Held for Sale
Investments in real estate	$337,322,234	$2,882,411,683	$1,752,793	$3,221,486,710	$39,891,218	$—
Less: Accumulated depreciation and amortization	—	(397,413,838)	(330,839)	(397,744,677)	—	—
Net investments in real estate and related lease intangibles	$337,322,234	$2,484,997,845	$1,421,954	$2,823,742,033	$39,891,218	$—

	December 31, 2019
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development	Real Estate Held for Sale
Investments in real estate	$151,294,208	$1,369,256,465	$—	$1,520,550,673	$5,687,977	$27,285,576
Less: Accumulated depreciation and amortization	—	(277,033,046)	—	(277,033,046)	—	(5,619,814)
Net investments in real estate and related lease intangibles	$151,294,208	$1,092,223,419	$—	$1,243,517,627	$5,687,977	$21,665,762

_________________

(1)	During the year ended December 31, 2019, the Company capitalized $1,630,046 of costs related to the Mergers, included in building and improvements in the accompanying consolidated balance sheets.

Depreciation and amortization expense was $162,978,734, $73,781,883 and $70,993,280 for the years ended December 31, 2020, 2019 and 2018, respectively.

Depreciation of the Company’s buildings and improvements was $121,839,067, $73,780,075 and $70,993,280 for the years ended December 31, 2020, 2019 and 2018, respectively. Depreciation of the Company’s acquired furniture and fixtures in the Internalization Transaction was $13,127, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s intangible assets was $41,126,540, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s tenant origination and absorption costs was $40,840,580, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. Tenant origination and absorption costs had a weighted-average amortization period as of the date of acquisition of less than one year.

Amortization of the Company’s operating ROU assets was $10,212, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. This represents the amortization of initial direct costs included in the measurement of the operating ROU assets.

Amortization of the Company’s SRI Property Management Agreements was $275,748, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. This represents the amortization of the SRI Property Management Agreements acquired in the Internalization Transaction.

Amortization of the Company’s other intangible assets, which consist of below-market leases, was $5,937, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively, and is included as an increase to rental income in the accompanying consolidated condensed statements of operations. Other intangible assets had a weighted-average amortization period as of the date of acquisition of 10 years.

Operating Leases

As of December 31, 2020, the Company’s real estate portfolio comprised 21,567 residential apartment homes and was 96.5% leased by a diverse group of residents. For the year ended December 31, 2020 and 2019, the Company’s real estate portfolio earned in excess of 99% and less than 1% of its rental income from residential tenants and commercial tenants, respectively. The residential tenant lease terms consist of lease durations equal to 12 months or less. The commercial tenant leases consist of remaining lease durations varying from six to nine years.

Some residential leases contain provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to residents. Generally, upon the execution of a lease, the Company requires security deposits from residents in the form of a cash deposit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in accounts payables and accrued liabilities in the accompanying consolidated balance sheets and totaled $8,545,977 and $4,351,837 as of December 31, 2020 and 2019, respectively.

The future minimum rental receipts from the Company’s properties under non-cancelable operating leases attributable to commercial tenants as of December 31, 2020, and thereafter is as follows:

2021	$182,566
2022	244,460
2023	250,196
2024	257,214
2025	264,423
Thereafter	980,059
$2,178,918

As of December 31, 2020 and 2019, no tenant represented over 10% of the Company’s annualized base rent and there were no significant industry concentrations with respect to its commercial leases.

Real Estate Under Development

During the year ended December 31, 2020, the Company owned the following parcels of land held for the development of apartment homes:

Development Name	Location	Purchase Date	Land Held for Development	Construction in Progress	Total Carrying Value
Garrison Station	Murfreesboro, TN	5/30/2019	$2,469,183	$20,023,071	$22,492,254
Arista at Broomfield	Broomfield, CO	3/13/2020	7,283,803	1,301,972	8,585,775
Flatirons	Broomfield, CO	6/19/2020	8,574,704	238,485	8,813,189
			$18,327,690	$21,563,528	$39,891,218

Montecito Apartments

On March 6, 2020, in connection with the SIR Merger, the Company acquired Montecito Apartments, a multifamily property located in Austin, Texas, containing 268 apartment homes. The purchase price of Montecito Apartments was $36,461,172, including closing costs. During the quarter ended June 30, 2020, the Company recorded an impairment charge of $3,269,466, as it was determined that the carrying value of Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Montecito Apartments for sale at a disposition price that was less than its carrying value. On October 29, 2020, the Company sold Montecito Apartments for $34,700,000, excluding selling costs of $395,883, resulting in a gain of $1,699,349, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The carrying value of Montecito Apartments as of the date of sale was $32,604,768. The purchaser of Montecito Apartments is not affiliated with the Company or the Former Advisor.

Ansley at Princeton Lakes

On March 6, 2020, in connection with the STAR III Merger, the Company acquired Ansley at Princeton Lakes, a multifamily property located in Atlanta, Georgia, containing 306 apartment homes. The purchase price of Ansley at Princeton Lakes was $51,564,357, including closing costs. During the quarter ended June 30, 2020, the Company recorded an impairment charge of $1,770,471, as it was determined that the carrying value of Ansley at Princeton Lakes would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes for sale at a disposition price that was less than its carrying value. On September 30, 2020, the Company sold Ansley at Princeton Lakes for $49,500,000, excluding selling costs of $466,550, resulting in a gain of $1,392,434, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The carrying value of Ansley at Princeton Lakes as of the date of sale was $47,641,016. The purchaser of Ansley at Princeton Lakes is not affiliated with the Company or the Former Advisor.

Terrace Cove Apartment Homes

On August 28, 2014, the Company, through an indirect wholly-owned subsidiary, acquired Terrace Cove Apartment Homes, a multifamily property located in Austin, Texas, containing 304 apartment homes. The purchase price of Terrace Cove Apartment Homes was $23,500,000, exclusive of closing costs. On February 5, 2020, the Company sold Terrace Cove Apartment Homes for $33,875,000, excluding selling costs of $732,529, resulting in a gain of $11,384,599, which includes reductions to the net book value of the property due to historical depreciation and amortization expense. The carrying value of Terrace Cove Apartment Homes as of the date of sale was $21,757,872. The purchaser of Terrace Cove Apartment Homes is not affiliated with the Company or the Former Advisor.

The results of operations for the years ended December 31, 2020, 2019 and 2018, through the dates of sale for all properties disposed of through December 31, 2020 were included in continuing operations on the Company’s consolidated statements of operations and are as follows:

	Year Ended December 31,
	2020	2019	2018
Revenues:
Rental income	$5,059,466	$8,962,905	$9,489,991
Other income	103,895	54,902	52,400
Total revenues	5,163,361	9,017,807	9,542,391
Expenses:
Operating, maintenance and management	1,725,729	2,592,404	2,938,157
Real estate taxes and insurance	1,120,807	1,880,415	1,977,882
Fees to affiliates	230,634	474,092	403,783
Depreciation and amortization	3,406,226	2,722,239	3,538,124
Interest expense	964,018	—	1,203,658
General and administrative expenses	67,142	72,881	64,650
Impairment of real estate	5,039,937	—	—
Total expenses	12,554,493	7,742,031	10,126,254
(Loss) income before other income	(7,391,132)	1,275,776	(583,863)
Other income:
Gain on sale of real estate, net	14,476,382	11,651,565	—
Interest income	1,390	6,249	3,783
Insurance proceeds in excess of losses incurred	—	—	42,016
Loss on debt extinguishment	(191,377)	—	(446,593)
Total other income (loss)	14,286,395	11,657,814	(400,794)
Net income (loss)	$6,895,263	$12,933,590	$(984,657)

2020 Unconsolidated Joint Venture Disposition

On March 6, 2020, in connection with the SIR Merger, the Company acquired a 10% interest in BREIT Steadfast MF JV LP, which consisted of 20 multifamily properties with a total of 4,584 apartment homes (the Joint Venture”). During the quarter ended June 30, 2020, the Company recognized an OTTI of $2,442,411. The OTTI was a result of us receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a disposition price that was less than the carrying value of the Joint Venture. On July 16, 2020, the Company sold its joint venture interest for $19,278,280, resulting in a gain on sale of $66,802.

Completion of Mergers

On March 6, 2020, pursuant to the terms and conditions of the SIR Merger Agreement and STAR III Merger Agreement (together the “Merger Agreements”), SIR Merger Sub and STAR III Merger Sub, the surviving entities, continued as wholly-owned subsidiaries of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of SIR and STAR III ceased. The combined company retained the name “Steadfast Apartment REIT, Inc.” At the effective time of the Mergers, each issued and outstanding share of SIR and STAR III’s common stock (or a fraction thereof), $0.01 par value per share, was converted into 0.5934 and 1.430 shares of the Company’s common stock, respectively.

The following table summarizes the purchase price of SIR and STAR III as of the date of the Mergers:

	SIR	STAR III
Class A common stock issued and outstanding	$—	$3,458,807
Class R common stock issued and outstanding	—	475,207
Class T common stock issued and outstanding	—	4,625,943
Common stock issued and outstanding	73,770,330	—
Total common stock issued and outstanding	73,770,330	8,559,957
Exchange ratio	0.5934	1.430
STAR common stock issued as consideration(1)	43,775,314	12,240,739
STAR’s most recently disclosed estimated value per share	15.84	15.84
Value of implied STAR common stock issued as consideration	$693,400,974	$193,893,305

_________________

(1)	Represents the number of shares of common stock of SIR and STAR III converted into STAR shares upon consummation of the Mergers.

The following table shows the purchase price allocation of SIR’s and STAR III’s identifiable assets and liabilities assumed as of the date of the Mergers:

	SIR	STAR III
Assets
Land	$114,377,468	$58,056,275
Building and improvements	959,337,747	411,461,858
Acquired intangible assets	27,027,759	10,041,373
Other assets, net	122,688,608	21,438,855
Investment in unconsolidated joint venture	22,128,691	—
Total assets	$1,245,560,273	$500,998,361
Liabilities
Mortgage notes payable	$(506,023,981)	$(289,407,045)
Other liabilities	(46,135,318)	(17,698,011)
	$(552,159,299)	$(307,105,056)
	$693,400,974	$193,893,305

Capitalized Acquisition Costs Related to the Mergers

The SIR Merger and STAR III Merger were each accounted for as an asset acquisition. In accordance with the asset acquisition method of accounting, costs incurred to acquire the asset were capitalized as part of the acquisition price. Upon the execution of the SIR Merger Agreement and the STAR III Merger Agreement on August 5, 2019, the SIR Merger and STAR III Merger were considered probable of occurring, at which point the Company began to capitalize the merger related acquisition costs to building and improvements in the accompanying consolidated balance sheets. Prior to such date, the merger related acquisition costs were expensed to general and administrative expenses in the accompanying consolidated statements of operations.

Impairment of Real Estate Assets

Ansley at Princeton Lakes and Montecito Apartments

During the three months ended June 30, 2020, the Company recorded an impairment charge of $5,039,937 as it was determined that the carrying value of Ansley at Princeton Lakes and Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes and Montecito Apartments for sale at disposition prices that were less than their carrying values. In determining the fair value of property, the Company considered Level 3 inputs. Ansley at Princeton Lakes and Montecito Apartments were sold on September 30, 2020 and October 29, 2020, respectively.

5.	Investment in Unconsolidated Joint Venture

On March 6, 2020, upon consummation of the SIR Merger, the Company acquired a 10% interest in the Joint Venture. On July 16, 2020 (the “JV Disposition Date”), the Company sold its joint venture interest for $19,278,280 to an affiliate of the general partner of the Joint Venture. The Company did not exercise significant influence, nor did it control the Joint Venture and had accounted for its former investment in the Joint Venture under the equity method of accounting. Income, losses, contributions and distributions were generally allocated based on the members’ respective equity interests.

The Company recognized an OTTI on its investment in the Joint Venture of $2,442,411 during the three months ended June 30, 2020. The OTTI was a result of the Company receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a disposition price that was less than the carrying value of the Joint Venture. The OTTI is included in equity in loss from unconsolidated joint venture on the Company’s consolidated statements of operations. In determining the fair value of the Joint Venture, the Company considered Level 3 inputs.

As of the JV Disposition Date, the book value of the Company’s investment in the Joint Venture was $18,955,478, which included an accounting outside basis difference of $8,067,010, net and capitalized transaction costs of $594,993, net. The accounting outside basis difference represented the difference between the purchase price the Company paid for its investment in the Joint Venture in connection with the SIR Merger and the book value of the Company’s equity in the Joint Venture as of the JV Disposition Date. The capitalized transaction costs relate to acquiring the interest in the Joint Venture through the consummation of the SIR Merger.

During the years ended December 31, 2020 and 2019, $490,586 and $0 of amortization of the basis difference was included in equity in losses from unconsolidated joint venture on the accompanying consolidated statements of operations, respectively. The Company recorded the gain on sale of the investment in unconsolidated joint venture of $66,802 in equity in losses from unconsolidated joint venture on the accompanying consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company received distributions of $360,700 and $0 related to its investment in the Joint Venture, respectively.

Unaudited financial information for the Joint Venture for the periods from March 6, 2020 through the JV Disposition Date, is summarized below:

For the Period from March 6, 2020 through July 16, 2020
Revenues	$23,313,921
Expenses	(25,078,993)
Other income	225,914
Net loss	$(1,539,158)

Company’s proportional net loss	$(153,916)
Amortization of outside basis	(490,586)
Impairment of unconsolidated joint venture	(2,442,411)
Gain on sale of unconsolidated joint venture	66,802
Equity in losses of unconsolidated joint venture	$(3,020,111)

6.	Other Assets

As of December 31, 2020 and 2019, other assets consisted of:

	December 31,
	2020	2019
Prepaid expenses	$6,446,847	$1,521,084
SRI Property Management Agreements, net	543,332	—
Interest rate cap agreements (Note 14)	7,852	132
Escrow deposits for pending real estate acquisitions	—	2,600,300
Other deposits	649,470	1,342,615
Corporate computers, net	132,708	—
Lease right-of-use assets, net (Note 15)(1)	2,145,505	49,184
Other assets	$9,925,714	$5,513,315

_________________

(1)

As of December 31, 2020, lease ROU assets, net included finance lease ROU asset, net of $16,845 and operating ROU assets, net of $2,128,660. As of December 31, 2019, lease ROU assets, net included finance lease ROU asset, net of $0 and operating ROU assets, net of $49,184.

Amortization of the Company’s SRI Property Management Agreements was $275,748, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s initial direct costs included in the measurement of the operating ROU assets was $10,212, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 15 (Leases) for details.

7.	Debt

Mortgage Notes Payable

The following is a summary of mortgage notes payable, net secured by individual properties as of December 31, 2020 and 2019:

	December 31, 2020
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.31%	2.27%	$113,452,357
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,273,877,535
Mortgage notes payable, gross	46				3.72%	1,387,329,892
Premiums and discount, net(2)						3,809,734
Deferred financing costs, net(3)						(6,756,841)
Mortgage notes payable, net						$1,384,382,785

	December 31, 2019
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	2	1/1/2025 - 9/1/2025	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.28%	3.82%	$75,670,000
Fixed rate	14	7/1/2025 - 5/1/2054	3.36%	4.60%	3.96%	488,805,387
Mortgage notes payable, gross	16				3.94%	564,475,387
Deferred financing costs, net(3)						(4,376,572)
Mortgage notes payable, net						$560,098,815

_________________

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.
(2)

The following table summarizes debt premiums and discounts as of December 31, 2020, including the unamortized portion included in the principal balance as well as amounts amortized included in interest expense in the accompanying consolidated statements of operations. There were no debt premiums and discounts as of December 31, 2019.

Net Debt Premium (Discount) before Amortization as of December 31, 2020	Amortization of Debt (Premium) Discount During the Year Ended December 31, 2020	Unamortized Net Debt Premium (Discount) as of December 31, 2020
$15,375,305	$(1,836,575)	$13,538,730
(10,179,526)	450,530	(9,728,996)
$5,195,779	$(1,386,045)	$3,809,734

(3)	Accumulated amortization related to deferred financing costs as of December 31, 2020 and 2019 was $3,495,183 and $2,215,461, respectively.

Construction Loan

On October 16, 2019, the Company entered into an agreement with PNC Bank, National Association (“PNC Bank”) for a construction loan related to the development of a multifamily property known as Garrison Station in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest is daily LIBOR plus 2.00%, which then reduces to daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of its affiliates. As of December 31, 2020 and 2019, the principal outstanding balance on the construction loan was $6,264,549 and $0, respectively, and was included within mortgage notes payable, net on the accompanying consolidated balance sheets.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 indirect wholly-owned subsidiaries of the Company entered into a Master Credit Facility Agreement (“MCFA”) with Berkeley Point Capital, LLC (“Facility Lender”) for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, the Company and the Facility Lender amended the MCFA to substitute Patina Flats at the Foundry and Fielders Creek, the then-unencumbered multifamily property owned by the Company, as substitute collateral for the three multifamily properties disposed of and released from the MCFA. The Company also increased its outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (i) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (ii) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (iii) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (iv) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. The Company paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid the Former Advisor a loan coordination fee of $3,061,855.

PNC Master Credit Facility

On June 17, 2020, the Company, through seven indirect wholly-owned subsidiaries (each, a “Borrower” and collectively, the “Borrowers”), entered into a Master Credit Facility Agreement (the “PNC MCFA,”), a fixed rate Multifamily Note and a variable rate Multifamily Note (collectively, the “Notes”) and the other loan documents for the benefit of PNC Bank. The PNC MCFA provides for two tranches: (i) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (ii) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. The Company paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, the Company entered into a revolving credit loan facility (the “Revolver”) with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances (each, a “Revolver Loan”) solely for the purpose of financing costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension. Advances made under the Revolver are secured by the Landings of Brentwood property, as evidenced by the Loan Agreement, the Credit Facility Notes (the “Notes”), the Deed of Trust and a Guaranty from the Company (the “Guaranty,” together with the Loan Agreement and the Notes, the “Loan Documents”).

The Company has the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread.

As of December 31, 2020 and 2019, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which are included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of December 31,
	2020	2019
Principal balance on MCFA, gross	$592,137,000	$551,669,000
Principal balance on PNC MCFA, gross	158,340,000	—
Deferred financing costs, net on MCFA(1)	(3,436,850)	(3,208,770)
Deferred financing costs, net on PNC MCFA(2)	(1,689,935)	—
Deferred financing costs, net on Revolver(3)	(487,329)	—
Credit facilities, net	$744,862,886	$548,460,230

_________________

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of December 31, 2020 and 2019, was $1,298,265 and $832,187, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of December 31, 2020 and 2019, was $99,283 and $0, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of December 31, 2020 and 2019, was $101,549 and $0, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, the Company assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. The Company recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR +2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471
Assumed Principal Mortgage Notes Payable	29				$791,020,471

Maturity and Interest

The following is a summary of the Company’s aggregate maturities as of December 31, 2020:

			Maturities During the Years Ending December 31,
Contractual Obligations	Total	2021	2022	2023	2024	2025	Thereafter
Principal payments on outstanding debt (1)	$2,137,806,892	$8,724,823	$41,107,321	$60,647,614	$58,165,948	$197,570,696	$1,771,590,490

_________________

(1)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude deferred financing costs, net and debt premiums (discounts), net associated with the notes payable.

The Company’s notes payable contain customary financial and non-financial debt covenants. At December 31, 2020 and 2019, the Company was in compliance with all debt covenants.

For the years ended December 31, 2020, 2019 and 2018, the Company incurred interest expense of $75,171,052, $49,273,750 and $44,374,484, respectively. Interest expense for the years ended December 31, 2020, 2019 and 2018 includes amortization of deferred financing costs of $1,948,437, $1,019,355 and $1,056,545, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $65,391, $225,637 and $(87,160), amortization of net loan premiums and discounts of $1,393,673, $0 and $207,074, imputed interest on the finance lease portion of the Company’s sub-lease of $175, $0 and $0, line of credit commitment fees of $65,953, $2,137 and $57,007 and costs associated with the refinancing of debt of $42,881, $496,684 and $587,520, net of capitalized interest of $807,345, $106,523 and $0, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

Interest expense of $6,806,695 and $3,954,686 was payable as of December 31, 2020 and 2019, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

8.	Stockholders’ Equity

General

Pursuant to the Charter, the total number of shares of capital stock authorized for issuance is 1,100,000,000 shares, consisting of 999,998,000 shares of common stock with a par value of $0.01 per share, 1,000 shares of Class A non-participating, non-voting convertible stock with a par value of $0.01 per share, 1,000 shares of non-participating, non-voting convertible stock with a par value of $0.01 per share and 100,000,000 shares of preferred stock with a par value of $0.01 per share.

Common Stock

The shares of the Company’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the MGCL and to all rights of a stockholder pursuant to the MGCL. The common stock has no preferences or preemptive, conversion or exchange rights.

On September 3, 2013, the Company issued 13,500 shares of common stock to SRI, the Company’s former sponsor, for $202,500. From inception through March 24, 2016, the date of the termination of the Primary Offering, the Company had issued 48,625,651 shares of common stock in its Public Offering for offering proceeds of $640,012,497, including 1,011,561 shares of common stock issued pursuant to the DRP for total proceeds of $14,414,752, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. Following the termination of the Public Offering, the Company continues to offer shares pursuant to the DRP. On May 4, 2020, the Company amended its registration statement for the DRP to register up to 10,000,000 shares of common stock for sale at an initial price of $15.23.

On March 6, 2020, the Company issued 43,775,314 shares of its common stock to SIR’s stockholders and 12,240,739 shares of its common stock to STAR III’s stockholders in connection with the Mergers. As of December 31, 2020, the Company had issued 111,665,117 shares of common stock, including 56,016,053 shares of common stock issued in the Mergers and 8,035,037 shares of common stock issued pursuant to the DRP for aggregate proceeds of $1,633,192,593, including $887,294,279 from the Mergers and $120,300,569 of proceeds pursuant to the DRP, net of offering costs of $84,837,134.

As further discussed in Note 11 (Incentive Award Plan and Independent Director Compensation), the shares of restricted common stock granted to the Company’s independent directors prior to the Internalization Transaction, vest and become non-forfeitable in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant. On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or subsequent annual election to the Company’s board of directors. The shares of restricted common stock granted pursuant to the Company’s independent directors’ compensation plan generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The issuance and vesting activity for the years ended December 31, 2020, 2019 and 2018 for the restricted stock issued to the Company’s independent directors were as follows:

	Year Ended December 31,
	2020	2019	2018
Nonvested shares at the beginning of the period	7,497	7,497	7,497
Granted shares	31,288	4,998	4,998
Vested shares	(5,416)	(4,998)	(4,998)
Nonvested shares at the end of the period	33,369	7,497	7,497

Additionally, the weighted average fair value of restricted common stock issued to the Company’s independent directors for the years ended December 31, 2020, 2019 and 2018 was as follows:

Grant Year	Weighted Average Fair Value
2018	$15.18
2019	15.84
2020	15.36

Included in general and administrative expenses is $112,600, $71,250 and $74,617 for the years ended December 31, 2020, 2019 and 2018, respectively, for compensation expense related to the issuance of restricted common stock to the Company’s independent directors. As of December 31, 2020, the compensation expense related to the issuance of the restricted common stock to the Company’s independent directors not yet recognized was $466,166. The weighted average remaining term of the restricted common stock to the Company’s independent directors was approximately 1.4 years as of December 31, 2020. As of December 31, 2020, no shares of restricted common stock issued to the independent directors had been forfeited.

Issuance of Restricted Stock Awards to Key Employees

2020 Restricted Stock Awards

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Company’s Amended and Restated 2013 Incentive Plan (the “Incentive Award Plan”), which grants had been approved by the Special Committee and the board of directors. The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date (collectively, the “2020 Restricted Stock Awards”).

The 2020 Restricted Stock Award provides that vesting is subject to the key employee’s continued employment with the Company through each applicable vesting date, except in the event of death or disability, in which case, any unvested portion of the awards will become fully vested. In addition, the Restricted Stock Award provides the key employee with rights as a stockholder in respect of the awards’ vested and unvested shares, including the right to vote and the right to dividends.

In the event of a termination of a key employee’s employment by the Company without cause or by the key employee for good reason within 12 months following a change in control, any unvested portion of the 2020 Restricted Stock Award will become fully vested at the time of such termination, provided that if the 2020 Restricted Stock Award is unvested at the time of a change in control of the Company and are not assumed or substituted for equivalent awards as part of the change in control transaction, the 2020 Restricted Stock Awards will become fully vested at the time of the change in control transaction. The fair value of grants issued was approximately $2,850,000. Total compensation expense related to the 2020 Restricted Stock Awards for the year ended December 31, 2020 was $316,676, and was included in general and administrative costs on the accompanying consolidated statements of operations. As of December 31, 2020, the compensation expense related to the issuance of the restricted common stock to the key employees not yet recognized was $2,533,324. The weighted average remaining term of the restricted common stock issued to the Company’s key employees was approximately 2.2 years as of December 31, 2020. As of December 31, 2020, no shares of restricted common stock issued to the Company’s key employees have been forfeited.

2021 Restricted Stock Awards

On September 1, 2020, in connection with the Internalization Transaction, and subject to each executive’s continued employment through the grant date, in the first quarter of calendar year 2021, the Company granted certain key employees an award of time-based restricted stock (the “Time-Based 2021 Award”) with a total grant date fair value of $1,512,000 to be granted under and subject to the terms of the Incentive Award Plan. The Time-Based 2021 Awards will vest ratably over three years following the grant date, subject to the key employees’ continuous employment through the applicable vesting dates, with certain exceptions.

Investment Management Fee and Loan Coordination Fee Paid to Former Advisor in Shares

Following the completion of the Mergers on March 6, 2020 and until the closing of the Internalization Transaction, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a monthly investment management fee, payable 50% in cash and 50% in shares of the Company’s common stock at the estimated value per share at the time of issuance. The shares of common stock fully vest and become non-forfeitable upon payment of the monthly investment management fee. The fair value of the vested common stock at the date of issuance, using the most recent publicly disclosed estimated value per share, is recorded in stockholders’ equity in the accompanying consolidated balance sheets. Investment management fees incurred in shares, included in fees to affiliates in the accompanying consolidated statements of operations were $8,367,340 for the year ended December 31, 2020. No investment management fees were incurred in shares for the years ended December 31, 2019 or 2018.

Following the closing of the Mergers on March 6, 2020 and until the closing of the Internalization Transaction, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a loan coordination fee in shares of the Company’s common stock at the estimated value per share at the time of issuance. The loan coordination fee was payable in shares equal to 0.5% of the amount of debt financed or refinanced (in each case, other than at the time of the acquisition of a property) or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. Loan coordination fees incurred in shares and included in fees to affiliates in the accompanying consolidated statements of operations, were $1,116,700 for the year ended December 31, 2020. No loan coordination fees were incurred in shares for the years ended December 31, 2019 or 2018.

Convertible Stock and Class A Convertible Stock

Prior to completion of the Mergers on March 6, 2020, the Company’s then-outstanding Convertible Stock would have been converted into shares of the Company’s common stock if and when: (A) the Company had made total distributions on the then-outstanding shares of the Company’s common stock equal to the original issue price of those shares plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (B) the Company listed its common stock for trading on a national securities exchange, or (C) the Company’s then Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). In the event of a termination or non-renewal of the Advisory Agreement for cause, all of the shares of the Convertible Stock would have been repurchased by the Company for $1.00. In general, each share of Convertible Stock would convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” plus the aggregate value of distributions paid to date on the then outstanding shares of the Company’s common stock over (2) the aggregate purchase price paid by stockholders for those outstanding shares of common stock plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of those outstanding shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock on an as-converted basis, in each case calculated as of the date of the conversion.

In connection with the Mergers, the Company and the Former Advisor exchanged the then-outstanding Convertible Stock for new Class A Convertible Stock. The Class A Convertible Stock would have been converted into shares of the Company’s common stock if (1) the Company had made total distributions of money or other property to its stockholders (with respect to SIR and STAR III, including in each case distributions paid to SIR and STAR III stockholders prior to the closing of the Mergers), which the Company refers to collectively as the “Class A Distributions,” equal to the original issue price of the Company’s shares of common stock, shares of common stock of SIR and shares of common stock of STAR III (the “Common Equity”), plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or enters into a merger whereby holders of the Company’s common stock receive listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement), each of the above is referred to as a “Triggering Event.” Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the “Class A Enterprise Value” plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeded (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event.

As discussed in Note 1 (Organization and Business), in connection with the Internalization Transaction, the Company purchased all of the Class A Convertible Stock from the Former Advisor for $1,000.

Preferred Stock

The Charter provides the Company’s board of directors with the authority to issue one or more classes or series of preferred stock, and prior to the issuance of such shares of preferred stock, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares and designate the preferences, rights and privileges of such shares of preferred stock. The Company’s board of directors is authorized to amend the Charter without the approval of the stockholders to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue. As of December 31, 2020 and 2019, no shares of the Company’s preferred stock were issued and outstanding.

Distribution Reinvestment Plan

The Company’s board of directors has approved the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock in additional shares of the Company’s common stock in lieu of receiving cash distributions. The purchase price per share under the DRP initially was $14.25. On March 9, 2021, April 17, 2020 and March 12, 2019, the Company’s board of directors approved a price per share for the DRP of $15.55, $15.23, and $15.84, effective April 1, 2021, May 1, 2020 and April 1, 2019, respectively, in connection with the determination of an estimated value per share of the Company’s common stock.

The Company’s board of directors may again, in its sole discretion, from time to time, change this price based upon changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

No sales commissions or dealer manager fees are payable on shares sold through the DRP. The Company’s board of directors may amend, suspend or terminate the DRP at its discretion at any time upon ten days’ notice to the Company’s stockholders. Following any termination of the DRP, all subsequent distributions to stockholders will be made in cash.

Share Repurchase Plan and Redeemable Common Stock

The Company’s share repurchase plan may provide an opportunity for stockholders to have their shares of common stock repurchased by the Company, subject to certain restrictions and limitations. No shares can be repurchased under the Company’s share repurchase plan until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder.

On March 14, 2018, the board of directors of the Company determined to amend the terms of the Company’s share repurchase plan effective as of April 15, 2018 to (1) limit the amount of shares repurchased pursuant to the Company’s share repurchase plan each quarter to $2,000,000 and (2) revise the repurchase price to an amount equal to 93% of the estimated value per share. Prior to the March 3, 2020 amendments (described below), the share repurchase price was further reduced based on how long the stockholder had held the shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of the Share Repurchase Price(2)
2 years	95.0% of the Share Repurchase Price(2)
3 years	97.5% of the Share Repurchase Price(2)
4 years	100% of the Share Repurchase Price(2)
In the event of a stockholder’s death or disability(3)	Average Issue Price for Shares(4)

_________________

(1)

As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock. Repurchase price includes the full amount paid for each share, including all sales commissions and dealer manager fees.

(2)	The “Share Repurchase Price” equaled 93% of the most recently publicly disclosed estimated value per share determined by the Company’s board of directors.
(3)	The required one-year holding period did not apply to repurchases requested within two years after the death or disability of a stockholder.
(4)	The purchase price per share for shares repurchased upon the death or disability of a stockholder was equal to the average issue price per share for all of the stockholder’s shares.

The purchase price per share for shares repurchased pursuant to the Company’s share repurchase plan is further reduced by the aggregate amount of net proceeds per share, if any, distributed to the Company’s stockholders prior to the Repurchase Date (defined below) as a result of the sale of one or more of the Company’s assets that constitutes a return of capital as a result of such sales.

Repurchases of shares of the Company’s common stock are made quarterly upon written request to the Company at least 15 days prior to the end of the applicable quarter. Repurchase requests are honored approximately 30 days following the end of the applicable quarter (“Repurchase Date”). Stockholders may withdraw their repurchase request at any time up to three business days prior to the Repurchase Date.

In connection with the announcement of the then-proposed SIR Merger and STAR III Merger, on August 5, 2019, the Company’s board of directors approved the Amended and Restated Share Repurchase Plan (the “Amended & Restated SRP”), which became effective September 5, 2019, and applied to repurchases made on the repurchase dates subsequent to the effective date of the Amended & Restated SRP. Under the Amended & Restated SRP, the Company only repurchased shares of common stock in connection with the death or qualifying disability (as defined in the Amended and Restated SRP) of a stockholder. Repurchases pursuant to the Amended & Restated SRP continued to be limited to $2,000,000 per quarter. On March 3, 2020, in connection with the closing of the SIR Merger and the STAR III Merger, the Company’s board of directors amended its share repurchase plan to: (1) allow all stockholders to request repurchases (as opposed to death and disability only), (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $4,000,000 and (3) set the repurchase price in all instances (including death and disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. The $4,000,000 quarterly limit was first in effect on the repurchase date at April 30, 2020, with respect to repurchases for the three months ended March 31, 2020, but was limited to death and disability only. The Amended & Restated SRP was open to all repurchase requests beginning April 1, 2020. As of December 31, 2020, the share repurchase price was $14.16 per share, which represented 93% of the then- most recently published estimated value per share of $15.23.

On January 12, 2021, the board of directors approved an amendment to the Amended & Restated SRP. The amendment (1) limits repurchase requests to death and qualifying disability only and (2) sets a $3,000,000 per calendar quarter limit on the amount of repurchases by the Company. The amendment will take effect on the repurchase date at the end of April 2021, with respect to repurchases for the fiscal quarter ending March 31, 2021. Share requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021). The current share repurchase price is $14.46 per share, which represents 93% of the most recently published estimated value per share of $15.55.

The Company is not obligated to repurchase shares of its common stock under the share repurchase plan. In no event shall repurchases under the share repurchase plan exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the $4,000,000 limit for any quarter put in place by the Company’s board of directors, which will be decreased to $3,000,000 beginning in the first quarter of 2021 and will be limited to repurchase requests in the event of death and qualifying disability. There is no fee in connection with a repurchase of shares of the

Company’s common stock pursuant to the Company’s share repurchase plan. As of December 31, 2020 and 2019, the Company had recorded $4,000,000 and $797,289, respectively, which represents 282,477 (pursuant to the Amended & Restated SRP) and 53,152 shares of common stock, respectively, in accounts payable and accrued liabilities on the accompanying consolidated balance sheets related to these unfulfilled repurchase requests, all of which were repurchased on the January 29, 2021 and January 31, 2020 repurchase dates.

During the year ended December 31, 2020, the Company repurchased a total of 767,143 shares with a total repurchase value of $10,907,826 and received requests for repurchases of 5,450,634 shares with a total repurchase value of $77,180,979. During the year ended December 31, 2019, the Company repurchased a total of 475,670 shares with a total repurchase value of $6,971,635 and received requests for the repurchase of 904,967 shares with a total repurchase value of $13,240,859, respectively.

The Company cannot guarantee that the funds set aside for the share repurchase plan will be sufficient to accommodate all repurchase requests made in any quarter. In the event that the Company does not have sufficient funds available to repurchase all of the shares of the Company’s common stock for which repurchase requests have been submitted for death and disability, pro rata as to other repurchase requests.

The Company’s board of directors may, in its sole discretion, amend, suspend or terminate the share repurchase plan at any time upon 30 days’ notice to its stockholders if it determines that the funds available to fund the share repurchase plan are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase plan is in the best interest of the Company’s stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination or suspension of the Company’s share repurchase plan. The share repurchase plan will terminate in the event that a secondary market develops for the Company’s shares of common stock.

For the year ended December 31, 2020, the Company reclassified $1,383,318, net of $10,907,826 of fulfilled repurchase requests, from permanent equity to temporary equity, which was included as redeemable common stock on the accompanying balance sheets. For the year ended December 31, 2019, the Company reclassified $1,202,711, net pursuant to the share repurchase plan from accounts payable and accrued liabilities to temporary equity, which is included as redeemable common stock on the accompanying consolidated balance sheets.

Distributions

The Company’s long-term goal is to pay distributions solely from cash flow from operations. However, because the Company may receive income from interest or rents at various times during the Company’s fiscal year and because the Company may need cash flow from operations during a particular period to fund capital expenditures and other expenses, the Company expects that at times during the Company’s operational stage, the Company will declare distributions in anticipation of cash flow that the Company expects to receive during a later period, and the Company expects to pay these distributions in advance of its actual receipt of these funds. The Company’s board of directors has the authority under its organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings, offering proceeds or advances. The Company has not established a limit on the amount of proceeds it may use to fund distributions from sources other than cash flow from operations. If the Company pays distributions from sources other than cash flow from operations, the Company will have fewer funds available and stockholders’ overall return on their investment in the Company may be reduced.

To maintain the Company’s qualification as a REIT, the Company must make aggregate annual distributions to its stockholders of at least 90% of its REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If the Company meets the REIT qualification requirements, the Company generally will not be subject to federal income tax on the income that the Company distributes to its stockholders each year.

Distributions Declared

The Company’s board of directors approved a cash distribution that accrues at a rate of $0.002459 per day for each share of the Company’s common stock during the year ended December 31, 2020, which, if paid over a 366-day period is equivalent to $0.90 per share. During the year ended December 31, 2019, cash distributions accrued at a rate of $0.002466 per day for each share, which, if paid over a 365-day period, is equivalent to $0.90 per share. On January 12, 2021, the Company’s board of directors approved a cash distribution that accrues at a rate of $0.001438 per day for each share of the Company’s common stock for the period commencing on February 1, 2021 and ending on February 28, 2021, which was extended through April 30, 2021, and which, if paid over a 365-day period is equivalent to $0.525 per share. The distributions declared accrue daily to stockholders of record as of the close of business on each day and are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month. There is no guarantee that the Company will continue to pay distributions at this rate or at all.

Distributions declared for the years ended December 31, 2020 and 2019 were $91,970,559 and $46,971,783, including $21,250,435 and $21,105,794, or 1,382,315 shares and 1,347,105 shares of common stock, respectively, attributable to the DRP.

As of December 31, 2020 and December 31, 2019, $8,931,971 and $4,021,509 of distributions declared were payable, which included $1,821,581 and $1,744,240, or 119,605 shares and 110,116 shares of common stock, attributable to the DRP, respectively.

Distributions Paid

For the years ended December 31, 2020 and 2019, the Company paid cash distributions of $66,631,465 and $25,681,391, which related to distributions declared for each day in the period from December 1, 2019 through November 30, 2020 and December 1, 2018 through November 30, 2019, respectively. Additionally, for the years ended December 31, 2020 and 2019, 1,372,828 and 1,354,560 shares of common stock were issued pursuant to the DRP for gross offering proceeds of $21,173,094 and $21,222,382, respectively. For the years ended December 31, 2020 and 2019, the Company paid total distributions of $87,804,559 and $46,903,773, respectively.

9.	Noncontrolling Interest

Noncontrolling interests represent operating partnership interests in the Current Operating Partnership of which the Company is the general partner.

Class A-2 Operating Partnership Units

Class A-2 OP Units were issued as part of the consideration to purchase VV&M Apartments. STAR III OP, the Company’s then- indirect subsidiary, agreed to acquire the 310-unit multifamily property located in Dallas, Texas known as VV&M Apartments for an aggregate purchase price of $59,250,000, pursuant to the terms of a Contribution Agreement, dated as of March 20, 2020 (the “Contribution Agreement”), by and among STAR III OP, as Purchaser, and VV&M. On April 21, 2020 (the “VV&M Closing Date”), VV&M contributed the VV&M Apartments to STAR III OP, and STAR III OP issued 948,785 Class A-2 OP Units at an estimated value per unit of $15.23, the fair value determined at the date of transaction, or $14,450,000 in the aggregate, to VV&M, all in accordance with the Contribution Agreement.

On the VV&M Closing Date, STAR III OP and VV&M entered into the Second A&R Partnership Agreement. The Second A&R Partnership Agreement provides for VV&M to request STAR III OP to: (i) repurchase the outstanding Class A-2 OP Units after five years from the Closing Date (the “Put”), or (ii) convert the Class A-2 OP Units into shares of common stock of the Company. STAR III OP has the right to repurchase the Class A-2 OP Units after five years from the VV&M Closing Date and can exercise its option to settle the Put in shares of common stock of the Company. The Class A-2 OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the income or loss on a pro rata basis of the then- three operating partnerships combined. The Company has evaluated the terms of the Second A&R Partnership Agreement and in accordance with ASC 480, determined that the Class A-2 OP Units are properly recognized as permanent equity on the consolidated balance sheets.

On August 28, 2020, STAR III OP merged with and into the Current Operating Partnership and VV&M owns the Class A-2 operating partnership units in the Current Operating Partnership pursuant to the Operating Partnership Agreement on substantially the same terms described above.

Class B Operating Partnership Units

Class B OP Units were issued as consideration in the Internalization Transaction as discussed in Note 1 (Organization and Business). The Class B OP Units were valued at $15.23 per unit at the time of the transaction. On August 31, 2020, the closing date of the Internalization Transaction, the Company, VV&M, STAR OP and SRI entered into the Operating Partnership Agreement. The Operating Partnership Agreement includes a provision for SRI to request the repurchase of all outstanding Class B OP Units, one year from the Closing Date; however, under the terms of the Contribution & Purchase Agreement, SRI is precluded from redeeming or transferring the Class B OP Units for two years from the closing date of the Internalization Transaction. The Operating Partnership Agreement also includes a provision for the Company to settle the repurchase request in shares of the Company’s common stock rather than in cash, in its sole discretion as the general partner of the Current Operating Partnership. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Current Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis. The Company has evaluated the terms of the Operating Partnership Agreement and in accordance with ASC 480, determined that the Class B OP Units are properly recognized as permanent equity on the consolidated balance sheets.

As of December 31, 2020, noncontrolling interests were approximately 6.06% of total shares and 6.67% of weighted average shares outstanding (both measures assuming Class A-2 OP Units and Class B OP Units were converted to common stock). The following summarizes the activity for noncontrolling interests recorded as equity for the year ended December 31, 2020:

Year Ended December 31, 2020
Issuance of Class A-2 OP Units	$14,450,000
Issuance of Class B OP Units	93,750,000
Loss allocated to Class A-2 OP Units	(638,048)
Loss allocated to Class B OP Units	(800,023)
Distributions to Class A-2 OP Units	(592,598)
Distributions to Class B OP Units	(1,846,672)
Noncontrolling interests	$104,322,659

There were no noncontrolling interests as of December 31, 2019.

10.	Related Party Arrangements

Prior to the Closing, on August 31, 2020, the Former Advisor was the Company’s advisor and, as such, supervised and managed the Company’s day-to-day operations and selected the Company’s real property investments and real estate-related assets, subject to oversight by the Company’s board of directors. The Former Advisor also provided marketing, sales and client services on the Company’s behalf. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns an 48.6% interest in Steadfast Holdings, the largest owner of SRI. Ms. del Rio, the Company’s then Secretary and affiliated director, owned a 6.3% interest in Steadfast Holdings. Since 2014, Ms. Neyland, the Company’s President, Chief Financial Officer and Treasurer, earned an annual 5% profit interest from Steadfast Holdings.

Crossroads Capital Multifamily, LLC (“Crossroads Capital Multifamily”), owned a 25% membership interest in SRI. Pursuant to the Third Amended and Restated Operating Agreement of SRI effective as of January 1, 2014, as amended, distributions are allocated to each member of SRI in an amount equal to such member’s accrued and unpaid 10% preferred return, as defined in the Third Amended and Restated Operating Agreement. Thereafter, all distributions to Crossroads Capital Multifamily were subordinated to distributions to the other member of SRI, Steadfast Holdings, until Steadfast Holdings had received an amount equal to certain expenses, including certain organization and offering costs, incurred by Steadfast Holdings and its affiliates on our behalf.

During the eight months ended August 31, 2020, all of our other officers and directors, other than our independent directors, were officers of our Former Advisor and officers, limited partners and/or members of our former sponsor and other affiliates of our Former Advisor.

Prior to the Closing, the Company and the STAR Operating Partnership operated pursuant to the Advisory Agreement with the Former Advisor. Pursuant to the Advisory Agreement, the Company was obligated to pay the Former Advisor specified fees upon the provision of certain services, the investment of funds in real estate and real estate-related investments and the management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). Subject to the limitations described below, the Company was also obligated to reimburse the Former Advisor and its affiliates for organization and offering costs incurred by the Former Advisor and its affiliates on behalf of the Company, as well as acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company.

Summarized below are the related party transactions incurred (received) by the Company for the years ended December 31, 2020, 2019 and 2018:

	Incurred (Received) For the Year Ended December 31,
	2020	2019	2018
Consolidated Statements of Operations:
Expensed
Investment management fees (1)	$19,537,998	$16,645,427	$15,743,185
Due diligence costs (2)	140,273	98,594	—
Loan coordination fees (1)	1,605,652	942,833	3,562,595
Disposition fees (3)	594,750	591,000	—
Disposition transaction costs (3)	5,144	6,566	—
Property management:
Fees (1)	5,490,053	5,016,845	4,886,436
Reimbursement of onsite personnel (4)	17,402,120	15,230,722	14,959,964
Reimbursement of other (1)	4,142,891	3,256,473	1,784,010
Reimbursement of property operations (4)	230,225	108,616	82,461
Reimbursement of property G&A (2)	114,696	113,367	49,916
Other operating expenses (2)	3,299,465	1,826,725	1,175,061
Reimbursement of personnel benefits (5)	1,960,412	—	—
Insurance proceeds (6)	(150,000)	—	(150,000)
Property insurance (7)	2,450,228	2,301,972	1,394,218
Rental revenue (8)	(53,162)	(58,980)	(21,589)
Transition services agreement income (6)	(147,175)	—	—
SRI property management agreements income (6)	(288,183)	—	—
Other reimbursement income under the SRI property management agreements (6)	(95,315)	—	—
Reimbursement of onsite personnel income under the SRI property management agreements(6)	(1,265,938)	—	—
Consolidated Balance Sheets:
Net assets acquired in internalization transaction (9)	123,236,646	—	—
Sublease security deposit (10)	85,000	—	—
Deferred financing costs (11)	49,050	3,594	18,923
Capitalized to Real Estate
Capitalized development service fee (12)	553,927	151,071	—
Capitalized investment management fees (12)	257,721	77,433	—
Capitalized development costs (12)	3,030	2,445	—
Acquisition expenses (13)	426,389	551,447	26,113
Acquisition fees (13)	17,717,639	48,343	—
Loan coordination fees (13)	8,812,071	—	—
Capital expenditures(14)	—	107,576	7,295
Construction management:
Fees (14)	536,098	1,340,387	585,532
Reimbursement of labor costs (14)	236,477	467,295	908,206
Additional paid-in capital
Selling commissions	(21,224)	—	—
Distributions (15)	1,846,950	—	—
Issuance of Class B OP Units (16)	93,750,000	—	—
Repurchase of convertible stock (16)	1,000	—	—
	$302,464,908	$48,829,751	$45,012,326

_________________

(1)	Included in fees to affiliates in the accompanying consolidated statements of operations.
(2)	Included in general and administrative expenses in the accompanying consolidated statements of operations.
(3)	Included in gain on sale of real estate, net in the accompanying consolidated statements of operations.
(4)	Included in operating, maintenance and management in the accompanying consolidated statements of operations.
(5)

Represents reimbursements of employee benefits to SIP (the company who contracted with the insurance carrier, and is responsible for collecting employee benefits from the Company). The reimbursements include the employee and employer benefit cost portion. The former is collected by the Company via salary deductions and is then remitted to SIP who in turn remits it to the insurance carrier. The latter is included in operating, maintenance and management and general and administrative expenses in the accompanying consolidated statements of operations.
(6)	Included in other income in the accompanying consolidated statements of operations.
(7)

Property related insurance expense and the amortization of the prepaid insurance deductible account are included in general and administrative expenses in the accompanying consolidated statements of operations. The amortization of the prepaid property insurance is included in operating, maintenance and management expenses in the accompanying consolidated statements of operations. The prepaid insurance is included in other assets in the accompanying consolidated balance sheets upon payment.

(8)	Included in rental income in the accompanying consolidated statements of operations.
(9)

In connection with the Internalization Transaction, the Company became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor resulting in the recognition of net assets assumed in the Internalization Transaction of $123,236,646, which consists of goodwill of $125,220,448, other assets of $2,717,634 and accounts payable and accrued liabilities of $4,701,436, all of which are included in the accompanying consolidated balance sheets.

(10)	Included in other assets in the accompanying consolidated balance sheets.
(11)	Included in notes payable, net in the accompanying consolidated balance sheets.
(12)	Included in real estate held for development in the accompanying consolidated balance sheets.
(13)	Included in total real estate, net in the accompanying consolidated balance sheets.
(14)	Included in building and improvements in the accompanying consolidated balance sheets.
(15)	Included in cumulative distributions and net losses in the accompanying consolidated balance sheets.
(16)

In connection with the Internalization Transaction, in exchange for acquiring the advisory, asset management and property management business of the Former Advisor and its affiliates, the Company paid its former sponsor, total consideration of $124,999,000 which consists of $31,249,000 in cash consideration, 6,155,613.92 of Class B OP Units valued at $15.23 per unit, or $93,750,000 in the aggregate. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Current Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis and are included within noncontrolling interests in the accompanying consolidated balance sheets. In addition, the Company purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000.

Summarized below are the related party transactions paid (received) by the Company for the years ended December 31, 2020, 2019 and 2018:

	Paid (Received) For the Year Ended December 31,
	2020	2019	2018
Consolidated Statements of Operations:
Expensed
Investment management fees	$23,658,432	$12,580,939	$15,687,320
Due diligence costs	37,972	98,594	—
Loan coordination fees	2,205,652	342,833	4,290,695
Disposition fees	1,185,750	—	—
Disposition transaction costs	5,144	6,566	—
Property management:
Fees	5,963,072	5,009,096	4,872,734
Reimbursement of onsite personnel	18,847,996	15,155,066	14,958,751
Reimbursement of other	4,201,997	3,247,684	1,783,971
Reimbursement of property operations	241,690	97,151	82,461
Reimbursement of property G&A	121,696	106,367	49,916
Other operating expenses	4,049,159	1,457,164	1,157,836
Reimbursement of personnel benefits	1,939,955	—	—
Insurance proceeds	(162,282)	(75,000)	(75,000)
Property insurance	1,505,214	2,742,723	1,323,074
Rental revenue	(53,162)	(58,980)	(21,589)
Transition services agreement income	(43,623)	—	—
SRI property management agreements income	(210,423)	—	—
Other reimbursement income under the SRI property management agreements	(73,335)	—	—
Reimbursement of onsite personnel income under the SRI property management agreements	(1,092,011)	—	—
Consolidated Balance Sheets:
Net assets acquired in internalization transaction	123,236,646	—	—
Sublease security deposit	85,000	—	—
Deferred financing costs	22,550	3,594	18,923
Capitalized to Real Estate
Capitalized development service fee	553,927	100,714	—
Capitalized investment management fees	283,532	51,622	—
Capitalized development costs	3,030	2,445	—
Acquisition expenses	426,389	553,054	24,507
Acquisition fees	17,717,639	48,343	—
Loan coordination fees	8,812,071	—	—
Capital expenditures	—	107,576	7,295
Construction management:
Fees	637,156	1,306,911	700,410
Reimbursement of labor costs	250,278	487,973	941,879
Additional paid-in capital
Selling commissions	50,063	228,665	262,387
Distributions	1,377,714	—	—
Issuance of Class B OP Units	93,750,000	—	—
Repurchase of convertible stock	1,000	—	—
	$309,535,888	$43,601,100	$46,065,570

Summarized below are the related party transactions payable (prepaid) by the Company for the years ended December 31, 2020 and 2019:

	Payable (Prepaid) For the Year Ended December 31,
	2020	2019
Consolidated Statements of Operations:
Expensed
Investment management fees	$—	$4,120,353
Due diligence costs	102,301	—
Loan coordination fees	—	600,000
Disposition fees	—	591,000
Property management:
Fees	5,585	418,173
Reimbursement of onsite personnel	—	843,763
Reimbursement of other	—	50,778
Reimbursement of property operations	—	11,465
Reimbursement of property G&A	—	7,000
Other operating expenses	158,723	463,301
Reimbursement of personnel benefits	20,457	—
Property insurance	—	(542,324)
Transition Services Agreement income	(103,552)	—
SRI Property Management Agreements income	(77,760)	—
Other reimbursement income under the SRI property management agreements	(21,980)	—
Reimbursement of onsite personnel income under the SRI property management agreements	(173,927)	—
Consolidated Balance Sheets:
Capitalized to Real Estate
Capitalized development service fee	50,357	50,357
Capitalized investment management fees	—	25,811
Construction management:
Fees	—	43,757
Reimbursement of labor costs	—	8,525
Additional paid-in capital
Selling commissions	—	71,287
Distributions	469,236	—
	$429,440	$6,763,246

Investment Management Fee

Prior to the completion of the Mergers on March 6, 2020, the Company paid the Former Advisor a monthly investment management fee equal to one-twelfth of 1.0% of (1) the cost of real properties and real estate-related assets acquired directly by the Company or (2) the Company’s allocable cost of each investment in real property or real estate related asset acquired through a joint venture. The investment management fee is calculated including the amount actually paid or budgeted to fund acquisition fees, acquisition expenses, cost of development, construction or improvement and any debt attributable to such investments, or the Company’s proportionate share thereof in the case of investments made through joint ventures. Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor a monthly investment management fee, which was calculated on the same basis as described above, and payable 50% in cash and 50% in shares of the Company’s common stock. Investment management fees of $8,367,339 pertaining to the 50% payable in shares of the Company’s common stock were paid for the year ended December 31, 2020.

Following the Closing, investment management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Acquisition Fees and Expenses

Prior to the completion of the Mergers, the Company paid the Former Advisor an acquisition fee equal to 1.0% of the cost of investment, which includes the amount actually paid or budgeted to fund the acquisition, origination, development, construction or improvement (i.e. value-enhancement) of any real property or real estate-related asset acquired. In addition to acquisition fees, the Company reimbursed the Former Advisor for amounts directly incurred by the Former Advisor and amounts the Former Advisor paid to third parties in connection with the selection, evaluation, acquisition and development of a property or acquisition of real estate-related assets, whether or not the Company ultimately acquired the property or the real estate-related assets. Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor an acquisition fee of 0.5%, which was calculated on the same basis as above. In connection with the Mergers, the Company paid the Former Advisor an acquisition fee of $16,281,487, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

The Charter limits the Company’s ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the purchase would exceed 4.5% of the contract purchase price. Under the Charter, a majority of the Company’s board of directors, including a majority of the independent directors, is required to approve any acquisition fees (or portion thereof) that would cause the total of all acquisition fees and expenses relating to an acquisition to exceed 4.5% of the contract purchase price.

Following the Closing, acquisition fees and expenses paid by the Company are intercompany transactions and are eliminated in consolidation.

Loan Coordination Fee

Prior to the completion of the Mergers, the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 1.0% of the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of a property or a real estate-related asset. In addition, in connection with any financing or the refinancing of any debt (in each case, other than identified at the time of the acquisition of a property or a real estate-related asset), the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 0.75% of the amount of debt financed or refinanced. In some instances, the Company and the Former Advisor agreed to a loan coordination fee of $100,000 per loan refinanced.

Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor or one of its affiliates, in cash, the loan coordination fee equal to 0.5% of (1) the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of any type of real estate asset or real estate-related asset acquired directly or (2) the Company’s allocable portion of the purchase price and therefore the related debt in connection with the acquisition or origination of any type of real estate asset or real estate-related asset acquired through a joint venture. In connection with the Mergers, the Company paid the Former Advisor a loan coordination fee of $7,910,205, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

As compensation for services rendered in connection with any financing or the refinancing of any debt (in each case, other than at the time of the acquisition of a property), the Company also paid the Former Advisor or one of its affiliates, in the form of shares equal to such amount, a loan coordination fee equal to 0.5% of the amount refinanced or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. Loan coordination fees of $1,116,700 were paid in shares of the Company common stock for the year ended December 31, 2020.

Following the Closing, loan coordination fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Property Management Fees and Expenses

Prior to the Closing, the Company was party to property management agreements (each, as amended from time to time, a “Property Management Agreement”) with Steadfast Management Company, Inc., an affiliate of SRI (the “Former Property Manager”), in connection with the management of each of the Company’s properties. Pursuant to each Property Management Agreement, the Company paid the Former Property Manager a monthly management fee equal to a range from 2.5% to 3.5% of each property’s gross revenues (as defined in the respective Property Management Agreements) for each month, as determined by the Former Advisor and approved by a majority of the Company’s board of directors, including a majority of the independent directors. Each Property Management Agreement had an initial one-year term and continued thereafter on a month-to-month basis unless either party gave 60-days’ prior notice of its desire to terminate the Property Management

Agreement, provided that the Company could terminate the Property Management Agreement at any time upon a determination of gross negligence, willful misconduct or bad acts of the Former Property Manager or its employees or upon an uncured breach of the Property Management Agreement upon 30 days’ prior written notice to the Former Property Manager.

In addition to the property management fee, the Property Management Agreements also specified certain other reimbursements payable to the Former Property Manager for benefit administration, information technology infrastructure, licenses, support and training services and capital expenditures supervision. The Company also reimbursed the Former Property Manager for the salaries and related benefits of on-site property management employees.

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager. Following the Closing, property management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Construction Management Fees and Expenses

Prior to Closing, the Company was party to construction management agreements (each, a “Construction Management Agreement”) with Pacific Coast Land & Construction, Inc., an affiliate of SRI (the “Former Construction Manager”), in connection with capital improvements and renovation or value-enhancement projects for certain properties the Company acquired. The construction management fee payable with respect to each property under the Construction Management Agreements ranged from 6.0% to 12.0% of the costs of the improvements for which the Construction Manager had planning and oversight authority. Generally, each Construction Management Agreement could have been terminated by either party with 30 days’ prior written notice to the other party. Construction management fees were capitalized to the respective real estate properties in the period in which they were incurred as such costs relate to capital improvements and renovations for apartment homes taken out of service while they undergo the planned renovation.

The Company also reimbursed the Former Construction Manager for the salaries and related benefits of certain of its employees for time spent working on capital improvements and renovations.

In connection with the Internalization Transaction, the Company terminated its existing Construction Management Agreements with the Former Construction Manager.

Development Services

The Company is a party to a development services agreement (the “Development Services Agreement”) with Steadfast Multifamily Development, Inc., an affiliate of SRI (the “Developer”), in connection with certain development projects, pursuant to which the Developer  receives a development fee and reimbursement for certain expenses for overseeing the development project. The Company entered into a Development Services Agreement with the Developer in connection with the Garrison Station, the Arista at Broomfield and the Flatirons development projects that provide for a development fee equal to 4% of the hard and soft costs of the development project (as defined in the applicable Development Services Agreement) as specified in the Development Services Agreement. 75% of the development fee is paid in 14 monthly installments and the remaining 25% is paid upon delivery of a certificate of occupancy by the Developer to the Company.

Property Insurance

Prior to the Closing, the Company deposited amounts with an affiliate of SRI, the Company’s former sponsor, to fund a prepaid insurance deductible account to cover the cost of required insurance deductibles across all properties of the Company and other affiliated entities of the Company’s former sponsor. Upon filing a major claim, proceeds from the insurance deductible account could be used by the Company or another affiliate of SRI. In addition, the Company deposited amounts with an affiliate of the Company’s former sponsor to cover the cost of property and property related insurance across certain properties of the Company. As a result of the Internalization Transaction, the Company is no longer party to the insurance deductible arrangement with any affiliates of the Former Sponsor.

Other Operating Expense Reimbursement

In addition to the various fees paid to the Former Advisor, the Company was obligated to pay directly or reimburse all expenses incurred by the Former Advisor in providing services to the Company, including the Company’s allocable share of the Former Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. The Company was not to  reimburse the Former Advisor for employee costs in connection with services for which the Former Advisor or its affiliates received acquisition fees or disposition fees or for the salaries the Former Advisor paid to the Company’s executive officers.

The Charter limits the Company’s total operating expenses during any four fiscal quarters to the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income for the same period (the “2%/25% Limitation”). The Company was to reimburse the Former Advisor, at the end of each fiscal quarter, for operating expenses incurred by the Former Advisor; provided, however, that the Company did not reimburse the Former Advisor at the end of any fiscal quarter for operating expenses that exceed the 2%/25% Limitation unless the independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. The Former Advisor was obligated to reimburse the Company for the amount by which the Company’s operating expenses for the preceding four fiscal quarters then ended exceeded the 2%/25% Limitation, unless approved by the independent directors. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, bad debt reserves or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company that are in any way related to the Company’s operation, including the Company’s allocable share of Former Advisor overhead, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; (f) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that the Company does not close) and investment management fees; (g) real estate commissions on the resale of investments; and (h) other expenses connected with the acquisition, disposition, management and ownership of investments (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real property).

For the year ended December 31, 2020, the Former Advisor and its affiliates incurred $3,299,465 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $1,917,628, none of which were in excess of the 2%/25% Limitation and are included in the $32,025,347 of general and administrative expenses recognized by the Company.

As of December 31, 2020, the Company’s total operating expenses, as defined above, did not exceed the 2%/25% Limitation.

For the year ended December 31, 2019, the Former Advisor and its affiliates incurred $1,826,725 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $1,390,109, none of which were in excess of the 2%/25% Limitation and are included in the $7,440,680 of general and administrative expenses recognized by the Company.

For the year ended December 31, 2018, the Former Advisor and its affiliates incurred $1,175,061 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $790,466, none of which were in excess of the 2%/25% Limitation and are included in the $6,386,131 of general and administrative expenses recognized by the Company.

Disposition Fee

Prior to the completion of the Mergers, if the Former Advisor or its affiliates provided a substantial amount of services in connection with the sale of a property or real estate-related asset as determined by a majority of the Company’s independent directors, the Company paid the Former Advisor or its affiliates a fee equivalent to one-half of the brokerage commissions paid, but in no event to exceed 1.0% of the sales price of each property or real estate-related asset sold. Following the completion of the Mergers and until the Closing, the disposition fee payable to the Former Advisor was one-half of the brokerage commissions paid, but in no event to exceed 0.5% of the sales price of each property or real estate-related asset sold.

To the extent the disposition fee was paid upon the sale of any assets other than real property, it was included as an operating expense for purposes of the 2%/25% Limitation.

Following the Closing, disposition fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Selling Commissions and Dealer Manager Fees

The Company entered into a Dealer Manager Agreement with Stira Capital Markets Group, LLC, an affiliate of SRI (the “Dealer Manager”), in connection with the Public Offering. The Company paid the Dealer Manager up to 7% and 3% of the gross offering proceeds from the Primary Offering as selling commissions and dealer manager fees, respectively. The Dealer Manager reallowed 100% of sales commissions earned to participating broker-dealers. The Dealer Manager could also reallow to any participating broker-dealer a portion of the dealer manager fee that was attributable to that participating broker-dealer for certain marketing costs of that participating broker-dealer. The Dealer Manager negotiated the reallowance of the dealer manager fee on a case-by-case basis with each participating broker-dealer subject to various factors associated with the cost of the marketing program. The Company allowed a participating broker-dealer to elect to receive the 7% selling commissions at the time of sale or elect to have the selling commission paid on a trailing basis. A participating broker-dealer that elected to receive a trailing selling commission was paid as follows: 3% at the time of sale and the remaining 4% paid ratably (1% per year) on each of the first four anniversaries of the sale. A reduced selling commission and dealer manager fee was paid in connection with volume discounts and certain other categories of sales. No selling commission or dealer manager fee was paid with respect to shares of common stock issued pursuant to the DRP. The Company terminated the Public Offering on March 24, 2016, and as of December 31, 2020 and 2019, expected to pay trailing selling commissions of $0 and $71,287, respectively, which were charged to additional paid-in capital and included within amounts due to affiliates in the accompanying consolidated balance sheets.

Class A Convertible Stock

In connection with the Mergers, the Company and the Former Advisor exchanged the then outstanding Convertible Stock for the new Class A Convertible Stock. The Class A Convertible Stock would convert into shares of the Company’s common stock if (1) the Company had made total Class A Distributions equal to the original issue price of the Common Equity, plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock received listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the Class A Enterprise Value plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeds (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event. In connection with the Internalization Transaction, the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for details.

Ancillary Internalization Transaction Agreements

Transition Services Agreement

As a condition to Closing, on August 31, 2020, the Company and SIP entered into a Transition Services Agreement (the “Transition Services Agreement”), pursuant to which, commencing on August 31, 2020 until March 31, 2021, unless earlier terminated pursuant to the Transition Services Agreement or extended by mutual consent, SIP will continue to provide certain operational and administrative support at cost plus 15% to the Company, which may include support relating to, without limitation, shared legal and tax support as set forth in the Transition Services Agreement. Similarly, the Company agreed to provide certain services to SIP and its affiliates at cost plus 15%, which may include acquisition, disposition and financing support, legal support, shared information technology and human resources.

SRI Property Management Agreements

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager, an affiliate of SRI. On August 31, 2020, SRS, entered into the SRI Property Management Agreement with an affiliate of SRI to provide property management services in connection with certain properties owned by SIP or its affiliates. Pursuant to each SRI Property Management Agreement, SRS will receive a monthly management fee equal to 2.0% of each property’s gross collections for such month. Each SRI Property Management Agreement has an initial one-year term and will continue thereafter on a month-to-month basis unless the owner of the property terminates the SRI Property Management Agreement with 60 days’ prior written notice or upon the determination of gross negligence, willful misconduct or bad acts of SRS or its employees with 30 days’ prior written notice to SRS. After the first one-year term, either party may terminate the SRI Property Management Agreement in the event of a material breach that remains uncured for a period of 30 days after written notification of such breach. As of December 31, 2020, the Company recognized the SRI Property Management Agreements asset, net of $543,332 within other assets on the accompanying consolidate balance sheets.

In addition to the property management fee earned by SRS, the SRI Property Management Agreements also specify certain other reimbursements payable to SRS for benefit administration, information technology infrastructure, licenses, support and training services. SRS is also reimbursed for the salaries and related benefits of on-site property management employees at certain properties owned by SIP or its affiliates.

Registration Rights Agreement

As a condition to the Closing, on August 31, 2020, the Company, the Current Operating Partnership and SRI entered into a registration rights agreement (the “Registration Rights Agreement”). Upon the terms and conditions in the Operating Partnership Agreement, the Class B OP Units are redeemable for shares of the Company’s common stock. Pursuant to the Contribution & Purchase Agreement, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022 (the “Lock-Up Expiration”). Beginning on the fifth anniversary of the Closing, SRI (or any successor holder) may request the Company to register for resale under the Securities Act of 1933, as amended, shares of the Company’s common stock issued or issuable to such holder. The Company agreed to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. The Company will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants SRI (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Non-Competition Agreement

As a condition to the Closing, on August 31, 2020, the Company entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Rodney F. Emery, the largest indirect owner of SRI and the Company’s Chairman of the board of directors and Chief Executive Officer, providing that from the date of the Closing until the date that is 30 months from August 31, 2020 (the “Restricted Period”), in general, Mr. Emery shall not, directly or indirectly, (i) solicit certain employees or service providers of the Company, subject to certain exceptions, or (ii) solicit certain customers, vendors, suppliers, agents, partners or other similar parties with the purpose of causing such parties or their affiliates to cease doing business with the Company or otherwise interfere with the Company’s business relationships with third parties.

During the Restricted Period, Mr. Emery, subject to limited exceptions provided in the Non-Competition Agreement, in general (i) shall not, and shall cause his respective affiliates not to, engage in the business of managing, operating, directing and supervising the operations and administration of multifamily assets of the class and type owned by the Company as of August 31, 2020 (the “Assets”) (such business activities described in this subsection (i) being the “Restricted Business”), (ii) shall, consistent with past practice, present each opportunity and investment fully and accurately to the Company’s board of directors prior to his or his affiliates acquisition of any Assets and only make such investment on behalf of himself or his affiliates if the Company’s board of directors declines the opportunity; and (iii) shall not engage with or otherwise acquire an interest in, directly or indirectly, any business or enterprise that primarily engage in the Restricted Business in an area within a two-mile radius of each Asset owned or managed by the Company as of the Closing.

Further, each of SRS, the Company and the Current Operating Partnership agreed that, in general, during the Restricted Period, each will not solicit any employee of SRI or its affiliates or attempt to assist any such employee to enter into any other consulting or business relationship with SRS, the Company and the Current Operating Partnership, subject to certain limitations.

Sub-Lease

In connection with the Internalization Transaction, SRS, an indirect subsidiary of the Company, entered into a sub-lease agreement (the “Sub-Lease”) with the Former Property Manager on September 1, 2020, for its headquarters in Irvine, California. The Sub-Lease also includes certain furniture and fixtures, that will become the property of SRS at the end of the lease term. As of December 31, 2020, the Sub-Lease has a remaining lease term of 17 months with no option to renew. The monthly sub-lease expense is recognized on a straight line basis over the remaining term of the Sub-Lease. As of December 31, 2020, as it pertains to the Sub-Lease of the office space, the Company recorded an operating lease ROU asset, net of $1,339,591 and an operating lease liability, net of $1,346,835. As of December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, the Company recognized a finance lease ROU asset, net of $16,845 and a finance lease liability, net of $17,020. For the year ended December 31, 2020, the Sub-Lease expense related to the office space and the furniture and fixtures were $322,066 and $175, respectively. See Note 15 (Leases) for further details about the Company’s leases.

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing the Company’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and the Company’s affiliates. As a general rule, any related party transaction must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between the Company and the related party is fair and reasonable to the Company and has terms and conditions no less favorable to the Company than those available from unaffiliated third parties.

11.	Incentive Award Plan and Independent Director Compensation

The Company’s Incentive Award Plan provides for the grant of equity awards to its employees, directors and consultants and those of the Company’s affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards or cash-based awards.

Under the independent directors’ compensation plan, and subject to such plan’s conditions and restrictions, each of the Company’s independent directors received 3,333 shares of restricted common stock once the Company raised $2,000,000 in gross offering proceeds in the Public Offering. Each subsequent independent director that joins the Company’s board of directors receives 3,333 shares of restricted common stock upon election to the Company’s board of directors. In addition, on the date following an independent director’s re-election to the Company’s board of directors, he or she received 1,666 shares of restricted common stock. On March 6, 2020, the Company granted 3,333 shares of restricted common stock pursuant to the independent directors’ compensation plan to each of its two newly elected independent directors. One-fourth of the shares of restricted common stock generally vest and become non-forfeitable upon issuance and the remaining portion will vest in three equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the restricted stock will become fully vested and become non-forfeitable on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company. These restricted stock awards entitle the holders to participate in distributions even if the shares are not fully vested.

On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or subsequent annual election to the Company’s board of directors. On December 3, 2020, the Company granted 4,924 shares of restricted common stock to each of its five independent directors pursuant to the Incentive Award Plan at a fair value of $15.23 per share in connection with their re-election to the board of directors at the Company’s annual meeting of stockholders. These shares generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The Company recorded stock-based compensation expense of $112,600, $71,250 and $74,617 for the years ended December 31, 2020, 2019 and 2018, respectively, related to the independent directors’ restricted common stock.

In addition to the stock awards, prior to September 15, 2020, the Company paid each of its independent directors an annual retainer of $55,000, prorated for any partial term (the audit committee chairperson received an additional $10,000 annual retainer, prorated for any partial term). The independent directors were also paid for attending meetings as follows: (i) $2,500 for each board meeting attended in person, (ii) $1,500 for each committee meeting attended in person in such director’s capacity as a committee member, (iii) $1,000 for each board meeting attended via teleconference (not to exceed $4,000 for any one set of meetings attended on any given day). In connection with meetings of the special committee, the independent directors received $1,000 for each teleconference meeting and $1,500 for each in-person meeting. During the year ended December 31, 2020 and 2019, the chairman of the special committee also received a $60,000 and $50,000 retainer and the other special committee members received a $50,000 and $42,500 retainer, respectively. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the board of directors.

Beginning September 15, 2020, the effective date of the amendment to the independent directors’ compensation plan, the Company pays each of its independent directors an annual retainer of $75,000 in cash and $75,000 in stock, prorated for any partial term (the audit committee chairperson receives an additional $15,000 annual retainer, the compensation committee chairperson receives an additional $10,000 annual retainer, the investment committee chairperson receives an additional

$10,000 annual retainer, the nominating and corporate governance committee chairperson receives an additional $10,000 annual retainer, and the lead independent director receives an additional $25,000 annual retainer, prorated for any partial term). The independent directors are also paid $2,000 for each in-person or telephonic board or committee meeting attended (not to exceed $4,000 for any one set of meetings attended on any given day). Further, directors may elect to receive any cash fees in fully-vested shares of common stock of the Company.

Director compensation is an operating expense of the Company that, prior to the Closing, was subject to the operating expense reimbursement obligation of the Former Advisor discussed in Note 10 (Related Party Arrangements). For the years ended December 31, 2020, 2019 and 2018, the Company recorded an operating expense of $972,000, $395,000 and $496,000, respectively, related to the independent directors’ annual cash retainer and attending board and committee meetings, which is included in general and administrative expenses in the accompanying consolidated statements of operations. Upon signing the Merger Agreement, merger related acquisition expenses, including $3,000 and $13,500 for the years ended December 31, 2020 and 2019, respectively, related to attending committee meetings, met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets. As of December 31, 2020 and 2019, $209,250 and $61,750, respectively, related to the independent directors’ annual retainer paid in cash and board and committee meetings attendance is included in accounts payable and accrued liabilities in the consolidated balance sheets.

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Incentive Award Plan, which grants had been approved by the Special Committee and the board of directors. The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. See Note 8 (Stockholders’ Equity) for further details.

12.	Commitments and Contingencies

Economic Dependency

Prior to the Closing, the Company was dependent on the Former Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership. The Company’s own employees now provide the services that the Former Advisor provided, as described above.

As of December 31, 2020, the Company is developing a multifamily property consisting of nine residential buildings with 176 apartment homes known as Garrison Station that is currently in various stages of development with remaining commitments to fund of $10,361,529 (inclusive of applicable construction loan obligations) and estimated completion dates ranging through August 2021.

Concentration of Credit Risk

The geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Atlanta, Georgia and Dallas / Fort Worth, Texas, apartment markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, relocations of businesses, increased competition from other apartment communities, decrease in demand for apartments or any other changes, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its residents and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is subject, or party, to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the Company’s results of operations or financial condition nor is the Company aware of any such legal proceedings contemplated by government agencies.

13.	Earnings Per Share

The following table presents a reconciliation of net loss attributable to common stockholders and shares used in calculating basic and diluted loss per share, or EPS, for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Net loss attributable to common stockholders	$(114,089,541)	$(38,524,316)	$(49,100,346)
Less:
Distributions related to unvested restricted stockholders(1)	(65,956)	(7,702)	(7,425)
Numerator for loss per common share — basic	$(114,155,497)	$(38,532,018)	$(49,107,771)
Weighted average common shares outstanding — basic and diluted(2)	99,264,851	52,204,410	51,312,947
Loss per common share — basic and diluted	$(1.15)	$(0.74)	$(0.96)

_________________

(1)

Unvested restricted stockholders that have a right to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted EPS under the two-class method.

(2)

The Company excluded all unvested restricted common shares outstanding issued to the Company’s independent directors and certain key employees, the Class A-2 OP Units and the Class B OP Units from the calculation of diluted loss per common share as the effect would have been antidilutive.

14.	Derivative Financial Instruments

The Company uses interest rate derivatives with the objective of managing exposure to interest rate movements thereby minimizing the effect of interest rate changes and the effect they could have on future cash flows. Interest rate cap agreements are used to accomplish this objective. The following table provides the terms of the Company’s interest rate derivative instruments that were in effect at December 31, 2020 and 2019:

December 31, 2020
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2021 - 7/1/2023	One-Month LIBOR	9	$407,935,350	0.14%	3.41%	$7,852

December 31, 2019
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2020 - 8/1/2021	One-Month LIBOR	9	$343,017,350	1.76%	3.45%	$132

The interest rate cap agreements are not designated as effective cash flow hedges. Accordingly, the Company records any changes in the fair value of the interest rate cap agreements as interest expense. The change in the fair value of the interest rate cap agreements for the years ended December 31, 2020, 2019 and 2018, resulted in an unrealized loss (gain) of $65,391, $225,637 and $(87,160), respectively, which is included in interest expense in the accompanying consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company acquired interest rate cap agreements of $67,000 and $18,000, respectively, and did not receive settlement proceeds. The Company also acquired interest cap agreements of $6,111 during the year ended December 31, 2020, in connection with the Mergers. The fair value of the interest rate cap agreements of $7,852 and $132 as of December 31, 2020 and 2019, respectively, is included in other assets on the accompanying consolidated balance sheets.

15.	Leases Lessee

The Company leases office space, a parking garage, furniture, fixtures and office equipment. The Company has lease agreements with lease and non-lease components, which are generally accounted for separate from each other. A limited number of leases include options to renew or options to extend the lease term. The exercise of lease renewal options is at the Company’s sole discretion. The depreciable life of lease ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs were as follows:

		Year Ended December 31,
Lease Cost	Classification	2020	2019
Operating Lease cost(1)	Operating, maintenance and management	$47,357	$2,497
Operating Lease cost(1)	General and administrative	322,066	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	4,080	—
Accretion of lease liabilities	Interest expense	175	—
Total lease cost		$373,678	$2,497
_________________

(1)Includes short-term leases and variable lease costs, which are immaterial.

Other information related to leases was as follows:

	December 31,
Lease Term and Discount Rate	2020	2019
Weighted average remaining lease term (in years)
Operating leases	3.4	3.6
Finance leases	1.4	0.0
Weighted average discount rate
Operating Leases	3.2%	4.0%
Finance Leases	2.9%	—%

	Year Ended December 31,
Supplemental Disclosure of Cash Flows Information	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows related to operating leases	$498,246	$94,888
Operating cash outflows related to finance leases	$4,080	$—
Financing cash outflows related to finance leases	$—	$—

Operating Leases

The following table sets forth as of December 31, 2020, the undiscounted cash flows of the Company’s scheduled lease obligations for future minimum payments for each of the next five years ending December 31, and thereafter, as well as the reconciliation of those cash flows to operating lease liabilities on the Company’s accompanying consolidated balance sheets:

	Year Ended December 31,
Supplemental Disclosure of Cash Flows Information	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows related to operating leases	$498,246	$94,888
Operating cash outflows related to finance leases	$4,080	$—
Financing cash outflows related to finance leases	$—	$—

Finance Leases

The following table sets forth as of December 31, 2020, the undiscounted cash flows of the Company’s scheduled obligations for future minimum payments for each of the next five years ending December 31, and thereafter, as well as a reconciliation of those cash flows to finance lease liabilities:

Year	Amount
2021	$12,240
2022	5,100
2023	—
2024	—
2025	—
Thereafter	—
Total undiscounted finance lease payments	$17,340
Less: interest	(320)
Present value of finance lease liabilities	$17,020

16.	Subsequent Events

Distributions Paid

On January 4, 2021, the Company paid distributions of $8,931,971, which related to distributions declared for each day in the period from December 1, 2020 through December 31, 2020 and consisted of cash distributions paid in the amount of $7,110,390 and $1,821,581 in shares issued pursuant to the DRP.

On February 1, 2021, the Company paid distributions of $8,963,725, which related to distributions declared for each day in the period from January 1, 2021 through January 31, 2021 and consisted of cash distributions paid in the amount of $7,140,618 and $1,823,107 in shares issued pursuant to the DRP.

On March 1, 2021, the Company paid distributions of $4,717,430, which related to distributions declared for each day in the period from February 1, 2021 through February 28, 2021 and consisted of cash distributions paid in the amount of $3,760,747 and $956,683 in shares issued pursuant to the DRP.

Shares Repurchased

On January 29, 2021, the Company repurchased 282,477 shares of its common stock for a total repurchase value of $4,000,000, or $14.16 average price per share, pursuant to the Company’s share repurchase plan.

Share Repurchase Plan

On January 12, 2021, the Company’s board of directors amended the Company’s share repurchase plan to: (1) limit repurchase requests to death and qualifying disability only and (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $3,000,000. The amendment will be in effect on the repurchase date at April 30, 2021, with respect to repurchases for the three months ending March 31, 2021. Share repurchase requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021).

Distributions Declared

On January 12, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day for the period commencing on February 1, 2021 and ending on February 28, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in February 2021 will be paid in March 2021. The distributions will be payable to stockholders from legally available funds therefor.

On February 18, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in March 2021 will be paid in April 2021. The distributions will be payable to stockholders from legally available funds therefor.

On March 9, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in April 2021 will be paid in May 2021. The distributions will be payable to stockholders from legally available funds therefor.

Estimated Value per Share

On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, the Company’s board of directors determined a price per share for the DRP of $15.55, effective April 1, 2021.

Winter Storm Damage

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where the Company owns and operates its multifamily properties. The impact of the storms and the extreme cold temperatures affected the Company’s properties due to power outages and the freezing of water pipes. While the Company’s properties are fully insured, the Company expects disruptions to operations at the impacted properties and delays in receiving insurance proceeds. An estimate of the financial effect of the damage cannot yet be made as of the date of filing this annual report.

Exhibit 99.2

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Assets:
Real Estate:
Land	$343,297,680	$337,322,234
Building and improvements	2,984,948,698	2,882,411,683
Tenant origination and absorption costs	1,682,900	1,752,793
Total real estate held for investment, cost	3,329,929,278	3,221,486,710
Less accumulated depreciation and amortization	(461,735,477)	(397,744,677)
Total real estate held for investment, net	2,868,193,801	2,823,742,033
Real estate held for development	30,288,753	39,891,218
Total real estate, net	2,898,482,554	2,863,633,251
Cash and cash equivalents	160,949,592	258,198,326
Restricted cash	28,399,975	38,998,980
Goodwill	125,220,448	125,220,448
Due from affiliates	208,411	377,218
Rents and other receivables	28,450,658	5,385,108
Other assets	4,654,627	9,925,714
Total assets	$3,246,366,265	$3,301,739,045
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$85,044,074	$81,598,526
Notes Payable, net:
Mortgage notes payable, net	1,388,596,919	1,384,382,785
Credit facilities, net	745,285,227	744,862,886
Total notes payable, net	2,133,882,146	2,129,245,671
Distributions payable	4,797,443	8,462,735
Distributions payable to affiliates	265,620	469,236
Due to affiliates	74,090	337,422
Total liabilities	2,224,063,373	2,220,113,590
Commitments and contingencies (Note 12)
Redeemable common stock	294,858	—
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,998,000 shares authorized, 110,228,140 and 110,070,572 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	1,102,281	1,100,706
Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Class A Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,607,145,466	1,603,989,130
Cumulative distributions and net losses	(687,044,939)	(627,787,040)
Total Steadfast Apartment REIT, Inc. (“STAR”) stockholders’ equity	921,202,808	977,302,796
Noncontrolling interest	100,805,226	104,322,659
Total equity	1,022,008,034	1,081,625,455
Total liabilities and stockholders’ equity	$3,246,366,265	$3,301,739,045

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues:
Rental income	$84,920,839	$79,612,668	$167,300,117	$132,879,341
Other income	703,793	682,926	1,482,333	1,130,193
Total revenues	85,624,632	80,295,594	168,782,450	134,009,534
Expenses:
Operating, maintenance and management	21,333,781	19,719,766	42,098,814	32,216,328
Real estate taxes and insurance	14,587,524	13,667,771	28,444,417	22,411,216
Fees to affiliates	4,263	13,709,333	8,550	22,136,629
Depreciation and amortization	33,277,511	53,455,666	67,152,017	82,031,561
Interest expense	20,087,353	19,715,318	39,895,031	34,106,272
General and administrative expenses	11,736,380	5,272,855	23,061,791	7,703,154
Impairment of real estate	—	5,039,937	—	5,039,937
Total expenses	101,026,812	130,580,646	200,660,620	205,645,097
Loss before other income (expenses)	(15,402,180)	(50,285,052)	(31,878,170)	(71,635,563)
Other income (expense):
Gain on sale of real estate, net	—	—	—	11,384,599
Interest income	98,049	134,262	203,068	387,516
Insurance proceeds in excess of losses incurred	31,873	57,689	135,360	124,412
Equity in loss from unconsolidated joint venture	—	(2,968,207)	—	(3,003,400)
Fees and other income from affiliates	1,571,346	—	3,029,267	—
Total other income (expense)	1,701,268	(2,776,256)	3,367,695	8,893,127
Net loss	(13,700,912)	(53,061,308)	(28,510,475)	(62,742,436)
(Loss) income allocated to noncontrolling interest	(663,253)	163,314	(1,441,527)	163,314
Net loss attributable to common stockholders	$(13,037,659)	$(53,224,622)	$(27,068,948)	$(62,905,750)
Loss per common share — basic and diluted	$(0.12)	$(0.49)	$(0.25)	$(0.71)
Weighted average number of common shares outstanding — basic and diluted	109,905,923	109,139,963	109,896,333	88,660,741

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (Unaudited)

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, April 1, 2021	110,187,405	$1,101,874	—	$—	—	$—	$1,605,912,272	$(659,581,535)	$947,432,611	$102,398,379	$1,049,830,990
Issuance of common stock	199,903	1,999	—	—	—	—	3,106,490	—	3,108,489	—	3,108,489
Transfers to redeemable common stock	—	—	—	—	—	—	(2,301,562)	—	(2,301,562)	—	(2,301,562)
Repurchase of common stock	(159,168)	(1,592)	—	—	—	—	1,592	—	—	—	—
Distributions declared ($0.131 per share of common stock)	—	—	—	—	—	—	—	(14,425,745)	(14,425,745)	(929,900)	(15,355,645)
Amortization of stock-based compensation	—	—	—	—	—	—	426,674	—	426,674	—	426,674
Net loss	—	—	—	—	—	—	—	(13,037,659)	(13,037,659)	(663,253)	(13,700,912)
BALANCE, June 30, 2021	110,228,140	$1,102,281	—	$—	—	$—	$1,607,145,466	$(687,044,939)	$921,202,808	$100,805,226	$1,022,008,034

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, January 1, 2021	110,070,572	$1,100,706	—	$—	—	$—	$1,603,989,130	$(627,787,040)	$977,302,796	$104,322,659	$1,081,625,455
Issuance of common stock	599,213	5,991	—	—	—	—	7,703,101	—	7,709,092	—	7,709,092
Transfers to redeemable common stock	—	—	—	—	—	—	(5,301,563)	—	(5,301,563)	—	(5,301,563)
Repurchase of common stock	(441,645)	(4,416)	—	—	—	—	4,416	—	—	—	—
Distributions declared ($0.292 per share of common stock)	—	—	—	—	—	—	—	(32,188,951)	(32,188,951)	(2,075,906)	(34,264,857)
Amortization of stock-based compensation	—	—	—	—	—	—	750,382	—	750,382	—	750,382
Net loss	—	—	—	—	—	—	—	(27,068,948)	(27,068,948)	(1,441,527)	(28,510,475)
BALANCE, June 30, 2021	110,228,140	$1,102,281	—	$—	—	$—	$1,607,145,466	$(687,044,939)	$921,202,808	$100,805,226	$1,022,008,034

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 (Unaudited)

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, April 1, 2020	108,898,231	$1,088,982	—	$—	1,000	$10	$1,588,131,358	$(449,238,871)	$1,139,981,479	$—	$1,139,981,479
Issuance of common stock	688,520	6,885	—	—	—	—	10,548,415	—	10,555,300	—	10,555,300
Issuance of OP Units	—	—	—	—	—	—	—	—	—	14,450,000	14,450,000
Repurchase of common stock	(149,049)	(1,490)	—	—	—	—	(2,109,047)	—	(2,110,537)	—	(2,110,537)
Distributions declared ($0.224 per share of common stock)	—	—	—	—	—	—	—	(24,425,094)	(24,425,094)	(163,314)	(24,588,408)
Amortization of stock-based compensation	—	—	—	—	—	—	20,927	—	20,927	—	20,927
Net (loss) income	—	—	—	—	—	—	—	(53,224,622)	(53,224,622)	163,314	(53,061,308)
BALANCE, June 30, 2020	109,437,702	$1,094,377	—	$—	1,000	$10	$1,596,591,653	$(526,888,587)	$1,070,797,453	$14,450,000	$1,085,247,453

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, January 1, 2020	52,607,695	$526,077	1,000	$10	—	$—	$698,453,981	$(424,166,210)	$274,813,858	$—	$274,813,858
Issuance of common stock	1,016,155	10,162	—	—	—	—	15,629,293	—	15,639,455	—	15,639,455
Issuance of common stock in connection with the SIR Merger	43,775,314	437,753	—	—	—	—	692,963,221	—	693,400,974	—	693,400,974
Issuance of common stock in connection with the STAR III Merger	12,240,739	122,407	—	—	—	—	193,770,898	—	193,893,305	—	193,893,305
Issuance of OP Units	—	—	—	—	—	—	—	—	—	14,450,000	14,450,000
Exchange of convertible common stock into Class A convertible common stock	—	—	(1,000)	(10)	1,000	10	—	—	—	—	—
Transfers to redeemable common stock	—	—	—	—	—	—	(1,383,318)	—	(1,383,318)	—	(1,383,318)
Repurchase of common stock	(202,201)	(2,022)	—	—	—	—	(2,905,805)	—	(2,907,827)	—	(2,907,827)
Distributions declared ($0.448 per share of common stock)	—	—	—	—	—	—	—	(39,816,627)	(39,816,627)	(163,314)	(39,979,941)
Amortization of stock-based compensation	—	—	—	—	—	—	63,383	—	63,383	—	63,383
Net (loss) income	—	—	—	—	—	—	—	(62,905,750)	(62,905,750)	163,314	(62,742,436)
BALANCE, June 30, 2020	109,437,702	$1,094,377	—	$—	1,000	$10	$1,596,591,653	$(526,888,587)	$1,070,797,453	$14,450,000	$1,085,247,453

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(28,510,475)	$(62,742,436)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	67,152,017	82,031,561
Fees to affiliates paid in common stock	—	6,620,823
Loss on disposal of buildings and improvements	326,881	475,176
Loss on disposal of buildings and improvements from winter storm	14,902,551	—
Amortization of deferred financing costs	1,097,565	809,876
Amortization of stock-based compensation	750,382	63,383
Amortization of below market leases	(3,343)	(2,594)
Change in fair value of interest rate cap agreements	(1,203)	27,194
Gain on sale of real estate	—	(11,384,599)
Impairment of real estate	—	5,039,937
Amortization of loan premiums	(1,112,825)	(718,264)
Accretion of loan discounts	271,776	189,824
Straight-line of office lease	7,699	—
Interest on finance lease furnishings	193	—
Insurance claim recoveries	(15,259,001)	(581,954)
Equity in loss from unconsolidated joint venture	—	3,003,400
Changes in operating assets and liabilities:
Rents and other receivables	(8,472,506)	(1,328,708)
Other assets	4,766,732	2,131,230
Accounts payable and accrued liabilities	(6,830,008)	6,033,823
Due to affiliates	(212,975)	(3,600,122)
Due from affiliates	168,807	—
Net cash provided by operating activities	29,042,267	26,067,550
Cash Flows from Investing Activities:
Acquisition of real estate investments	(75,966,685)	(69,914,948)
Cash acquired in connection with the Mergers, net of acquisition costs	—	98,283,732
Acquisition of real estate held for development	—	(14,270,133)
Additions to real estate investments	(17,869,569)	(10,434,613)
Additions to real estate held for development	(9,861,232)	(5,324,771)
Escrow deposits for pending real estate acquisitions	(1,500,000)	(1,000,000)
Purchase of interest rate cap agreements	(12,200)	(47,000)
Net proceeds from sale of real estate investments	—	32,962,285
Proceeds from insurance claims	665,957	807,033
Cash contribution to unconsolidated joint venture	—	(219,900)
Cash distribution from unconsolidated joint venture	—	360,700
Net cash (used in) provided by investing activities	(104,543,729)	31,202,385

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash Flows from Financing Activities:
Proceeds from issuance of mortgage notes payable	8,567,133	—
Principal payments on mortgage notes payable	(4,187,174)	(1,533,980)
Borrowings from credit facilities	—	198,808,000
Payments of commissions on sale of common stock	—	(49,951)
Payment of deferred financing costs	—	(6,753,413)
Distributions to common stockholders	(30,424,673)	(26,030,027)
Repurchase of common stock	(6,301,563)	(2,907,827)
Net cash (used in) provided by financing activities	(32,346,277)	161,532,802
Net (decrease) increase in cash, cash equivalents and restricted cash	(107,847,739)	218,802,737
Cash, cash equivalents and restricted cash, beginning of the period	297,197,306	148,539,671
Cash, cash equivalents and restricted cash, end of the period	$189,349,567	$367,342,408

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Supplemental Disclosures of Cash Flow Information:
Interest paid, net of amounts capitalized of $560,066 and $262,619 for the six months ended June 30, 2021 and 2020, respectively	$39,859,759	$31,366,049
Supplemental Disclosures of Noncash Flow Transactions:
Distributions payable to non-affiliated shareholders	$4,797,443	$8,232,272
Distributions payable to affiliates	$265,620	$—
Real estate under development placed in service	$17,703,957	$—
Accounts payable related to winter storm	$1,412,017	$—
Insurance claims receivable related to winter storm	$23,164,541	$—
Class A-2 OP Units issued for real estate	$—	$14,450,000
Investment management fees payable in shares	$—	$1,464,982
Assumption of mortgage notes payable to acquire real estate	$—	$81,315,122
Premiums on assumed mortgage notes payable	$—	$945,235
Distributions paid to common stockholders through common stock issuances pursuant to the distribution reinvestment plan	$7,709,092	$10,483,613
Redeemable common stock	$294,858	$—
Redemptions payable	$2,705,142	$4,000,000
Accounts payable and accrued liabilities from additions to real estate investments	$15,321,147	$119,152
Due to affiliates from additions to real estate investments	$—	$65,583
Accounts payable and accrued liabilities from additions to real estate held for development	$3,129,393	$2,888,689
Affiliate accounts payable and accrued liabilities from additions to real estate held for development	$—	$137,857
Due to affiliates for commissions on sales of common stock	$—	$21,337
Operating and finance lease right-of-use assets, net	$1,566,962	$136,896
Operating and finance lease liabilities, net	$1,595,991	$148,406
Fair value of real estate acquired in the SIR merger	$—	$1,100,742,973
Fair value of STAR III real estate acquired in the STAR III merger	$—	$479,559,505
Fair value of equity issued to SIR shareholders in the SIR merger	$—	$693,400,974
Fair value of equity issued to STAR III shareholders in the STAR III merger	$—	$193,893,305
Fair value of SIR debt assumed in the SIR merger	$—	$506,023,982
Fair value of STAR III debt assumed in the STAR III merger	$—	$289,407,045
Fair value of unconsolidated joint venture assumed in the SIR merger	$—	$22,128,691
Assets assumed in the SIR merger	$—	$3,553,868
Assets assumed in the STAR III merger	$—	$2,060,898
Liabilities assumed in the SIR merger	$—	$21,782,302
Liabilities assumed in the STAR III merger	$—	$7,334,616
Premiums on assumed mortgage notes payable in the SIR and STAR III mergers	$—	$14,899,631
Discount on assumed mortgage note payable in the SIR and STAR III mergers	$—	$10,489,075

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

1.         Organization and Business

Steadfast Apartment REIT, Inc. (the “Company”) was formed on August 22, 2013, as a Maryland corporation that elected to qualify as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2014. On September 3, 2013, the Company was initially capitalized with the sale of 13,500 shares of common stock to Steadfast REIT Investments, LLC, the Company’s former sponsor (“SRI”), at a purchase price of $15.00 per share for an aggregate purchase price of $202,500. SRI is controlled indirectly by Rodney F. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, through Steadfast REIT Holdings, LLC (“Steadfast Holdings”). Steadfast Apartment Advisor, LLC (the “Former Advisor”), a Delaware limited liability company formed on August 22, 2013, invested $1,000 in the Company in exchange for 1,000 shares of non-participating, non-voting convertible stock (the “Convertible Stock”). In connection with the SIR Merger and STAR III Merger (described below), the Former Advisor exchanged the Convertible Stock for new non-participating, non-voting Class A convertible stock (the “Class A Convertible Stock”). In connection with the Internalization Transaction (described below), the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for further details.

The Company owns and operates a diverse portfolio of multifamily properties located in targeted markets throughout the United States. As of June 30, 2021, the Company owned 70 multifamily properties and three parcels of land held for the development of apartment homes. The Company’s portfolio is comprised of 21,936 apartment homes, including 95 newly constructed apartment homes placed into service at the Garrison Station development project during the six months ended June 30, 2021. The parcel of land held for the development of the Garrison Station apartments had five of nine residential buildings placed into service comprising 95 of 176 apartment homes during the six months ended June 30, 2021. The Company may acquire additional multifamily properties or pursue multifamily developments in the future. For more information on the Company’s real estate portfolio, see Note 4 (Real Estate).

Public Offering

On December 30, 2013, the Company commenced its initial public offering to offer a maximum of 66,666,667 shares of common stock for sale to the public at an initial price of $15.00 per share (with discounts available for certain categories of purchasers) (the “Primary Offering”). The Company also registered up to 7,017,544 shares of common stock for sale pursuant to the Company’s distribution reinvestment plan (the “DRP,” and together with the Primary Offering, the “Public Offering”) at an initial price of $14.25 per share. The Company terminated its Primary Offering on March 24, 2016, but continues to offer shares of common stock pursuant to the DRP. As of the termination of the Primary Offering on March 24, 2016, the Company had sold 48,625,651 shares of common stock in the Public Offering for gross proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to the DRP for gross offering proceeds of $14,414,752. As of June 30, 2021, the Company had issued 112,167,095 shares of common stock for gross offering proceeds of $1,725,738,819, including 8,537,015 shares of common stock issued pursuant to the DRP for gross offering proceeds of $128,009,661. Additionally, on March 6, 2020, the Company issued 56,016,053 shares of common stock in connection with the Mergers described below.

On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020. Additional information on the Company’s estimated value per share can be found in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021. In connection with the determination of an estimated value per share, the Company’s board of directors determined a price per share for the DRP of $15.55, effective April 1, 2021. The Company’s board of directors may again, from time to time, in its sole discretion, change the price at which the Company offers shares pursuant to the DRP to reflect changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, the Company, Steadfast Income REIT, Inc. (“SIR”), Steadfast Apartment REIT Operating Partnership, L.P., a wholly-owned subsidiary of the Company (the “STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR (“SIR OP”), and SI Subsidiary, LLC, a wholly-owned subsidiary of the Company (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger (the “SIR Merger”). Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as the Company’s wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law (“MGCL”), the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of the Company’s common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, the Company, Steadfast Apartment REIT III, Inc. (“STAR III”), the STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III (the “STAR III OP”), and SIII Subsidiary, LLC, a wholly-owned subsidiary of the Company (“STAR III Merger Sub”), entered into an Agreement and Plan of Merger (the “STAR III Merger Agreement”). Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger (the “STAR III Merger”, and together with the SIR Merger, the “Mergers”). Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as a wholly-owned subsidiary of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of the Company’s common stock.

Combined Company

Through the Mergers, the Company acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The Combined Company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger was intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). For more information on the Mergers, see Note 4 (Real Estate).

Pre-Internalization Operating Partnerships Mergers

On August 28, 2020, pursuant to an Agreement and Plan of Merger (the “SIR OP/STAR OP Merger Agreement”), the STAR Operating Partnership merged with and into the SIR OP (the “SIR OP/STAR OP Merger”). The SIR OP/STAR OP Merger was treated for U.S. federal income tax purposes as a tax-deferred contribution by the Company of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger (the “Operating Partnership Merger Agreement”), STAR III OP merged with and into SIR OP (the “Operating Partnership Merger” and together with the SIR OP/STAR OP Merger, the “Operating Partnership Mergers”). The Operating Partnership Merger was treated as an “asset over partnership merger” governed by Treasury Regulations Section 1.708-1(c)(3)(i), with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.” (the “Operating Partnership”). In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, the Company acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Operating Partnership, transferred all of its general partnership interests to the Company, and the Company was admitted as a substitute general partner of the Operating Partnership.

On August 28, 2020, the Company, Steadfast Income Advisor, LLC, the initial limited partner of the Operating Partnership (“SIR Advisor”), Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Operating Partnership (“STAR III Advisor”), Wellington VVM LLC, a Delaware limited liability company and limited partner of the Operating Partnership (“Wellington”), and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Operating Partnership (“Copans” and together with “Wellington”, “VV&M”), entered into a Second Amended and Restated Agreement of Limited Partnership of Steadfast Apartment REIT Operating Partnership, L.P. (the “Second A&R Partnership Agreement”) in order to, among other things, reflect the consummation of the Operating Partnership Mergers. The purpose of the Operating Partnership Mergers was to simplify the Company’s corporate structure so that the Company has a single operating partnership that is a direct subsidiary of the Company.

Internalization Transaction

On August 31, 2020, the Operating Partnership and the Company entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with SRI, which provided for the internalization of the Company’s external management functions previously provided by the Former Advisor and its affiliates. Prior to the Internalization Closing (as defined herein), which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined herein) on August 31, 2020 (the “Internalization Closing”), Steadfast Investment Properties, Inc., a California corporation (“SIP”), Steadfast REIT Services, Inc., a California corporation (“REIT Services”), and their respective affiliates owned and operated all of the assets necessary to operate the Company and its subsidiaries as a self-managed company and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement (the “Contribution & Purchase Agreement”) between the Company, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company (“SRSH”), and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for

$124,999,000, which was paid as follows: (1) $31,249,000 in cash and (2) 6,155,613.92 Class B OP units of limited partnership interests in the Operating Partnership (the “Class B OP Units”) having the agreed value set forth in the Contribution & Purchase Agreement of $15.23 per Class B OP Unit. In addition, the Company purchased all of the Class A Convertible Stock of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership.The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns a 48.6% interest in Steadfast Holdings, the largest owner of SRI.

Concurrently with, and as a condition to the execution and delivery of the Contribution & Purchase Agreement, the Company, through STAR REIT Services, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“SRS”), entered into employment agreements with certain key employees. For more information on the Internalization Transaction, see Note 3 (Internalization Transaction).

On July 16, 2021, the Company received a derivative demand letter addressed to the Board, purportedly sent on behalf of two stockholders, relating to the Internalization Transaction. The letter demanded that the Board appoint a committee to investigate the Internalization Transaction and, among other things, determine whether there exists any basis for the Company to pursue claims relating to that transaction, including for recovery of payments made in the transaction. The Company is considering the request.

The Former Advisor

Prior to the Internalization Transaction, the business of the Company was externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between the Company and the Former Advisor (as may be amended, the “Advisory Agreement”). On August 31, 2020, prior to the Internalization Closing, the Company, the Former Advisor and the Operating Partnership entered into a Joinder Agreement (the “Joinder Agreement”) pursuant to which the Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Internalization Closing, the Former Advisor and the Company entered into the First Amendment to the Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 are paid in cash to the Former Advisor by the Operating Partnership (the “First Amendment”). In connection with the Internalization Transaction, SRS assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Operating Partnership

Substantially all of the Company’s business is conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership. The Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of June 30, 2021, the Company owned approximately 94% of the operating partnership units of the Operating Partnership (the “OP Units”). As a result of  the Internalization Transaction, SRI owns approximately 5% of the OP Units of the Operating Partnership, including approximately 6,155,613.92 Class B OP Units owned by SRI as of June 30, 2021. The remaining approximate 1% of the OP Units are owned by VV&M, unaffiliated third parties in the form of Class A-2

OP Units (as defined below). The Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, which is an indirect wholly-owned subsidiary of the Operating Partnership. As a condition to the Internalization Closing, on August 31, 2020, the Company, as the general partner and parent of the Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”) to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the contribution, and designate Class B OP Units that were issued as consideration pursuant to the Internalization Transaction.

The Operating Partnership Agreement provides that the Operating Partnership is operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation.

2.         Summary of Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2020. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2020, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly-owned subsidiaries. The portion of the entity not wholly-owned by the Company is presented as noncontrolling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company.

The accompanying unaudited consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments that are of a normal and recurring nature and necessary for a fair and consistent presentation of the results of such periods. Operating results for the three and six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The unaudited consolidated financial statements herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that the Company does not own in an entity that is consolidated. The Company’s noncontrolling interests are comprised of Class A-2 operating partnership units (“Class A-2 OP Units”) and Class B OP Units of the Operating Partnership. The Company accounts for noncontrolling interests in accordance with ASC 810,

Consolidation (“ASC 810”). In accordance with ASC 810, the Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of June 30, 2021, the Company’s noncontrolling interests qualified as permanent equity. For more information on the Company’s noncontrolling interests, see Note 9 (Noncontrolling Interest).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Casualty loss

The Company carries liability insurance to mitigate its exposure to certain losses, including those relating to property damage and business interruption. The Company records the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is recorded in other income when the proceeds are received. During the six months ended June 30, 2021, the Company incurred property damage and other losses of $23,164,541, which was recorded as general and administrative expenses, with corresponding insurance recovery income up to the amount of losses incurred (as described above) included in general and administrative expenses in the accompanying consolidated statements of operations. The Company also recorded insurance recoveries of $23,164,541 for the estimated insurance claims proceeds in the amount of total losses incurred (as described above) as an increase in rents and other receivables.

Real Estate Assets

Real Estate Purchase Price Allocation

Upon the acquisition of real estate properties or other entities owning real estate properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition under ASC 805-50, Business Combinations-Related Issues (“ASC 805”). For both business combinations and asset acquisitions the Company allocates the purchase price of real estate properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets. For the three and six months ended June 30, 2021 and 2020, all of the Company’s acquisitions of real estate properties, including pursuant to the Mergers, were determined to be asset acquisitions.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-

if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions, resident improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Real Estate Assets

 The Company accounts for its real estate assets in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires the Company to continually monitor events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, the Company may have to record an impairment to reduce the net book value of such individual asset. The Company continues to monitor events in connection with the outbreak of the novel Coronavirus (“COVID-19”) and evaluates any potential indicators that could suggest that the carrying value of its real estate investments and related intangible assets and liabilities may not be recoverable.  No impairment charge was recorded during the three and six months ended June 30, 2021. The Company recorded an impairment charge of $5,039,937 related to two of its real estate assets for each of the three and six months ended June 30, 2020.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company performed its annual assessment on October 1, 2020. The Company recorded goodwill during the year ended December 31, 2020, in connection with the Internalization Transaction. No impairment charge was recorded during the three and six months ended June 30, 2021. See Note 3 (Internalization Transaction) for details.

Revenue Recognition - Operating Leases

The majority of the Company’s revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases (“ASC 842”). The Company leases apartment homes under operating leases with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, the Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and records amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on the Company’s consolidated statement of operations.

Rents and Other Receivables

In accordance with ASC 842, the Company makes a determination of whether the collectability of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, the Company does not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to the Company’s collectability assessment are reflected as an adjustment to rental income.

Residents’ Payment Plans Due to COVID-19

In April, 2020, the FASB issued the ASC 842 Q&A to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, modified terms and conditions of a company’s existing lease contracts, such as, changes to lease payments, may affect the economics of the lease for the remainder of the term and are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a lease modification pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract.

Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

During the fiscal quarter ended June 30, 2020, the Company instituted payment plans for its residents that were experiencing hardship due to COVID-19, which the Company refers to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, the Company allowed qualifying residents to defer their rent, which is collected by the Company in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, the Company began providing certain qualifying residents with a one-time concession to incentivize their performance under the COVID-19 Payment Plan. If the qualifying resident fails to make payments pursuant to the COVID-19 Payment Plan, the concession is immediately terminated, and the qualifying resident is required to immediately repay the amount of the concession. The Company did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans.

In January 2021, the Company began offering an extension to the COVID-19 Payment Plan (the “Extension Plan”), that allows eligible residents to defer their rent, which is collected by the Company in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan.

During the three months ended September 30, 2020, the Company initiated a debt forgiveness program for certain qualifying residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments (the “Debt Forgiveness Program”). Pursuant to the Debt Forgiveness Program, the Company offered qualifying residents an opportunity to terminate their lease without being liable for any unpaid rent and penalties. The Company determined that accounts receivable of $2,110,657 related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in its reserve.

The Company elected not to evaluate whether the COVID-19 Payment Plans, the Debt Forgiveness Program and the Extension Plan are lease modifications and therefore the Company’s policy is to account for the lease contracts with COVID-19 Payment Plans, Debt Forgiveness Program and the Extension Plan as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in this case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, the Company would treat that lease contract on a cash basis as defined in ASC 842. As of June 30, 2021 and December 31, 2020, the Company reserved $3,080,227 and $2,245,067 of accounts receivables, respectively, which are considered not probable of collection.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other assets and liabilities at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the six months ended June 30, 2021 and 2020.

The following describes the valuation methodologies used by the Company to measure fair value, including an indication of the level in the fair value hierarchy in which each asset or liability is generally classified.

Interest rate cap agreements - The Company has entered into certain interest rate cap agreements. These derivatives are recorded at fair value. Fair value was based on a model-driven valuation using the associated variable rate curve and an implied market volatility, both of which were observable at commonly quoted intervals for the full term of the interest rate cap agreements. Therefore, the Company’s interest rate cap agreements were classified within Level 2 of the fair value hierarchy and are included in other assets in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate cap agreements are recorded as interest expense in the accompanying consolidated statements of operations.

The following tables reflect the Company’s assets required to be measured at fair value on a recurring basis on the consolidated balance sheets:

	June 30, 2021
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Assets:
Interest rate cap agreements(1)	$—	$21,255	$—

	December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Assets:
Interest rate cap agreements(1)	$—	$7,852	$—

_______________

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Fair Value of Financial Instruments

The accompanying consolidated balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued liabilities, distributions payable, distributions payable to affiliates, due to affiliates and notes payable.

The Company considers the carrying value of cash and cash equivalents, restricted cash, rents and other receivables, accounts payable and accrued liabilities, distributions payable, amounts due from affiliates, amounts due to affiliates and distributions payable to affiliates to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The Company has determined that its notes payable, net are classified as Level 3 within the fair value hierarchy.

The fair value of the notes payable, net is estimated using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of June 30, 2021 and December 31, 2020, the fair value of the notes payable was $2,265,796,735 and $2,246,242,677, respectively, compared to the carrying value of $2,133,882,146 and $2,129,245,671, respectively.

Restricted Cash

Restricted cash represents those cash accounts for which the use of funds is restricted by loan covenants and a cash account established in connection with a letter of credit to fund future workers compensation claims. As of June 30, 2021 and December 31, 2020,  the Company had a restricted cash balance of $28,399,975 and $38,998,980, respectively, which represented amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company’s lenders as well as an amount set aside in connection with a letter of credit.

The following table represents the components of the cash, cash equivalents and restricted cash presented on the accompanying consolidated statements of cash flows for the six months ended June 30, 2021 and 2020:

	June 30,
	2021	2020
Cash and cash equivalents	$160,949,592	$330,674,998
Restricted cash	28,399,975	36,667,410
Total cash, cash equivalents and restricted cash	$189,349,567	$367,342,408

Distribution Policy

The Company elected to be taxed, and currently qualifies, as a REIT commencing with the taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Distributions declared during the month ended January 31, 2021, were based on daily record dates and calculated at a rate of $0.002466 per share of the Company’s common stock per day during the period from January 1, 2021 through January 31, 2021. On January 12, 2021, the Company’s board of directors determined to reduce the daily distribution amount to $0.001438 per share commencing on February 1, 2021 and ending February 28, 2021, which was extended for the months of March, April, May, June and July 2021. As a result, distributions declared during the period from February 1, 2021 through June 30, 2021, were based on daily record dates and calculated at a rate of $0.001438 per share of the Company’s common stock per day.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order for the Company to qualify as a REIT under the Internal Revenue Code. During the three and six months ended June 30, 2021, the Company declared distributions totaling $0.131 and $0.292 per share of common stock, respectively. During the three and six months ended June 30, 2020, the Company declared distributions totaling $0.224 and $0.448 per share of common stock, respectively.

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires leases with original lease terms of more than 12 months to be recorded on the balance sheet. For leases with terms greater than 12 months, a right-of-use (“ROU”) lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend or to terminate would be exercised. As the implicit rate in most leases are not readily determinable, the Company’s incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company’s recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, the Company adopted ASU 2016-02 and its related amendments (collectively, “ASC 842”) using the modified retrospective method. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases).

Equity-Based Compensation

The Company’s stock-based compensation consists of restricted stock issued to key employees and independent directors of the Company. The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant and recognized on a straight-line basis over the requisite service period of the awards. The compensation expense is adjusted for actual forfeitures upon occurrence. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Per Share Data

Basic loss per share attributable to common stockholders for all periods presented are computed by dividing net loss by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of the Company’s common stock and all potentially dilutive securities, if any. Distributions declared per common share assume each share was issued and outstanding each day during the period. Nonvested shares of the Company’s restricted common stock give rise to potentially dilutive shares of the Company’s common stock but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during the period.

Segment Disclosure

The Company has determined that it has one reportable segment with activities related to investing in multifamily properties. The Company’s investments in real estate are in different geographic regions, and management evaluates operating performance on an individual asset level. However, as each of the Company’s assets has similar economic characteristics, residents and products and services, its assets have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2020-01 should be applied prospectively. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provided practical expedients to address existing guidance on contract modifications and hedge accounting due to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates (together “IBORs”) to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Company refers to this transition as reference rate reform. The first practical expedient allows companies to elect to not apply certain modification accounting requirements to debt, derivative and lease contracts affected by reference rate reform if certain criteria are met. These criteria include the following: (1) the contract referenced an IBOR rate that is expected to be discontinued; (2) the modified terms directly replace or have the potential to replace the IBOR rate that is expected to be discontinued; and (3) any contemporaneous changes to other terms that change or have the potential to change the amount and timing of contractual cash flows must be related to the replacement of the IBOR rate. If the contract meets all three criteria, there is no requirement for remeasurement of the contract at the modification date or reassessment of the previous accounting determination. The second practical expedient allows companies to change the reference rate and other critical terms related to the reference rate reform in derivative hedge documentation without having to de-designate the hedging relationship. This allows for companies to continue applying hedge accounting to existing cash flow and net investment hedges. ASU 2020-04 was effective upon issuance on a prospective basis beginning January 1, 2020 and may be elected over time as reference rate reform activities occur. Subsequently, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope ("ASU 2021-01"). The amendments in ASU 2021-01 clarify that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of the discontinuation of the use of LIBOR as a benchmark interest rate due to reference rate reform. ASU 2021-01 is effective immediately for all entities with the option to apply retrospectively as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, and can be applied prospectively to any new contract modifications made on or after January 7, 2021. The ASUs can be adopted no later than December 1, 2022 with early adoption permitted. The relief provided in this guidance is temporary and generally cannot be applied to contract modifications that occur after December 31, 2022 or hedging relationships entered into or evaluated after that date. However, the guidance does allow an entity to continue to apply certain optional expedients related to hedge accounting. The Company identified the instruments influenced by LIBOR to be its variable rate mortgage notes payable and interest rate cap agreements and is currently in the process of liaising with its lenders to assess the nature of potential changes to its variable rate mortgage notes payable and interest rate cap agreements and therefore determining whether it could meet the conditions of the practical expedients provided by the FASB and elect to not apply the modification accounting requirements to its contracts affected by the reference rate reform within the permitted period of December 31, 2022.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and

Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. ASU 2020-06 also enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and amends the related earnings per share guidance. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The guidance in ASU 2020-06 can be applied through a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the impact of ASU 2020-06 on its consolidated financial statements and related disclosures from the adoption of ASU 2020-06.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-10 contains improvements to GAAP by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of GAAP. ASU 2020-10 also contains codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. ASU 2020-10 is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted ASU 2020-10 on January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2020, the SEC issued Release No. 33-10890, Amendments to Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, to simplify, modernize and enhance certain financial disclosure requirements in Regulation S-K. This amendment became effective on February 10, 2021. Early Adoption was permitted. The Company early adopted these modifications in its Annual Report on Form 10-K filed with the SEC on March 12, 2021. The adoption of this guidance did not have a material impact on the consolidated financial statements.

3. Internalization Transaction

On August 31, 2020, the Operating Partnership and the Company completed the Internalization Transaction with SRI, which provided for the internalization of the Company’s external management functions provided by the Former Advisor and its affiliates.

Pursuant to the Contribution & Purchase Agreement between the Company, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash consideration and (2) 6,155,613.92 Class B OP Units having the agreed value of $15.23 per Class B OP Unit. The Company also purchased all of the Class A Convertible Stock of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership.

Fair Value of Consideration Transferred

The Company accounted for the Internalization Transaction as a business combination under the acquisition method of accounting. Pursuant to the terms of the Internalization Transaction, the following consideration was given in exchange for all of the membership interests in SRSH:

Amount
Cash consideration (1)	$31,249,000

Class B OP Units issued	6,155,613.92
Fair value per Class B OP Unit	$15.23
Fair value of OP Unit Consideration	93,750,000

Promote price (2)	1,000

Accounting value of total consideration	$125,000,000

_______________

(1)

Represents the contractual cash consideration before adjustments to reflect affiliates assets acquired in the Internalization Transaction of $2,717,634 and affiliates liabilities assumed in the Internalization Transaction of $4,701,436.

(2)	Represents the repurchase of Class A Convertible Stock by the Company.

Assets Acquired and Liabilities Assumed

The Internalization Transaction was accounted for as a business combination under the acquisition method of accounting under ASC 805, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

During the year ended December 31, 2020, the Company finalized the purchase price allocation of the fair value of consideration transferred (described above) for the Internalization Transaction. The following table summarizes the finalized purchase price allocation as of the date of the Internalization Transaction:

Amount
Assets:
Accounts receivable from affiliates	$3,908,946
Finance lease right-of-use asset	20,925
Other assets	49,919
Property management agreements intangibles(1)	815,000
Operating lease right-of-use asset	1,651,415
Repurchase of Class A Convertible Stock	1,000
Goodwill	125,220,448
Total assets acquired	131,667,653
Liabilities:
Accrued personnel costs	(4,995,313)
Finance lease liability	(20,925)
Operating lease liability	(1,651,415)
Total liabilities assumed	(6,667,653)
Net assets acquired	$125,000,000
_______________

(1)

The intangible assets acquired consist of property management agreements that the Company, acting as advisor and property manager through certain subsidiaries, has with affiliates of SRI (as amended from time to time, the “SRI Property Management Agreements”). The value of the SRI Property Management Agreements was determined based on a discounted cash flow valuation of the projected revenues of the acquired agreements. The SRI Property Management Agreements are subject to an estimated useful life of one year. As of June 30, 2021, the SRI Property Management Agreements were approximately 83% amortized.

Goodwill

In connection with the Internalization Transaction, the Company recorded goodwill of $125.2 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded represents the Company’s acquired workforce and its ability to generate additional opportunities for revenue and raise additional funds.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Internalization Transaction and Mergers occurred in 2019 and had been included in operations as of January 1, 2019. The operations acquired in the Internalization Transaction earned $96.5 million in revenue in 2019, approximately $93.9 million of which was earned from the Company and will be eliminated in the Company’s consolidated financial statements on a post-acquisition basis, and approximately $2.5 million of which was earned pursuant to the SRI Property Management Agreements and will be recurring revenue to the Company resulting in an immaterial impact on the Company’s net loss of approximately $0.4 million.

The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis:

	Year Ended December 31,
	2020	2019
Revenue	$303,851,813	$323,258,776
Net income (loss)(1)(2)	$(109,151,163)	$29,545,827
Net income (loss) attributable to noncontrolling interests	$(5,759,798)	$1,585,124
Net income (loss) attributable to common stockholders(3)	$(103,391,365)	$27,960,703
Net income (loss) attributable to common stockholders per share - basic and diluted	$(1.04)	$0.26

_______________

(1)

The incremental cost of hiring the existing workforce responsible for the Company’s real estate management and operations of $17,906,923 and $17,742,481, was included in pro forma expenses in arriving at the pro forma net income (loss) for the years ended December 31, 2020 and 2019, respectively. The pro forma impact of the Internalization Transaction on the Company’s historical results of operations based on the historical net income of SRI and its affiliates was $19,083,158 for the year ended December 31, 2019.

(2)

Contemporaneously with the Internalization Closing, the Company hired 634 employees, previously employed by SRI and its affiliates, to operate all of the assets necessary to operate the business of the Company.

(3)	Amount is net of net income (loss) attributable to noncontrolling interests and distributions to preferred shareholders.

4.          Real Estate

Current Period Acquisitions

During the three and six months ended June 30, 2021, the Company acquired one multifamily real estate property, which was determined to be an asset acquisition. The following is a summary of the real estate property acquired during the six months ended June 30, 2021:

				Purchase Price Allocation
Property Name	Location	Purchase Date	Homes	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Purchase Price
Ballpark Apartments at Town Madison	Huntsville, AL	6/29/2021	274	$3,773,236	$72,579,544	$1,113,905	$77,466,685

As of June 30, 2021, the Company owned 70 multifamily properties and three parcels of land held for the development of apartment homes. The Company’s portfolio is comprised of 21,936 apartment homes, including 95 newly constructed apartment homes placed into service at the Garrison Station development project during the six months ended June 30, 2021.

The total acquisition price of the Company’s multifamily real estate portfolio was $3,224,081,403, excluding land held for the development of apartment homes of $30,288,753. As of June 30, 2021 and December 31, 2020, the Company’s portfolio was approximately 96.2% and 95.4% occupied and the average monthly rent was $1,198 and $1,173, respectively.

As of June 30, 2021 and December 31, 2020, investments in real estate and accumulated depreciation and amortization related to the Company’s consolidated real estate properties was as follows:

	June 30, 2021
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development
Investments in real estate	$343,297,680	$2,984,948,698	$1,682,900	$3,329,929,278	$30,288,753
Less: Accumulated depreciation and amortization	—	(461,637,726)	(97,751)	(461,735,477)	—
Net investments in real estate and related lease intangibles	$343,297,680	$2,523,310,972	$1,585,149	$2,868,193,801	$30,288,753

	December 31, 2020
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development
Investments in real estate	$337,322,234	$2,882,411,683	$1,752,793	$3,221,486,710	$39,891,218
Less: Accumulated depreciation and amortization	—	(397,413,838)	(330,839)	(397,744,677)	—
Net investments in real estate and related lease intangibles	$337,322,234	$2,484,997,845	$1,421,954	$2,823,742,033	$39,891,218

During the six months ended June 30, 2021 and 2020, the Company wrote off $14,902,551 and $0, respectively, of fixed assets related to the damage caused to the Company’s multifamily properties impacted by the winter storm that took place in February 2021.

Total depreciation and amortization expenses were $33,277,511 and $67,152,017 for the three and six months ended June 30, 2021, respectively, and $53,455,666 and $82,031,561 for the three and six months ended June 30, 2020, respectively.

Depreciation of the Company’s buildings and improvements was $32,708,712 and $65,752,765 for the three and six months ended June 30, 2021, and $33,315,155 and $56,066,977 for the three and six months ended June 30, 2020, respectively. Depreciation of the Company’s acquired furniture and fixtures in the Internalization Transaction was $15,187 and $28,186 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020, respectively.

Amortization of the Company’s intangible assets was $553,612 and $1,371,066 for the three and six months ended June 30, 2021, respectively, and $20,140,511 and $25,964,584 for the three and six months ended June 30, 2020, respectively.

Amortization of the Company’s tenant origination and absorption costs was $343,434 and $950,710 for the three and six months ended June 30, 2021, respectively, and $20,138,302 and $25,961,107 for the three and six months ended June 30, 2020, respectively. Tenant origination and absorption costs had a weighted-average amortization period as of the date of acquisition of less than one year.

Amortization of the Company’s operating ROU assets was $3,367 and $6,734 for the three and six months ended June 30, 2021, respectively, and $2,209 and  $3,477 for the three and six months ended June 30, 2020, respectively. This represents the amortization of initial indirect costs included in the measurement of the operating ROU assets.

Amortization of the Company’s SRI Property Management Agreements was $206,811 and $413,622 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020

Amortization of the Company’s other intangible assets, which consist of below-market leases, was $1,671 and $3,342 for the three and six months ended June 30, 2021 and $1,671 and $2,594 for the three and six months ended June 30, 2020, respectively, and is included as an increase to rental income in the accompanying consolidated condensed statements of operations. Other intangible assets had a weighted-average amortization period as of the date of acquisition of ten years.

Operating Leases

As of June 30, 2021, the Company’s real estate portfolio comprised 21,936 residential apartment homes and was 98.1% leased by a diverse group of residents. For the three and six months ended June 30, 2021 and 2020, the Company’s real estate portfolio earned in excess of 99% and less than 1% of its rental income from residential tenants and commercial tenants, respectively. The residential tenant lease terms typically consist of lease durations equal to 12 months or less. The commercial tenant leases consist of remaining lease durations varying from six to nine years.

Some residential leases contain provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to residents. Generally, upon the execution of a lease, the Company requires security deposits from residents in the form of a cash deposit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in accounts payables and accrued liabilities in the accompanying consolidated balance sheets and totaled $9,011,485 and $8,545,977 as of June 30, 2021 and December 31, 2020, respectively.

The future minimum rental receipts from the Company’s properties under non-cancelable operating leases attributable to commercial tenants as of June 30, 2021, and thereafter is as follows:

July 1 to December 31, 2021	$149,501
2022	274,149
2023	280,777
2024	288,703
2025	296,860
Thereafter	1,059,469
$2,349,459

As of June 30, 2021 and December 31, 2020, no tenant represented over 10% of the Company’s annualized base rent and there were no significant industry concentrations with respect to its commercial leases.

Real Estate Under Development

During the three and six months ended June 30, 2021, the Company owned the following parcels of land held for the development of apartment homes:

Development Name	Location	Purchase Date	Land Held for Development	Construction in Progress	Total Carrying Value
Garrison Station (1)	Murfreesboro, TN	5/30/2019	$2,469,183	$9,879,800	$12,348,983
Arista at Broomfield	Broomfield, CO	3/13/2020	7,283,803	1,666,615	8,950,418
Flatirons	Broomfield, CO	6/19/2020	8,574,704	414,649	8,989,353
			$18,327,690	$11,961,064	$30,288,754

_______________

(1)

The Company is developing Garrison Station, which consists of nine residential buildings comprised of 176 apartment homes. During the six months ended June 30, 2021, five buildings comprised of 95 apartment homes were placed in service totaling $17,703,957, and are included in total real estate held for investment, net in the accompanying consolidated balance sheets.

Completion of Mergers

On March 6, 2020, pursuant to the terms and conditions of the SIR Merger Agreement and STAR III Merger Agreement (together the “Merger Agreements”), SIR Merger Sub and STAR III Merger Sub, the surviving entities, continued as wholly-owned subsidiaries of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of SIR and STAR III ceased. The Combined Company retained the name “Steadfast Apartment REIT, Inc.” At the effective time of the Mergers, each issued and outstanding share of SIR and STAR III’s common stock (or a fraction thereof), each $0.01 par value per share, was converted into 0.5934 and 1.430 shares of the Company’s common stock, respectively.

The following table summarizes the purchase price of SIR and STAR III as of the date of the Mergers:

	SIR	STAR III
Class A common stock issued and outstanding	—	3,458,807
Class R common stock issued and outstanding	—	475,207
Class T common stock issued and outstanding	—	4,625,943
Common stock issued and outstanding	73,770,330	—
Total common stock issued and outstanding	73,770,330	8,559,957
Exchange ratio	0.5934	1.430
STAR common stock issued as consideration(1)	43,775,314	12,240,739
STAR’s estimated value per share at the time of Mergers	$15.84	$15.84
Value of STAR’s common stock issued as consideration	$693,400,974	$193,893,305

____________________

(1)   Represents the number of shares of common stock of SIR and STAR III converted into shares of the Company’s common stock upon consummation of the Mergers.

The following table presents the purchase price allocation of SIR’s and STAR III’s identifiable assets and liabilities assumed as of the date of the Mergers:

	SIR	STAR III
Assets:
Land	$114,377,468	$58,056,275
Buildings and improvements	959,337,747	411,461,858
Acquired intangibles	27,027,759	10,041,373
Other assets	122,688,608	21,438,855
Investment in unconsolidated joint venture	22,128,691	—
Total assets:	$1,245,560,273	$500,998,361
Liabilities:
Mortgage notes payable, net	$(506,023,981)	$(289,407,045)
Other liabilities	(46,135,318)	(17,698,011)
Total liabilities:	$(552,159,299)	$(307,105,056)
Fair value of net assets acquired	$693,400,974	$193,893,305

Capitalized Acquisition Costs Related to the Mergers

The SIR Merger and STAR III Merger were each accounted for as an asset acquisition. In accordance with the asset acquisition method of accounting, costs incurred to acquire the asset were capitalized as part of the acquisition price. Upon the execution of the Merger Agreements on August 5, 2019, the SIR Merger and STAR III Merger were considered probable of occurring, at which point the Company began to capitalize the merger related acquisition costs to building and improvements in the accompanying consolidated balance sheets. Prior to such date, the merger related acquisition costs were expensed to general and administrative expenses in the accompanying consolidated statements of operations.

5. Investment in Unconsolidated Joint Venture

On March 6, 2020, upon consummation of the SIR Merger, the Company acquired a 10% interest in BREIT Steadfast MF JV LP (the “Joint Venture”). On July 16, 2020 (the “JV Disposition Date”), the Company sold its joint venture interest for $19,278,280 to an affiliate of the general partner of the Joint Venture. The Company did not exercise significant influence, nor did it control the Joint Venture and had accounted for its former investment in the Joint Venture under the equity method of accounting. Income, losses, contributions and distributions were generally allocated based on the members’ respective equity interests.

The Company recognized an other-than-temporary impairment (“OTTI”) on its investment in the Joint Venture of $2,442,411 during the three months ended June 30, 2020. The OTTI was a result of the Company receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a disposition price that was less than the carrying value of the Joint Venture. The OTTI was included in equity in loss from unconsolidated joint venture on the Company’s consolidated statements of operations. In determining the fair value of the Joint Venture, the Company considered Level 3 inputs.

As of the JV Disposition Date, the book value of the Company’s investment in the Joint Venture was $18,955,478, which included an accounting outside basis difference of $8,067,010, net and capitalized transaction costs of $594,993, net. The accounting outside basis difference represented the difference between the purchase price the Company paid for its investment in the Joint Venture in connection with the SIR Merger and the book value of the Company’s equity in the Joint Venture as of the JV Disposition Date. The capitalized transaction costs relate to acquiring the interest in the Joint Venture through the consummation of the SIR Merger.

During the three and six months ended June 30, 2020, $425,966 and $432,442, respectively, of amortization of the basis difference was included  in equity in loss from unconsolidated joint venture on the accompanying consolidated statements of operations. The Company recorded the gain on sale of the investment in unconsolidated joint venture of $66,802 in equity in loss from unconsolidated joint venture on the accompanying consolidated statements of operations. The Company received distributions of $0 during each of the three and six months ended June 30, 2021 and $242,700 and $360,700 during the three and six months ended June 30, 2020, related to its investment in the Joint Venture, respectively.

Unaudited financial information for the Joint Venture for the three and six months ended June 30, 2020, is summarized below:

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Revenues	$15,900,071	$20,534,675
Expenses	(17,077,940)	(21,999,716)
Other income	179,573	179,573
Net loss	$(998,296)	$(1,285,468)

Company’s proportional net loss	$(99,830)	$(128,547)
Amortization of outside basis	(425,966)	(432,442)
Impairment of unconsolidated joint venture	(2,442,411)	(2,442,411)
Equity in loss from unconsolidated joint venture	$(2,968,207)	$(3,003,400)

6.          Other Assets

As of June 30, 2021 and December 31, 2020, other assets consisted of:

	June 30, 2021	December 31, 2020
Prepaid expenses	$1,867,500	$6,446,847
SRI Property Management Agreements, net	135,830	543,332
Interest rate cap agreements (Note 14)	21,255	7,852
Other deposits	853,917	649,470
Corporate computers, net	166,622	132,708
Lease right-of-use assets, net (Note 15)(1)	1,609,503	2,145,505
Other assets	$4,654,627	$9,925,714

____________________

(1)   As of June 30, 2021, lease ROU assets, net included finance lease ROU asset, net of $10,725 and operating ROU assets, net of $1,598,778. As of December 31, 2020, lease ROU assets, net included finance lease ROU asset, net of $16,845 and operating ROU assets, net of $2,128,660.

Amortization of the Company’s SRI Property Management Agreements was $206,811 and $413,622 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020.

Amortization of the Company’s initial indirect costs included in the measurement of the operating ROU assets for the three and six months ended June 30, 2021, was $3,367 and $6,734, respectively. Amortization of the Company’s initial indirect costs included in the measurement of the operating ROU assets for the three and six months ended June 30, 2020, was $2,209 and $3,477, respectively. See Note 15 (Leases) for details.

7.          Debt

Mortgage Notes Payable

The following is a summary of mortgage notes payable, net, secured by individual properties as of June 30, 2021 and December 31, 2020.

	June 30, 2021
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.31%	2.22%	$121,210,315
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,270,499,536
Mortgage notes payable, gross	46				3.71%	1,391,709,851
Premiums and discounts, net(2)						2,968,685
Deferred financing costs, net(3)						(6,081,617)
Mortgage notes payable, net						$1,388,596,919

	December 31, 2020
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR +2.31%	2.27%	$113,452,357
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,273,877,535
Mortgage notes payable, gross	46				3.72%	1,387,329,892
Premiums and discount, net(2)						3,809,734
Deferred financing costs, net(3)						(6,756,841)
Mortgage notes payable, net						$1,384,382,785

________________

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

(2)  The following table summarizes debt premiums and discounts as of June 30, 2021 and December 31, 2020, including the unamortized portion included in the principal balance as well as amounts amortized included in interest expense in the accompanying consolidated statements of operations:

Net Debt Premium (Discount) before Amortization as of June 30, 2021	Amortization of Debt (Premium) Discount During the Six Months Ended June 30, 2021	Unamortized Net Debt Premium (Discount) as of June 30, 2021
$15,375,305	$(2,949,400)	$12,425,905
(10,179,526)	722,306	(9,457,220)
$5,195,779	$(2,227,094)	$2,968,685

Net Debt Premium (Discount) before Amortization as of December 31, 2020	Amortization of Debt (Premium) Discount During the Year Ended December 31, 2020	Unamortized Net Debt Premium (Discount) as of December 31, 2020
$15,375,305	$(1,836,575)	$13,538,730
(10,179,526)	450,530	(9,728,996)
$5,195,779	$(1,386,045)	$3,809,734
(3)	Accumulated amortization related to deferred financing costs as of June 30, 2021 and December 31, 2020 was $4,170,407 and $3,495,183, respectively.

Construction loan

On October 16, 2019, the Company entered into an agreement with PNC Bank, National Association (“PNC Bank”) for a construction loan related to the Garrison Station development project in an aggregate principal amount not to exceed $19,800,000 for a 36 month initial term and two 12 month mini-perm extensions. The rate of interest on the construction loan is daily LIBOR plus 2.00%, which then reduces to daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 0.1% which will be waived if permanent financing is secured through PNC Bank or one of its affiliates. As of June 30, 2021 and December 31, 2020, the principal outstanding balance on the construction loan was $14,831,682 and $6,264,549, respectively, and was included within mortgage notes payable, net on the accompanying consolidated balance sheets.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 indirect wholly-owned subsidiaries of the Company entered into a Master Credit Facility Agreement (“MCFA”) with Newmark Group, Inc., formerly Berkeley Point Capital, LLC (“Facility Lender”) for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, the Company and the Facility Lender amended the MCFA to substitute Patina Flats at the Foundry and Fielders Creek, the then-unencumbered multifamily property owned by the Company, as substitute collateral for the three multifamily properties disposed of and released from the MCFA. The Company also increased its outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter.

PNC Master Credit Facility

On June 17, 2020, the Company, through seven indirect wholly-owned subsidiaries (each, a “Borrower” and collectively, the “Borrowers”), entered into a Master Credit Facility Agreement (the “PNC MCFA”), a fixed rate Multifamily Note and a variable rate Multifamily Note (collectively, the “Notes”) and the other loan documents for the benefit of PNC Bank. The PNC MCFA provides for two tranches: (1) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (2) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. The Company paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, the Company entered into a revolving credit loan facility (the “Revolver”) with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances (each, a “Revolver Loan”) solely for the purpose of financing costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension. Advances made under the Revolver are secured by the Landings of Brentwood property, as evidenced by the Loan Agreement, the Credit Facility Notes (the “Notes”), the Deed of Trust and a Guaranty from the Company (the “Guaranty,” together with the Loan Agreement and the Notes, the “Loan Documents”).

The Company has the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread. No amounts were outstanding on the Revolver at June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which are included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of
	June 30, 2021	December 31, 2020
Principal balance on MCFA, gross	$592,137,000	$592,137,000
Principal balance on PNC MCFA, gross	158,340,000	158,340,000
Deferred financing costs, net on MCFA(1)	(3,202,518)	(3,436,850)
Deferred financing costs, net on PNC MCFA(2)	(1,599,176)	(1,689,935)
Deferred financing costs, net on Revolver(3)	(390,079)	(487,329)
Credit facilities, net	$745,285,227	$744,862,886

_______________

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of June 30, 2021 and December 31, 2020, was $1,532,597 and $1,298,265, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of June 30, 2021 and December 31, 2020, was $190,042 and $99,283, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of June 30, 2021 and December 31, 2020, was $198,799 and $101,549, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, the Company assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. The Company recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471
Assumed Principal Mortgage Notes Payable	29				$791,020,471

Maturity and Interest

The following is a summary of the Company’s aggregate maturities as of June 30, 2021:

			Maturities During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2021	2022	2023	2024	2025	Thereafter
Principal payments on outstanding debt (1)	$2,142,186,851	$4,475,904	$49,688,647	$60,661,183	$58,178,998	$197,591,629	$1,771,590,490

________________

(1)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude deferred financing costs, net and debt premiums (discounts), net associated with the notes payable.

The Company’s notes payable contain customary financial and non-financial debt covenants. At June 30, 2021, the Company was in compliance with all debt covenants.

For the three and six months ended June 30, 2021, the Company incurred interest expense of $20,087,353 and $39,895,031, respectively. Interest expense for the three and six months ended June 30, 2021, includes amortization of deferred financing costs totaling $548,784 and $1,097,565, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $9,617 and $(1,203), amortization of net loan premiums and discounts of $(423,160) and $(841,049), capitalized interest of $244,822 and $560,066, credit facility commitment fees of $31,417 and $65,991, and imputed interest on the finance lease portion of the sublease of $86 and $193. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

For the three and six months ended June 30, 2020, the Company incurred interest expense of $19,715,318 and $34,106,272, respectively. Interest expense for the three and six months ended June 30, 2020, includes amortization of deferred financing costs of $482,406 and $809,876, net unrealized loss from the change in fair value of interest rate cap agreements of $24,943 and $27,194, amortization of net loan premiums and discounts of $(413,858) and $(528,440) and costs associated with the refinance of debt of $11,484 and $42,881, net of capitalized interest of $193,049 and $262,619, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

Interest expense of $6,586,461 and $6,806,695 was payable as of June 30, 2021 and December 31, 2020, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

8.         Stockholders’ Equity

 General

Pursuant to the Company’s Articles of Amendment and Restatement (as supplemented, the “Charter”), the total number of shares of capital stock authorized for issuance is 1,100,000,000 shares, consisting of 999,998,000 shares of common stock with a par value of $0.01 per share, 1,000 shares of Class A non-participating, non-voting convertible stock with a par value of $0.01 per share, 1,000 shares of non-participating, non-voting convertible stock with a par value of $0.01 per share and 100,000,000 shares of preferred stock with a par value of $0.01 per share.

Common Stock

The shares of the Company’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the MGCL and to all rights of a stockholder pursuant to the MGCL. The common stock has no preferences or preemptive, conversion or exchange rights.

On September 3, 2013, the Company issued 13,500 shares of common stock to SRI, the Company’s former sponsor, for $202,500. From inception through March 24, 2016, the date of the termination of the Primary Offering, the Company had issued 48,625,651 shares of common stock in its Public Offering for offering proceeds of $640,012,497, including 1,011,561  shares of common stock issued pursuant to the DRP for total proceeds of $14,414,752, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. Following the termination of the Public Offering, the Company continues to offer shares pursuant to the DRP.

As of June 30, 2021, the Company had issued 112,167,095 shares of common stock for offering proceeds of $1,640,901,685, including 8,537,015 shares of common stock issued pursuant to the DRP and 56,016,053 shares of common stock issued in connection with the Mergers (described below), for total DRP proceeds of $128,009,661, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. On March 6, 2020, the Company issued 43,775,314 shares of its common stock to SIR’s stockholders and 12,240,739 shares of its common stock to STAR III’s stockholders in connection with the Mergers.

As further discussed in Note 11 (Incentive Award Plan and Independent Director Compensation), the shares of restricted common stock granted to the Company’s independent directors prior to the Internalization Transaction, vest and become non-forfeitable in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant. On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or re-election to the Company’s board of directors. The shares of restricted common stock granted pursuant to the Company’s independent directors’ compensation plan generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The issuance and vesting activity for the six months ended June 30, 2021 and year ended December 31, 2020, for the restricted stock issued to the Company’s independent directors were as follows:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Nonvested shares at the beginning of the period	33,369	7,497
Granted shares	—	31,288
Vested shares	(1,667)	(5,416)
Nonvested shares at the end of the period	31,702	33,369

Additionally, the weighted average fair value of restricted common stock issued to the Company’s independent directors for the six months ended June 30, 2021 and year ended December 31, 2020 was as follows:

Grant Year	Weighted Average Fair Value
2020	$15.36
2021	N/A

Included in general and administrative expenses is $63,168 and $126,336 for the three and six months ended June 30, 2021, respectively, and $20,928 and $63,383 for the three and six months ended June 30, 2020, respectively, for compensation expense related to the issuance of restricted common stock. As of June 30, 2021, the compensation expense related to the issuance of the restricted common stock not yet recognized was $339,830. The weighted average remaining term of the restricted common stock was approximately 0.9 years as of June 30, 2021. As of June 30, 2021, no shares of restricted common stock issued to the independent directors have been forfeited.

Issuance of Restricted Stock Awards to Key Employees

2020 Restricted Stock Awards

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Company’s Amended and Restated 2013 Incentive Plan (the “Incentive Award Plan”), which grants had been approved by the board of directors and the special committee formed for the purpose of reviewing, considering, investigating, evaluating, proposing and negotiating the Mergers (the “Special Committee”). The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date (collectively, the “2020 Restricted Stock Awards”).

The 2020 Restricted Stock Award provides that vesting is subject to the key employee’s continued employment with the Company through each applicable vesting date, except in the event of death or disability, in which case, any unvested portion of the awards will become fully vested. In addition, the Restricted Stock Award provides the key employee with rights as a stockholder in respect of the awards’ vested and unvested shares, including the right to vote and the right to dividends.

In the event of a termination of a key employee’s employment by the Company without cause or by the key employee for good reason within 12 months following a change in control, any unvested portion of the 2020 Restricted Stock Award will become fully vested at the time of such termination, provided that if the 2020 Restricted Stock Award is unvested at the time of a change in control of the Company and is not assumed or substituted for equivalent awards as part of the change in control transaction, the 2020 Restricted Stock Awards will become fully vested at the time of the change in control transaction. The fair value of grants issued was approximately $2,850,000.

2021 Restricted Stock Awards

Pursuant to employment agreements with key employees, on March 15, 2021, the Company granted key employees an award of time-based restricted stock (the “Time-Based 2021 Award”) with a total grant date fair value of $1,512,000 subject to the terms of the Incentive Award Plan. The Time-Based 2021 Awards vest ratably over three years following the grant date, subject to the key employee’s continuous employment through the applicable vesting dates, with certain exceptions.

Total compensation expense related to the 2020 Restricted Stock Awards and the Time-Based 2021 Award for the three and six months ended June 30, 2021 was $363,507 and $624,046, respectively, and was included in general and administrative costs on the accompanying consolidated statements of operations. As of June 30, 2021, the compensation expense related to the issuance of the restricted common stock to the key employees not yet recognized was $3,421,278. The weighted average remaining term of the restricted common stock issued to the Company’s key employees was approximately 1.7 years as of June 30, 2021. As of June 30, 2021, no shares of restricted common stock issued to the Company’s key employees have been forfeited.

Investment Management Fee Paid to Former Advisor in Shares

Following the completion of the Mergers on March 6, 2020 and until the Internalization Closing, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a monthly investment management fee, payable 50% in cash and 50% in shares of the Company’s common stock at the estimated value per share at the time of issuance. The shares of common stock fully vested and became non-forfeitable upon payment of the monthly investment management fee. The fair value of the vested common stock at the date of issuance, using the then-most recent publicly disclosed estimated value per share, was recorded in stockholders’ equity in the accompanying consolidated balance sheets. No investment management fees were incurred in shares for the three and six months ended June 30, 2021. Investment management fees of $4,316,774 and $5,504,125 were incurred in shares for the three and six months ended June 30, 2020, respectively.

Convertible Stock and Class A Convertible Stock

Prior to the completion of the Mergers on March 6, 2020, the Company’s then-outstanding Convertible Stock would have been converted into shares of the Company’s common stock if and when: (A) the Company had made total distributions on the then-outstanding shares of the Company’s common stock equal to the original issue price of those shares plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (B) the Company listed its common stock for trading on a national securities exchange, or (C) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). In the event of a termination or non-renewal of the Advisory Agreement for cause, all of the shares of the Convertible Stock would have been repurchased by the Company for $1.00. In general, each share of Convertible Stock would convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” plus the aggregate value of distributions paid to date on the then outstanding shares of the Company’s common stock over (2) the aggregate purchase price paid by stockholders for those outstanding shares of common stock plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of those outstanding shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock on an as-converted basis, in each case calculated as of the date of the conversion.

In connection with the Mergers, the Company and the Former Advisor exchanged the then-outstanding Convertible Stock for new Class A Convertible Stock. The Class A Convertible Stock would have been converted into shares of the Company’s common stock if (1) the Company had made total distributions of money or other property to its stockholders or by SIR and STAR III to their respective holders of common shares (with respect to SIR and STAR III, including in each case distributions paid to SIR and STAR III stockholders prior to the closing of the Mergers), which the Company refers to collectively as the “Class A Distributions,” equal to the sum of the original issue price of the Company’s shares of common stock, shares of common stock of SIR and shares of common stock of STAR III (the “Common Equity”), plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock receive listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement), each of the above is referred to as a “Triggering Event.” Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the “Class A Enterprise Value” plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeded (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event.

As discussed in Note 1 (Organization and Business), in connection with the Internalization Transaction, the Company purchased all of the Class A Convertible Stock from the Former Advisor for $1,000.

Preferred Stock

The Charter provides the Company’s board of directors with the authority to issue one or more classes or series of preferred stock, and prior to the issuance of such shares of preferred stock, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares and designate the preferences, rights and privileges of such shares of preferred stock. The Company’s board of directors is authorized to amend the Charter without the approval of the stockholders to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue. As of June 30, 2021 and December 31, 2020, no shares of the Company’s preferred stock were issued and outstanding.

Distribution Reinvestment Plan

The Company’s board of directors has approved the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock in additional shares of the Company’s common stock in lieu of receiving cash distributions. The purchase price per share under the DRP initially was $14.25. On March 9, 2021 and April 17, 2020, the Company’s board of directors approved a price per share for the DRP of $15.55 and $15.23, effective April 1, 2021 and May 1, 2020, respectively, in connection with the determination of an estimated value per share of the Company’s common stock.

The Company’s board of directors may again, in its sole discretion, from time to time, change this price based upon changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

No sales commissions or dealer manager fees are payable on shares sold through the DRP. The Company’s board of directors may amend, suspend or terminate the DRP at its discretion at any time upon 10 days notice to the Company’s stockholders. Following any termination of the DRP, all subsequent distributions to stockholders will be made in cash.

Share Repurchase Plan and Redeemable Common Stock

The Company’s share repurchase plan may provide an opportunity for stockholders to have their shares of common stock repurchased by the Company, subject to certain restrictions and limitations. No shares can be repurchased under the Company’s share repurchase plan until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder.

In connection with the announcement of the then-proposed Mergers, on August 5, 2019, the Company’s board of directors approved the Amended and Restated Share Repurchase Plan (the “Amended & Restated SRP”), which became effective September 5, 2019, and applied with repurchases made on the repurchase dates subsequent to the effective date of the Amended & Restated SRP. Under the Amended & Restated SRP, the Company only repurchased shares of common stock in connection with the death or qualifying disability (as defined in the Amended and Restated SRP) of a stockholder. Repurchases pursuant to the Amended & Restated SRP were limited to $2,000,000 per quarter.

On March 3, 2020, in connection with the closing of the Mergers, the Company’s board of directors amended the Amended & Restated SRP to: (1) allow all stockholders to request repurchases (as opposed to death and disability only), (2) limit the amount of shares repurchased pursuant to the Amended & Restated SRP each quarter to $4,000,000 and (3) set the repurchase price in all instances (including death and disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. The $4,000,000 quarterly limit was first in effect on the repurchase date at April 30, 2020, with respect to repurchases for the three months ended March 31, 2020, but was limited to death and disability only. The Amended & Restated SRP was open to all repurchase requests beginning April 1, 2020.

On January 12, 2021, the board of directors further amended the Amended & Restated SRP. The amendment (1) limits repurchase requests to death and qualifying disability only and (2) sets a $3,000,000 per calendar quarter limit on the amount of repurchases by the Company. The amendment took effect 30 days from January 14, 2021, and was in effect on April 30, 2021, the Repurchase Date (as defined below), with respect to repurchases for the fiscal quarter ending March 31, 2021. Share requests that do not meet the requirements for death and disability were cancelled (including any requests received during the first fiscal quarter of 2021). As of June 30, 2021, the share repurchase price was $14.46 per share, which represented 93% of the most recently published estimated value per share of $15.55.

Prior to the March 3, 2020 amendments (described above), the share repurchase price was further reduced based on how long the stockholder had held the shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of the Share Repurchase Price(2)
2 years	95.0% of the Share Repurchase Price(2)
3 years	97.5% of the Share Repurchase Price(2)
4 years	100% of the Share Repurchase Price(2)
In the event of a stockholder’s death or disability(3)	Average Issue Price for Shares(4)

________________

(1)

As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock. Repurchase price includes the full amount paid for each share, including all sales commissions and dealer manager fees.

(2)  The “Share Repurchase Price” equaled 93% of the most recently publicly disclosed estimated value per share determined by the Company’s board of directors.

(3)	The required one year holding period did not apply to repurchases requested within two years after the death or disability of a stockholder.
(4)	The purchase price per share for shares repurchased upon the death or disability of a stockholder was equal to the average issue price per share for all of the stockholder’s shares.

The purchase price per share for shares repurchased pursuant to the Amended & Restated SRP is further reduced by the aggregate amount of net proceeds per share, if any, distributed to the Company’s stockholders prior to the Repurchase Date (defined below) as a result of the sale of one or more of the Company’s assets that constitutes a return of capital as a result of such sales.

Repurchases of shares of the Company’s common stock are made quarterly upon written request to the Company at least 15 days prior to the end of the applicable quarter. Repurchase requests are honored approximately 30 days following the end of the applicable quarter (“Repurchase Date”). Stockholders may withdraw their repurchase request at any time up to three business days prior to the Repurchase Date.

The Company is not obligated to repurchase shares of its common stock under the Amended & Restated SRP. In no event shall repurchases under the Amended & Restated SRP exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the $3,000,000 limit for any quarter put in place by the Company’s board of directors. There is no fee in connection with a repurchase of shares of the Company’s common stock pursuant to the Amended & Restated SRP. As of June 30, 2021 and December 31, 2020, the Company had recorded $2,705,142 and $4,000,000, respectively, which represents 187,078 and 282,477 (pursuant to the Amended & Restated SRP) shares of common stock, respectively, in accounts payable and accrued liabilities on the accompanying consolidated balance sheets related to these unfulfilled repurchase requests.

During the three and six months ended June 30, 2021, the Company repurchased a total of 159,168 and 441,645 shares with a total repurchase value of $2,301,563 and $6,301,563, and received requests for repurchases of 187,078 and 345,303 shares with a total repurchase value of $2,705,142 and $4,993,073, respectively.

During the three and six months ended June 30, 2020, the Company repurchased a total of 149,049 and 202,201 shares with a total repurchase value of $2,110,538 and $2,907,827, and received requests for the repurchase of 2,664,719 and 2,813,768 shares with a total repurchase value of $37,732,417 and $39,842,954, respectively.

The Company cannot guarantee that the funds set aside for the Amended & Restated SRP will be sufficient to accommodate all repurchase requests made in any quarter. In the event that the Company does not have sufficient funds available to repurchase all of the shares of the Company’s common stock for which repurchase requests have been submitted for death and disability, repurchase requests will be paid on a pro rata basis up to the $3,000,000 quarterly cap.

The Company’s board of directors may, in its sole discretion, amend, suspend or terminate the Amended & Restated SRP at any time upon 30 days’ notice to its stockholders if it determines that the funds available to fund the Amended & Restated SRP are needed for other business or operational purposes or that amendment, suspension or termination of the Amended & Restated SRP is in the best interest of the Company’s stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination or suspension of the Amended & Restated SRP. The Amended & Restated SRP will terminate in the event that a secondary market develops for the Company’s shares of common stock.

Distributions

The Company’s long-term goal is to pay distributions solely from cash flow from operations. However, because the Company may receive income from interest or rents at various times during the Company’s fiscal year and because the Company may need cash flow from operations during a particular period to fund capital expenditures and other expenses, the Company expects that at times during the Company’s operational stage, the Company will declare distributions in anticipation of cash flow that the Company expects to receive during a later period, and the Company expects to pay these distributions in advance of its actual receipt of these funds. The Company’s board of directors has the authority under its organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings, offering proceeds or advances. The Company has not established a limit on the amount of proceeds it may use to fund distributions from sources other than cash flow from operations. If the Company pays distributions from sources other than cash flow from operations, the Company will have fewer funds available and stockholders’ overall return on their investment in the Company may be reduced.

To maintain the Company’s qualification as a REIT, the Company must make aggregate annual distributions to its stockholders of at least 90% of its REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If the Company meets the REIT qualification requirements, the Company generally will not be subject to federal income tax on the income that the Company distributes to its stockholders each year.

Distributions Declared and Paid

The Company’s board of directors approved a cash distribution that accrued at a rate of $0.002466 per day for each share of the Company’s common stock during the month ended January 31, 2021, which, if paid over a 365-day period is equivalent to $0.90 per share. On January 12, 2021, the Company’s board of directors approved a cash distribution that accrues at a rate of $0.001438 per day for each share of the Company’s common stock for the period commencing on February 1, 2021 and ending on February 28, 2021, which was extended for the months of March, April, May, June and July, 2021, and which, if paid over a 365-day period is equivalent to $0.525 per share. The distributions declared accrue daily to stockholders of record as of the close of business on each day and are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month. There is no guarantee that the Company will continue to pay distributions at this rate or at all.

The following tables reflect distributions declared and paid to common stockholders and Class A-2 and Class B OP Unit holders (the “Noncontrolling Interest OP Unit Holders”) for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total
DRP distributions declared (in shares)	198,278	—	198,278	448,840	—	448,840
DRP distributions declared (value)	$3,083,215	$—	$3,083,215	$6,899,269	$—	$6,899,269
Cash distributions declared	11,342,530	929,900	12,272,430	25,289,682	2,075,906	27,365,588
Total distributions declared	$14,425,745	$929,900	$15,355,645	$32,188,951	$2,075,906	$34,264,857

DRP distributions paid (in shares)	199,903	—	199,903	501,978	—	501,978
DRP distributions paid (value)	$3,108,489	$—	$3,108,489	$7,709,092	$—	$7,709,092
Cash distributions paid	11,472,032	940,119	12,412,151	28,113,767	2,310,906	30,424,673
Total distributions paid	$14,580,521	$940,119	$15,520,640	$35,822,859	$2,310,906	$38,133,765

	Three Months Ended June 30, 2020			Six Months Ended June 30, 2020
	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total
DRP distributions declared (in shares)	352,192	—	352,192	676,428	—	676,428
DRP distributions declared (value)	$5,363,890	$—	$5,363,890	$10,499,787	$—	$10,499,787
Cash distributions declared	19,061,204	163,314	19,224,518	29,316,841	163,314	29,480,155
Total distributions declared	$24,425,094	$163,314	$24,588,408	$39,816,628	$163,314	$39,979,942

DRP distributions paid (in shares)	349,989	—	349,989	670,958	—	670,958
DRP distributions paid (value)	$5,399,458	$—	$5,399,458	$10,483,613	$—	$10,483,613
Cash distributions paid	19,150,001	163,314	19,313,315	25,866,713	163,314	26,030,027
Total distributions paid	$24,549,459	$163,314	$24,712,773	$36,350,326	$163,314	$36,513,640

As of June 30, 2021 and December 31, 2020, $5,063,063 and $8,931,971 of distributions declared were payable, which included $1,011,758 and $1,821,581, or 65,065 shares and 119,605 shares of common stock, attributable to the DRP, respectively.

As reflected in the table above, for the three and six months ended June 30, 2021 and 2020, the Company paid total distributions of $15,520,640, $38,133,765,  $24,712,773 and $36,513,640, respectively.

9.         Noncontrolling Interest

Noncontrolling interests represent operating partnership interests in the Operating Partnership of which the Company is the general partner.

Class A-2 Operating Partnership Units

Class A-2 OP Units were issued as part of the consideration to purchase VV&M Apartments. STAR III OP, the Company’s then-indirect subsidiary, agreed to acquire the 310 unit multifamily property located in Dallas, Texas known as VV&M Apartments for an aggregate purchase price of $59,250,000, pursuant to the terms of a Contribution Agreement, dated as of March 20, 2020 (the “Contribution Agreement”), by and among STAR III OP, as Purchaser, and VV&M. On April 21, 2020 (the “VV&M Closing Date”), VV&M contributed the VV&M Apartments to STAR III OP, and STAR III OP issued 948,785 Class A-2 OP Units at an estimated value per unit of $15.23, the fair value determined at the date of transaction, or $14,450,000 in the aggregate, to VV&M, all in accordance with the Contribution Agreement.

On the VV&M Closing Date, STAR III OP and VV&M entered into the Second A&R Partnership Agreement. The Second A&R Partnership Agreement allows for VV&M to request STAR III OP to: (1) repurchase the outstanding Class A-2 OP Units after five years from the VV&M Closing Date (the “Put”), or (2) convert the Class A-2 OP Units into shares of common stock of the Company. STAR III OP has the right to repurchase the Class A-2 OP Units after five years from the VV&M Closing Date and can exercise its option to settle the Put in shares of common stock of the Company. The Class A-2 OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the income or loss on a pro rata basis of the then-three operating partnerships combined. The Company has evaluated the terms of the Second A&R Partnership Agreement and in accordance with ASC 480, determined that the Class A-2 OP Units are properly recognized as permanent equity on the consolidated balance sheets.

On August 28, 2020, STAR III OP merged with and into the Operating Partnership and VV&M owns the Class A-2 operating partnership units in the Operating Partnership pursuant to the Operating Partnership Agreement on substantially the same terms described above.

Class B Operating Partnership Units

Class B OP Units were issued as consideration in the Internalization Transaction as discussed in Note 1 (Organization and Business). The Class B OP Units were valued at $15.23 per unit at the time of the transaction. On August 31, 2020, the date of the Internalization Closing, the Company, VV&M, STAR OP and SRI entered into the Operating Partnership Agreement. The Operating Partnership Agreement includes a provision that allows for SRI to request the repurchase of all outstanding Class B OP Units, one year from the date of the Internalization Closing; however, under the terms of the Contribution & Purchase Agreement, SRI is precluded from redeeming or transferring the Class B OP Units for two years from the date of the Internalization Closing. The Operating Partnership Agreement also includes a provision for the Company to settle the repurchase request in shares of the Company’s common stock rather than in cash, in its sole discretion as the general partner of the Operating Partnership. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis. The Company has evaluated the terms of the Operating Partnership Agreement and in accordance with ASC 480, determined that the Class B OP Units are properly recognized as permanent equity on the consolidated balance sheets.

As of June 30, 2021, noncontrolling interests were approximately 6.05% of total shares and 6.06% of weighted average shares outstanding (both measures assuming Class A-2 OP Units and Class B OP Units were converted to common stock). The changes in the carrying amount of noncontrolling interests consisted of the following for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Beginning balance Class A-2 OP Units	$12,962,395	$—	$13,219,354	$—
Issuance of Class A-2 OP Units	—	14,450,000	—	14,450,000
(Loss) income allocated to Class A-2 OP Units	(88,555)	163,314	(192,466)	163,314
Distributions to Class A-2 OP Units	(124,187)	(163,314)	(277,235)	(163,314)
Beginning balance Class B OP Units	89,435,984	—	91,103,305	—
Loss allocated to Class B OP Units	(574,698)	—	(1,249,061)	—
Distributions to Class B OP Units	(805,713)	—	(1,798,671)	—
Noncontrolling interests ending balance	$100,805,226	$14,450,000	$100,805,226	$14,450,000

10.          Related Party Arrangements

Prior to the Internalization Closing, on August 31, 2020, the Former Advisor was the Company’s advisor and, as such, supervised and managed the Company’s day-to-day operations and selected the Company’s real property investments and real estate-related assets, subject to oversight by the Company’s board of directors. The Former Advisor also provided marketing, sales and client services on the Company’s behalf. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns a 48.6% interest in Steadfast Holdings, the largest owner of SRI. Ms. del Rio, the Company’s former Secretary and an affiliated director, owns a 6.3% interest in Steadfast Holdings. From 2014 to 2020, Ms. Neyland, the Company’s President, Chief Financial Officer and Treasurer, earned an annual 5% profits interest from Steadfast Holdings. Ms. Neyland’s profits interest was terminated in November 2020.

During the eight months ended August 31, 2020, all of our other officers and directors, other than our independent directors, were officers of our Former Advisor and officers, limited partners and/or members of our former sponsor and other affiliates of our Former Advisor.

Prior to the Internalization Closing, the Company and STAR Operating Partnership operated pursuant to the Advisory Agreement with the Former Advisor. Pursuant to the Advisory Agreement, the Company was obligated to pay the Former Advisor specified fees upon the provision of certain services, the investment of funds in real estate and real estate-related investments and the management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). Subject to the limitations described below, the Company was also obligated to reimburse the Former Advisor and its affiliates for organization and offering costs incurred by the Former Advisor and its affiliates on behalf of the Company, as well as acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company.

Summarized below are the related party transactions incurred by the Company for the three and six months ended June 30, 2021 and 2020, respectively, and any related amounts payable and (receivable) as of June 30, 2021 and December 31, 2020:

	Incurred (Received) For the		Incurred (Received) For the		Payable (Receivable) as of
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020	Jun 30, 2021	Dec 31, 2020
Consolidated Statements of Operations:
Expensed
Investment management fees (1)	$—	$8,535,093	$—	$13,889,530	$—	$—
Due diligence costs (2)	4,166	—	37,166	1,111	—	102,301
Loan coordination fees (1)	—	1,116,700	—	1,605,652	—	—
Disposition fees (3)	—	—	—	338,750	—	—
Disposition transaction costs (3)	—	—	—	5,144	—	—
Property management:
Fees (1)	4,263	2,369,487	8,550	3,865,857	1,514	5,585
Reimbursement of onsite personnel (4)	—	7,780,381	—	12,475,428	—	—
Reimbursement of other (1)	—	1,688,053	—	2,775,590	—	—
Reimbursement of property operations (4)	9,096	109,188	9,168	188,199	—	—
Reimbursement of property G&A (2)	—	51,811	—	84,216	—	—
Other operating expenses (2)	417,373	954,292	862,686	1,664,464	68,536	158,723
Reimbursement of personnel benefits and other costs (5)	80,270	—	112,362	—	4,040	20,457
Insurance proceeds (6)	—	(150,000)	—	(150,000)	—	—
Property insurance (2)	—	1,515,016	—	2,439,952	—	—
Earned
Rental revenue (7)	—	(23,282)	—	(41,029)	—	—
Transition services agreement income (6)	(6,353)	—	(14,531)	—	(13,072)	(103,552)
SRI Property management agreement income (6)	(324,550)	—	(562,759)	—	(118,093)	(77,760)
Other reimbursement income under the SRI property management agreements (6)	(120,979)	—	(211,532)	—	—	(21,980)
Reimbursement of onsite personnel income under the SRI property management agreements (6)	(1,099,931)	—	(2,175,540)	—	(74,888)	(173,927)
SRI construction management fee income (6)	(19,533)	—	(64,905)	—	(2,358)	—
Consolidated Balance Sheets:
Sublease security deposit (8)	—	—	—	—	(85,000)	(85,000)
Deferred financing costs (9)	—	49,050	—	49,050	—	—
Capitalized to Real Estate
Capitalized development services fee (10)	—	151,071	—	302,142	—	50,357
Capitalized investment management fees (10)	—	98,454	—	179,668	—	—
Capitalized development costs (10)	—	2,435	1,600	3,030	—	—
Acquisition expenses (11)	—	133,695	—	389,919	—	—
Acquisition fees (11)	—	341,371	—	17,717,639	—	—
Loan coordination fees (11)	—	224,000	—	8,812,071	—	—
Construction management:
Fees (12)	—	259,509	—	382,272	—	—
Reimbursement of labor costs (12)	—	95,692	—	166,239	—	—
Additional paid-in capital
Distributions to Class B OP Unit holders(13)	805,713	—	1,798,671	—	265,620	469,236
	$(250,465)	$25,302,016	$(199,064)	$67,144,894	$46,299	$344,440

__________________

1)

Included in fees to affiliates in the accompanying consolidated statements of operations. Property management fees of $4,263 relate to compliance fees incurred under a compliance agreement with the Former Property Manager, as defined below, to follow certain tax compliance procedures with respect to the leasing of apartment homes to qualified residents.

2)

Included in general and administrative expenses in the accompanying consolidated statements of operations. Due diligence costs of $4,166 represent acquisition expenses related to the Company’s real estate projects that did not come to fruition and which were incurred by an affiliate of SIP on behalf of the Company. Other operating expenses of $417,373 relate to sublease rental expenses of $273,846 and $143,527 of expenses related to information systems costs incurred by SIP on behalf of the Company.

3)	Included in gain on sale of real estate, net in the accompanying consolidated statements of operations.
4)	Included in operating, maintenance and management in the accompanying consolidated statements of operations.
5)

Represents reimbursements of miscellaneous employee related costs to SIP for the period when benefits were administered by SIP. The employer benefit cost portion is included in general and administrative expenses in the accompanying consolidated statements of operations.

6)	Included in other income in the accompanying consolidated statements of operations.
7)	Included in rental income in the accompanying consolidated statements of operations.
8)	Included in other assets in the accompanying consolidated balance sheets.
9)	Included in notes payable, net in the accompanying consolidated balance sheets.
10)	Included in real estate held for development in the accompanying consolidated balance sheets.
11)	Included in total real estate, net in the accompanying consolidated balance sheets.
12)	Included in building and improvements in the accompanying consolidated balance sheets.
13)	Included in cumulative distributions and net losses in the accompanying consolidated balance sheets.

Investment Management Fee

Prior to the completion of the Mergers on March 6, 2020, the Company paid the Former Advisor a monthly investment management fee equal to one-twelfth of 1.0% of (1) the cost of real properties and real estate-related assets acquired directly by the Company or (2) the Company’s allocable cost of each investment in real property or real estate related asset acquired through a joint venture. The investment management fee is calculated including the amount actually paid or budgeted to fund acquisition fees, acquisition expenses, cost of development, construction or improvement and any debt attributable to such investments, or the Company’s proportionate share thereof in the case of investments made through joint ventures. Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor a monthly investment management fee, which was calculated on the same basis as described above, and payable 50% in cash and 50% in shares of the Company’s common stock. Investment management fees paid in shares, included in fees to affiliates in the accompanying consolidated statements of operations were $0 for each of the three and six months ended June 30, 2021, and $4,039,148 for each of the three and six months ended June 30, 2020, respectively.

Following the Internalization Closing, investment management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Acquisition Fees and Expenses

Prior to the completion of the Mergers, the Company paid the Former Advisor an acquisition fee equal to 1.0% of the cost of investment, which includes the amount actually paid or budgeted to fund the acquisition, origination, development, construction or improvement (i.e. value-enhancement) of any real property or real estate-related asset acquired. In addition to acquisition fees, the Company reimbursed the Former Advisor for amounts directly incurred by the Former Advisor and amounts the Former Advisor paid to third parties in connection with the selection, evaluation, acquisition and development of a property or acquisition of real estate-related assets, whether or not the Company ultimately acquired the property or the real estate-related assets. Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor an acquisition fee of 0.5%, which was calculated on the same basis as above. In connection with the Mergers, the Company paid the Former Advisor an acquisition fee of $16,281,487, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

The Charter limits the Company’s ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the purchase would exceed 4.5% of the contract purchase price. Under the Charter, a majority of the Company’s board of directors, including a majority of the independent directors, is required to approve any acquisition fees (or portion thereof) that would cause the total of all acquisition fees and expenses relating to an acquisition to exceed 4.5% of the contract purchase price.

Following the Internalization Closing, acquisition fees and expenses paid by the Company are intercompany transactions and are eliminated in consolidation.

Loan Coordination Fee

Prior to the completion of the Mergers, the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 1.0% of the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of a property or a real estate-related asset. In addition, in connection with any debt financing or refinancing (in each case, other than identified at the time of the acquisition of a property or a real estate-related asset), the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 0.75% of the amount of debt financed or refinanced. In some instances, the Company and the Former Advisor agreed to a loan coordination fee of $100,000  per loan refinanced.

Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor or one of its affiliates, in cash, the loan coordination fee equal to 0.5% of (1) the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of any type of real estate asset or real estate-related asset acquired directly or (2) the Company’s allocable portion of the purchase price and therefore the related debt in connection with the acquisition or origination of any type of real estate asset or real estate-related asset acquired through a joint venture. In connection with the Mergers, the Company paid the Former Advisor a loan coordination fee of $7,910,205, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

As compensation for services rendered in connection with any financing or the refinancing of any debt (in each case, other than at the time of the acquisition of a property), the Company also paid the Former Advisor or one of its affiliates, in the form of shares equal to such amount, a loan coordination fee equal to 0.5% of the amount refinanced or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. No loan coordination fee was paid in shares to the Company’s Former Advisor during the three and six months ended June 30, 2021. Loan coordination fees of $1,116,694 were paid in shares to the Company’s Former Advisor for each of the three and six months ended June 30, 2020.

Following the Internalization Closing, loan coordination fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Property Management Fees and Expenses

Prior to the Internalization Closing, the Company was party to property management agreements (each, as amended from time to time, a “Property Management Agreement”) with Steadfast Management Company, Inc., an affiliate of SRI (the “Former Property Manager”), in connection with the management of each of the Company’s properties. Pursuant to each Property Management Agreement, the Company paid the Former Property Manager a monthly management fee equal to a range from 2.5% to 3.5% of each property’s gross revenues (as defined in the respective Property Management Agreements) for each month, as determined by the Former Advisor and approved by a majority of the Company’s board of directors, including a majority of the independent directors. Each Property Management Agreement had an initial one-year term and continued thereafter on a month-to-month basis unless either party gave 60 days’ prior notice of its desire to terminate the Property Management Agreement, provided that the Company could terminate the Property Management Agreement at any time upon a determination of gross negligence, willful misconduct or bad acts of the Former Property Manager or its employees or upon an uncured breach of the Property Management Agreement upon 30 days’ prior written notice to the Former Property Manager.

In addition to the property management fee, the Property Management Agreements also specified certain other reimbursements payable to the Former Property Manager for benefit administration, information technology infrastructure, licenses, support and training services and capital expenditures supervision. The Company also reimbursed the Former Property Manager for the salaries and related benefits of on-site property management employees.

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager. Following the Internalization Closing, property management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Construction Management Fees and Expenses

Prior to the Internalization Closing, the Company was party to construction management agreements (each, a “Construction Management Agreement”) with Pacific Coast Land & Construction, Inc., an affiliate of SRI (the “Former Construction Manager”), in connection with capital improvements and renovation or value-enhancement projects for certain properties the Company acquired. The construction management fee payable with respect to each property under the Construction Management Agreements ranged from 6.0% to 12.0% of the costs of the improvements for which the Construction Manager had planning and oversight authority. Generally, each Construction Management Agreement could have been terminated by either party with 30 days’ prior written notice to the other party. Construction management fees were capitalized to the respective real estate properties in the period in which they were incurred as such costs relate to capital improvements and renovations for apartment homes taken out of service while they undergo the planned renovation.

The Company also reimbursed the Former Construction Manager for the salaries and related benefits of certain of its employees for time spent working on capital improvements and renovations.

In connection with the Internalization Transaction, the Company terminated its existing Construction Management Agreements with the Former Construction Manager.

Development Services

The Company is a party to a development services agreement (the “Development Services Agreement”) with Steadfast Multifamily Development, Inc., an affiliate of SRI (the “Developer”), in connection with certain development projects, pursuant to which the Developer  receives a development fee and reimbursement for certain expenses for overseeing the development project. The Company entered into a Development Services Agreement with the Developer in connection with the Garrison Station, the Arista at Broomfield and the Flatirons development projects that provide for a development fee equal to 4% of the hard and soft costs of the development project (as defined in the applicable Development Services Agreement) as specified in the Development Services Agreement. 75% of the development fee is paid in 14 monthly installments and the remaining 25% is paid upon delivery of a certificate of occupancy by the Developer to the Company.

Property Insurance

Prior to the Internalization Closing, the Company deposited amounts with an affiliate of SRI, the Company’s former sponsor, to fund a prepaid insurance deductible account to cover the cost of required insurance deductibles across all properties of the Company and other affiliated entities of the Company’s former sponsor. Upon filing a major claim, proceeds from the insurance deductible account could be used by the Company or another affiliate of SRI. In addition, the Company deposited amounts with an affiliate of the Company’s former sponsor to cover the cost of property and property related insurance across certain properties of the Company. As a result of the Internalization Transaction, the Company is no longer party to the insurance deductible arrangement with any affiliates of the Former Sponsor.

Other Operating Expense Reimbursement

In addition to the various fees paid to the Former Advisor, the Company was obligated to pay directly or reimburse all expenses incurred by the Former Advisor in providing services to the Company, including the Company’s allocable share of the Former Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. The Company was not to  reimburse the Former Advisor for employee costs in connection with services for which the Former Advisor or its affiliates received acquisition fees or disposition fees or for the salaries the Former Advisor paid to the Company’s executive officers.

The Charter limits the Company’s total operating expenses during any four fiscal quarters to the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income for the same period (the “2%/25% Limitation”). The Company was to reimburse the Former Advisor, at the end of each fiscal quarter, for operating expenses incurred by the Former Advisor; provided, however, that the Company did not reimburse the Former Advisor at the end of any fiscal quarter for operating expenses that exceed the 2%/25% Limitation unless the independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. The Former Advisor was obligated to reimburse the Company for the amount by which the Company’s operating expenses for the preceding four fiscal quarters then ended exceeded the  2%/25% Limitation, unless approved by the independent directors. For purposes of determining the  2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, bad debts reserves or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company that are in any way related to the Company’s operation, including the Company’s allocable share of the Former Advisor’s overhead, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; (f) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that the Company does not close) and investment management fees; (g) real estate commissions on the resale of investments; and (h) other expenses connected with the acquisition, disposition, management and ownership of investments (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real property).

As of June 30, 2021, the Company’s total operating expenses, as defined above, did not exceed the  2%/25% Limitation.

Disposition Fee

Prior to the completion of the Mergers, if the Former Advisor or its affiliates provided a substantial amount of services in connection with the sale of a property or real estate-related asset as determined by a majority of the Company’s independent directors, the Company paid the Former Advisor or its affiliates a fee equivalent to one-half of the brokerage commissions paid, but in no event to exceed 1.0% of the sales price of each property or real estate-related asset sold. Following the completion of the Mergers and until the Internalization Closing, the disposition fee payable to the Former Advisor was one-half of the brokerage commissions paid, but in no event to exceed 0.5% of the sales price of each property or real estate-related asset sold.

To the extent the disposition fee was paid upon the sale of any assets other than real property, it was included as an operating expense for purposes of the 2%/25% Limitation.

Following the Internalization Closing, disposition fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Class A Convertible Stock

In connection with the Mergers, the Company and the Former Advisor exchanged the then outstanding Convertible Stock for the new Class A Convertible Stock. The Class A Convertible Stock would convert into shares of the Company’s common stock if (1) the Company had made total Class A Distributions equal to the original issue price of the Common Equity, plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock received listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the Class A Enterprise Value plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeds (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event. In connection with the Internalization Transaction, the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for details.

Ancillary Internalization Transaction Agreements

Transition Services Agreement

As a condition to Internalization Closing, on August 31, 2020, the Company and SIP entered into a Transition Services Agreement (the “Transition Services Agreement”), pursuant to which, commencing on August 31, 2020 until March 31, 2021, which was extended through September 30, 2021, unless earlier terminated pursuant to the Transition Services Agreement or extended by mutual consent, SIP will continue to provide certain operational and administrative support at cost plus 15% to the Company, which may include support relating to, without limitation, shared legal, and tax support as set forth in the Transition Services Agreement. Similarly, the Company agreed to provide certain services to SIP and its affiliates at cost plus 15%, which may include acquisition, disposition and financing support, legal support, shared information technology and human resources.

SRI Property Management Agreements

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager, an affiliate of SRI. On August 31, 2020, SRS, entered into the SRI Property Management Agreements with an affiliate of SRI to provide property management services in connection with certain properties owned by SIP or its affiliates (each a “Property Owner” and collectively, the “Property Owners”). Pursuant to each SRI Property Management Agreement, SRS received a monthly management fee equal to 2.0% of each property’s gross collections for such month (“Gross Collections”). On April 23, 2021, SRS entered into amendments to the SRI Property Management Agreements with affiliates of SRI to (1) provide that SRS is responsible for providing accounting services for the properties owned by the Property Owners and (2) increase the property management fee from 2.0% to 3.0% of Gross Collections. Each SRI Property Management Agreement has an initial one-year term and will continue thereafter on a month-to-month basis unless the Property Owner terminates the SRI Property Management Agreement with 60 days’ prior written notice or upon the determination of gross negligence, willful misconduct or bad acts of SRS or its employees with 30 days’ prior written notice to SRS. After the first one-year term, either party may terminate the SRI Property Management Agreement in the event of a material breach that remains uncured for a period of 30 days after written notification of such breach. As of June 30, 2021, the Company recognized the SRI Property Management Agreements asset, net of $135,830 within other assets on the accompanying consolidate balance sheets.

In addition to the property management fee earned by SRS, the SRI Property Management Agreements also specify certain other reimbursements payable to SRS for benefit administration, information technology infrastructure, licenses, support and training services. SRS is also reimbursed for the salaries and related benefits of on-site property management employees at certain properties owned by SIP or its affiliates.

SRI Construction Management Agreements

On September 1, 2020, SRS, entered into the SRI construction management agreements with an affiliate of SRI (the “SRI Construction Management Agreements”) to provide construction management services in connection with certain properties owned by SIP or its affiliates. Pursuant to each SRI Construction Management Agreement, SRS will receive a construction management fee equal to 7.5% of the total project costs. In addition, SRS will be reimbursed for all agreed upon costs associated with staffing. Each SRI Construction Management Agreement may be terminated by either party with the delivery of a 30-day written notice to the other party.

Registration Rights Agreement

As a condition to the Internalization Closing, on August 31, 2020, the Company, the Operating Partnership and SRI entered into a registration rights agreement (the “Registration Rights Agreement”). Upon the terms and conditions in the Operating Partnership Agreement, the Class B OP Units are redeemable for shares of the Company’s common stock. Pursuant to the Contribution & Purchase Agreement, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022 (the “Lock-Up Expiration”). Beginning on the fifth anniversary of the Internalization Closing, SRI (or any successor holder) may request the Company to register for resale under the Securities Act of 1933, as amended, shares of the Company’s common stock issued or issuable to such holder. The Company agreed to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. The Company has agreed to cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants SRI (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Non-Competition Agreement

As a condition to the Internalization Closing, on August 31, 2020, the Company entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Rodney F. Emery, the largest indirect owner of SRI and the Company’s Chairman of the board of directors and Chief Executive Officer, providing that from the date of the Internalization Closing until the date that is 30 months from August 31, 2020 (the “Restricted Period”), in general, Mr. Emery shall not, directly or indirectly, (i) solicit certain employees or service providers of the Company, subject to certain exceptions, or (ii) solicit certain customers, vendors, suppliers, agents, partners or other similar parties with the purpose of causing such parties or their affiliates to cease doing business with the Company or otherwise interfere with the Company’s business relationships with third parties.

During the Restricted Period, Mr. Emery, subject to limited exceptions provided in the Non-Competition Agreement, in general (i) shall not, and shall cause his respective affiliates not to, engage in the business of managing, operating, directing and supervising the operations and administration of multifamily assets of the class and type owned by the Company as of August 31, 2020 (the “Assets”) (such business activities described in this subsection (i) being the “Restricted Business”), (ii) shall, consistent with past practice, present each opportunity and investment fully and accurately to the Company’s board of directors prior to his or his affiliates acquisition of any Assets and only make such investment on behalf of himself or his affiliates if the Company’s board of directors declines the opportunity; and (iii) shall not engage with or otherwise acquire an interest in, directly or indirectly, any business or enterprise that primarily engage in the Restricted Business in an area within a two-mile radius of each Asset owned or managed by the Company as of the Internalization Closing.

Further, each of SRS, the Company and the Operating Partnership agreed that, in general, during the Restricted Period, each will not solicit any employee of SRI or its affiliates or attempt to assist any such employee to enter into any other consulting or business relationship with SRS, the Company and the Operating Partnership, subject to certain limitations.

Sub-Lease

In connection with the Internalization Transaction, SRS, an indirect subsidiary of the Company, entered into a sub-lease agreement (the “Sub-Lease”) with the Former Property Manager on September 1, 2020, for its headquarters in Irvine, California. The Sub-Lease also includes certain furniture and fixtures, that will become the property of SRS at the end of the lease term. As of June 30, 2021, the Sub-Lease has a remaining lease term of 11 months with no option to renew. The monthly sub-lease expense is recognized on a straight line basis over the remaining term of the the Sub-Lease. As of June 30, 2021 and December 31, 2020, as it pertains to the Sub-Lease of the office space, the Company recorded an operating lease ROU asset, net of $872,985 and $1,339,591 and an operating lease liability, net of $887,925 and $1,346,835, respectively. As of June 30,

2021 and December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, the Company recognized a finance lease ROU asset, net of $10,725 and $16,845 and a finance lease liability, net of $11,093 and $17,020, respectively. For the three and six months ended June 30, 2021, the Sub-Lease expense related to the office space was $241,549 and $483,098, respectively, and for the furniture and fixtures $3,146 and $6,313, respectively. See Note 15 (Leases) for further details about the Company’s leases.

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing the Company’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and the Company’s affiliates. As a general rule, any related party transaction must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between the Company and the related party is fair and reasonable to the Company and has terms and conditions no less favorable to the Company than those available from unaffiliated third parties.

11.          Incentive Award Plan and Independent Director Compensation

The Company’s Incentive Award Plan provides for the grant of equity awards to its employees, directors and consultants and those of the Company’s affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards or cash-based awards.

Under the independent directors’ compensation plan and subject to such plan’s conditions and restrictions, each of the Company’s independent directors received 3,333 shares of restricted common stock once the Company raised $2,000,000 in gross offering proceeds in the Public Offering. Each subsequent independent director that joins the Company’s board of directors receives 3,333 shares of restricted common stock upon election to the Company’s board of directors. In addition, on the date following an independent director’s re-election to the Company’s board of directors, he or she receives 1,666 shares of restricted common stock.

On March 6, 2020, the Company granted 3,333 shares of restricted common stock pursuant to the independent directors’ compensation plan to each of its two newly elected independent directors. One-fourth of the shares of restricted common stock generally vest and become non-forfeitable upon issuance and the remaining portion will vest in three equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the restricted stock will become fully vested and become non-forfeitable on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability or (2) a change in control of the Company. These restricted stock awards entitle the holders to participate in distributions even if the shares are not fully vested.

On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, which is described in more detail below. On December 3, 2020, the Company granted 4,924 shares of restricted common stock to each of its five independent directors pursuant to the Incentive Award Plan at a fair value of $15.23 per share in connection with their re-election to the board of directors at the Company’s annual meeting of stockholders. These shares generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The Company recorded a stock-based compensation expense of $63,168 and $126,336 for the three and six months ended June 30, 2021, respectively, and $20,928 and $63,383 for the three and six months ended June 30, 2020, respectively, related to the independent directors’ restricted common stock.

In addition to the stock awards, prior to September 15, 2020, the Company paid each of its independent directors an annual retainer of $55,000, prorated for any partial term (the audit committee chairperson received an additional $10,000 annual retainer, prorated for any partial term). The independent directors were also paid for attending meetings as follows: (i) $2,500 for each board meeting attended in person, (ii) $1,500 for each committee meeting attended in person in such director’s capacity as a committee member, (iii) $1,000 for each board meeting attended via teleconference (not to exceed $4,000 for any one set of meetings attended on any given day). In connection with meetings of the special committee, the independent directors received $1,000 for each teleconference meeting and $1,500 for each in-person meeting. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the board of directors.

Beginning September 15, 2020, the effective date of the amendment to the independent directors’ compensation plan, the Company pays each of its independent directors an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock, prorated for any partial term (the audit committee chairperson receives an additional $15,000 annual retainer, the compensation committee chairperson receives an additional $10,000 annual retainer, the investment committee chairperson receives an additional $10,000 annual retainer, the nominating and corporate governance committee chairperson receives an additional $10,000 annual retainer, and the lead independent director receives an additional $25,000 annual retainer, prorated for any partial term). The independent directors are also paid $2,000 for each in-person or telephonic board or committee meeting attended (not to exceed $4,000 for any one set of meetings attended on any given day). Further, directors may elect to receive any cash fees in fully-vested shares of common stock of the Company.

Director compensation is an operating expense of the Company that, prior to the Internalization Closing, was subject to the operating expense reimbursement obligation of the Former Advisor discussed in Note 10 (Related Party Arrangements). The Company recorded an operating expense of $217,250 and $486,500 for the three and six months ended June 30, 2021, respectively, and $465,250 and $537,000 for the three and six months ended June 30, 2020, respectively, related to the independent directors’ annual cash retainer and attending board and committee meetings, which is included in general and administrative expenses in the accompanying consolidated statements of operations. Upon signing the merger agreements, merger related acquisition expenses including $0 for each of the three and six months ended June 30, 2021, respectively, and $3,000 for each of the three and six months ended June 30, 2020, respectively, related to attending committee meetings met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets. As of June 30, 2021 and December 31, 2020, $217,250 and $209,250, respectively, related to the independent directors’ annual retainer paid in cash and board and committee meetings attendance is included in accounts payable and accrued liabilities in the consolidated balance sheets.

12.          Commitments and Contingencies

Economic Dependency

Prior to the Internalization Closing, the Company was dependent on the Former Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, asset management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership. The Company’s own employees now provide the services that the Former Advisor provided, as described above.

As of June 30, 2021, the Company is developing a multifamily property known as Garrison Station consisting of nine residential buildings with 176 apartment homes that are currently in various stages of development with remaining commitments to fund of approximately $4,000,000 (inclusive of applicable construction loan obligations) and estimated completion dates ranging through August 2021. As of June 30, 2021, 95 of the 176 apartment homes were placed in service.

Concentration of Credit Risk

The geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Atlanta, Georgia and Dallas/Fort Worth, Texas apartment markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, relocations of businesses, increased competition from other apartment communities, decrease in demand for apartments or any other changes, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its residents and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is subject, or party, to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition nor is the Company aware of any such legal proceedings contemplated by government agencies.

13.          Earnings Per Share

The following table presents a reconciliation of net loss attributable to common stockholders and shares used in calculating basic and diluted loss per share, or EPS, for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss attributable to common stockholders	$(13,037,659)	$(53,224,622)	$(27,068,948)	$(62,905,750)
Less:
Distributions declared on Class A-2 OP Units	—	(163,314)	—	(163,314)
Distributions related to unvested restricted stockholders(1)	(41,370)	(2,796)	(92,353)	(5,667)
Numerator for loss per common share — basic	$(13,079,029)	$(53,390,732)	$(27,161,301)	$(63,074,731)
Weighted average common shares outstanding — basic and diluted(2)	109,905,923	109,139,963	109,896,333	88,660,741
Loss per common share — basic and diluted	$(0.12)	$(0.49)	$(0.25)	$(0.71)

_____________________

(1)

Unvested restricted stockholders that have a right to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted EPS under the two-class method.

(2)

The Company excluded all unvested restricted common shares outstanding issued to the Company’s independent directors and certain key employees, the Class A-2 OP Units and the Class B OP Units from the calculation of diluted loss per common share as the effect would have been antidilutive.

14.          Derivative Financial Instruments

The Company uses interest rate derivatives with the objective of managing exposure to interest rate movements thereby minimizing the effect of interest rate changes and the effect they could have on future cash flows. Interest rate cap agreements are used to accomplish this objective. The following table provides the terms of the Company’s interest rate derivative instruments that were in effect at June 30, 2021 and December 31, 2020:

June 30, 2021
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	7/1/2021 - 7/1/2023	One-Month LIBOR	6	$334,300,350	0.10%	3.57%	$21,255

December 31, 2020
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2021 - 7/1/2023	One-Month LIBOR	9	$407,935,350	0.14%	3.41%	$7,852

The interest rate cap agreements are not designated as effective cash flow hedges. Accordingly, the Company records any changes in the fair value of the interest rate cap agreements as interest expense. The change in the fair value of the interest rate cap agreements for the three and six months ended June 30, 2021, resulted in an unrealized loss (gain) of $9,617 and $(1,203), respectively, and for the three and six months ended June 30, 2020, resulted in an unrealized loss of $24,943 and $27,194, respectively, which is included in interest expense in the accompanying consolidated statements of operations. During the six months ended June 30, 2021 and 2020, the Company acquired interest rate cap agreements of $12,200 and $47,000, respectively, and did not receive settlement proceeds. The fair value of the interest rate cap agreements of $21,255 and $7,852 as of June 30, 2021 and December 31, 2020, respectively, is included in other assets on the accompanying consolidated balance sheets.

15.          Leases

Lessee

The Company leases office space, a parking garage, furniture, fixtures and office equipment. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately from each other. A limited number of leases include options to renew or options to extend the lease term. The exercise of lease renewal options is at the Company’s sole discretion. The depreciable life of lease ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs were as follows:

		Three Months Ended June 30,
Lease Cost	Classification	2021	2020
Operating Lease cost(1)	Operating, maintenance and management	$6,469	$9,021
Operating Lease cost(1)	General and administrative	241,549	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	3,060	—
Accretion of lease liabilities	Interest expense	86	—
Total lease cost		$251,164	$9,021

		Six Months Ended June 30,
Lease Cost	Classification	2021	2020
Operating Lease cost(1)	Operating, maintenance and management	$16,513	$16,526
Operating Lease cost(1)	General and administrative	483,098	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	6,120	—
Accretion of lease liabilities	Interest expense	193	—
Total lease cost		$505,924	$16,526

_____________________

(1)	Includes short-term leases and variable lease costs, which are immaterial.

Other information related to leases was as follows:

Lease Term and Discount Rate	June 30, 2021	December 31, 2020
Weighted average remaining lease term (in years)
Operating leases	3.2	3.4
Finance leases	0.9	1.4
Weighted average discount rate
Operating Leases	3.3%	3.2%
Finance Leases	2.9%	2.9%

	Six Months Ended June 30,
Supplemental Disclosure of Cash Flows Information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows related to operating leases	$567,794	$79,884
Operating cash outflows related to finance leases	$6,120	$—
Financing cash outflows related to finance leases	$—	$—

Operating Leases

The following table sets forth as of June 30, 2021, the undiscounted cash flows of the Company’s scheduled lease obligations for future minimum payments for the six months ending December 31, 2021 and for each of the next four years ending December 31, and thereafter, as well as the reconciliation of those cash flows to operating lease liabilities on the Company’s accompanying consolidated balance sheets:

Year	Amount
Remainder of 2021	$594,614
2022	611,239
2023	188,990
2024	122,026
2025	94,506
Thereafter	266,910
Total undiscounted operating lease payments	$1,878,285
Less: interest	(293,387)
Present value of operating lease liabilities	$1,584,898

Finance Leases

The following table sets forth as of June 30, 2021, the undiscounted cash flows of the Company’s scheduled obligations for future minimum payments for the six months ending December 31, 2021 and for each of the next four years ending December 31 and thereafter, as well as a reconciliation of those cash flows to finance lease liabilities:

Year	Amount
Remainder of 2021	$6,120
2022	5,100
2023	—
2024	—
2025	—
Thereafter	—
Total undiscounted finance lease payments	$11,220
Less: interest	(127)
Present value of finance lease liabilities	$11,093

16.          Subsequent Events

Distributions Paid

On July 1, 2021, the Company paid distributions of $5,063,063, which related to distributions declared for each day in the period from June 1, 2021 through June 30, 2021 and consisted of cash distributions paid in the amount of $4,051,305 and $1,011,758 in shares issued pursuant to the DRP.

Distributions Declared

On July 24, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in August 2021 will be paid in September 2021. The distributions will be payable to stockholders from legally available funds therefor.

Garrison Station Real Estate Placed in Service

Subsequent to June 30, 2021, one additional building comprised of 24 apartment homes was placed in service at the Garrison Station development project.

Agreement and Plan of Merger

On July 26, 2021, the Company and the Operating Partnership, entered into an Agreement and Plan of Merger, (the “Merger Agreement”) with Independence Realty Trust, Inc. (“IRT”), IRT’s operating partnership, Independence Realty Operating Partnership, LP (“IRT OP”), and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT (“ IRT Merger Sub”).

On the terms, and subject to the conditions of, the Merger Agreement, the Company will merge with and into IRT Merger Sub, which is referred to herein as the “Company Merger”, with IRT Merger Sub surviving the Company Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, the Operating Partnership will merge with and into IRT OP (the “Partnership Merger” and together with the Company Merger, the “IRT Mergers”), with IRT OP surviving the Partnership Merger.

In the Company Merger, each outstanding share of the Company’s common stock, par value $0.01 per share, will be converted automatically into the right to receive 0.905, (the “Exchange Ratio”), of a newly issued share of IRT common stock, par value $0.01 per share, (the “IRT Common Stock”).

In the Partnership Merger, each outstanding unit of limited partnership of the Operating Partnership will be converted into the right to receive the Exchange Ratio of a newly issued common unit of limited partnership of IRT OP, (the “IRT Common Unit”). Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then-market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IRT Common Unit tendered for redemption.

Pursuant to the IRT Mergers, the Company’s stockholders will receive, in aggregate, in exchange for their shares of common stock, approximately, 99.8 million shares of IRT Common Stock and limited partners in the Operating Partnership will receive, in aggregate, in exchange for their operating partnership units, approximately 6.4 million IRT OP Common Units.

Consummation of the IRT Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and approval of the Company’s stockholders, and is expected to occur in the fourth quarter of 2021. For more information on the Mergers, see the Company’s Current Report on Form 8-K filed on July 26, 2021.

Suspension and Contingent Termination of the DRP and the Amended & Restated SRP

In connection with the approval of the IRT Mergers, on July 26, 2021, the Company announced that the Company’s board of directors, including all of the Company's independent directors, voted to terminate the DRP and the Amended & Restated SRP, each termination effective as of the effective time of the Company Merger. The Company’s board of directors, including all of the Company's independent directors, also voted to suspend (1) the DRP, effective as of the 10th day after notice is provided to stockholders and (2) indefinitely suspend the Amended & Restated SRP effective as of the 30th day after notice is provided to stockholders.

As a result of the suspension of the DRP, any distributions paid after the distribution payment date in August 2021 will be paid to the Company’s stockholders in cash. The Company can provide stockholders with assistance on directing cash distribution payments and answering questions. The suspension of the DRP will not affect the payment of distributions to stockholders who previously received their distributions in cash. In addition, as a result of the suspension of the Amended & Restated SRP, the Company will not process or accept any requests for redemption received after July 26, 2021.

Letter Agreement

On July 26, 2021, the Company entered into a letter agreement (the “Letter Agreement”) with Rodney Emery, the Company’s Chief Executive Officer and Chairman of the Company Board, and Steadfast REIT Investments, LLC (“SRI”). Pursuant to the Letter Agreement, SRI agreed to indemnify the Company, STAR OP, their subsidiaries and their successors and assigns (including IRT, IRT OP and IRT Merger Sub and their subsidiaries) (collectively, the “Indemnified Parties”), for 75% of any costs, expenses, judgments, liabilities and payments, including settlement payments and attorneys’ fees, incurred or arising in connection with any direct or derivative claims brought by any stockholder of the Company or its successors and assigns alleging breaches of duties under law or contract, including but not limited to breaches by any current or former directors of the Company, in connection with the Internalization Transaction (the “Internalization Claims”), if and to the extent such costs, expenses, judgments, liabilities and payments, including settlement payments and attorneys’ fees are not paid for by the Company’s insurance provider (subject only to the $1.0 million self-insurance retention amount in the Company’s D&O insurance policies, which retention amount would not be included in the covered costs described above).

SRI’s obligations under the Letter Agreement are capped at the lower of $20.3 million or the value of the Collateral (as defined below) at the time payment is owed under the Letter Agreement and any payments made pursuant to the Letter Agreement must be made solely with the delivery of the Collateral.

As used in the Letter Agreement, “Collateral” means the following, now or later held by or on behalf of SRI: (i) 1,277,778 Class B OP Units, or any interests into which they are exchanged or convert, (ii) distributions (cash or in kind) on any such Class B OP Units (or converted interests), (iii) cash payable or securities issuable, from time to time, upon the redemption, conversion or exchange of any of the foregoing, and (iv) all proceeds of any of the foregoing.

In the event litigation is filed challenging the Company Merger that includes Internalization Claims and claims that are not Internalization Claims, then an allocation of costs, expenses, liabilities and payments, including settlement payments and attorneys’ fees (collectively, “Expenses”), shall be made to reflect Expenses that are reasonably attributable to the Company’s internalization transaction and are covered costs under the Letter Agreement, and any Expenses that are not covered costs under the Letter Agreement.

The Letter Agreement would terminate in the event the Merger Agreement terminates without the Merger Agreement having been consummated. SRI and Mr. Emery are relieved of their obligations under the Letter Agreement at such time that all of the Collateral, or Collateral valued at $20.3 million, whichever is first, has been applied in satisfaction of the portion of claims for which SRI is responsible, or when all applicable statute of limitations on Internalization Claims have expired and no Internalization Claims remain pending or unsatisfied.

Exhibit 99.3

INDEPENDENCE REALTY TRUST, INC.

Unaudited Pro Forma Condensed Consolidated Financial Data

The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020. The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X in order to give effect to the Mergers (as defined below) and the assumptions and adjustments described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements.

Introduction

On July 26, 2021, Independence Realty Trust, Inc. (“IRT”), together with its operating partnership, Independence Realty Operating Partnership, LP (“IRT OP”), and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT (“IRT Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with Steadfast Apartment REIT, Inc. (“STAR”) and its operating partnership, Steadfast Apartment REIT Operating Partnership, L.P. (“STAR OP”).

On the terms, and subject to the conditions of, the Merger Agreement, STAR will merge with and into IRT Merger Sub (the “REIT Merger”), with IRT Merger Sub surviving the REIT Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, STAR OP will merge with and into IRT OP (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), with IRT OP surviving the Partnership Merger.

In the REIT Merger, each outstanding share of STAR common stock, par value $0.01 per share (“STAR common stock”) will be converted automatically into the right to receive 0.905 (the “Exchange Ratio”) of a newly issued share of IRT common stock, par value $0.01 per share (“IRT common stock”). In the Partnership Merger, each outstanding unit of limited partnership of STAR OP (each, an “STAR OP common unit”) will be converted into the right to receive the Exchange Ratio of a newly issued common unit of limited partnership of IRT OP (each, an “IRT OP common unit”).  Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT common units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT common stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT common stock for each IRT common unit tendered for redemption.

Immediately following the Mergers, the continuing IRT stockholders and continuing IRT OP common unitholders will collectively hold approximately 50% of the sum of the issued and outstanding shares of IRT common stock and IRT OP common units, and former STAR stockholders and former STAR OP common unitholders will hold approximately 50%.

Consummation of the Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and STAR stockholder approval, and is expected to occur in the fourth quarter of 2021.

Pro Forma Information

The following unaudited pro forma condensed combined financial statements have been prepared by applying the acquisition method of accounting, with IRT treated as the acquiror. In applying the acquisition method of accounting specified by generally accepted accounting principles in the United States of America (“GAAP”) it is necessary to identify the accounting acquiror, which may be different from the legal acquiror. Factors considered in identifying an accounting acquiror include, but are not limited to, the relative size of the merging companies, the relative voting interests of the respective stockholders after consummation of a merger and the composition of senior management and the board of directors after consummation of a merger. After consideration of all applicable factors pursuant to GAAP, IRT has been identified as the accounting acquiror of STAR.  Accordingly, the total merger consideration (referred to herein as purchase price) will be allocated to the estimated fair market values of STAR’s assets to be acquired and liabilities to be assumed in the Mergers, with the excess purchase price, if any, allocated to goodwill.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of IRT and the historical consolidated financial statements of STAR as adjusted to give effect to the Mergers. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Mergers as if they had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Mergers as if they had occurred on January 1, 2020.

The following unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are based on assumptions and estimates considered appropriate by IRT’s management. The unaudited pro forma adjustments represent IRT management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and additional analyses are performed. However, IRT’s management believes that the adjustments to the historical financial statements of IRT and STAR are (i) directly attributable to the Mergers, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results; and IRT’s management believes that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what IRT’s financial condition or results of operations actually would have been if the Mergers had been consummated as of the dates indicated, nor do they purport to represent IRT's financial position or results of operations for future periods.

The following unaudited pro forma condensed combined financial statements do not reflect any adjustments not otherwise described herein, including adjustments associated with: (1) IRT or STAR real estate acquisitions and dispositions that may close after June 30, 2021 or the related financing or debt repayments in connection with those acquisitions or dispositions, (2) potential synergies that may be achieved following the Mergers, including potential overall savings in general and administrative expense, or any strategies that IRT’s management may consider in order to continue to efficiently manage IRT’s operations, (4) any integration costs that may be incurred following the consummation of the Mergers, and (5) any integration and other costs which may be necessary to achieve the potential synergies, since the extent of such costs are not reasonably certain. However, such costs could affect the combined results following consummation of the Mergers in the period the costs are incurred or recorded. In addition, the following unaudited pro forma condensed combined financial statements do not give effect to a contemplated underwritten offering of shares of IRT common stock (the “Contemplated Common Stock Offering”) because the number of shares of IRT common stock that ultimately will be offered and sold in the Contemplated Common Stock Offering, and the net proceeds that will be received from the sale of such shares, are not reasonably certain unless and until the Contemplated Common Stock Offering is consummated.

As of June 30, 2021
(Dollars in thousands)
	IRT Historical	STAR Historical	Reclassifications	STAR Historical, as reclassified	Merger Transaction Adjustments		Consolidated Pro Forma
			NOTE 3
ASSETS:
Investments in real estate at cost	$2,035,988	$3,329,929	$(1,683)	$3,328,246	$820,296	(A)	$6,184,531
Accumulated depreciation	(231,866)	(461,735)	98	(461,637)	461,637	(B)	(231,866)
Investments in real estate, net	1,804,122	2,868,194	(1,585)	2,866,609	1,281,934		5,952,665
Real estate held for sale	27,910	-	-	-	-		27,910
Real estate held for development	-	30,289	-	30,289	-		30,289
Cash and cash equivalents	7,566	160,950	-	160,950	-		168,516
Restricted cash	6,441	28,399	-	28,399	-		34,840
Investments in unconsolidated real estate entities	10,205	-	-	-	-		10,205
Other assets	17,311	33,313	-	33,313	-		50,624
Derivative assets	853	-	-	-	-		853
Goodwill and intangible assets, net	714	125,220	1,585	126,805	(84,901)	(C)	42,618
Total Assets	$1,875,122	$3,246,365	$-	$3,246,365	$1,197,033		$6,318,520

LIABILITIES AND EQUITY:
Indebtedness	$1,036,841	$2,133,882	$-	$2,133,882	$117,915	(D)	$3,288,638
Indebtedness associated with real estate held for sale	19,622	-	-	-	$-		19,622
Accounts payable and accrued expenses	30,530	85,118	(17,036)	68,082	39,710	(E)	138,322
Accrued interest payable	1,909	-	6,586	6,586	-		8,495
Dividends payable	12,648	5,063	-	5,063	-		17,711
Derivative liabilities	19,386	-	-	-	-		19,386
Other liabilities	6,903	-	10,450	10,450	-		17,353
Total Liabilities	1,127,839	2,224,063	-	2,224,063	157,625		3,509,527

Redeemable common stock	-	295	-	295	(295)	(F)	-
Equity:
Stockholders’ Equity:
Preferred stock, $0.01 par value	-	-	-	-	-		-
Common stock, $0.01 par value	1,051	1,102	-	1,102	(104)	(F)	2,049
Additional paid-in capital	963,754	1,607,145	-	1,607,145	366,038	(F)	2,936,937
Accumulated other comprehensive income (loss)	(22,011)	-	-	-	-		(22,011)
Retained earnings (accumulated deficit)	(199,350)	(687,045)	-	(687,045)	647,335	(F) (E)	(239,060)
Total stockholders' equity	743,444	921,202	-	921,202	1,013,268		2,677,914
Non-controlling interests	3,839	100,805	-	100,805	26,434	(G)	131,078
Total Equity	747,283	1,022,007	-	1,022,007	1,039,703		2,808,993
Total Liabilities and equity	$1,875,122	$3,246,365	$-	$3,246,365	$1,197,033		$6,318,520

For the six months ended June 30, 2021
(Dollars in thousands, except share or per share amounts)	IRT Historical	STAR Historical	Reclassifications	STAR Historical, as reclassified	Merger Transaction Adjustments		Consolidated Pro Forma
			NOTE 3
REVENUE:
Rental and other property income	$112,097	$167,300	$-	$167,300	$-		$279,397
Other revenue	459	1,482	3,029	4,511	-		4,970
Total revenue	112,556	168,782	3,029	171,811	-		284,367
EXPENSES:
Property operating expenses	43,136	70,543	453	70,996	-		114,132
Property management expenses	4,119	-	8,372	8,372	-		12,491
General & administrative expenses	10,183	23,062	(8,825)	14,237	-		24,420
Depreciation and amortization	33,315	67,152	-	67,152	(20,533)	(H)	79,934
Other expenses	359	(126)	-	(126)	-		233
Total expenses	91,112	160,631	-	160,631	(20,533)		231,210
Interest expense	(16,944)	(39,895)	-	(39,895)	7,497	(I)	(49,342)
Interest income	-	203	-	203	-		203
Fees and other income from affiliates	-	3,029	(3,029)	-	-		-
Net income (loss)	4,500	(28,512)	-	(28,512)	28,030		4,018
(Income) loss allocated to non-controlling interests	(28)	1,442		1,442	(924)	(J)	490
Net Income (loss) allocable to common shares	$4,472	$(27,070)	$-	$(27,070)	$27,106		$4,508

Earnings Per Share:
Basic	$0.04	$(0.25)		$(0.25)			$0.02
Diluted	$0.04	$(0.25)		$(0.25)			$0.02

Weighted-Average Shares:
Basic	101,847,876	109,896,333		109,896,333	(10,440,152)	(K)	201,304,057
Diluted	102,822,099	109,896,333		109,896,333	(10,440,152)	(K)	202,278,280

For the year ended December 31, 2020
(Dollars in thousands, except share or per share amounts)	IRT Historical	STAR Historical	Reclassifications	Pro Forma Adjustments	STAR Historical, as reclassified & adjusted	Merger Transaction Adjustments		Consolidated Pro Forma
			NOTE 3	NOTE 4
REVENUE:
Rental and other property income	$211,167	$297,566	$-	$26,375	$323,941	$-		$535,108
Other revenue	739	2,535	1,797	337	4,669	-		5,408
Total revenue	211,906	300,101	1,797	26,712	328,610	-		540,516
EXPENSES:
Property operating expenses	82,978	123,415	614	10,698	134,727	-		217,705
Property management expenses	8,494	-	15,288	-	15,288	-		23,782
General & administrative expenses	15,095	32,025	(15,902)	14,673	30,796	-		45,891
Fees to affiliates	-	30,777	-	(30,777)	-	-		-
Depreciation and amortization	60,687	162,979	-	10,448	173,427	(38,285)	(H)	195,829
Other expenses	841	(38)	-		(38)	-		803
Total expenses	168,095	349,158	-	5,041	354,199	(38,285)		484,009
Interest expense	(36,488)	(75,171)		(5,657)	(80,828)	14,994	(I)	(102,322)
Interest and other income	-	679	-	307	986	-		986
Equity in loss from unconsolidated joint venture	-	(3,020)	-	(115)	(3,135)	-		(3,135)
Fees and other income from affiliates	-	1,797	(1,797)	-	-			-
Loss on debt extinguishment	-	(191)	-	-	(191)	-		(191)
Gain on sale (loss on impairment) of real estate assets, net	7,554	9,436	-	-	9,436	-		16,990
Net income (loss)	14,877	(115,527)	-	16,205	(99,322)	53,279		(31,166)
(Income) loss allocated to non-controlling interests	(109)	1,438	-	(875)	563	(1,756)	(J)	(1,302)
Net Income (loss) allocable to common shares	$14,768	$(114,089)	$-	$15,330	$(98,759)	$51,523		$(32,468)

Earnings Per Share:
Basic	$0.16	$(1.15)			$(0.99)			$(0.18)
Diluted	$0.16	$(1.15)			$(0.99)			$(0.18)

Weighted-Average Shares:
Basic	93,660,086	99,264,851			99,264,851	(9,430,161)	(K)	183,494,776
Diluted	94,688,440	99,264,851			99,264,851	(9,430,161)	(K)	184,523,130

NOTE 1: Basis of Presentation

The IRT and STAR historical financial information has been derived from, in the case of IRT, its consolidated financial statements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and Annual Report on Form 10-K for the year ended December 31, 2020, and, in the case of STAR, its consolidated financial statements included as Exhibits 99.1 and 99.2 to our Second July 26 Form 8-K. Certain of STAR’s historical amounts have been reclassified to conform to IRT’s financial statement presentation, as discussed further in Note 3. The unaudited pro forma condensed combined financial statements should be read in conjunction with IRT’s and STAR’s historical consolidated financial statements and the notes thereto. The unaudited pro forma condensed combined balance sheet gives effect to the Mergers as if they had been completed on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give effect to the Mergers as if they had occurred on January 1, 2020.

The historical financial statements of IRT and STAR have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the Mergers under GAAP, as described in Note 5, “Merger Adjustments.” The unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with IRT as the acquiror of STAR. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated purchase consideration has been allocated to the assets acquired and liabilities assumed of IRT based upon IRT management’s preliminary estimate of their fair values as of June 30, 2021. The allocations of the purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities, which cannot be made prior to the completion of the Mergers and which is anticipated to occur during the fourth quarter of 2021, will be based on the actual valuations of the tangible and intangible assets and liabilities that exist as of the date of completion of the Mergers. The completion of the final valuations, the allocations of the purchase price, the impact of ongoing integration activities, the timing of the completion of the Mergers and other changes in tangible and intangible assets and liabilities that occur prior to the completion of the Mergers could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements and related notes herein present unaudited pro forma condensed combined financial condition and results of operations of IRT, after giving pro forma effect to the Mergers, which include the issuance of shares of IRT common stock to STAR stockholders at the Exchange Ratio and the issuance of IRT OP Units to STAR common unitholders at the Exchange Ratio and the assumption of STAR’s outstanding debt.

The Mergers and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements. In the opinion of IRT’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the overall financial position or results of operations of the combined company that would have occurred if the Mergers had been completed on the dates indicated, nor are they indicative of the overall financial position or results of operations that may be expected for any future period or date. In addition, future results may vary significantly from those reflected in the unaudited pro forma condensed combined financial statements due to factors discussed in the IRT Form 10-Q filed on July 26, 2021.

NOTE 2: Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in IRT’s audited consolidated financial statements as of and for the year ended December 31, 2020 and IRT’s unaudited consolidated financial statements as of and for the six months ended June 30, 2021. IRT’s management has determined that there were no significant accounting policy differences between IRT and STAR and, therefore, no adjustments are necessary to conform STAR’s financial statements to the accounting policies used by IRT in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment is performed and finalized for purchase accounting.

As part of the application of ASC 805, IRT will conduct a more detailed review of STAR’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of STAR’s results of operations or reclassification or adjustment of assets or liabilities to conform to IRT’s accounting policies and classifications. Therefore, IRT may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. In certain cases, the information necessary to evaluate the differences in accounting policies and the impacts thereof may not be available until after the Mergers are completed.

NOTE 3: Reclassification Adjustments

The STAR historical financial statement line items or portions of line items have been reclassified as indicated in the “Reclassifications” column to conform to IRT presentation of these unaudited pro forma condensed combined financial statements. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity, or net income allocable to common shares of STAR.

NOTE 4: Pro Forma Adjustments to STAR’s 2020 Statement of Operations

STAR’s 2020 historical statement of operations has been adjusted to reflect the following transactions that impacted STAR’s 2020 statement of operations.

REIT Mergers

On March 6, 2020, two affiliated REITs merged with and into STAR (the “STAR REIT Mergers”), with STAR remaining as the surviving entity.  Through the STAR REIT mergers, STAR acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes. The Pro Forma Adjustments made with respect to this transaction include increasing STAR’s historical 2020 revenues, operating expenses, depreciation and amortization, and interest expense as if the properties acquired on March 6, 2020 as part of the STAR REIT Mergers had been owned by STAR as of January 1, 2020.

Internalization Transaction

On August 31, 2020, STAR and related entities entered into a series of transactions and agreements, which resulted in the internalization of STAR’s external management functions (the “Internalization Transaction”). Prior to the closing of the Internalization Transaction, STAR had been externally managed and had therefore, incurred property management, asset management, and other fees and reimbursements.  The Pro Forma Adjustments made with respect to this transaction include eliminating all external management fees included within the caption “Fees to affiliates” and increasing general and administrative expenses for the internal costs STAR would have incurred if the Internalization Transaction had occurred as of January 1, 2020.

In addition, any one-time costs associated with the two transactions above have been deducted from historical general and administrative expenses. These pro forma adjustments to STAR’s 2020 statement of operations are intended to align with how STAR’s business currently operates and how it is expected to continue to operate as part of the combined company.

NOTE 5: Preliminary Purchase Price Allocation

Estimated Preliminary Purchase Price

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to STAR’s identifiable net assets acquired. The preliminary allocation of purchase consideration in these unaudited pro forma condensed combined financial statements is based upon an estimated preliminary purchase price of approximately $4.4 billion with $2.1 billion of consideration transferred. The calculation of the estimated preliminary purchase price related to the Mergers is as follows (in thousands, except share and per share data):

Amount
Estimated shares of STAR common stock and STAR OP units to be exchanged (a)	117,333
Exchange Ratio	0.905
Estimated shares of IRT common stock and IRT OP common units to be issued	106,186
Closing stock price of IRT on July 22, 2021	19.79
Estimated fair value of IRT common stock and IRT OP units to be issued to former holders of STAR common stock and STAR OP common units (b) -- Consideration transferred	$2,101,420
Preliminary fair value of STAR mortgages payable and notes payable assumed by IRT	2,251,797
Total estimated preliminary purchase price	$4,353,217

(a)Includes 110,228,140 shares of STAR common stock outstanding as of June 30, 2021 and 7,104,399 STAR OP common units outstanding as of June 30, 2021. Under the Merger Agreement, these shares and units are to be converted to IRT common stock and IRT OP common units, as applicable, at the Exchange Ratio.

(b)The estimated fair value of IRT common stock and IRT OP common units to be issued to former holders of STAR common stock and STAR OP common units is based upon the per share closing price of IRT’s common stock on July 22 2021, the most recent date practicable in the preparation of these unaudited pro forma condensed combined financial statements, which was $19.79, multiplied by the estimated number of shares of IRT common stock and IRT OP common units to be issued.

The actual value of the IRT common stock and IRT OP common units to be issued in the Mergers will depend on the market price of shares of IRT’s common stock at the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of IRT common stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements. A 10% difference in IRT’s common stock price would change the purchase price by approximately $210 million, which would be recorded as an adjustment to the fair value of the net assets acquired, including goodwill as applicable.

The outstanding number of shares of STAR common stock and the outstanding number of STAR OP common units may change prior to the closing of the Mergers due to transactions in the ordinary course of business, including unknown changes in vesting of outstanding STAR equity-based awards and any grants of new STAR equity-based awards. These changes are not expected to have a material impact on the unaudited pro forma condensed combined financial statements.

Preliminary Purchase Price Allocation

The preliminary purchase price allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial statements. The following table provides a summary of the preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on IRT management’s preliminary estimate of their respective fair values as of June 30, 2021 (in thousands):

Fair Value
Assets:
Real estate held for investment	$4,190,447
Real estate held for development	30,289
Cash and cash equivalents	160,950
Restricted cash	28,399
Other assets	33,313
Total assets acquired	4,443,398
Liabilities:
Preliminary fair value estimate of STAR debt assumed	2,251,797
AP and accrued expenses	85,118
Dividend payable	5,063
Total liabilities assumed	2,341,978
Estimated preliminary fair value of net assets acquired	2,101,420
Goodwill (Bargain purchase gain)	$-

The preliminary fair values of identifiable assets acquired and liabilities assumed are based on a valuation as of the assumed consummation date of the Mergers that has been prepared by IRT management. For the preliminary estimate of fair values of assets acquired and liabilities assumed of STAR, IRT used publicly available benchmarking information as well as a variety of other assumptions, including expectations for future cash flow generated by STAR properties, cap rates, and interest rates. The final allocation is dependent upon certain valuation analyses that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material. In particular, the fair values of the assets and liabilities were estimated, in part, based upon the allocation of real estate and intangible lease assets and liabilities, and adjusted to reflect reasonable estimations for above-market and below-market leases, in-place lease values, and avoided lease origination costs, and to incorporate estimates for the mark-to-market adjustments (i.e., premiums) of mortgages payable and notes payable to be assumed in the Mergers, all of which are based on IRT’s historical experience with similar assets and liabilities. In determining the estimated fair value of STAR’s tangible assets, IRT utilized customary methods, including the income, market, and cost approaches. Amounts allocated to land, buildings and improvements, and tenant improvements, and lease intangible assets and liabilities were based on estimates considering IRT’s, STAR’s and other portfolios with similar property characteristics.

The purchase price allocation presented above has not been finalized. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the Mergers and will be completed after the Mergers are consummated. These final fair values will be determined based on IRT’s management’s judgment, which is based on various factors, including (1) market conditions, (2) the characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), (3) apartment community profitability metrics and/or (4) real estate valuations. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Mergers. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the combined company following the Mergers due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to some of the acquired assets.

NOTE 6: Merger Adjustments

Balance Sheet

The following notes explain each pro forma adjustment on the unaudited pro forma condensed combined balance sheet as of June 30, 2021 assuming the Mergers had occurred on June 30, 2021.

(A)– To record the STAR real estate assets at fair value.  We estimated fair value by using a cap rate approach using the underlying properties' net operating income and cap rate ranges between 4.0% and 4.6%.

(B)–  To remove the historical accumulated depreciation of STAR prior to the Mergers.

(C)– To eliminate historical goodwill and intangible assets of STAR and record the new value of such assets based on their preliminary fair value.

(D)– To record the STAR indebtedness at fair value based upon the preliminary valuation of these liabilities. The preliminary fair value of indebtedness has been estimated using a discounted cash flow analysis using estimates of observable market interest rates.

(E)– "Accounts payable and accrued expenses" and "Retained earnings (accumulated deficit)" were adjusted for estimated transaction costs anticipated to be paid by IRT and STAR prior to, or concurrent with, the closing of the Mergers of approximately $39.7 million consisting primarily of fees for investment bankers and legal, accounting, and tax advisors. Estimated costs are based on actual expenses incurred to date and each party’s best estimate of its remaining fees as provided to IRT and STAR.

(F)– To eliminate the historical equity of STAR and to record the issuance of shares of IRT common stock and IRT OP common units in the Mergers.  As described in Note 5, the fair value of IRT common stock and IRT OP common units to be issued to former holders of STAR common stock and STAR OP common units is based on the per share closing price of IRT common stock of $19.79 on July 22, 2021.

(G)– To eliminate the historical non-controlling interest of STAR and to record the issuance of IRT OP common units in conjunction with the Mergers.  As described in Note 5, the fair value of IRT OP common units to be issued in the Mergers is based on the per share closing price of IRT common stock of $19.79 on July 22, 2021.

Statements of Operations

The following notes explain each pro forma adjustment on the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 assuming the Mergers had occurred on January 1, 2020.

(H)– To eliminate STAR's historical depreciation and amortization expense and to recognize depreciation and amortization expense based on the fair value the STAR’s tangible and intangible assets acquired as described above.

(I)– To adjust interest expense for the amortization of the fair market value adjustment recorded with respect to STAR's indebtedness as described in adjustment (E) above.

(J)– To adjust income (loss) allocated to non-controlling interests for the common unitholders’ combined ownership percentage of 3.3% in the consolidated results of the Combined Company.

(K)- To adjust historical weighted average basis and diluted shares for the IRT stock issued to STAR stockholders in accordance with the Exchange Ratio set forth in the Merger Agreement.

Exhibit 99.4

Steadfast Apartment REIT, Inc. (“STAR”) Real Estate Portfolio

As of June 30, 2021, STAR owned the 70 multifamily apartment communities and three parcels of land held for the development of apartment homes listed below:

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
1	Villages at Spring Hill Apartments	Spring Hill, TN	5/22/2014	176	$14,200,000	(4)	98.9%	95.5%	$1,120	$1,093
2	Harrison Place Apartments	Indianapolis, IN	6/30/2014	307	27,864,250	(4)	97.7%	96.1%	995	967
3	The Residences on McGinnis Ferry	Suwanee, GA	10/16/2014	696	98,500,000	(4)	96.3%	95.1%	1,379	1,331
4	The 1800 at Barrett Lakes	Kennesaw, GA	11/20/2014	500	49,000,000	40,674,187	98.0%	95.4%	1,114	1,089
5	The Oasis	Colorado Springs, CO	12/19/2014	252	40,000,000	39,543,649	96.4%	94.4%	1,455	1,411
6	Columns on Wetherington	Florence, KY	2/26/2015	192	25,000,000	(4)	97.9%	95.3%	1,205	1,134
7	Preston Hills at Mill Creek	Buford, GA	3/10/2015	464	51,000,000	(4)	97.4%	96.6%	1,230	1,193
8	Eagle Lake Landing Apartments	Speedway, IN	3/27/2015	277	19,200,000	(4)	96.0%	91.3%	870	826
9	Reveal on Cumberland	Fishers, IN	3/30/2015	220	29,500,000	20,879,557	97.3%	96.8%	1,147	1,125
10	Heritage Place Apartments	Franklin, TN	4/27/2015	105	9,650,000	8,605,842	95.2%	96.2%	1,159	1,132
11	Rosemont at East Cobb	Marietta, GA	5/21/2015	180	16,450,000	13,276,942	97.8%	95.6%	1,094	1,071
12	Ridge Crossings Apartments	Hoover, AL	5/28/2015	720	72,000,000	57,744,175	96.5%	95.1%	1,038	1,008
13	Bella Terra at City Center	Aurora, CO	6/11/2015	304	37,600,000	(4)	96.4%	95.1%	1,177	1,153
14	Hearthstone at City Center	Aurora, CO	6/25/2015	360	53,400,000	(4)	96.4%	93.3%	1,221	1,149
15	Arbors at Brookfield	Mauldin, SC	6/30/2015	702	66,800,000	(4)	94.3%	94.7%	932	901
16	Carrington Park	Kansas City, MO	8/19/2015	298	39,480,000	(4)	97.3%	95.0%	1,080	1,063
17	Delano at North Richland Hills	North Richland Hills, TX	8/26/2015	263	38,500,000	31,876,472	95.8%	97.0%	1,467	1,492
18	Meadows at North Richland Hills	North Richland Hills, TX	8/26/2015	252	32,600,000	26,635,748	92.1%	97.2%	1,439	1,417
19	Kensington by the Vineyard	Euless, TX	8/26/2015	259	46,200,000	33,364,644	96.9%	96.5%	1,482	1,470
20	Monticello by the Vineyard	Euless, TX	9/23/2015	354	52,200,000	40,901,065	98.0%	95.2%	1,348	1,315
21	The Shores	Oklahoma City, OK	9/29/2015	300	36,250,000	23,191,700	97.3%	96.3%	1,057	1,031
22	Lakeside at Coppell	Coppell, TX	10/7/2015	315	60,500,000	47,949,546	94.9%	94.9%	1,727	1,708
23	Meadows at River Run	Bolingbrook, IL	10/30/2015	374	58,500,000	41,429,758	96.0%	95.2%	1,456	1,421
24	PeakView at T-Bone Ranch	Greeley, CO	12/11/2015	224	40,300,000	(4)	92.9%	94.2%	1,344	1,340

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
25	Park Valley Apartments	Smyrna, GA	12/11/2015	496	51,400,000	48,670,737	97.6%	96.4%	1,058	1,051
26	PeakView by Horseshoe Lake	Loveland, CO	12/18/2015	222	44,200,000	38,079,007	98.6%	95.5%	1,414	1,396
27	Stoneridge Farms	Smyrna, TN	12/30/2015	336	$47,750,000	$45,400,708	95.2%	94.6%	$1,267	$1,239
28	Fielder’s Creek	Englewood, CO	3/23/2016	217	32,400,000	(4)	95.9%	94.9%	1,206	1,180
29	Landings of Brentwood	Brentwood, TN	5/18/2016	724	110,000,000	—	96.4%	95.4%	1,274	1,252
30	1250 West Apartments	Marietta, GA	8/12/2016	468	55,772,500	(4)	97.0%	96.4%	1,125	1,051
31	Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	9/29/2016	334	66,050,000	(4)	97.9%	96.4%	1,530	1,485
32	Garrison Station(5)	Murfreesboro, TN	5/30/2019	95	17,703,957	14,831,682	57.9%	—%	1,207	—
33	Eleven10 @ Farmers Market	Dallas, TX	1/28/2020	313	62,063,929	35,175,943	95.5%	94.2%	1,343	1,379
34	Patina Flats at the Foundry	Loveland, CO	2/11/2020	155	45,123,782	(4)	96.1%	93.5%	1,339	1,275
35	Clarion Park Apartments(6)	Olathe, KS	3/6/2020	220	21,121,795	12,637,163	95.0%	93.6%	807	843
36	Spring Creek Apartments(6)	Edmond, OK	3/6/2020	252	28,186,894	16,976,264	97.6%	96.0%	872	895
37	Montclair Parc Apartment Homes(6)	Oklahoma City, OK	3/6/2020	360	40,352,125	(7)	94.4%	96.1%	861	905
38	Hilliard Park Apartments(6)	Columbus, OH	3/6/2020	201	28,599,225	11,677,454	97.0%	97.0%	1,201	1,149
39	Sycamore Terrace Apartments(6)	Terre Haute, IN	3/6/2020	250	34,419,259	23,015,965	96.4%	94.8%	1,187	1,155
40	Hilliard Summit Apartments(6)	Columbus, OH	3/6/2020	208	31,087,442	14,121,206	97.6%	95.7%	1,277	1,260
41	Forty 57 Apartments(6)	Lexington, KY	3/6/2020	436	63,030,831	33,515,762	98.2%	95.2%	987	964
42	Riverford Crossing Apartments(6)	Frankfort, KY	3/6/2020	300	38,139,145	19,114,002	97.3%	95.7%	1,061	1,002
43	Hilliard Grand Apartments(6)	Dublin, OH	3/6/2020	314	50,549,232	23,793,453	96.5%	94.3%	1,306	1,280
44	Deep Deuce at Bricktown(6)	Oklahoma City, OK	3/6/2020	294	52,519,973	33,340,580	95.2%	95.2%	1,239	1,242
45	Retreat at Quail North(6)	Oklahoma City, OK	3/6/2020	240	31,945,162	13,482,796	97.1%	97.1%	982	986
46	Tapestry Park Apartments(8)	Birmingham, AL	3/6/2020	354	68,840,769	48,699,796	93.5%	97.2%	1,414	1,380
47	BriceGrove Park Apartments(6)	Canal Winchester, OH	3/6/2020	240	27,854,616	(7)	97.5%	94.6%	978	936
48	Retreat at Hamburg Place(6)	Lexington, KY	3/6/2020	150	21,341,085	(7)	98.0%	97.3%	1,051	1,026
49	Villas at Huffmeister(6)	Houston, TX	3/6/2020	294	41,720,117	27,290,725	98.6%	97.6%	1,170	1,190
50	Villas of Kingwood(6)	Kingwood, TX	3/6/2020	330	54,428,708	34,717,002	96.1%	95.5%	1,220	1,207
51	Waterford Place at Riata Ranch(6)	Cypress, TX	3/6/2020	228	28,278,262	(7)	95.6%	95.2%	1,132	1,122
52	Carrington Place(6)	Houston, TX	3/6/2020	324	42,258,525	(7)	96.6%	95.7%	1,093	1,059

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
53	Carrington at Champion Forest(6)	Houston, TX	3/6/2020	284	37,280,704	(7)	96.5%	94.7%	1,092	1,103
54	Carrington Park at Huffmeister(6)	Cypress, TX	3/6/2020	232	33,032,451	20,819,072	97.4%	97.0%	1,195	1,179
55	Heritage Grand at Sienna Plantation(6)	Missouri City, TX	3/6/2020	240	$32,796,345	$14,098,517	96.7%	95.4%	$1,105	$1,104
56	Mallard Crossing Apartments(6)	Loveland, OH	3/6/2020	350	52,002,345	(7)	94.3%	94.9%	1,169	1,150
57	Reserve at Creekside(6)	Chattanooga, TN	3/6/2020	192	24,522,910	15,042,588	98.4%	95.8%	1,153	1,096
58	Oak Crossing Apartments(6)	Fort Wayne, IN	3/6/2020	222	32,391,032	21,569,095	98.6%	94.6%	1,050	1,026
59	Double Creek Flats(6)	Plainfield, IN	3/6/2020	240	35,490,439	23,571,744	97.5%	95.8%	1,110	1,075
60	Jefferson at Perimeter Apartments(6)	Dunwoody, GA	3/6/2020	504	113,483,898	73,020,091	95.0%	96.2%	1,355	1,334
61	Bristol Village Apartments(6)	Aurora, CO	3/6/2020	240	62,019,009	34,980,995	96.3%	96.7%	1,451	1,400
62	Canyon Resort at Great Hills Apartments(6)	Austin, TX	3/6/2020	256	48,319,858	31,644,623	89.5%	95.3%	1,375	1,371
63	Reflections on Sweetwater Apartments(6)	Lawrenceville, GA	3/6/2020	280	47,727,470	30,837,085	98.2%	97.5%	1,168	1,148
64	The Pointe at Vista Ridge(6)	Lewisville, TX	3/6/2020	300	51,625,394	31,023,229	98.0%	96.0%	1,300	1,282
65	Belmar Villas(6)	Lakewood, CO	3/6/2020	318	79,351,923	46,819,687	95.6%	94.7%	1,362	1,355
66	Sugar Mill Apartments(6)	Lawrenceville, GA	3/6/2020	244	42,784,645	24,832,254	97.5%	96.7%	1,211	1,154
67	Avery Point Apartments(6)	Indianapolis, IN	3/6/2020	512	55,706,852	31,268,630	94.7%	95.3%	867	841
68	Cottage Trails at Culpepper Landing(6)	Chesapeake, VA	3/6/2020	183	34,657,950	23,127,034	98.4%	97.8%	1,473	1,410
69	Arista at Broomfield(8)	Broomfield, CO	3/13/2020	—	8,950,417	—	—%	—%	—	—
70	VV&M Apartments	Dallas, TX	4/21/2020	310	59,969,074	45,328,745	96.8%	92.6%	1,309	1,363
71	Flatirons Apartments(9)	Broomfield, CO	6/19/2020	—	8,989,353	—	—%	—%	—	—
72	Los Robles	San Antonio, TX	11/19/2020	306	51,620,836	—	96.4%	90.5%	1,272	1,261
73	Ballpark Apartments at Town Madison	Huntsville, AL	6/29/2021	274	77,466,685	—	92.7%	—%	1,438	—
				21,936	$3,254,370,156	$1,388,596,919	96.2%	95.4%	$1,198	$1,173

________________

(1)	As of June 30, 2021, STAR’s portfolio was approximately 98.1% leased, calculated using the number of occupied and contractually leased apartment homes divided by total apartment homes.
(2)	Average monthly rent is based upon the effective rental income for the month of June 2021 after considering the effect of vacancies, concessions and write-offs.
(3)

Mortgage debt outstanding is net of deferred financing costs, net and premiums and discounts, net associated with the loans for each individual property listed above but excludes the principal balance of $750,477,000 and associated deferred financing costs of $5,191,773 related to the refinancings pursuant to STAR’s credit facilities and revolver, each as described more fully in STAR’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2021, which is not incorporated herein by reference.

(4)	Properties secured under the terms of the Master Credit Facility Agreement, or MCFA, with Newmark Group Inc., formerly Berkeley Point Capital, LLC, or the Facility Lender.
(5)

STAR acquired the Garrison Station property on May 30, 2019, which included unimproved land, currently zoned as a planned unit development, or PUD. The current zoning permits the development of the property into a multifamily community with 176 units of 1, 2 and 3-bedrooms with a typical mix for this market. On October 16, 2019, STAR obtained a loan from PNC Bank, National Association, or PNC Bank, in an amount up to a maximum principal balance of $19,800,000 to finance a portion of the development and construction. As of June 30, 2021, five buildings comprised of 95 apartment homes were placed in service and were 95.7% leased, and is included within total real estate held for investment, net in the accompanying consolidated balance sheets.

(6)

STAR acquired 36 real estate properties in the mergers with Steadfast Apartment REIT III, Inc. and Steadfast Income REIT, Inc. on March 6, 2020, for an aggregate purchase price of $1,575,891,924, which represents the fair value of the acquired real estate assets including capitalized transaction costs.

(7)	Properties secured under the terms of a Master Credit Facility Agreement with PNC Bank, or the PNC MCFA.
(8)

STAR acquired the Arista at Broomfield property on March 13, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 325 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market.

(9)

STAR acquired the Flatirons property on June 19, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 296 units of studio, 1 and 2-bedrooms with a typical mix for this market.

Exhibit 99.5

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of Steadfast Apartment REIT, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Steadfast Apartment REIT, Inc., a Maryland corporation.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q (this “Quarterly Report”) that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. One factor that could have a material adverse effect on our operations and future prospects is the adverse effect of COVID-19 and its variants on the financial condition, results of operations, cash flows and performance of us and our tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts us and our residents will depend on future developments, including the outbreak of new strains of the virus and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, you should interpret many of the risks identified in this report, as well as the risks set forth above, as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Additional factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the fact that we have had a net loss for each quarterly and annual period since inception;
•	changes in economic conditions generally and the real estate and debt markets specifically;
•	our ability to secure resident leases for our multifamily properties at favorable rental rates;
•	risks inherent in the real estate business, including resident defaults, potential liability relating to environmental matters and the lack of liquidity of real estate investments;
•	our pending merger with IRT
•	our ability to retain our key employees;
•	our ability to generate sufficient cash flows to pay distributions to our stockholders;
•

the Internalization Transaction (defined herein) may not be financially beneficial to us and our stockholders and our net income and funds from operations may decrease as a result of the Internalization Transaction;

•	legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts, or REITs);
•	the impact of severe weather events;

•	the availability of capital;
•	changes in interest rates; and
•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report. All forward-looking statements are made as of the date of this Quarterly Report and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Quarterly Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report will be achieved.

All forward looking statements included herein should be read in connection with the risks identified in the “Risk Factors” section of this Quarterly Report and our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or the SEC, on March 12, 2021.

Overview

We were formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a REIT. As of June 30, 2021, we owned and managed a diverse portfolio of 70 multifamily properties comprised of 21,936 apartment homes and three parcels of land held for the development of apartment homes. We may acquire additional multifamily properties or pursue multifamily development projects in the future.

Agreement and Plan of Merger

On July 26, 2021, we and Steadfast Apartment REIT Operating Partnership, L.P. our subsidiary operating partnership, or the Operating Partnership, entered into an Agreement and Plan of Merger, or the Merger Agreement, with Independence Realty Trust, Inc., or IRT, IRT’s operating partnership, Independence Realty Operating Partnership, LP, or IRT OP, and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT, or IRT Merger Sub.

On the terms, and subject to the conditions of, the Merger Agreement, we will merge with and into IRT Merger Sub, which is referred to herein as the “Company Merger”, with IRT Merger Sub surviving the Company Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, the Operating Partnership will merge with and into IRT OP, or the Partnership Merger, and, together with the Company Merger, the “IRT Mergers”, with IRT OP surviving the Partnership Merger.

In the Company Merger, each outstanding share of our common stock, par value $0.01 per share, will be converted automatically into the right to receive 0.905, or the Exchange Ratio, of a newly issued share of IRT common stock, par value $0.01 per share, or the IRT common stock.

In the Partnership Merger, each outstanding unit of limited partnership of the Operating Partnership will be converted into the right to receive the Exchange Ratio of a newly issued common unit of limited partnership of IRT OP, or the IRT common unit. Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT common units, in whole or in part, to IRT OP for redemption for a cash amount based on the then-market price of an equivalent number of shares of IRT common stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT common stock for each IRT common unit tendered for redemption.

Pursuant to the IRT Mergers, our stockholders will receive, in aggregate, in exchange for their shares of common stock, approximately, 99.8 million shares of IRT common stock and limited partners in our Operating Partnership will receive, in aggregate, in exchange for their operating partnership units, approximately 6.4 million IRT OP common units.

Consummation of the IRT Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and approval of our stockholders, and is expected to occur in the fourth quarter of 2021. For more information on the Mergers, see our Current Report on Form 8-K filed on July 26, 2021.

In connection with the approval of the IRT Mergers, on July 26, 2021, we announced that our board of directors, including all of our independent directors, voted to terminate our distribution reinvestment plan and the share repurchase plan, each termination effective as of the effective time of the Company Merger. Our board of directors, including all of our independent directors, also voted to suspend (1) the distribution reinvestment plan, effective as of the 10th day after notice is provided to stockholders and (2) indefinitely suspend the share repurchase plan, effective as of 30th day after notice is provided to stockholders.

As a result of the suspension of the distribution reinvestment plan, any distributions paid after the distribution payment date in August 2021, will be paid to our stockholders in cash. We can provide stockholders with assistance on directing cash distribution payments and answering questions. The suspension of the distribution reinvestment plan will not affect the payment of distributions to stockholders who previously received their distributions in cash. In addition, as a result of the suspension of the share repurchase plan, we will not process or accept any requests for redemption received after July 26, 2021.

COVID-19 Impact

We are carefully monitoring the ongoing COVID-19 pandemic and its impact on our business. During the quarter ended June 30, 2020, we instituted payment plans for our residents that were experiencing hardship due to COVID-19, which we refer to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, we allowed qualifying residents to defer their rent, which is collected by us in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, we provided certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident failed to make payments pursuant to the COVID-19 Payment Plan, the concession was immediately terminated, and the qualifying resident was required to immediately repay the amount of the concession. Due to reduced demand, we did not offer residents any other payment plans during the remaining months of 2020. In the aggregate, approximately $2,043,200 in rent was subject to the COVID-19 Payment Plan, with $40,542 still due as of June 30, 2021.

In January 2021, we began offering an extension to the COVID-19 Payment Plan, or the Extension Plan, that allows eligible residents to defer their rent, which is collected by us in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan. As of July 20, 2021, the number of qualifying residents who opted for the Extension Plan were 54 and approximately $47,000 in rent was subject to the Extension Plan.

During the quarter ended September 30, 2020, we initiated a debt forgiveness program for certain of our residents that were experiencing hardship due to COVID-19 and who were in default on their lease payments, which we refer to as the “Debt Forgiveness Program.” Pursuant to the Debt Forgiveness Program, we offered qualifying residents an opportunity to terminate the lease without being liable for any unpaid rent and penalties. We determined that accounts receivable of $2,110,657 related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in our reserve. In the aggregate, $298,576 of rent was written off as of June 30, 2021. As of June 30, 2021, approximately 55 of 323 residents that qualified for the Debt Forgiveness Program, vacated their apartment homes, terminating their lease resulting in the forgiveness and write-off of their debt. We may in the future continue to offer various types of payment plans or rent relief depending on the ongoing impact of the COVID-19 pandemic.

During the six months ended June 30,  2021, we collected 96% in rent due pursuant to our leases. We collected 95% in rent due pursuant to our leases through July 20, 2021. We have reserved approximately $3,080,227 of accounts receivable which we consider not probable for collection. Although the COVID-19 pandemic has not materially impacted our rent collections, the future impact of COVID-19 is still unknown. We are currently working with residents at our communities to obtain rental relief assistance pursuant to the Emergency Rental Assistance Program adopted by the U.S. Department of Treasury.

Winter Storm

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where we own and operate multifamily properties. The storms and the extreme cold temperatures resulted in power outages and freezing water pipes which negatively impacted some of our properties. Our properties are fully insured, and we expect the costs to be fully recoverable by insurance proceeds, less the plan’s deductible. During the six months ended June 30, 2021, we wrote off $14,902,551 of the carrying value of our fixed assets and recorded $8,261,990 of estimated repair expenses, with a corresponding increase in general and administrative expenses and an increase in our accounts payable and accrued liabilities, of which $6,849,973 has been paid as of June 30, 2021. We also recorded insurance recoveries of $23,164,541 for the estimated insurance claims proceeds in the amount of total losses incurred (as described above) as an increase in rents and other receivables with a corresponding decrease to general and administrative expenses. As a result, while our net loss for the six months ended June 30, 2021, was not impacted, we experienced a decrease in the carrying value of our real estate held for investment, net and increases to rents and other receivables and accounts payable and accrued liabilities in the consolidated balance sheets for six months ended June 30, 2021.

Public Offering

On December 30, 2013, we commenced our initial public offering of up to 66,666,667 shares of common stock at an initial price of $15.00 per share and up to 7,017,544 shares of common stock pursuant to our distribution reinvestment plan at an initial price of $14.25 per share. On March 24, 2016, we terminated our initial public offering. As of March 24, 2016, we had sold 48,625,651 shares of common stock for gross offering proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $14,414,752. Following the termination of our initial public offering, we continue to offer shares of our common stock pursuant to our distribution reinvestment plan. As of June 30, 2021, we had sold 112,167,095 shares of common stock for gross offering proceeds of $1,725,738,819, including 8,537,015 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $128,009,661 and 56,016,053 shares of common stock issued in connection with the Mergers (as defined below).

On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a purchase price per share for the distribution reinvestment plan of $15.55, effective April 1, 2021. In the future, our board of directors may, in its sole discretion and from time to time, change the price at which we offer shares pursuant to our distribution reinvestment plan to reflect changes in our estimated value per share and other factors that our board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, we, Steadfast Income REIT, Inc., or SIR, our Operating Partnership, Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR, or the SIR OP, and SI Subsidiary, LLC, or SIR Merger Sub, entered into an Agreement and Plan of Merger, or the SIR Merger Agreement. Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger, or the SIR Merger. Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law, or MGCL, the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of our common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, we, Steadfast Apartment REIT III, Inc., or STAR III, our Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III, or the STAR III OP, and SIII Subsidiary, LLC, or STAR III Merger Sub, entered into an Agreement and Plan of Merger, or the STAR III Merger Agreement. Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger, or the STAR III Merger, and together with the SIR Merger, the “Mergers.” Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of our common stock.

Combined Company

Through the Mergers, we acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

Pre-Internalization Operating Partnerships Merger

On August 28, 2020, pursuant to an Agreement and Plan of Merger, our Operating Partnership merged with and into the SIR OP, or the SIR OP/STAR OP Merger. The SIR OP/STAR OP Merger was treated for U.S. federal income tax purposes as a tax-deferred contribution by us of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger, STAR III OP merged with and into SIR OP, or the Operating Partnership Merger, and together with the SIR OP/STAR OP Merger, the Operating Partnership Mergers, with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.”, which is referred to herein as the “Operating Partnership.” In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, we acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Operating Partnership, transferred all of its general partnership interests to us, and we were admitted as a substitute general partner of the Operating Partnership.

On August 28, 2020, we, Steadfast Income Advisor, LLC, the initial limited partner of the Operating Partnership, or SIR Advisor, Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Operating Partnership, or STAR III Advisor, Wellington VVM LLC, a Delaware limited liability company and limited partner of the Operating Partnership, or Wellington, and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Operating Partnership, or Copans, and together with Wellington, “VV&M”, entered into a Second Amended and Restated Agreement of Limited Partnership, or the Second A&R Partnership Agreement, in order to, among other things, reflect the consummation of the Operating Partnership Mergers.

The purpose of the pre-internalization Operating Partnership Mergers was to simplify our corporate structure so that we had a single operating partnership as our direct subsidiary.

Internalization Transaction

On August 31, 2020, we and the Operating Partnership entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with Steadfast REIT Investments, LLC, our former sponsor, or SRI, which resulted in the internalization of our external management functions provided by Steadfast Apartment Advisor, LLC, our former external advisor, which we refer to as our “Former Advisor,” and its affiliates. Prior to the Internalization Closing, which took place contemporaneously with the execution of the Contribution &

Purchase Agreement (as defined below) on August 31, 2020, or the Internalization Closing, Steadfast Investment Properties, Inc., a California corporation, or SIP, Steadfast REIT Services, Inc., a California corporation, or Steadfast REIT Services, and their respective affiliates owned and operated all of the assets necessary to operate as a self-managed company, and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement, between us, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company, or SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights, or the Contribution, in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash, or the Cash Consideration, and (2) 6,155,613.92 Class B units of limited partnership interests in the Operating Partnership, or the Class B OP Units, having the agreed value set forth in the Contribution and Purchase Agreement, or the OP Unit Consideration. In addition, we purchased all of our Class A Convertible Stock held by the Former Advisor for $1,000. As a result of the Internalization Transaction, we became self-managed and acquired components of the advisory, asset management and property management operations of the Former Advisor and its affiliates by hiring the employees, who comprise the workforce necessary for the management and day-to-day real estate and accounting operations for us and the Operating Partnership. Additional information on the Internalization Transaction can be found on our Current Report in Form 8-K filed with the SEC on September 3, 2020. See also Note 3 (Internalization Transaction) to our consolidated financial statements in this Quarterly Report.

On July 16, 2021, we received a derivative demand letter addressed to our board of directors, purportedly sent on behalf of two stockholders, relating to the Internalization Transaction. The letter demanded that our board of directors appoint a committee to investigate the Internalization Transaction and, among other things, determine whether there exists any basis for us to pursue claims relating to that transaction, including for recovery of payments made in the transaction. We are considering the request.

The Former Advisor

Prior to the Internalization Transaction, our day-to-day operations were externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between us and the Former Advisor, as amended, the “Advisory Agreement.” On August 31, 2020, prior to the Internalization Closing, we, the Former Advisor and the Operating Partnership entered into a Joinder Agreement pursuant to which the Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Internalization Closing, we and the Former Advisor entered into the First Amendment to Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 were paid in cash to the Former Advisor by the Operating Partnership. In connection with the Internalization Transaction, STAR REIT Services, LLC, our subsidiary, or SRS, assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Operating Partnership

Substantially all of our business is conducted through the Operating Partnership. We are the sole general partner of the Operating Partnership. As a condition to the Internalization Closing, on August 31, 2020, we, as the general partner and parent of the Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership, which is referred to herein as the “Operating Partnership Agreement”, to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued as the OP Unit Consideration.

The Operating Partnership Agreement provides that the Operating Partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation, rather than as a disregarded entity.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2014. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Failing to qualify as a REIT could materially and adversely affect our net income and results of operations.

Market Outlook

The global COVID-19 pandemic and resulting shutdown of large components of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The degree to which our business is impacted by the COVID-19 pandemic will depend on a number of variables, including access to testing and vaccines, the reimposition of “shelter in place” orders, new strains of the virus and the continuation of new COVID-19 cases throughout the world.

While all property classes have been adversely impacted by last year’s economic downturn, we believe we are well-positioned to navigate this unprecedented period. We believe multifamily properties have been less adversely impacted than hospitality and retail properties, and our portfolio of moderate-income apartments should outperform other classes of multifamily properties. We also believe that long-run economic and demographic trends should benefit our existing portfolio. Home ownership rates should remain low. Millennials and Baby Boomers, the two largest demographic groups comprising roughly half of the total population in the United States, are expected to continue to increasingly choose rental housing over home ownership. Baby Boomers are downsizing their suburban homes and relocating to multifamily apartments while Millennials are renting multifamily apartments due to high levels of student debt and increased credit standards in order to qualify for a home mortgage. These factors should lead to continued growth as the economy recovers.

Our Real Estate Portfolio

As of June 30, 2021, we owned the 70 multifamily apartment communities and three parcels of land held for the development of apartment homes listed below:

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
1	Villages at Spring Hill Apartments	Spring Hill, TN	5/22/2014	176	$14,200,000	(4)	98.9%	95.5%	$1,120	$1,093
2	Harrison Place Apartments	Indianapolis, IN	6/30/2014	307	27,864,250	(4)	97.7%	96.1%	995	967
3	The Residences on McGinnis Ferry	Suwanee, GA	10/16/2014	696	98,500,000	(4)	96.3%	95.1%	1,379	1,331
4	The 1800 at Barrett Lakes	Kennesaw, GA	11/20/2014	500	49,000,000	40,674,187	98.0%	95.4%	1,114	1,089
5	The Oasis	Colorado Springs, CO	12/19/2014	252	40,000,000	39,543,649	96.4%	94.4%	1,455	1,411
6	Columns on Wetherington	Florence, KY	2/26/2015	192	25,000,000	(4)	97.9%	95.3%	1,205	1,134
7	Preston Hills at Mill Creek	Buford, GA	3/10/2015	464	51,000,000	(4)	97.4%	96.6%	1,230	1,193
8	Eagle Lake Landing Apartments	Speedway, IN	3/27/2015	277	19,200,000	(4)	96.0%	91.3%	870	826
9	Reveal on Cumberland	Fishers, IN	3/30/2015	220	29,500,000	20,879,557	97.3%	96.8%	1,147	1,125
10	Heritage Place Apartments	Franklin, TN	4/27/2015	105	9,650,000	8,605,842	95.2%	96.2%	1,159	1,132
11	Rosemont at East Cobb	Marietta, GA	5/21/2015	180	16,450,000	13,276,942	97.8%	95.6%	1,094	1,071
12	Ridge Crossings Apartments	Hoover, AL	5/28/2015	720	72,000,000	57,744,175	96.5%	95.1%	1,038	1,008
13	Bella Terra at City Center	Aurora, CO	6/11/2015	304	37,600,000	(4)	96.4%	95.1%	1,177	1,153
14	Hearthstone at City Center	Aurora, CO	6/25/2015	360	53,400,000	(4)	96.4%	93.3%	1,221	1,149
15	Arbors at Brookfield	Mauldin, SC	6/30/2015	702	66,800,000	(4)	94.3%	94.7%	932	901
16	Carrington Park	Kansas City, MO	8/19/2015	298	39,480,000	(4)	97.3%	95.0%	1,080	1,063
17	Delano at North Richland Hills	North Richland Hills, TX	8/26/2015	263	38,500,000	31,876,472	95.8%	97.0%	1,467	1,492
18	Meadows at North Richland Hills	North Richland Hills, TX	8/26/2015	252	32,600,000	26,635,748	92.1%	97.2%	1,439	1,417
19	Kensington by the Vineyard	Euless, TX	8/26/2015	259	46,200,000	33,364,644	96.9%	96.5%	1,482	1,470
20	Monticello by the Vineyard	Euless, TX	9/23/2015	354	52,200,000	40,901,065	98.0%	95.2%	1,348	1,315
21	The Shores	Oklahoma City, OK	9/29/2015	300	36,250,000	23,191,700	97.3%	96.3%	1,057	1,031
22	Lakeside at Coppell	Coppell, TX	10/7/2015	315	60,500,000	47,949,546	94.9%	94.9%	1,727	1,708
23	Meadows at River Run	Bolingbrook, IL	10/30/2015	374	58,500,000	41,429,758	96.0%	95.2%	1,456	1,421
24	PeakView at T-Bone Ranch	Greeley, CO	12/11/2015	224	40,300,000	(4)	92.9%	94.2%	1,344	1,340
25	Park Valley Apartments	Smyrna, GA	12/11/2015	496	51,400,000	48,670,737	97.6%	96.4%	1,058	1,051
26	PeakView by Horseshoe Lake	Loveland, CO	12/18/2015	222	44,200,000	38,079,007	98.6%	95.5%	1,414	1,396

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
27	Stoneridge Farms	Smyrna, TN	12/30/2015	336	$47,750,000	$45,400,708	95.2%	94.6%	$1,267	$1,239
28	Fielder’s Creek	Englewood, CO	3/23/2016	217	32,400,000	(4)	95.9%	94.9%	1,206	1,180
29	Landings of Brentwood	Brentwood, TN	5/18/2016	724	110,000,000	—	96.4%	95.4%	1,274	1,252
30	1250 West Apartments	Marietta, GA	8/12/2016	468	55,772,500	(4)	97.0%	96.4%	1,125	1,051
31	Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	9/29/2016	334	66,050,000	(4)	97.9%	96.4%	1,530	1,485
32	Garrison Station(5)	Murfreesboro, TN	5/30/2019	95	17,703,957	14,831,682	57.9%	—%	1,207	—
33	Eleven10 @ Farmers Market	Dallas, TX	1/28/2020	313	62,063,929	35,175,943	95.5%	94.2%	1,343	1,379
34	Patina Flats at the Foundry	Loveland, CO	2/11/2020	155	45,123,782	(4)	96.1%	93.5%	1,339	1,275
35	Clarion Park Apartments(6)	Olathe, KS	3/6/2020	220	21,121,795	12,637,163	95.0%	93.6%	807	843
36	Spring Creek Apartments(6)	Edmond, OK	3/6/2020	252	28,186,894	16,976,264	97.6%	96.0%	872	895
37	Montclair Parc Apartment Homes(6)	Oklahoma City, OK	3/6/2020	360	40,352,125	(7)	94.4%	96.1%	861	905
38	Hilliard Park Apartments(6)	Columbus, OH	3/6/2020	201	28,599,225	11,677,454	97.0%	97.0%	1,201	1,149
39	Sycamore Terrace Apartments(6)	Terre Haute, IN	3/6/2020	250	34,419,259	23,015,965	96.4%	94.8%	1,187	1,155
40	Hilliard Summit Apartments(6)	Columbus, OH	3/6/2020	208	31,087,442	14,121,206	97.6%	95.7%	1,277	1,260
41	Forty 57 Apartments(6)	Lexington, KY	3/6/2020	436	63,030,831	33,515,762	98.2%	95.2%	987	964
42	Riverford Crossing Apartments(6)	Frankfort, KY	3/6/2020	300	38,139,145	19,114,002	97.3%	95.7%	1,061	1,002
43	Hilliard Grand Apartments(6)	Dublin, OH	3/6/2020	314	50,549,232	23,793,453	96.5%	94.3%	1,306	1,280
44	Deep Deuce at Bricktown(6)	Oklahoma City, OK	3/6/2020	294	52,519,973	33,340,580	95.2%	95.2%	1,239	1,242
45	Retreat at Quail North(6)	Oklahoma City, OK	3/6/2020	240	31,945,162	13,482,796	97.1%	97.1%	982	986
46	Tapestry Park Apartments(8)	Birmingham, AL	3/6/2020	354	68,840,769	48,699,796	93.5%	97.2%	1,414	1,380
47	BriceGrove Park Apartments(6)	Canal Winchester, OH	3/6/2020	240	27,854,616	(7)	97.5%	94.6%	978	936
48	Retreat at Hamburg Place(6)	Lexington, KY	3/6/2020	150	21,341,085	(7)	98.0%	97.3%	1,051	1,026
49	Villas at Huffmeister(6)	Houston, TX	3/6/2020	294	41,720,117	27,290,725	98.6%	97.6%	1,170	1,190
50	Villas of Kingwood(6)	Kingwood, TX	3/6/2020	330	54,428,708	34,717,002	96.1%	95.5%	1,220	1,207
51	Waterford Place at Riata Ranch(6)	Cypress, TX	3/6/2020	228	28,278,262	(7)	95.6%	95.2%	1,132	1,122
52	Carrington Place(6)	Houston, TX	3/6/2020	324	42,258,525	(7)	96.6%	95.7%	1,093	1,059
53	Carrington at Champion Forest(6)	Houston, TX	3/6/2020	284	37,280,704	(7)	96.5%	94.7%	1,092	1,103
54	Carrington Park at Huffmeister(6)	Cypress, TX	3/6/2020	232	33,032,451	20,819,072	97.4%	97.0%	1,195	1,179

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
55	Heritage Grand at Sienna Plantation(6)	Missouri City, TX	3/6/2020	240	$32,796,345	$14,098,517	96.7%	95.4%	$1,105	$1,104
56	Mallard Crossing Apartments(6)	Loveland, OH	3/6/2020	350	52,002,345	(7)	94.3%	94.9%	1,169	1,150
57	Reserve at Creekside(6)	Chattanooga, TN	3/6/2020	192	24,522,910	15,042,588	98.4%	95.8%	1,153	1,096
58	Oak Crossing Apartments(6)	Fort Wayne, IN	3/6/2020	222	32,391,032	21,569,095	98.6%	94.6%	1,050	1,026
59	Double Creek Flats(6)	Plainfield, IN	3/6/2020	240	35,490,439	23,571,744	97.5%	95.8%	1,110	1,075
60	Jefferson at Perimeter Apartments(6)	Dunwoody, GA	3/6/2020	504	113,483,898	73,020,091	95.0%	96.2%	1,355	1,334
61	Bristol Village Apartments(6)	Aurora, CO	3/6/2020	240	62,019,009	34,980,995	96.3%	96.7%	1,451	1,400
62	Canyon Resort at Great Hills Apartments(6)	Austin, TX	3/6/2020	256	48,319,858	31,644,623	89.5%	95.3%	1,375	1,371
63	Reflections on Sweetwater Apartments(6)	Lawrenceville, GA	3/6/2020	280	47,727,470	30,837,085	98.2%	97.5%	1,168	1,148
64	The Pointe at Vista Ridge(6)	Lewisville, TX	3/6/2020	300	51,625,394	31,023,229	98.0%	96.0%	1,300	1,282
65	Belmar Villas(6)	Lakewood, CO	3/6/2020	318	79,351,923	46,819,687	95.6%	94.7%	1,362	1,355
66	Sugar Mill Apartments(6)	Lawrenceville, GA	3/6/2020	244	42,784,645	24,832,254	97.5%	96.7%	1,211	1,154
67	Avery Point Apartments(6)	Indianapolis, IN	3/6/2020	512	55,706,852	31,268,630	94.7%	95.3%	867	841
68	Cottage Trails at Culpepper Landing(6)	Chesapeake, VA	3/6/2020	183	34,657,950	23,127,034	98.4%	97.8%	1,473	1,410
69	Arista at Broomfield(8)	Broomfield, CO	3/13/2020	—	8,950,417	—	—%	—%	—	—
70	VV&M Apartments	Dallas, TX	4/21/2020	310	59,969,074	45,328,745	96.8%	92.6%	1,309	1,363
71	Flatirons Apartments(9)	Broomfield, CO	6/19/2020	—	8,989,353	—	—%	—%	—	—
72	Los Robles	San Antonio, TX	11/19/2020	306	51,620,836	—	96.4%	90.5%	1,272	1,261
73	Ballpark Apartments at Town Madison	Huntsville, AL	6/29/2021	274	77,466,685	—	92.7%	—%	1,438	—
				21,936	$3,254,370,156	$1,388,596,919	96.2%	95.4%	$1,198	$1,173

________________

(1)	As of June 30, 2021, our portfolio was approximately 98.1% leased, calculated using the number of occupied and contractually leased apartment homes divided by total apartment homes.
(2)	Average monthly rent is based upon the effective rental income for the month of June 2021 after considering the effect of vacancies, concessions and write-offs.
(3)

Mortgage debt outstanding is net of deferred financing costs, net and premiums and discounts, net associated with the loans for each individual property listed above but excludes the principal balance of $750,477,000 and associated deferred financing costs of $5,191,773 related to the refinancings pursuant to our credit facilities and revolver, each as described herein.

(4)	Properties secured under the terms of the Master Credit Facility Agreement, or MCFA, with Newmark Group Inc., formerly Berkeley Point Capital, LLC, or the Facility Lender.
(5)

We acquired the Garrison Station property on May 30, 2019, which included unimproved land, currently zoned as a planned unit development, or PUD. The current zoning permits the development of the property into a multifamily community with 176 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market. On October 16, 2019, we obtained a loan from PNC Bank, National Association, or PNC Bank, in an amount up to a maximum principal balance of $19,800,000 to finance a portion of the development and construction. As of June 30, 2021, five buildings comprised of 95 apartment homes were placed in service and were 95.7% leased, and are included within total real estate held for investment, net in the accompanying consolidated balance sheets.

(6)

We acquired 36 real estate properties in the Mergers on March 6, 2020, for an aggregate purchase price of $1,575,891,924, which represents the fair value of the acquired real estate assets including capitalized transaction costs.

(7)	Properties secured under the terms of a Master Credit Facility Agreement with PNC Bank, or the PNC MCFA.
(8)

We acquired the Arista at Broomfield property on March 13, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 325 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market.

(9)

We acquired the Flatirons property on June 19, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 296 apartment homes of studio, 1 and 2-bedrooms with a typical mix for this market.

Critical Accounting Policies

The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. Our critical accounting policies are described in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, filed with the SEC on March 12, 2021. There have been no significant changes in our critical accounting policies from those reported in our Annual Report, or the Annual Report, except for the accounting policy regarding casualty loss, which is described below. With respect to these critical accounting policies, we believe that the application of judgments and assessments is consistently applied and produces financial information that fairly depicts the results of operations for all periods presented.

Casualty Loss

We carry liability insurance to mitigate our exposure to certain losses, including those relating to property damage and business interruption. We record the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is recorded in other income when the proceeds are received. During the six months ended June 30, 2021, we incurred property damage and other losses of $23,164,541, which was recorded as general and administrative expenses, with a corresponding insurance recoveries income up to the amount of losses incurred (as described above) within general and administrative expenses in the accompanying consolidated statements of operations.

Distributions

Our board of directors has declared daily distributions that are paid on a monthly basis. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. We may declare distributions in excess of our funds from operations. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year.

Distributions declared (1) accrued daily to our stockholders of record as of the close of business on each day, (2) are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month and (3) were calculated at a rate of $0.002466 per share per day during the month of January 2021, which if paid each day over a 365-day period, is equivalent to $0.90 per share, and were calculated at a rate of $0.001438 per share per day commencing on February 1, 2021 through June 30, 2021, which if paid each day over a 365-day period, is equivalent to $0.525 per share.

The distributions declared and paid during the first and second fiscal quarters ended June 30, 2021, along with the amount of distributions reinvested pursuant to the distribution reinvestment plan were as follows:

			Distributions Paid(3)			Sources of Distributions Paid
Period	Distributions Declared(1)	Distributions Declared Per Share(1)(2)	Cash	Reinvested	Total	Cash Flow From Operations	Funds Equal to Amounts Reinvested in our Distribution Reinvestment Plan	Net Cash Provided by Operating Activities
1st Quarter 2021	$18,909,212	$0.161	$18,012,522	$4,600,603	$22,613,125	$4,040,865	$18,572,260	$4,040,865
2nd Quarter 2021	15,355,645	0.131	12,412,151	3,108,489	15,520,640	15,520,640	—	25,001,402
	$34,264,857	$0.292	$30,424,673	$7,709,092	$38,133,765	$19,561,505	$18,572,260	$29,042,267

____________________

(1)

Distributions during the month ended January 2021 were based on daily record dates and calculated at a rate of $0.002466 per share per day. On January 12, 2021, our board of directors determined to reduce the distribution rate to $0.001438 per share per day commencing on February 1, 2021 and ending February 28, 2021, which was extended through June 30, 2021, and which if paid each day over a 365-day period is equivalent to $0.525 per share.

(2)	Assumes each share was issued and outstanding each day during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately three days following month end.

For the three and six months ended June 30, 2021, we paid aggregate distributions of $15,520,640 and $38,133,765, including $12,412,151 and $30,424,673 of distributions paid in cash and 199,903 and 501,978 shares of our common stock issued pursuant to our distribution reinvestment plan for $3,108,489 and $7,709,092, respectively. For the three and six months ended June 30, 2021, our net loss was $13,700,912 and $28,510,475, we had funds from operations, or FFO, of $19,351,234 and $38,193,000 and net cash provided by operations of $25,001,402 and $29,042,267, respectively. For the three and six months ended June 30, 2021, we funded $15,520,640 and $19,561,505, or 100% and 51%, of total distributions paid, including shares issued pursuant to our distribution reinvestment plan, from net cash provided by operating activities and $0 and $18,572,260, or 0% and 49%, from funds equal to our distribution reinvestment plan, respectively. Since inception, of the $324,530,825 in total distributions paid through June 30, 2021, including shares issued pursuant to our distribution reinvestment plan, 67% of such amounts were funded from cash flow from operations, 27% were funded from funds equal to amounts reinvested in our distribution reinvestment plan and 6% were funded from net public offering proceeds. For information on how we calculate FFO and the reconciliation of FFO to net loss, see “—Funds from Operations and Modified Funds from Operations.”

Our long-term policy is to pay distributions solely from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings or offering proceeds. We have not established a limit on the amount of proceeds we may use from sources other than cash flow from operations to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. Our operations could be materially negatively affected if the economic downturn is prolonged, which could adversely affect our operating results and therefore our ability to pay our distributions.

Inflation

Substantially all of our multifamily property leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally will minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore will expose us to the effects of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter term leases.

With respect to other commercial properties, we expect in the future to include provisions in our leases designed to protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance.

As of June 30, 2021, we had not entered into any material leases as a lessee, except for a sub-lease entered into in connection with the Internalization Transaction on September 1, 2020. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

REIT Compliance

To continue to qualify as a REIT for tax purposes, we are required to distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP) to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We monitor the operations and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following the year we initially elected to be taxed as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates.

Liquidity and Capital Resources

We use secured borrowings, and intend to use in the future secured and unsecured borrowings. At June 30, 2021, our debt was approximately 56% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets, which generally approximates to 75% of the aggregate cost of our assets, though we may exceed this limit only under certain circumstances.

Our principal demand for funds will be to fund value-enhancement, a portion of development projects and other capital improvement projects, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs, other than asset acquisitions, from operations. Otherwise, we expect that our principal sources of working capital will include:

•	unrestricted cash balance, which was $160,949,592 as of June 30, 2021;

•	various forms of secured and unsecured financing;
•	equity capital from joint venture partners; and
•	proceeds from our distribution reinvestment plan.

Over the short term, we believe that our sources of capital, specifically our cash balances, cash flow from operations, our ability to raise equity capital from joint venture partners and our ability to obtain various forms of secured and unsecured financing will be adequate to meet our liquidity requirements and capital commitments.

Over the longer term, in addition to the same sources of capital we will rely on to meet our short-term liquidity requirements, we may also conduct additional public or private offerings of our securities, refinance debt or dispose of assets to fund our operating activities, debt service, distributions and future property acquisitions and development projects. We expect these resources will be adequate to fund our ongoing operating activities as well as providing capital for investment in future development and other joint ventures along with potential forward purchase commitments.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 of our indirect wholly-owned subsidiaries terminated the existing mortgage loans with their lenders for an aggregate principal amount of $479,318,649 and entered into the MCFA with the Facility Lender, for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, we and the Facility Lender amended the MCFA to include Patina Flats at the Foundry and an unencumbered multifamily property owned by us as substitute collateral for three multifamily properties disposed of and released from the MCFA. We also increased our outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month London Interbank Offered Rate, or LIBOR, plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless, in each case, the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. We paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid our Former Advisor a loan coordination fee of $3,061,855.

PNC Master Credit Facility

On June 17, 2020, seven of our indirect wholly-owned subsidiaries, each a “Borrower” and collectively, the “Facility Borrowers” entered into the PNC MCFA with PNC Bank, for an aggregate principal amount of $158,340,000. The PNC MCFA provides for two tranches: (1) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (2) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. We paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, we entered into a revolving credit loan facility, or the Revolver, with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances, each, a “Revolver Loan”, solely for the purpose of financing the costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension, as further described in the loan agreement. Advances made under the Revolver are secured by the Landings at Brentwood property.

We have the option to select the interest rate in respect of the outstanding unpaid principal amount of the Revolver Loans from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread. No amounts were outstanding on the Revolver as of June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which is included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of
	June 30, 2021	December 31, 2020
Principal balance on MCFA, gross	$592,137,000	$592,137,000
Principal balance on PNC MCFA, gross	158,340,000	158,340,000
Deferred financing costs, net on MCFA(1)	(3,202,518)	(3,436,850)
Deferred financing costs, net on PNC MCFA(2)	(1,599,176)	(1,689,935)
Deferred financing costs, net on Revolver(3)	(390,079)	(487,329)
Credit facilities, net	$745,285,227	$744,862,886

_______________

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of June 30, 2021 and December 31, 2020, was $1,532,597 and $1,298,265, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of June 30, 2021 and December 31, 2020, was $190,042 and $99,283, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of June 30, 2021 and December 31, 2020, was $198,799 and $101,549, respectively.

Forward Contracts

On May 6, 2021 and June 14, 2021, we entered into agreements, or the Forward Contract Obligations, with the general contractor, or GC, to acquire, for a fixed price, a lumber material package and mixed material package to be used in the construction of the Arista at Broomfield development. Under the Forward Contract Obligations, the GC is obligated to deliver the specific package of lumber and mixed materials and we are obligated to pay, the agreed upon sum of $8,949,562 and $6,532,344 to the GC upon delivery, which is estimated to be late summer or early fall 2021. Pursuant to the Forward Contract Obligations, the GC owns and is responsible for storage of the lumber and mixed material packages prior to delivery to us. The Forward Contract Obligations are recorded in the consolidated financial statements in the period in which the Forward Contract Obligations are cancelled or the lumber and or mixed material packages are purchased from the GC for use in the development.

Construction loan

On October 16, 2019, we entered into an agreement with PNC Bank for a construction loan related to the development of Garrison Station, a development project in Murfreesboro, TN, in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest on the construction loan is daily

LIBOR plus 2.00%, which then reduces to the daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio (“DSCR”) of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of their affiliates. As of June 30, 2021 and December 31, 2020, the principal outstanding balance on the construction loan was $14,831,682 and $6,264,549, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, we assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. We recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consisted of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471
Assumed Principal Mortgage Notes Payable	29				$791,020,471

Reference Rate Reform

In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. We are monitoring the market transition from the LIBOR and other inter bank offered rates to alternative reference rates, such as the secured overnight financing rate, or SOFR, which we refer to as reference rate reform. For more information on reference rate reform, see Note 2 (Summary of Significant Accounting Policies) to our consolidated financial statements in this Quarterly Report for details. We identified the instruments influenced by LIBOR to be our variable rate mortgage notes payable and interest rate cap agreements, a majority of which, are expected to continue to use LIBOR through June 2023 or beyond until lenders and other market participants finalize their transition plans. Once transition plans are finalized, it is expected that SOFR will be used. Given the nature of the expected changes to our interest rate cap agreements (all of which mature by July 1, 2023 and are not expected to transition to SOFR) and variable rate mortgage notes payable, we expect to meet the conditions of the practical expedients provided by the FASB and elect to not apply the modification accounting requirements to our contracts affected by the reference rate reform within the permitted period of December 31, 2022.

Cash Flows Provided by Operating Activities

During the six months ended June 30, 2021, net cash provided by operating activities was $29,042,267, compared to $26,067,550 for the six months ended June 30, 2020. The increase in our net cash provided by operating activities is primarily due to a decrease in investment management fees, loan coordination fees, property management fees and property management reimbursements paid to our Former Advisor as a result of the Internalization Transaction, partially offset by an increase in interest payments and an increase related to the damage caused to certain multifamily properties impacted by the winter storm that took place in February 2021, compared to the same prior year period.

Cash Flows (Used in) Provided by Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities was $104,543,729, compared to $31,202,385 of net cash provided by investing activities during the six months ended June 30, 2020. The increase in our net cash used in investing activities was primarily due to the increase in cash and restricted cash acquired in connection with the

Mergers, net of transaction costs, and the decrease in net proceeds from the sale of real estate investments, partially offset by the decrease in the acquisition of land held for the development of apartment homes during the six months ended June 30, 2021, compared to the same prior year period. Net cash used in investing activities during the six months ended June 30, 2021, consisted of the following:

•	$75,966,685 of cash used for the acquisition of real estate investments;
•	$17,869,569 of cash used for improvements to real estate investments;
•	$9,861,232 of cash used for additions to real estate held for development;
•	$1,500,000 of cash used for escrow deposits for real estate acquisitions;
•	$12,200 of cash used for interest rate cap agreements; and
•	$665,957 of cash provided by proceeds from insurance claims.

Cash Flows (Used in) Provided by Financing Activities

During the six months ended June 30, 2021 and 2020, net cash used in financing activities was $32,346,277, compared to $161,532,802 of net cash provided by financing activities during the six months ended June 30, 2020. The change from net cash provided by financing activities to net cash used in financing activities was primarily due to a decrease in proceeds received from borrowings on the MCFA and PNC MCFA, an increase in payments on our mortgage notes payable, and an increase in distributions paid to and repurchases of common stock from common stockholders during the six months ended June 30, 2021, compared to the six months ended June 30, 2020, partially offset by a decrease in deferred financing costs and an increase in proceeds from the issuance of mortgage notes payable during the six months ended June 30, 2021, compared to the same prior year period. Net cash used in financing activities during the six months ended June 30, 2021, consisted of the following:

•	$4,379,959 of net cash from the issuance of a mortgage note payable after $4,187,174, of principal payments on mortgage notes payable;
•	$30,424,673 of net cash distributions to our stockholders, after giving effect to distributions reinvested by stockholders of $7,709,092; and
•	$6,301,563 of cash paid for the repurchase of common stock.

Contractual Commitments and Contingencies

As of June 30, 2021, we had (1) indebtedness totaling $2,133,882,146, comprised of an aggregate principal amount of $2,142,186,851, net deferred financing costs of $11,273,390 and net premiums of $2,968,685 and (2) the Forward Contract Obligations of $15,481,906. The following is a summary of our contractual obligations as of June 30, 2021:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments on outstanding debt obligations(1)	$577,003,363	$40,311,258	$156,808,655	$145,620,947	$234,262,503
Principal payments on outstanding debt obligations(2)	2,142,186,851	4,475,904	110,349,830	255,770,627	1,771,590,490
Forward contract obligations(3)	15,481,906	15,481,906	—	—	—
Total	$2,734,672,120	$60,269,068	$267,158,485	$401,391,574	$2,005,852,993

________________

•

Scheduled interest payments on outstanding debt obligations are based on the outstanding principal amounts and interest rates in effect at June 30, 2021. We incurred interest expense of $20,087,353 and $39,895,031 during the three and six months ended June 30, 2021, including amortization of deferred financing costs totaling $548,784 and $1,097,565, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $9,617 and $(1,203), amortization of net loan premiums and discounts of $(423,160) and $(841,049), credit facility commitment fees of $31,417 and $65,991, imputed interest on the finance lease portion of the sublease of $86 and $193, and capitalized interest of $244,822 and $560,066, respectively. The capitalized interest is included in real estate on the consolidated balance sheets.

•

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude net deferred financing costs and any loan premiums or discounts associated with certain notes payable.

•

Scheduled payments on the Forward Contract Obligations are based on the terms of the forward contract agreements entered into with the GC on May 6, 2021 and June 14, 2021, for the lumber and mixed material packages required to construct the Arista at Broomfield project according to the approved plans, locking in the price of the lumber and mixed materials as of that date.

     Our debt obligations contain customary financial and non-financial debt covenants. As of June 30, 2021 and December 31, 2020, we were in compliance with all debt covenants.

Results of Operations

Overview

The discussion that follows is based on our consolidated results of operations for the three and six months ended June 30, 2021 and 2020. The ability to compare one period to another is primarily affected by (1) the acquisitions and dispositions of multifamily properties inclusive of 36 multifamily properties acquired in the Mergers during the six months ended June 30, 2020, the acquisition of two multifamily properties since June 30, 2020, the disposition of two multifamily properties since June 30, 2020, and to a lesser extent placing into service 95 apartment homes previously held for development during the six months ended June 30, 2021, and (2) the Internalization Closing. As of June 30, 2021, we owned 70 multifamily properties and three parcels of land held for the development of apartment homes. Our results of operations were also affected by our value-enhancement activity completed through June 30, 2021.

Our results of operations for the three and six months ended June 30, 2021 and 2020, are not indicative of those expected in future periods. We continued to perform value-enhancement projects, which may have an impact on our future results of operations. As a result of the Internalization Transaction, we are now a self-managed REIT and no longer bear the costs of the various fees and expense reimbursements previously paid to our Former Advisor and its affiliates. However, our expenses include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by our Former Advisor and its affiliates.

Additionally, the outbreak of COVID-19 impacted our residents’ ability to pay rent which in turn could impact our future revenues and expenses. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information, which may emerge concerning the severity of “future waves” of COVID-19 outbreaks, the success of actions taken to contain or treat COVID-19, access to testing and vaccines, and reactions by consumers, companies, governmental entities and capital markets.

To provide additional insight into our operating results, we are also providing a detailed analysis of same-store versus non-same-store net operating income, or NOI. For more information on NOI and a reconciliation of NOI (a non-GAAP financial measure) to net loss, see “—Net Operating Income.”

Consolidated Results of Operations for the Three Months Ended June 30, 2021, Compared to the Three Months Ended June 30, 2020

The following table summarizes the consolidated results of operations for the three months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,				$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2021	2020	Change $	Change %
Total revenues	$85,624,632	$80,295,594	$5,329,038	7%	$(232,246)	$5,561,284
Operating, maintenance and management	(21,333,781)	(19,719,766)	(1,614,015)	(8)%	21,001	(1,635,016)
Real estate taxes and insurance	(14,587,524)	(13,667,771)	(919,753)	(7)%	(303,432)	(616,321)
Fees to affiliates	(4,263)	(13,709,333)	13,705,070	100%	256,514	13,448,556
Depreciation and amortization	(33,277,511)	(53,455,666)	20,178,155	38%	1,247,739	18,930,416
Interest expense	(20,087,353)	(19,715,318)	(372,035)	(2)%	302,746	(674,781)
General and administrative expenses	(11,736,380)	(5,272,855)	(6,463,525)	(123)%	18,713	(6,482,238)
Impairment of real estate	—	(5,039,937)	5,039,937	100%	5,039,937	—
Interest income	98,049	134,262	(36,213)	(27)%	119	(36,332)
Insurance proceeds in excess of losses incurred	31,873	57,689	(25,816)	(45)%	—	(25,816)
Equity in loss from unconsolidated joint venture	—	(2,968,207)	2,968,207	100%	—	2,968,207
Fees and other income from affiliates	1,571,346	—	1,571,346	100%	—	1,571,346
Net loss	$(13,700,912)	$(53,061,308)	$39,360,396	74%

NOI(3)	$49,699,064	$43,694,146	$6,004,918	14%
FFO(4)	$19,351,234	$8,884,356	$10,466,878	118%
MFFO(4)	$20,146,618	$10,251,910	$9,894,708	97%

________________

(1)

Represents the favorable (unfavorable) dollar amount change for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, related to multifamily properties acquired, disposed of, or placed in service, on or after April 1, 2020.

(2)

Represents the favorable (unfavorable) dollar amount change for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

(3)

NOI is a non-GAAP financial measure used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings. However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of our properties and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs, all of which are significant economic costs. For additional information on how we calculate NOI and a reconciliation of NOI to net loss, see “—Net Operating Income.”

(4)

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. Additionally, we use modified funds from operations, or MFFO, as defined by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or IPA, as a supplemental measure to evaluate our operating performance. MFFO is based on FFO but includes certain adjustments we believe are necessary due to changes in accounting and reporting under GAAP since the establishment of FFO. Neither FFO nor MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of liquidity. For additional information on how we calculate FFO and MFFO and a reconciliation of FFO and MFFO to net loss, see “—Funds From Operations and Modified Funds From Operations.”

Net loss

For the three months ended June 30, 2021, we had a net loss of $13,700,912 compared to a net loss of $53,061,308 for the three months ended June 30, 2020. The decrease in net loss of $39,360,396 over the comparable prior year period was due to the increase in total revenues of $5,329,038, the decrease in fees to affiliates of $13,705,070, the decrease in depreciation and amortization expense of $20,178,155, the decrease in the impairment of real estate of $5,039,937, the decrease in loss from unconsolidated joint venture of $2,968,207, and the increase in fees and other income from affiliates of $1,571,346, partially offset by the increase in operating, maintenance and management expenses of $1,614,015, the increase in real estate taxes and insurance of $919,753, the increase in interest expense of $372,035, the increase in general and administrative expenses of $6,463,525, the decrease in interest income of $36,213, and the decrease in insurance proceeds in excess of losses incurred of $25,816.

Total revenues

Total revenues were $85,624,632 for the three months ended June 30, 2021, compared to $80,295,594 for the three months ended June 30, 2020. The increase of $5,329,038 was primarily due to an increase in occupancy from 94.6% as of June 30, 2020 to 96.2% as of June 30, 2021 coupled with an increase in average monthly rents from $1,180 to $1,198 during the same period. We also experienced an increase of $5,561,284 in total revenues at the multifamily properties held throughout both periods as a result of ordinary monthly rent increases and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses for the three months ended June 30, 2021, were $21,333,781 compared to $19,719,766 for the three months ended June 30, 2020. The increase of $1,614,015 was primarily due to increases in information technology related expenses, repairs and maintenance and advertising during the three months ended June 30, 2021 compared to the same prior year period.

Real estate taxes and insurance

Real estate taxes and insurance expenses were $14,587,524 for the three months ended June 30, 2021, compared to $13,667,771 for the three months ended June 30, 2020. The increase of $919,753 was primarily due to an increase in assessed real estate tax values at certain properties in our portfolio.

Fees to affiliates

Fees to affiliates were $4,263 for the three months ended June 30, 2021, compared to $13,709,333 for the three months ended June 30, 2020. The net decrease of $13,705,070 was primarily due to a decrease in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel as a result of the Internalization Transaction.

Depreciation and amortization

Depreciation and amortization expenses were $33,277,511 for the three months ended June 30, 2021, compared to $53,455,666 for the three months ended June 30, 2020. The decrease of $20,178,155 was primarily due to the net decrease in tenant origination and absorption costs acquired in connection with the Mergers of $39,395,837, subsequently amortized since June 30, 2020. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the three months ended June 30, 2021, was $20,087,353 compared to $19,715,318 for the three months ended June 30, 2020. The increase of $372,035 was primarily due to the increase in credit facility borrowings during the three months ended June 30, 2020, which experienced a full quarter of interest expense during the three months ended June 30, 2021.

Included in interest expense is the amortization of deferred financing costs of $548,784 and $482,406, net unrealized loss from the change in fair value of interest rate cap agreements of $9,617 and $24,943, interest on capital leases of $86 and $0, amortization of net loan premiums and discounts of $(423,160) and $(413,858) and costs associated with the refinancing of debt of $0 and $11,484, net of capitalized interest of $244,822 and $193,049, for the three months ended June 30, 2021 and 2020, respectively. The capitalized interest is included in real estate on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2021, were $11,736,380 compared to $5,272,855 for the three months ended June 30, 2020. These general and administrative costs consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $6,463,525 was primarily due to an increase of $6,482,238 in general and administrative expenses predominantly due to payroll costs for the acquired personnel as a result of the Internalization Transaction.

Impairment of real estate assets

Impairment charges of real estate assets for the three months ended June 30, 2021, were $0 compared to $5,039,937 for the three months ended June 30, 2020. The impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three months ended June 30, 2020.

Interest income

Interest income for the three months ended June 30, 2021, was $98,049 compared to $134,262 for the three months ended June 30, 2020. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the three months ended June 30, 2021, was $31,873 compared to $57,689 for the three months ended June 30, 2020. In general, we expect insurance proceeds in excess of losses incurred to be correlated to the volume and severity of insurance related incidents at our multifamily properties.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the three months ended June 30, 2021, was $0 compared to $2,968,207 for the three months ended June 30, 2020. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture had been accounted for as an unconsolidated joint venture under the equity method of accounting. On July 16, 2020, we sold our joint venture interest. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the three months ended June 30, 2021, was $1,571,346 compared to $0 for the three months ended June 30, 2020. The increase of $1,571,346 was primarily income earned pursuant to the SRI Property Management Agreements and Construction Management Agreements with affiliates of our former sponsor and the Transition Services Agreement entered into in connection with the Internalization Transaction. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

Consolidated Results of Operations for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

The following table summarizes the consolidated results of operations for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,				$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2021	2020	Change $	Change %
Total revenues	$168,782,450	$134,009,534	$34,772,916	26%	$30,859,620	$3,913,296
Operating, maintenance and management	(42,098,814)	(32,216,328)	(9,882,486)	(31)%	(8,014,753)	(1,867,733)
Real estate taxes and insurance	(28,444,417)	(22,411,216)	(6,033,201)	(27)%	(5,627,532)	(405,669)
Fees to affiliates	(8,550)	(22,136,629)	22,128,079	100%	8,387,838	13,740,241
Depreciation and amortization	(67,152,017)	(82,031,561)	14,879,544	18%	12,991,096	1,888,448
Interest expense	(39,895,031)	(34,106,272)	(5,788,759)	(17)%	(6,660,530)	871,771
General and administrative expenses	(23,061,791)	(7,703,154)	(15,358,637)	(199)%	206,103	(15,564,740)
Impairment of real estate	—	(5,039,937)	5,039,937	100%	5,039,937	—
Gain on sale of real estate, net	—	11,384,599	(11,384,599)	(100)%	(11,384,599)	—
Interest income	203,068	387,516	(184,448)	(48)%	(118,121)	(66,327)
Insurance proceeds in excess of losses incurred	135,360	124,412	10,948	9%	124,168	(113,220)
Equity in loss from unconsolidated joint venture	—	(3,003,400)	3,003,400	100%	3,003,400	—
Fees and other income from affiliates	3,029,267	—	3,029,267	100%	—	3,029,267
Net loss	$(28,510,475)	$(62,742,436)	$34,231,961	55%

NOI(3)	$98,236,585	$73,832,773	$24,403,812	33%
FFO(4)	$38,193,000	$16,562,739	$21,630,261	131%
MFFO(4)	$39,051,887	$17,944,768	$21,107,119	118%

________________

(1)

Represents the favorable (unfavorable) dollar amount change for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, related to multifamily properties acquired or disposed of, or placed in service, on or after January 1, 2020.

(2)

Represents the favorable (unfavorable) dollar amount change for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

(3)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.
(4)	See “—Funds From Operations and Modified Funds From Operations” below for a reconciliation of FFO and MFFO to net loss.

Net loss

For the six months ended June 30, 2021, we had a net loss of $28,510,475 compared to $62,742,436 for the six months ended June 30, 2020. The decrease in net loss of $34,231,961 over the comparable prior year period was due to an increase in total revenues of $34,772,916, a decrease in fees to affiliates of $22,128,079, a decrease in depreciation and amortization expense of $14,879,544, a decrease in impairment of real estate of $5,039,937, an increase in insurance proceeds in excess of losses incurred of $10,948, a decrease in equity in loss from unconsolidated joint venture of $3,003,400, and an increase in fees and other income from affiliates of $3,029,267, partially offset by an increase in operating, maintenance and management expenses of $9,882,486, an increase in real estate taxes and insurance of $6,033,201, an increase in interest expense of $5,788,759, an increase in general and administrative expenses of $15,358,637, a decrease in gain on sale of real estate, net of $11,384,599, and a decrease in interest income of $184,448.

Total revenues

Total revenues were $168,782,450 for the six months ended June 30, 2021, compared to $134,009,534 for the six months ended June 30, 2020. The increase of $34,772,916 was primarily due to the increase in total revenues of $30,859,620 due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $3,913,296 in total revenues at the multifamily properties held throughout both periods as a result of an increase in occupancy, ordinary monthly rent increases and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses were $42,098,814 for the six months ended June 30, 2021, compared to $32,216,328 for the six months ended June 30, 2020. The increase of $9,882,486 was primarily due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $1,867,733 in operating, maintenance and management expenses at the multifamily properties held throughout both periods due to increases in payroll, information technology related expenses, utilities, repairs and maintenance and advertising.

Real estate taxes and insurance

Real estate taxes and insurance expenses were $28,444,417 for the six months ended June 30, 2021, compared to $22,411,216 for the six months ended June 30, 2020. The increase of $6,033,201 was primarily due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $405,669 in real estate taxes and insurance expenses at the multifamily properties held throughout both periods.

Fees to affiliates

Fees to affiliates were $8,550 for the six months ended June 30, 2021, compared to $22,136,629 for the six months ended June 30, 2020. The decrease of $22,128,079 was primarily due to a decrease in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel as a result of costs savings in connection with the Internalization Transaction.

Depreciation and amortization

Depreciation and amortization expenses were $67,152,017 for the six months ended June 30, 2021, compared to $82,031,561 for the six months ended June 30, 2020. The decrease of $14,879,544 was primarily due to the net decrease in tenant origination and absorption costs acquired in connection with the Mergers of $39,395,837, subsequently amortized since June 30, 2020. In addition, we experienced an increase of $1,888,448 in depreciation expenses at the properties held throughout both periods. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the six months ended June 30, 2021, was $39,895,031 compared to $34,106,272 for the six months ended June 30, 2020. The increase of $5,788,759 was primarily due to the increase in credit facility borrowings during the six months ended June 30, 2020, which experienced a full period of interest expense during the six months ended June 30, 2021.

Included in interest expense is the amortization of deferred financing costs of $1,097,565 and $809,876, net, unrealized (gain) loss on derivative instruments of $(1,203) and $27,194, amortization of net debt premiums of $(841,049) and $(528,440), interest on capital leases of $193 and $0, closing costs associated with the refinancing of debt of $0 and $42,881, credit facility commitment fees of $65,991 and $0, net of capitalized interest of $560,066 and $262,619 and interest on construction loans of $5,395 and $0, for the six months ended June 30, 2021 and 2020, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2021, were $23,061,791 compared to $7,703,154 for the six months ended June 30, 2020. These general and administrative expenses consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $15,358,637 was primarily due to an increase of $15,564,740 in general and administrative expenses predominantly due to payroll costs for the acquired personnel as a result of the Internalization Transaction.

Impairment of real estate assets

Impairment charges of real estate assets for the six months ended June 30, 2021, were $0 compared to $5,039,937 for the six months ended June 30, 2020. The decrease in impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the six months ended June 30, 2020. No impairment charges were recorded during the six months ended June 30, 2021.

Gain on sale of real estate

Gain on sale of real estate for the six months ended June 30, 2021, was $0 compared to $11,384,599 for the six months ended June 30, 2020. The decrease in gain on sale of real estate was due to the gain recognized on the disposition of one multifamily property during the six months ended June 30, 2020, compared to the disposition of no multifamily properties during the six months ended June 30, 2021. Our gain on sale of real estate in future periods will vary based on the opportunity to sell properties and real estate-related investments.

Interest income

Interest income for the six months ended June 30, 2021, was $203,068 compared to $387,516 for the six months ended June 30, 2020. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the six months ended June 30, 2021, was $135,360 compared to $124,412 for the six months ended June 30, 2020. In general, we expect insurance proceeds in excess of losses incurred to be correlated to the volume and severity of insurance related incidents at our multifamily properties.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the six months ended June 30, 2021, was $0 compared to $3,003,400 for the six months ended June 30, 2020. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture had been accounted for as an unconsolidated joint venture under the equity method of accounting. On July 16, 2020, we sold our joint venture interest. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the six months ended June 30, 2021, was 3,029,267 compared to $0 for the six months ended June 30, 2020. The increase of $3,029,267 was solely due to income earned pursuant to the SRI Property Management Agreements and Construction Management Agreements with affiliates of our former sponsor and the Transition Services Agreement entered into in connection with the Internalization Transaction. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

Property Operations for the Three Months Ended June 30, 2021, Compared to the Three Months Ended June 30, 2020

For purposes of evaluating comparative operating performance, we categorize our properties as “same-store” or “non-same-store.” A “same-store” property is a property that was owned at April 1, 2020. A “non-same-store” property is a property that was acquired, placed into service or disposed of after April 1, 2020. As of June 30, 2021, 67 of our properties were categorized as same-store properties.

The following table presents the same-store results from operations for the three months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,
	2021	2020	Change $	Change %
Same-store properties:
Revenues	$82,860,207	$77,298,923	$5,561,284	7.2%
Operating expenses(1)	34,127,043	35,780,899	(1,653,856)	(4.6)%
Net operating income	48,733,164	41,518,024	7,215,140	17.4%

Non-same-store properties:
Net operating income	965,900	2,176,122	(1,210,222)

Total Net operating income(2)	$49,699,064	$43,694,146	$6,004,918

________________

(1)

Same-store operating expenses include operating, maintenance and management expenses, real estate taxes and insurance, certain fees to affiliates and property-level general and administrative expenses.

(2)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.

Net Operating Income

Same-store net operating income for the three months ended June 30, 2021, was $48,733,164 compared to $41,518,024 for the three months ended June 30, 2020. The 17.4% increase in same-store net operating income was a result of a 7.2% increase in same-store rental revenues and a 4.6% decrease in same-store operating expenses.

Revenues

Same-store revenues for the three months ended June 30, 2021, were $82,860,207 compared to $77,298,923 for the three months ended June 30, 2020. The 7.2% increase in same-store revenues was primarily a result of an increase in same-store occupancy from 95.2% as of June 30, 2020, to 96.4% as of June 30, 2021 and ordinary monthly rent increases and monthly rent increases from the completion of value-enhancement projects.

Operating Expenses

Same-store operating expenses for the three months ended June 30, 2021, were $34,127,043 compared to $35,780,899 for the three months ended June 30, 2020. The decrease in same-store operating expenses was primarily attributable to a decrease in property management fees as a result of the Internalization Transaction in addition to a decrease in payroll costs, property related general and administrative expenses and turnover costs, partially offset by an increase in real estate taxes during the three months ended June 30, 2021, compared to the three months ended June 30, 2020.

Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties, to determine trends in earnings and to compute the fair value of our properties as it is not affected by (1) the cost of funds, (2) acquisition costs as applicable, (3) non-

operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (5) general and administrative expenses (including excess property insurance) and non-operating other gains and losses that are specific to us or (6) impairment of real estate assets or other investments. The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner.

Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income (loss) is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs as applicable, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, impairment charges and non-operating other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following is a reconciliation of our NOI to net loss for the three and six months ended June 30, 2021 and 2020 computed in accordance with GAAP:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(13,700,912)	$(53,061,308)	$(28,510,475)	$(62,742,436)
Fees to affiliates(1)	—	9,651,793	—	15,495,182
Depreciation and amortization	33,277,511	53,455,666	67,152,017	82,031,561
Interest expense	20,087,353	19,715,318	39,895,031	34,106,272
General and administrative expenses	11,736,380	5,272,855	23,061,791	7,703,154
Gain on sale of real estate	—	—	—	(11,384,599)
Other gains(2)	(129,922)	(191,951)	(338,428)	(511,928)
Adjustments for investment in unconsolidated joint venture(3)	—	1,369,425	—	1,653,219
Other-than-temporary impairment of investment in unconsolidated joint venture(4)	—	2,442,411	—	2,442,411
Impairment of real estate(5)	—	5,039,937	—	5,039,937
Fees and other income from affiliates(6)	(1,571,346)	—	(3,029,267)	—
Affiliated rental revenue(7)	—	—	5,916	—
Net operating income	$49,699,064	$43,694,146	$98,236,585	$73,832,773

_______________

(1)

Fees to affiliates for the three and six months ended June 30, 2021, exclude property management fees of $4,263 and $8,550, respectively, that are included in NOI. Fees to affiliates for the three and six months ended June 30, 2020, exclude property management fees of $2,369,487 and $3,865,857 and other reimbursements of $1,688,053 and $2,775,590, respectively, that are included in NOI.

(2)	Other gains for the three and six months ended June 30, 2021 and 2020, include non-recurring insurance claim recoveries and interest income that are not included in NOI.

(3)  Reflects adjustment to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to NOI for our equity investment in the unconsolidated joint venture, which principally consisted of depreciation, amortization and interest expense incurred by the joint venture as well as the amortization of outside basis difference.

(4)  Reflects adjustment to add back an other-than-temporary impairment of $2,442,411 in the three and six months ended June 30, 2020 related to our investment in BREIT Steadfast MF JV LP (our “Joint Venture”). See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

(5)  Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three and six months ended June 30, 2020.

(6)  Reflects adjustment to exclude income earned pursuant to the Transition Services Agreement, Property Management Agreements and Construction Management Agreements entered into in connection with the Internalization Transaction.

(7)  Reflects adjustment to add back rental revenue earned from a consolidated entity following the Internalization Transaction that represent intercompany transactions that are eliminated in consolidation.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT, an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. According to the White Paper, while the majority of equity REITs measure FFO in accordance with NAREIT’s definition, there are variations in the securities to which the reported NAREIT-defined FFO applies (e.g., all equity securities, all common shares, all common shares less shares held by non-controlling interests). While each of these metrics may represent FFO as defined by NAREIT, accurate labeling with respect to applicable securities is important, particularly as it relates to the labeling of the FFO metric and in the reconciliation of GAAP net income (loss) to FFO.

In calculating FFO, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. We adopted

Accounting Standards Update, or ASU, 2016-02, Leases, or ASU 2016-02 on January 1, 2019, which requires us, as a lessee, to recognize a liability for obligations under a lease contract and a right-of-use, or ROU, asset. The carrying amount of the ROU asset is amortized over the term of the lease. Because we have no ownership rights (current or residual) in the underlying asset, NAREIT concluded that the amortization of the ROU asset should not be added back to GAAP net income (loss) in calculating FFO. This amortization expense is included in FFO. The White Paper also states that non-real estate depreciation and amortization such as computer software, company office improvements, furniture and fixtures, and other items commonly found in other industries are required to be recognized as expenses by GAAP in the calculation of net income and, similarly, should be included in FFO.

However, FFO, and MFFO as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.

Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that are not capitalized, as discussed below, and affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the public, non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. We do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the Practice Guideline described above, except with respect to certain acquisition fees and expenses as discussed below. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Historically under GAAP, acquisition fees and expenses were characterized as operating expenses in determining operating net income. However, pursuant to Accounting Standards Codification, or ASC 805-50, Business Combinations — Related Issues, or ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. Prior to the completion of the Internalization Transaction, these expenses were paid in cash by us. All paid acquisition fees and expenses had negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties were generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, was the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs with varying targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, that are not capitalized, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO is presented in the following table for the three and six months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Reconciliation of net loss to MFFO:
Net loss	$(13,700,912)	$(53,061,308)	$(28,510,475)	$(62,742,436)
Depreciation of real estate assets	32,708,712	33,315,155	65,752,765	56,066,977
Amortization of lease-related costs(1)	343,434	20,138,302	950,710	25,961,107
Gain on sale of real estate, net	—	—	—	(11,384,599)
Impairment of real estate(2)	—	5,039,937	—	5,039,937
Impairment of unconsolidated joint venture(3)	—	2,442,411	—	2,442,411
Adjustments for investment in unconsolidated joint venture(4)	—	1,009,859	—	1,179,342
FFO	19,351,234	8,884,356	38,193,000	16,562,739
Acquisition fees and expenses(5)(6)	787,438	1,344,282	863,433	1,357,429
Unrealized loss (gain) on derivative instruments	9,617	24,943	(1,203)	27,194
Amortization of below market leases	(1,671)	(1,671)	(3,343)	(2,594)
MFFO	$20,146,618	$10,251,910	$39,051,887	$17,944,768

________________

(1)

Amortization of lease-related costs for the three and six months ended June 30, 2021 and 2020, exclude amortization of operating lease ROU assets of $3,367 and $6,734 and $2,209 and $3,477, respectively, and exclude the amortization of Property Management Agreements acquired in connection with the Internalization Transaction of $206,811 and $413,622 and $0 and $0, respectively, that are included in FFO.

(2)

Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three and six months ended June 30, 2020.

(3)

Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our investment in our Joint Venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

(4)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to FFO for our equity investment in the unconsolidated joint venture, which principally consisted of depreciation and amortization incurred by the joint venture as well as the amortization of outside basis difference.

(5)

By excluding expensed acquisition costs that are not capitalized, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Former Advisor or third parties and are capitalized and depreciated under certain conditions. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders.
(6)

Acquisition fees and expenses for the three and six months ended June 30, 2021 and 2020 include acquisition expenses of $787,438 and $863,433 and $1,344,282 and $1,357,429, respectively, which did not meet the criteria for capitalization under ASC 805, and were recorded in general and administrative expenses in the accompanying consolidated statements of operations. These expenses largely pertained to professional services fees incurred in connection with the ongoing pursuit of strategic alternatives and the acquisition expenses related to real estate projects which did not come to fruition.

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Related-Party Transactions and Agreements

We have entered into agreements with SRI and its affiliates, including in connection with the Internalization Transaction. Prior to the Internalization Transaction, we paid certain fees to, or reimbursed certain expenses of, paid other consideration for the performance of services provided to our Former Advisor or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Note 10 (Related Party Arrangements) to the consolidated financial statements included in this Quarterly Report for a discussion of the various related-party transactions, agreements and fees.

Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K. Also see “Cautionary Note Regarding Forward Looking Statements” preceding Part I.

This section of the Annual Report on Form 10-K generally discusses 2020 and 2019 items and year-to-year comparisons between 2020 and 2019. A discussion of the changes in our financial condition and results of operation for the years ended December 31, 2019 and 2018 has been omitted from this Annual Report on Form 10-K, but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020.

Overview

We were formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a REIT. As of December 31, 2020, we owned and managed a diverse portfolio of 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes. We may acquire additional multifamily properties or pursue multifamily development projects in the future. In addition to our focus on multifamily properties, we may also make selective strategic acquisitions of other types of commercial properties and real estate related assets.

COVID-19 Impact

We are carefully monitoring the ongoing COVID-19 pandemic and its impact on our business. During the three months ended June 30, 2020, we instituted payment plans for our residents that were experiencing hardship due to COVID-19, pursuant to our COVID-19 Payment Plan. Under the COVID-19 Payment Plan, we allowed qualifying residents to defer their rent, which is collected by us in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, we provided certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident failed to make payments pursuant to the COVID-19 Payment Plan, the concession was immediately terminated, and the qualifying resident was required to immediately repay the amount of the concession. We did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans. In the aggregate, approximately $1.7 million in rent billed was subject to the COVID-19 Payment Plan, with $139,993 still due as of December 31, 2020.

In January and February of 2021, we offered the Extension Plan that allows eligible residents to defer their rent, which is collected by us in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan. As of March 9, 2020, the number of qualifying residents who opted for the Extension Plan were 21 and approximately $32,000 in rent was subject to the Extension Plan.

During the three months ended September 30, 2020, we initiated our Debt Forgiveness Program for certain of our residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments. Pursuant to the Debt Forgiveness Program, we offered qualifying residents an opportunity to terminate the lease without being liable for any unpaid rent and penalties. We determined that accounts receivable related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in our reserve. In the aggregate, $298,576 of rent was written off as of December 31, 2020. As of December 31, 2020, approximately 55 of 381 residents that qualified for the Debt Forgiveness Program, vacated their apartment homes, terminating their lease resulting in the forgiveness and write off of their debt. We may in the future continue to offer various types of payment plans or rent relief depending on the ongoing impact of the COVID-19 pandemic.

During the three months ended December 31, 2020, we collected an average of approximately 96% in rent due pursuant to our leases. We collected approximately 97% and 96% in rent due pursuant to our leases during January 2021 and February 2021, respectively. We have reserved $2,245,067 of accounts receivable which we consider not probable of collection. Although the COVID-19 pandemic has not materially impacted our rent collections, the future impact of COVID-19 is still unknown.

We expect the significance of the COVID-19 pandemic, including the extent of its effect on our financial and operational results, to be dictated by, among other things, its duration, the success of efforts to contain it, availability and roll-out of a COVID-19 vaccine and the impact of actions taken in response. For instance, government action to provide substantial financial support could provide helpful mitigation for us; its ultimate impact, however, is not yet clear. While we are not able at this time to estimate the impact of the COVID-19 pandemic on our financial and operational results, it could be material.

Public Offering

On December 30, 2013, we commenced our initial public offering of up to 66,666,667 shares of common stock at an initial price of $15.00 per share and up to 7,017,544 shares of common stock pursuant to our distribution reinvestment plan at an initial price of $14.25 per share. On March 24, 2016, we terminated our initial public offering. As of March 24, 2016, we had sold 48,625,651 shares of common stock for gross offering proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $14,414,752. Following the termination of our initial public offering, we continue to offer shares of our common stock pursuant to our distribution reinvestment plan. As of December 31, 2020, we had sold 111,665,117 shares of common stock for gross offering proceeds of $1,718,029,727, including 8,035,037 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $120,300,569. Additionally, we issued 56,016,053 shares of common stock in connection with the Mergers.

On March 12, 2019, our board of directors determined an estimated value per share of our common stock of $15.84 as of December 31, 2018. On April 17, 2020, our board of directors determined an estimated value per share of our common stock of $15.23 as of March 6, 2020. On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a purchase price per share for the distribution reinvestment plan of $15.84,  $15.23 and $15.55, effective April 1, 2019, May 1, 2020 and April 1, 2021, respectively.

Merger with Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc.

On March 6, 2020, we merged with SIR and STAR III in a series of stock-for-stock transactions and continued as the surviving entity. Through the Mergers, we acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. For more information on the Mergers, see Item 1 “Business—Merger with Steadfast Income REIT, Inc.” and “—Merger with Steadfast Apartment REIT III, Inc.”

Internalization Transaction

On August 31, 2020, we and the Current Operating Partnership entered into the Internalization Transaction with SRI, our former sponsor, which provided for the internalization of our external management functions provided by our Former Advisor and its affiliates. Prior to the closing of the Internalization Transaction, which took place contemporaneously with the execution of the Contribution & Purchase Agreement on the Closing, SIP, a California corporation, Steadfast REIT Services, Inc., a California corporation, and their respective affiliates owned and operated all of the assets necessary to operate as a self-managed company, and employed all the employees necessary to operate as a self-managed company.

Pursuant to the Contribution & Purchase Agreement, between us, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in SRSH and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in Cash Consideration, and (2) 6,155,613.92 in Class B OP Units, having the agreed value set forth in the Contribution & Purchase Agreement. In addition, we purchased all of our Class A convertible shares held by the Former Advisor for $1,000. As a result of the Internalization Transaction, we became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor and its affiliates by hiring the employees, who comprise the workforce necessary for our management and day-to-day real estate and accounting operations and the Current Operating Partnership. Additional information on the Internalization Transaction can be found on our Current Report in Form 8-K filed with the SEC on September 3, 2020. See also Note 3 (Internalization Transaction) to our consolidated financial statements in this annual report.

The Former Advisor

Prior to the Internalization Transaction, our business was externally managed by the Former Advisor pursuant to the Advisory Agreement. On August 31, 2020, prior to the Closing, we, the Former Advisor and the Current Operating Partnership entered into the Joinder Agreement pursuant to which the Current Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, the Former Advisor and the Company entered into the First Amendment to Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 will be paid in cash to the Former Advisor by the Current Operating Partnership. In connection with the Internalization Transaction, STAR REIT Services, LLC, our subsidiary, assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Current Operating Partnership

Substantially all of our business is conducted through the Current Operating Partnership. We are the sole general partner of the Current Operating Partnership. As a condition to the Closing, on August 31, 2020, we, as the general partner and parent of the Current Operating Partnership, SRI and VV&M entered into the Operating Partnership Agreement, to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued as the OP Unit Consideration.

The Operating Partnership Agreement provides that the Current Operating Partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Current Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Current Operating Partnership being taxed as a corporation, rather than as a disregarded entity.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2014. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Failing to qualify as a REIT could materially and adversely affect our net income and results of operations.

Market Outlook

The global COVID-19 pandemic and resulting shut down of large components of the U.S. economy created significant uncertainty and enhanced investment risk across many asset classes, including real estate. We expect that the disruptions in the U.S. economy as a result of COVID-19 could continue to have an adverse impact on our results of operations for 2021 as we expect to experience lower occupancies and higher default rates. The degree to which our business is impacted by the COVID-19 pandemic will depend on a number of variables, including access to testing and vaccines, the reimposition of “shelter in place” orders and the continuation in the spike of COVID-19 cases. It was recently announced that the U.S. economy contracted at an annualized rate of 4.8% and 31.4% in the first and second quarters of 2020, respectively, the steepest contraction since the last recession. Although the increase in unemployment has slowed, there is a concern over the potential impact of a variant strain of the virus. There is no assurance as to when and to what extent the U.S. economy will return to normalized growth.

While all property classes will be adversely impacted by the current economic downturn, we believe we are well-positioned to navigate this unprecedented period. We believe multifamily properties will be less adversely impacted than hospitality and retail properties, and our portfolio of moderate-income apartments should outperform other classes of multifamily properties.  We also believe that long-run economic and demographic trends should benefit our existing portfolio. Home ownership rates should remain at near all-time lows given the current economic situation. Additionally, Millennials and Baby Boomers, the two largest demographic groups comprising roughly half of the total population in the United States, are expected to continue to increasingly choose rental housing over home ownership. Baby Boomers are downsizing their suburban homes and relocating to multifamily apartments while Millennials are renting multifamily apartments due to high levels of student debt and increased credit standards in order to qualify for a home mortgage. These factors should lead to mitigating the effects of the current economic downturn and continued growth as the economy recovers.

Our Real Estate Portfolio

As of December 31, 2020, we owned 69 multifamily apartment communities and three parcels of land held for the development of apartment homes. For more information on our real estate portfolio, See Item 1 “Business—Our Real Estate Portfolio.”

2020 Property Dispositions

Terrace Cove Apartment Homes

On August 28, 2014, we, through an indirect wholly-owned subsidiary, acquired Terrace Cove Apartment Homes, a multifamily property located in Austin, Texas, containing 304 apartment homes. The purchase price of Terrace Cove Apartment Homes was $23,500,000, exclusive of closing costs. On February 5, 2020, we sold Terrace Cove Apartment Homes for $33,875,000, resulting in a gain of $11,384,599, which includes reductions to the net book value of the property due to historical depreciation and amortization expense. The purchaser of Terrace Cove Apartment Homes is not affiliated with us or our Former Advisor.

Ansley at Princeton Lakes

On March 6, 2020, in connection with the STAR III Merger, we acquired Ansley at Princeton Lakes, a multifamily property located in Atlanta, Georgia, containing 306 apartment homes. The purchase price of Ansley at Princeton Lakes was $51,564,357, including closing costs. During the quarter ended June 30, 2020, we recorded an impairment charge of $1,770,471, as it was determined that the carrying value of Ansley at Princeton Lakes would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes for sale at a disposition price that was less than its carrying value. On September 30, 2020, we sold Ansley at Princeton Lakes for $49,500,000, resulting in a gain of $1,392,434, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The purchaser of Ansley at Princeton Lakes is not affiliated with us or our Former Advisor.

Montecito Apartments

On March 6, 2020, in connection with the SIR Merger, we acquired Montecito Apartments, a multifamily property located in Austin, Texas, containing 268 apartment homes. The purchase price of Montecito Apartments was $36,461,172, including closing costs. During the quarter ended June 30, 2020, we recorded an impairment charge of $3,269,466, as it was determined that the carrying value of Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Montecito Apartments for sale at a disposition price that was less than its carrying value. On October 29, 2020, we sold Montecito Apartments for $34,700,000, resulting in a gain of $1,699,349, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The purchaser of Montecito Apartments was not affiliated with us or our Former Advisor.

2020 Unconsolidated Joint Venture Disposition

On March 6, 2020, in connection with the SIR Merger, we acquired a 10% interest in BREIT Steadfast MF JV LP, which consisted of 20 multifamily properties with a total of 4,584 apartment homes. During the quarter ended June 30, 2020, we recognized an OTTI of $2,442,411. The OTTI was a result of us receiving an indication of value in connection with negotiating a sale of our joint venture interest at a disposition price that was less than the carrying value of the joint venture. On July 16, 2020, we sold our joint venture interest for $19,278,280 resulting in a gain on sale of $66,802.

Review of our Policies

Our board of directors, including our independent directors, has reviewed our policies described in this Annual Report on Form 10-K, including policies regarding our investments, leverage and conflicts of interest, and determined that the policies are in the best interests of our stockholders.

Liquidity and Capital Resources

We use secured borrowings, and intend to use in the future secured and unsecured borrowings. At December 31, 2020, our debt was approximately 57% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets, which generally approximates to 75% of the aggregate cost of our assets, though we may exceed this limit only under certain circumstances.

Our principal demand for funds will be to fund value-enhancement, a portion of development projects and other capital improvement projects, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs, other than asset acquisitions, from operations. Otherwise, we expect that our principal sources of working capital will include:

•	unrestricted cash balance, which was $258,198,326 as of December 31, 2020;
•	various forms of secured and unsecured financing;
•	equity capital from joint venture partners; and
•	proceeds from our distribution reinvestment plan.

Over the short term, we believe that our sources of capital, specifically our cash balances, cash flow from operations, our ability to raise equity capital from joint venture partners and our ability to obtain various forms of secured and unsecured financing will be adequate to meet our liquidity requirements and capital commitments.

Over the longer term, in addition to the same sources of capital we will rely on to meet our short-term liquidity requirements, we may also conduct additional public or private offerings of our securities, refinance debt or dispose of assets to fund our operating activities, debt service, distributions and future property acquisitions and development projects. We expect these resources will be adequate to fund our ongoing operating activities as well as providing capital for investment in future development and other joint ventures along with potential forward purchase commitments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. The magnitude and duration of the pandemic and its impact on our operations and liquidity has not materially adversely affected us as of the filing date of this annual report. To the extent that our residents continue to be impacted by the COVID-19 outbreak or by the other risks disclosed in this annual report, this could materially disrupt our business operations and liquidity.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 of our indirect wholly-owned subsidiaries entered into the MCFA with Berkeley Point Capital, LLC, or the Facility Lender, for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, we and the Facility Lender amended the MCFA to include Patina Flats at the Foundry and an unencumbered multifamily property owned by us as substitute collateral for three multifamily properties disposed of and released from the MCFA. We also increased our outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (i) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (ii) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (iii) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (iv) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless, in each case, the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. We paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid our Former Advisor a loan coordination fee of $3,061,855.

PNC Master Credit Facility

On June 17, 2020, seven of our indirect wholly-owned subsidiaries, each a “Borrower” and collectively, the “Facility Borrowers”, entered into the PNC MCFA with PNC Bank, National Association, or PNC Bank, for an aggregate principal amount of $158,340,000. The PNC MCFA provides for two tranches: (i) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (ii) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. We paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, we entered into a revolving credit loan facility, or the Revolver, with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances, each, a “Revolver Loan”, solely for the purpose of financing the costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension, as further described in the loan agreement. Advances made under the Revolver are secured by the Landings at Brentwood property.

We have the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread.

As of December 31, 2020 and 2019, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which is included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of December 31,
	2020	2019
Principal balance on MCFA, gross	$592,137,000	$551,669,000
Principal balance on PNC MCFA, gross	158,340,000	—
Deferred financing costs, net on MCFA(1)	(3,436,850)	(3,208,770)
Deferred financing costs, net on PNC MCFA(2)	(1,689,935)	—
Deferred financing costs, net on Revolver(3)	(487,329)	—
Credit facilities, net	$744,862,886	$548,460,230

_________________

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of December 31, 2020 and 2019, was $1,298,265 and $832,187, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of December 31, 2020 and 2019, was $99,283 and $0, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of December 31, 2020 and 2019, was $101,549 and $0, respectively.

Construction Loan

On October 16, 2019, we entered into an agreement with PNC Bank for a construction loan related to the development of Garrison Station, a development project in Murfreesboro, TN, in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest is at daily LIBOR plus 2.00%, which then reduces to the daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of their affiliates. As of December 31, 2020, the principal outstanding balance on the construction loan was $6,264,549. No amounts were outstanding on this construction loan at December 31, 2019.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, we assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. We recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471
Assumed Principal Mortgage Notes Payable	29				$791,020,471

Cash Flows Provided by Operating Activities

During the year ended December 31, 2020, net cash provided by operating activities was $60,674,556, compared to $29,078,255 for the year ended December 31, 2019. The increase in our net cash provided by operating activities is primarily due to an increase in accounts payable and accrued liabilities, an increase in rental revenues from the acquisition of 40 multifamily properties, inclusive of 36 multifamily properties acquired in the Mergers, and a decrease in fees to affiliates compared to the same prior year period.

Cash Flows Provided by Investing Activities

During the year ended December 31, 2020, net cash provided by investing activities was $23,324,334, compared to $22,714,294 during the year ended December 31, 2019. The increase in net cash provided by investing activities was primarily due to the net proceeds received from the sale of three real estate properties and the investment in unconsolidated joint venture, and the increase in cash and restricted cash acquired in connection with the Mergers, net of transaction costs, partially offset by the acquisition of assets in connection with the Internalization Transaction, the acquisition of four multifamily properties and the acquisition of two parcels of land held for the development of apartment homes during the year ended December 31, 2020, compared to the same prior year period. Net cash provided by investing activities during the year ended December 31, 2020, consisted of the following:

•	$98,283,732 of cash and restricted cash acquired in Mergers, net of transaction costs;
•	$29,486,646 of cash used for the acquisition of assets in connection with the Internalization Transaction;
•	$120,535,683 of cash used for the acquisition of real estate investments;
•	$14,321,851 of cash used for the acquisition of real estate held for development;
•	$30,282,525 of cash used for improvements to real estate investments;
•	$14,142,803 of cash used for additions to real estate held for development;
•	$1,500,100 of cash used for escrow deposits for real estate acquisitions;
•	$67,000 of cash used for interest rate cap agreements;
•	$114,723,564 of net proceeds from the sale of real estate investments;
•	$19,022,280 of net proceeds from the sale of our investment in unconsolidated joint venture;
•	$1,545,066 of cash provided by proceeds from insurance claims; and
•	$86,300 of net cash provided by the investment in an unconsolidated joint venture.

Cash Flows Provided by Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $64,658,745, compared to $24,008,347 during the year ended December 31, 2019. The increase in net cash provided by financing activities was primarily due to proceeds received from borrowing on the MCFA and PNC MCFA and a decrease in payments on our mortgage notes payable during the year ended December 31, 2020, compared to the year ended December 31, 2019, partially offset by an increase in payment of deferred financing costs, a decrease in proceeds from issuance of mortgage notes payable and an increase in distributions paid to common stockholders due to the Mergers during the year ended December 31, 2020, compared to the same prior year period. Net cash provided by financing activities during the year ended December 31, 2020, consisted of the following:

•	$198,808,000 of proceeds received from borrowings on our MCFA and PNC MCFA;
•

$56,558,901 of net cash used to pay for principal payments on mortgage notes payable of $55,745,637, deferred financing costs of $6,753,413 and payment of debt extinguishment costs of $324,400, net of proceeds from the issuance of mortgage notes payable of $6,264,549;

•	$50,063 of payments of commissions on sales of common stock;
•	$1,000 of cash paid for the repurchase of Class A convertible stock held by our Former Advisor;
•	$66,631,465 of net cash distributions to our stockholders, after giving effect to distributions reinvested by stockholders of $21,173,094; and
•	$10,907,826 of cash paid for the repurchase of common stock.

We use secured debt, and intend to use in the future secured and unsecured debt. We believe that the careful use of borrowings will help us achieve our diversification goals and potentially enhance the returns on our investments. At December 31, 2020, our debt was approximately 57% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of our net assets, which generally approximates to 75% of the aggregate cost of our assets unless such excess is approved by a majority of the independent directors and disclosed to stockholders, along with a justification for such excess, in our next quarterly report. In such event, we will monitor our debt levels and take action to reduce any such excess as practicable. Our aggregate borrowings are reviewed by our board of directors at least quarterly. As of December 31, 2020, our aggregate borrowings were not in excess of 300% of the value of our net assets.

As of December 31, 2020, we had indebtedness totaling $2,129,245,671, comprised of an aggregate principal amount of $2,137,806,892 and net deferred financing costs of $12,370,955 and net premiums and discounts of $3,809,734. The following is a summary of our contractual obligations as of December 31, 2020:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments on outstanding debt obligations(1)	$617,675,273	$80,428,938	$156,886,217	$145,832,427	$234,527,691
Principal payments on outstanding debt obligations(2)	2,137,806,892	8,724,823	101,754,935	255,736,644	1,771,590,490
Total	$2,755,482,165	$89,153,761	$258,641,152	$401,569,071	$2,006,118,181

_________________

(1)

Scheduled interest payments on outstanding debt obligations are based on the outstanding principal amounts and interest rates in effect at December 31, 2020. We incurred interest expense of $75,171,052 during the year ended December 31, 2020, including amortization of deferred financing costs totaling $1,948,437, net unrealized loss from the change in fair value of interest rate cap agreements of $65,391, amortization of net loan premiums and discounts of $(1,393,673) and costs associated with the refinancing of debt of $42,881, net of capitalized interest of $807,345, imputed interest on the finance lease portion of the sublease of $175 and line of credit commitment fees of $65,953. The capitalized interest is included in real estate on the consolidated balance sheets.

(2)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude net deferred financing costs and any loan premiums or discounts associated with certain notes payable.

Our debt obligations contain customary financial and non-financial debt covenants. As of December 31, 2020 and 2019, we were in compliance with all debt covenants.

Results of Operations

Overview

The discussion that follows is based on our consolidated results of operations for the years ended December 31, 2020 and 2019. The ability to compare one period to another is primarily affected by (1) the net increase of 40 multifamily properties, inclusive of 36 multifamily properties acquired in the Mergers and the disposition of three multifamily properties since December 31, 2019 and (2) the closing of the Internalization Transaction. The number of multifamily properties wholly-owned by us increased to 69 as of December 31, 2020, from 32 as of December 31, 2019.  As of December 31, 2020, we owned 69 multifamily properties and three parcels of land held for the development of apartment homes. Our results of operations were also affected by our value-enhancement activity completed through December 31, 2020.

Our results of operations for the years ended December 31, 2020 and 2019, are not indicative of those expected in future periods. We continued to perform value-enhancement projects, which may have an impact on our future results of operations. As a result of the Internalization Transaction, we are now a self-managed REIT and no longer bear the costs of the various fees and expense reimbursements previously paid to our Former Advisor and its affiliates. However, our expenses include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by our Former Advisor and its affiliates. Due to the outbreak of COVID-19 in the U.S. and globally, our residents’ ability to pay rent has been impacted, which in turn could impact our future revenues and expenses. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information, which may emerge concerning the severity of “future waves” of COVID-19 outbreaks, the success of actions taken to contain or treat COVID-19, access to testing and vaccines, the reimposition of “shelter in place” orders, and reactions by consumers, companies, governmental entities and capital markets.

To provide additional insight into our operating results, we are also providing a detailed analysis of same-store versus non-same-store net operating income, or NOI. For more information on NOI and a reconciliation of NOI (a non-GAAP financial measure) to net loss, see “—Net Operating Income.”

Consolidated Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes the consolidated results of operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,				$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2020	2019	Change $	Change %
Total revenues	$300,101,159	$173,535,679	$126,565,480	73%	$122,905,367	$3,660,113
Operating, maintenance and management	(75,522,476)	(43,473,179)	(32,049,297)	(74)%	(31,762,076)	(287,221)
Real estate taxes and insurance	(47,892,607)	(25,152,761)	(22,739,846)	(90)%	(22,000,499)	(739,347)
Fees to affiliates	(30,776,594)	(25,861,578)	(4,915,016)	(19)%	(11,538,832)	6,623,816
Depreciation and amortization	(162,978,734)	(73,781,883)	(89,196,851)	(121)%	(87,986,854)	(1,209,997)
Interest expense	(75,171,052)	(49,273,750)	(25,897,302)	(53)%	(28,259,485)	2,362,183
General and administrative expenses	(32,025,347)	(7,440,680)	(24,584,667)	(330)%	(563,181)	(24,021,486)
Impairment of real estate	(5,039,937)	—	(5,039,937)	(100)%	(5,039,937)	—
Gain on sales of real estate, net	14,476,382	11,651,565	2,824,817	24%	2,824,817	—
Interest income	678,624	865,833	(187,209)	(22)%	83,537	(270,746)
Insurance proceeds in excess of losses incurred	37,848	448,047	(410,199)	(92)%	(172,648)	(237,551)
Equity in loss from unconsolidated joint venture	(3,020,111)	—	(3,020,111)	(100)%	(3,020,111)	—
Fees and other income from affiliates	1,796,610	—	1,796,610	100%	—	1,796,610
Loss on debt extinguishment	(191,377)	(41,609)	(149,768)	(360)%	(191,377)	41,609
Net loss	$(115,527,612)	$(38,524,316)	$(77,003,296)	(200)%

NOI(3)	$167,962,680	$96,636,421	$71,326,259	74%
FFO(4)	$41,430,905	$23,604,194	$17,826,711	76%
MFFO(4)	$49,629,125	$25,378,778	$24,250,347	96%

_________________

(1)

Represents the favorable (unfavorable) dollar amount change for the year ended December 31, 2020, compared to the  year ended December 31, 2019, related to multifamily properties acquired or disposed of on or after January 1, 2019.

(2)

Represents the favorable (unfavorable) dollar amount change for the year ended December 31, 2020, compared to the year ended December 31, 2019, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

(3)

NOI is a non-GAAP financial measure used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings. However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of our properties and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs, all of which are significant economic costs. For additional information on how we calculate NOI and a reconciliation of NOI to net loss, see “—Net Operating Income.”

(4)

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. Additionally, we use modified funds from operations, or MFFO, as defined by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or IPA, as a supplemental measure to evaluate our operating performance. MFFO is based on FFO but includes certain adjustments we believe are necessary due to changes in accounting and reporting under GAAP since the establishment of FFO. Neither FFO nor MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of liquidity. For additional information on how we calculate FFO and MFFO and a reconciliation of FFO and MFFO to net loss, see “—Funds From Operations and Modified Funds From Operations.”

Net loss

For the year ended December 31, 2020, we had a net loss of $115,527,612 compared to $38,524,316 for the year ended December 31, 2019. The increase in net loss of $77,003,296 over the comparable prior year period was primarily due to the Mergers and Internalization Transaction that resulted in an increase in operating, maintenance and management expenses of $32,049,297, an increase in real estate taxes and insurance of $22,739,846, an increase in fees to affiliates of $4,915,016, an increase in depreciation and amortization expense of $89,196,851, an increase in interest expense of $25,897,302, an increase in general and administrative expenses of $24,584,667, an increase in impairment of real estate of $5,039,937, a decrease in interest income of $187,209, an increase in equity in loss from unconsolidated joint venture of $3,020,111 and an increase in loss on debt extinguishment of $149,768, partially offset by an increase in total revenues of $126,565,480, an increase in gain on sales of real estate, net of $2,824,817, an increase in insurance proceeds in excess of losses incurred of $410,199 and an increase in fees and other income from affiliates of $1,796,610.

Total revenues

Total revenues were $300,101,159 for the year ended December 31, 2020, compared to $173,535,679 for the year ended December 31, 2019. The increase of $126,565,480 was primarily due to the increase in total revenues of $122,905,367 as a result of the increase in the number of properties in our portfolio subsequent to December 31,

2019. In addition, we experienced an increase of $3,660,113 in total revenues at the multifamily properties held throughout both periods as a result of ordinary monthly rent increases, an increase in our average monthly occupancy and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses were $75,522,476 for the year ended December 31, 2020, compared to $43,473,179 for the year ended December 31, 2019. The increase of $32,049,297 was primarily due to the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced a decrease of $287,221 in operating, maintenance and management expenses at the multifamily properties held throughout both periods primarily due to the decrease in reimbursements to affiliates as a result of the Internalization Transaction.

Real estate taxes and insurance

Real estate taxes and insurance expenses were $47,892,607 for the year ended December 31, 2020, compared to $25,152,761 for the year ended December 31, 2019. The increase of $22,739,846 was primarily due to the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced an increase of $739,347 in real estate taxes and insurance expenses at the multifamily properties held throughout both periods.

Fees to affiliates

Fees to affiliates were $30,776,594 for the year ended December 31, 2020, compared to $25,861,578 for the year ended December 31, 2019. The increase of $4,915,016 was primarily due to an increase in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel during the year ended December 31, 2020, primarily as a result of the increase in the number of properties in our portfolio subsequent to December 31, 2019. We expect these amounts to decrease in future periods as a result of costs savings in connection with the Internalization Transaction.

Depreciation and amortization

Depreciation and amortization expenses were $162,978,734 for the year ended December 31, 2020, compared to $73,781,883 for the year ended December 31, 2019. The increase of $89,196,851 was primarily due to the net increase in depreciable assets of $1,493,091,796, including the increase in tenant origination and absorption costs of $1,752,793 subsequent to December 31, 2019, as a result of the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced an increase of $1,209,997 in depreciation expenses at the properties held throughout both periods. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the year ended December 31, 2020, was $75,171,052 compared to $49,273,750 for the year ended December 31, 2019. The increase of $25,897,302 was primarily due to the increase in the notes payable, net, of $1,020,686,626 since December 31, 2019. The increase in notes payable, net consists of the following: (1) $791,020,471 that relates to the assumption of notes payable pursuant to the Mergers, (2) $81,315,122 that relates to the debt assumed on the acquisitions of two multifamily properties subsequent to December 31, 2019, (3) $198,808,000 that relates to the increase in borrowings pursuant to the MCFA and PNC MCFA subsequent to December 31, 2019, (4) $6,264,549 that relates to proceeds from the issuance of mortgage notes payable during the year ended December 31, 2020, and (5) $3,809,734 that relates to debt premiums, net of accumulated amortization and debt discounts, net of accretion, offset by a decrease in notes payable, net consisting of the following: (1) $4,485,637 that relates to the payment of principal on existing debt since December 31, 2019, (2) $51,260,000 that relates to the payoff of principal debt in connection with the sale of real estate assets during the year ended December 31, 2020, and (3) $4,785,613 that relates to deferred financing costs, net of accumulated amortization subsequent to December 31, 2019.

Included in interest expense is the amortization of deferred financing costs of $1,948,437, net, unrealized loss on derivative instruments of $65,391, amortization of net debt premiums of $(1,393,673), interest on capital leases of $175, closing costs associated with the refinancing of debt of $42,881, credit facility commitment fees of $65,953, net of capitalized interest of $807,345, for the year ended December 31, 2020. The capitalized interest is included in real estate held for development on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020, were $32,025,347 compared to $7,440,680 for the year ended December 31, 2019. These general and administrative expenses consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $24,584,667 was primarily due to an increase of $24,021,486 in general and administrative expenses due to legal costs and professional services fees incurred in connection with the Internalization Transaction and payroll costs for the acquired personnel as a result of the Internalization Transaction. In addition, we experienced an increase of $563,181 in general and administrative costs due to the increase in the number of properties in our portfolio subsequent to December 31, 2019.

Impairment of real estate assets

Impairment charges of real estate assets for the year ended December 31, 2020, were $5,039,937 compared to $0 for the year ended December 31, 2019. The impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the six months ended June 30, 2020. See Note 4 (Real Estate) to our consolidated financial statements in this annual report for details.

Gain on sales of real estate

Gain on sales of real estate for the year ended December 31, 2020, was $14,476,382 compared to $11,651,565 for the year ended December 31, 2019. The gain on sale of real estate consisted of the gain recognized on the disposition of three multifamily properties during the year ended December 31, 2020, compared to the disposition of two multifamily properties during the year ended December 31, 2019. Our gain on sale of real estate in future periods will vary based on the opportunity to sell properties and real estate-related investments.

Interest income

Interest income for the year ended December 31, 2020, was $678,624 compared to $865,833 for the year ended December 31, 2019. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the year ended December 31, 2020, was $37,848 compared to $448,047 for the year ended December 31, 2019. The increase of $410,199 was primarily due to storm damage incurred at two of our multifamily properties located in Tennessee as a result of strong wind storms.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the year ended December 31, 2020, was $3,020,111 compared to $0 for the year ended December 31, 2019. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture was accounted for as an unconsolidated joint venture under the equity method of accounting. During the quarter ended June 30, 2020, we determined that our investment in the joint venture was OTTI due to the decrease in the fair value of the joint venture as evidenced by the cash consideration agreed upon pursuant to an agreement to sell the joint venture on July 16, 2020. In the quarter ended June 30, 2020, we recorded an OTTI of $2,442,411. See Note 5 (Investment in Unconsolidated Joint Venture) to our condensed consolidated unaudited financial statements in this annual report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the year ended December 31, 2020, was $1,796,610 compared to $0 for the year ended December 31, 2019. The increase of $1,796,610 was due to income earned pursuant to the SRI Property Management Agreements and Transition Services Agreement entered into in connection with the Internalization Transaction. See Item 13. “Certain Relationships and Related Transactions and Director Independence.”

Loss on debt extinguishment

Loss on debt extinguishment for the year ended December 31, 2020, was $191,377 compared to $41,609 for the year ended December 31, 2019. The expenses incurred during the year ended December 31, 2020 consisted of prepayment penalty and the expenses of the unamortized deferred financing costs related to the repayment and extinguishment of the debt in connection with the sale of two multifamily properties during the year ended December 31, 2020. The loss on debt extinguishment will vary in future periods if we repay the remaining outstanding principal prior to the scheduled maturity dates of the notes payable.

For information on our results of operations for the year ended December 31, 2019, compared to the year ended December 31, 2018, see our Annual Report on Form 10-K for the fiscal year filed with the SEC on March 12, 2020.

Property Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

For purposes of evaluating comparative operating performance for the year, we categorize our properties as “same-store” or “non-same-store.” A “same-store” property is a property that was owned at January 1, 2019. A “non-same-store” property is a property that was acquired, placed into service or disposed of after January 1, 2019. As of December 31, 2020, 31 properties were categorized as same-store properties.

The following table presents the same-store and non-same-store results from operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Change $	Change %
Same-store properties:
Revenues	$168,177,984	$164,517,871	$3,660,113	2.2%
Operating expenses(1)	71,116,202	71,952,347	(836,145)	(1.2)%
Net operating income	97,061,782	92,565,524	4,496,258	4.9%

Non-same-store properties:
Net operating income	70,900,898	4,070,897	66,830,001

Total net operating income(2)	$167,962,680	$96,636,421	$71,326,259

_________________

(1)	Same-store expenses include operating, maintenance and management expenses, real estate taxes and insurance, certain fees to affiliates and property-level general and administrative expenses.
(2)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.

Net Operating Income

Same-store net operating income for the year ended December 31, 2020, was $97,061,782 compared to $92,565,524 for the year ended December 31, 2019. The 4.9% increase in same-store net operating income was a result of a 2.2% increase in same-store rental revenues and a 1.2% decrease in same-store operating expenses.

Revenues

Same-store revenues for the year ended December 31, 2020, were $168,177,984 compared to $164,517,871 for the year ended December 31, 2019. The 2.2% increase in same-store revenues was primarily due to the increase in same-store occupancy from 94.6% for the same-store properties as of December 31, 2019 to 95.4% as of December 31, 2020.

Operating Expenses

Same-store operating expenses for the year ended December 31, 2020, were $71,116,202 compared to $71,952,347 for the year ended December 31, 2019. The decrease in same-store operating expenses was primarily attributable to a net decrease in affiliate management fees as a result of the Internalization Transaction and, to a lesser extent, the net decrease in property-level general and administrative costs, marketing and turnover expenses, partially offset by an increase in property taxes, insurance and utility costs across the same-store properties.

Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties, to determine trends in earnings and to compute the fair value of our properties as it is not affected by (1) the cost of funds, (2) acquisition costs as applicable, (3) non-operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (5) general and administrative expenses (including excess property insurance) and non-operating other gains and losses that are specific to us or (6) impairment of real estate assets or other investments. The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner.

Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income (loss) is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs as applicable, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, impairment charges and non-operating other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following is a reconciliation of our NOI to net loss for the three months ended December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 computed in accordance with GAAP:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2020	2019	2020	2019		2018
Net loss	$(15,027,111)	$(3,782,227)	$(115,527,612)	$(38,524,316)		$(49,100,346)
Fees to affiliates(1)	—	4,520,353	21,143,650	17,588,260		19,305,780
Depreciation and amortization	33,382,467	18,351,478	162,978,734	73,781,883		70,993,280
Interest expense	20,436,620	12,311,696	75,171,052	49,273,750		44,374,484
(Gain) loss on debt extinguishment	(430,074)	—	191,377	41,609		4,975,497
General and administrative expenses	12,555,254	1,559,402	32,025,347	7,440,680		6,386,131
Gain on sales of real estate	(1,699,349)	(8,322,487)	(14,476,382)	(11,651,565)		—
Other losses (gains)(2)	73,294	(329,568)	(716,472)	(1,313,880)	1	(473,195)
Adjustments for investment in unconsolidated joint venture(3)	—	—	1,816,220	—		—
Other-than-temporary impairment of investment in unconsolidated joint venture(4)	—	—	2,442,411	—		—
Impairment of real estate(5)	—	—	5,039,937	—		—
Fees and other income from affiliates(6)	(1,406,511)	—	(1,796,610)	—		—
Property-level workers’ comp expenses(7)	(289,850)	—	(351,089)	—		—
Affiliated rental revenue(8)	16,144	—	22,117	—		—
Net operating income	$47,610,884	$24,308,647	$167,962,680	$96,636,421		$96,461,631

_________________

(1)

Fees to affiliates for the three months ended December 31, 2020 and 2019 exclude property management fees of $5,585 and $1,260,797 and other reimbursements of $184,665 and $831,519, respectively, that are included in NOI. Fees to affiliates for the years ended December 31, 2020, 2019 and 2018 exclude property management fees of $5,490,053, $5,016,845 and $4,886,436 and other reimbursements of $4,142,891, $3,256,473 and $1,784,010, respectively, that are included in NOI.

(2)

Other losses (gains) for the three months ended December 31, 2020 and 2019 and the years ended December 31, 2020, 2019 and 2018 include non-recurring insurance claim recoveries and interest income that are not included in NOI.

(3)

Reflects adjustment to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to NOI for our equity investment in the unconsolidated joint venture, which principally consists of depreciation, amortization and interest expense incurred by the joint venture as well as the amortization of outside basis difference. The adjustment for investment in unconsolidated joint venture also includes a gain on sale of the investment in unconsolidated joint venture of $66,802 for the year ended December 31, 2020.

(4)

Reflects adjustment to add back OTTI of $2,442,411 during the year ended December 31, 2020 related to our investment in the joint venture driven by a decrease in the fair value of the underlying depreciable real estate held by the joint venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in the annual report for details.

(5)

Reflects adjustments to add back impairment charges during the year ended December 31, 2020 related to two of our real estate assets. See Note 4 (Real Estate) to our consolidated financial statements in the annual report for details.

(6)

Reflects adjustment to add back income earned pursuant to a transition services agreement with SIP, or as amended, the Transition Services Agreement, and property management agreements between SRS and affiliates of SIP, or each, a Property Management Agreement, entered into in connection with the Internalization Transaction.

(7)	Reflects adjustment related to workers’ compensation expenses incurred by the properties.
(8)	Reflects adjustment to add back rental revenue earned from a consolidated entity following the Internalization Transaction that represent intercompany transactions eliminated in consolidation.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT, an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. According to the White Paper, while the majority of equity REITs measure FFO in accordance with NAREIT’s definition, there are variations in the securities to which the reported NAREIT-defined FFO applies (e.g., all equity securities, all common shares, all common shares less shares held by non-controlling interests). While each of these metrics may represent FFO as defined by NAREIT, accurate labeling with respect to applicable securities is important, particularly as it relates to the labelling of the FFO metric and in the reconciliation of GAAP net income (loss) to FFO.

In calculating FFO, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. We adopted Accounting Standards Update, or ASU, 2016-02, Leases, or ASU 2016-02 on January 1, 2019, which requires us, as a lessee, to recognize a liability for obligations under a lease contract and a right-of-use asset. ASU 2017-01 now forms part of Accounting Standards Codification, or ASC 805, Business Combinations, or ASC 805. The carrying amount of the right-of-use asset is amortized over the term of the lease. Because we have no ownership rights (current or residual) in the underlying asset, NAREIT concluded that the amortization of the right-of-use asset should not be added back to GAAP net income (loss) in calculating FFO. This amortization expense is included in FFO. The White Paper also states that non-real estate depreciation and amortization such as computer software, company office improvements, furniture and fixtures, and other items commonly found in other industries are required to be recognized as expenses by GAAP in the calculation of net income and, similarly, should be included in FFO.

However, FFO, and MFFO as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.

Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that are not capitalized, as discussed below, and affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. We do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above, except with respect to certain acquisition fees and expenses as discussed below. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Historically under GAAP, acquisition fees and expenses were characterized as operating expenses in determining operating net income. However, following the publication of ASU 2017-01, which now forms part of ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. Prior to the completion of the Internalization Transaction, these expenses were paid in cash by us. All paid acquisition fees and expenses had negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties were generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, was the key operational feature of our business plan to generate operational income and cash flow to fund distributions to its stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs with varying targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, that are not capitalized, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
Reconciliation of net loss to MFFO:
Net loss	$(115,527,612)	$(38,524,316)	$(49,100,346)
Depreciation of real estate assets	121,839,067	73,780,075	70,993,280
Amortization of lease-related costs(1)	40,840,580	—	—
Gain on sales of real estate, net	(14,476,382)	(11,651,565)	—
Impairment of real estate(2)	5,039,937	—	—
Other-than-temporary impairment of investment in unconsolidated joint venture(3)	2,442,411	—	—
Adjustments for investment in unconsolidated joint venture(4)	1,272,904	—	—
FFO	41,430,905	23,604,194	21,892,934
Acquisition fees and expenses(5)(6)	7,947,389	1,507,338	858,712
Unrealized loss (gain) on derivative instruments	65,391	225,637	(87,160)
Realized gain on derivative instruments	—	—	(270,000)
Loss on debt extinguishment	191,377	41,609	4,975,497
Amortization of below market leases	(5,937)	—	—
MFFO	$49,629,125	$25,378,778	$27,369,983

FFO per share - basic and diluted	$0.42	$0.45	$0.43
MFFO per share - basic and diluted	0.50	0.49	0.53
Loss per common share - basic and diluted	(1.15)	(0.74)	(0.96)
Weighted average number of common shares outstanding, basic and diluted	99,264,851	52,204,410	51,312,947
_________________

(1)

Amortization of lease-related costs for the years ended December 31, 2020, 2019 and 2018 exclude amortization of operating lease right-of-use assets of $10,212, $1,808 and $0, respectively, and the amortization of Property Management Agreements acquired in connection with the Internalization Transaction of $275,748, $0 and $0, respectively, that is included in FFO, respectively.

(2)

Reflects adjustments to add back impairment charges in the year ended December 31, 2020 related to two of our real estate assets. See Note 4 (Real Estate) to our consolidated financial statements in this annual report for details.

(3)

Reflects adjustments to add back OTTI in the year ended December 31, 2020 related to our investment in the joint venture driven by a decrease in the fair value of the underlying depreciable real estate held by the joint venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this annual report for details.

(4)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to FFO for our equity investment in the unconsolidated joint venture, which principally consisted of depreciation and amortization incurred by the joint venture as well as the amortization of outside basis difference and a gain on sale of the investment in unconsolidated joint venture of $66,802 for the year ended December 31, 2020.

(5)

By excluding expensed acquisition costs that are not capitalized, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Former Advisor or third parties. Historically under GAAP, acquisition fees and expenses were considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. Following the publication of ASU 2017-01, which now forms part of ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to its stockholders.

(6)

Acquisition fees and expenses for the years ended December 31, 2020,  2019 and 2018 include acquisition expenses of $7,947,389,  $1,507,338 and $858,712, respectively, that did not meet the criteria for capitalization under ASU 2017-01, which now forms part of ASC 805, and were recorded in general and administrative expenses in the accompanying consolidated statements of operations. These expenses largely pertained to the internalization of management and to a lesser extent, the then-proposed Mergers and were incurred and expensed through the date of the Merger Agreements. Upon signing the Merger Agreements, merger related acquisition expenses met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets thereby not impacting MFFO. Also included in expensed acquisition expenses are acquisition expenses related to real estate projects that did not come to fruition.

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Inflation

Substantially all of our multifamily property leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally will minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore will expose us to the effects of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter term leases.

With respect to other commercial properties, we expect in the future to include provisions in our leases designed to protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance.

As of December 31, 2020, we had not entered into any material leases as a lessee, except for a sub-lease entered into in connection with the Internalization Transaction on September 1, 2020. See Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

REIT Compliance

To continue to qualify as a REIT for tax purposes, we are required to distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP) to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We monitor the operations and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following the year we initially elected to be taxed as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates.

Distributions

Our board of directors has declared daily distributions that are paid on a monthly basis. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. We may declare distributions in excess of our funds from operations. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our REIT taxable income each year.

For fiscal years 2020 and 2019, distributions declared (1) accrued daily to our stockholders of record as of the close of business on each day, (2) were payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month and (3) were calculated at a rate of $0.002459 and $0.002466 per share per day during the years ended December 31, 2020 and 2019, respectively, which if paid each day over a 366-day period and 365-day period, respectively, is equivalent to $0.90 per share.

The distributions declared and paid for the four fiscal quarters of 2020, along with the amount of distributions reinvested pursuant to our distribution reinvestment plan, were as follows:

			Distributions Paid(3)			Sources of Distributions Paid		Net Cash Provided by Operating Activities
Period	Distributions Declared(1)	Distributions Declared Per Share(1)(2)	Cash	Reinvested	Total	Cash Flow From Operations	Funds Equal to Amounts Reinvested in our Distribution Reinvestment Plan
First Quarter 2020	$15,391,533	$0.224	$6,716,712	$5,084,155	$11,800,867	$5,191,753	$6,609,114	$5,191,753
Second Quarter 2020	24,588,408	0.224	19,313,315	5,399,458	24,712,773	20,875,797	3,836,976	20,875,797
Third Quarter 2020	25,490,638	0.226	19,712,608	5,373,636	25,086,244	16,117,777	8,968,467	16,117,777
Fourth Quarter 2020	26,499,980	0.226	20,888,830	5,315,845	26,204,675	18,489,229	7,715,446	18,489,229
	$91,970,559	$0.900	$66,631,465	$21,173,094	$87,804,559	$60,674,556	$27,130,003	$60,674,556

_________________

(1)

Distributions during the year ended December 31, 2020 were based on daily record dates and calculated at a rate of $0.002459 per share per day. On January 12, 2021, our board of directors determined to reduce the distribution rate to $0.001438 per share per day commencing on February 1, 2021 and ending February 28, 2021, which was extended through April 30, 2021, and which if paid each day over a 365-day period is equivalent to $0.525 per share.

(2)	Assumes each share was issued and outstanding each day during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately three days following month end.

For the year ended December 31, 2020, we paid aggregate distributions of $87,804,559, including $66,631,465 of distributions paid in cash and 1,372,828 shares of our common stock issued pursuant to our distribution reinvestment plan for $21,173,094. For the year ended December 31, 2020, our net loss was $115,527,612, we had FFO of $41,430,905 and net cash provided by operations of $60,674,556. For the year ended December 31, 2020, we funded $60,674,556, or 69%, of total distributions paid, including shares issued pursuant to our distribution reinvestment plan, from net cash provided by operating activities and $27,130,003, or 31%, from funds equal to amounts reinvested in our distribution reinvestment plan. Since inception, of the $286,397,059 in total distributions paid through December 31, 2020, including shares issued pursuant to our distribution reinvestment plan, 70% of such amounts were funded from cash flow from operations, 20% were funded from funds equal to amounts reinvested in our distribution reinvestment plan and 10% were funded from net public offering proceeds. For information on how we calculate FFO and the reconciliation of FFO to net loss, see “—Funds from Operations and Modified Funds from Operations.”

Our long-term policy is to pay distributions solely from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings or offering proceeds. We have not established a limit on the amount of proceeds we may use from sources other than cash flow from operations to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. The magnitude and duration of the pandemic and its impact on our operations and liquidity has not materially adversely affected us as of the filing date of this annual report. However, if the outbreak continues, such impacts could grow and become material. Our operations could be materially negatively affected if the pandemic is prolonged, which could adversely affect our operating results and therefore our ability to pay our distributions.

Related-Party Transactions and Agreements

We have entered into agreements with SRI and its affiliates, including the Internalization Transaction, whereby we paid certain fees to, or reimbursed certain expenses of, paid other consideration to and will be paid certain fees for the performance of services provided to our Former Advisor or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Item 13. “Certain Relationships and Related Transactions, and Director Independence” and Note 10 (Related Party Arrangements) to the consolidated financial statements included in this annual report for a discussion of the various related-party transactions, agreements and fees.

Critical Accounting Policies

The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. This discussion of our critical accounting policies is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions, and judgments. There have been no significant changes to our accounting policies during the period covered by this report, except as discussed in Note 2 (Summary of Significant Accounting Policies) to our consolidated financial statements in this annual report.

Real Estate Assets

Upon the acquisition of real estate properties, we evaluate whether the acquisition is a business combination or an asset acquisition under ASC 805, Business Combinations, or ASC 805. For both business combinations and asset acquisitions we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, we capitalize transaction costs and allocate the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, we expense transaction costs incurred and allocate the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions, resident improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

 Impairment of Real Estate Assets

We account for our real estate assets in accordance with ASC 360, Property, Plant and Equipment, or ASC 360. ASC 360 requires us to continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, we may have to record an impairment to reduce the net book value of such individual asset. We continue to monitor events in connection with the recent outbreak of the COVID-19 pandemic and evaluate any potential indicators that could suggest that the carrying value of our real estate investments and related intangible assets and liabilities may not be recoverable.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that we do not own in an entity that is consolidated. Our noncontrolling interests are comprised of Class A-2 operating partnership units, or Class A-2 OP Units, in STAR III OP, our then- indirect subsidiary, which has now merged with and into the Current Operating Partnership, pursuant to the OP Merger described in Note 1 (Organization and Business), and Class B operating partnership units, or Class B OP Units, in SIR OP, now known as the Current Operating Partnership. We account for noncontrolling interests in accordance with ASC 810, Consolidation, or ASC 810. In accordance with ASC 810, we report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity, or ASC 480, noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of December 31, 2020 and 2019, our noncontrolling interests qualified as permanent equity in the accompanying consolidated balance sheets and had a carrying value of $104,322,659 and $0, respectively. For more information on the Company’s noncontrolling interest, see Note 9 (Noncontrolling Interest) to our consolidated financial statements in this annual report for details.

Investments in Unconsolidated Joint Ventures

We account for investments in unconsolidated joint venture entities in which we may exercise significant influence over, but do not control, using the equity method of accounting. Under the equity method, the investment is initially recorded at cost including an outside basis difference, which represents the difference between the purchase price we paid for our investment in the joint venture and the book value of our equity in the joint venture, and subsequently adjusts it to reflect additional contributions or distributions, our proportionate share of equity in the joint venture’s earnings (loss) and amortization of the outside basis difference. We recognize our proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in earnings (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, we evaluate our investment in an unconsolidated joint venture for other-than-temporary impairments. We recorded an OTTI, on our investment in unconsolidated joint venture during the year ended December 31, 2020. No OTTI was recorded in the year ended December 31, 2019. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this annual report for details. We have elected the cumulative earnings approach to classify cash receipts from the unconsolidated joint venture on the accompanying consolidated statements of cash flows.

Revenue Recognition - Operating Leases

The majority of our revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases, or ASC 842. We lease apartment homes under operating leases with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, we recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and record amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that we will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on our statement of operations.

Rents and Other Receivables

In accordance with ASC 842, we make a determination of whether the collectability of the lease payments in an operating lease is probable. If we determine the lease payments are not probable of collection, we would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. We exercise judgment in establishing these allowances and consider payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, we do not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to our collectability assessment are reflected as an adjustment to rental income.

Residents’ Payment Plans Due to COVID-19

In April, 2020, the Financial Accounting Standards Board, or FASB, issued a FASB Staff Q&A related to ASC 842: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, or the ASC 842 Q&A, to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, subsequent changes to lease payments that are not stipulated in the original lease contract are generally accounted for as lease modifications, which may affect the economics of the lease for the remainder of the lease term. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a ‘lease modification’ pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract.

Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

We elected not to evaluate whether the COVID-19 Payment Plans and the Debt Forgiveness Program are lease modifications and therefore our policy is to account for the lease contracts with COVID-19 Payment Plans and Debt Forgiveness Program as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in our case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, we would treat that lease contract on a cash basis as defined in ASC 842.

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)”, or ASU 2016-02, which requires leases with original lease terms of more than 12 months to be recorded on the balance sheet. For leases with terms greater than 12 months, a right-of-use, or ROU, lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend would be exercised or the option to terminate would not be exercised. As the implicit rate in most leases are not readily determinable, our incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to our recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, we adopted ASU 2016-02 and its related amendments, or collectively, ASC 842, using the modified retrospective method. We elected the package of practical expedients permitted under the transition guidance, which allowed to carry forward our original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. We also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases) to our consolidated financial statements in this annual report for details for details.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. This allocation is based upon management’s determination of the value of the acquired assets and assumed liabilities, which requires judgment and some of the estimates involve complex calculations. These allocation assessments have a direct impact on our results of operations. Our goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such evaluation could involve estimated future cash flows which is highly subjective and is based in part on assumptions regarding future events. We take a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. We performed our annual assessment on October 1, 2020. As of December 31, 2020 and 2019, our goodwill included in the accompanying consolidated balance sheets had a carrying value of $125,220,448 and $0, respectively.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such commencing with the taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. As a result of the Mergers, the Current Operating Partnership could be liable for state or local tax liabilities. Subsequent to the Internalization Transaction, we formed STAR TRS, Inc., or the TRS, a taxable REIT subsidiary that is a wholly owned indirect subsidiary of the Current Operating Partnership, which did not elect to qualify as a REIT and is therefore subject to federal and state income taxes. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe we are organized and operate in such a manner as to qualify for treatment as a REIT.

We follow the income tax guidance under GAAP to recognize, measure, present and disclose in our consolidated financial statements uncertain tax positions that we have taken or expect to take on a tax return. As of December 31, 2020 and December 31, 2019, we did not have any liabilities for uncertain tax positions that we believe should be recognized in our consolidated financial statements. We have not been assessed material interest or penalties by any major tax jurisdictions. Our evaluation was performed for all open tax years through December 31, 2020.

Subsequent Events

Distributions Paid

On January 4, 2021, we paid distributions of $8,931,971, which related to distributions declared for each day in the period from December 1, 2020 through December 31, 2020 and consisted of cash distributions paid in the amount of $7,110,390 and $1,821,581 in shares issued pursuant to our distribution reinvestment plan.

On February 1, 2021, we paid distributions of $8,963,725, which related to distributions declared for each day in the period from January 1, 2021 through January 31, 2021 and consisted of cash distributions paid in the amount of $7,140,618 and $1,823,107 in shares issued pursuant to our distribution reinvestment plan.

On March 1, 2021, we paid distributions of $4,717,430, which related to distributions declared for each day in the period from February 1, 2021 through February 28, 2021 and consisted of cash distributions paid in the amount of $3,760,747 and $956,683 in shares issued pursuant to our distribution reinvestment plan.

Shares Repurchased

On January 29, 2021, we repurchased 282,477 shares of our common stock for a total repurchase value of $4,000,000, or $14.16 average price per share, pursuant to our share repurchase plan.

Share Repurchase Plan

On January 12, 2021, our board of directors amended our share repurchase plan to: (1) limit repurchase requests to death and qualifying disability only and (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $3,000,000. The amendment will be in effect on the repurchase date at April 30, 2021, with respect to repurchases for the three months ending March 31, 2021. Share repurchase requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021).

Distributions Declared

On January 12, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day for the period commencing on February 1, 2021 and ending on February 28, 2021. The distributions will be equal to $0.001438 per share of our common stock per day. The distributions for each record date in February 2021 will be paid in March 2021. The distributions will be payable to stockholders from legally available funds therefor.

On February 18, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. The distributions will be equal to $0.001438 per share of our common stock. The distributions for each record date in March 2021 will be paid in April 2021. The distributions will be payable to stockholders from legally available funds therefor.

On March 9, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. The distributions will be equal to $0.001438 per share of our common stock. The distributions for each record date in April 2021 will be paid in May 2021. The distributions will be payable to stockholders from legally available funds therefor.

Estimated Value per Share

On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a price per share for the distribution reinvestment plan of $15.55, effective April 1, 2021.

Winter Storm Damage

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where we own and operate our multifamily properties. The impact of the storms and the extreme cold temperatures affected our properties due to power outages and the freezing of water pipes. While our properties are fully insured we expect disruptions to operations at the impacted properties and delays in receiving insurance proceeds. An estimate of the financial effect of the damage cannot yet be made as of the date of filing this annual report.

Exhibit 99.7

Independence Realty Trust, Inc. Announces Public Offering of 14,000,000 Shares of Common Stock

Independence Realty Trust, Inc. (NYSE: IRT) (“IRT”) today announced that it is commencing an underwritten public offering of 14,000,000 shares of common stock, par value $0.01 per share, in connection with the forward sale agreements described below. IRT expects to grant the underwriters a 30-day option to purchase up to 2,100,000 additional shares of common stock.

Barclays, BMO Capital Markets and Citigroup are acting as joint book-running managers of the offering.

IRT expects to enter into a forward sale agreement with each of Bank of Montreal and Barclays Capital Inc., or one of their respective affiliates (the “forward purchasers”) with respect to 14,000,000 shares of its common stock (and expects to enter into forward sale agreements with respect to an aggregate of 2,100,000 shares if the underwriters exercise their option to purchase additional shares in full). In connection with the forward sale agreements, the forward purchasers or their affiliates are expected to borrow and sell to the underwriters an aggregate of 14,000,000 shares of the common stock that will be delivered in this offering (or an aggregate of 16,100,000 shares if the underwriters exercise their option to purchase additional shares in full). Subject to its right to elect cash or net share settlement, which right is subject to certain conditions, IRT intends to deliver, upon physical settlement of such forward sale agreements on one or more dates specified by IRT occurring no later than July 30, 2022, an aggregate of 14,000,000 shares of its common stock (or an aggregate of 16,100,000 shares if the underwriters exercise their option to purchase additional shares in full) to the forward purchasers in exchange for cash proceeds per share equal to the applicable forward sale price, which will be the public offering price, less underwriting discounts and commissions, and will be subject to certain adjustments as provided in the forward sale agreements.

IRT will not initially receive any proceeds from the sale of shares of its common stock by the forward purchasers or their affiliates in the offering. IRT expects to use substantially all of such net proceeds, if any, it receives upon the future settlement of the forward sale agreements to repay indebtedness, including, potentially, indebtedness that it will assume upon consummation of its previously announced pending mergers with Steadfast Apartment REIT, Inc. (“STAR”), and its operating partnership subsidiary, Steadfast Apartment REIT Operating Partnership, L.P., and to use the balance of the net proceeds for general working capital, including to pay fees and expenses that it has incurred and will continue to incur in connection with the pending mergers.

A registration statement relating to the offered securities has been declared effective by the Securities and Exchange Commission. The offering will be made only by means of a prospectus supplement and an accompanying prospectus. Copies of the prospectus and the prospectus supplement relating to the offering, when available, may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847 or by emailing barclaysprospectus@broadridge.com, BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, New York 10036, telephone: 1-800-414-3627 or by emailing bmoprospectus@bmo.com or contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 telephone: 800-831-9146 or by emailing: Prospectus@citi.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful before registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE: IRT) is a real estate investment trust that owns and operates multifamily apartment properties across non-gateway U.S. markets, including Atlanta, Louisville, Memphis, and Raleigh. IRT’s investment strategy is focused on gaining scale within key amenity rich submarkets that offer good school districts, high-quality retail and major employment centers. IRT aims to provide stockholders attractive risk-adjusted returns through diligent portfolio management, strong operational performance, and a consistent return of capital through distributions and capital appreciation.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “will,” “strategy,” “expects,” “seeks,” “believes,” “potential,” or other similar words. These forward-looking statements include, without limitation, our expectations with respect to capital allocations, including as to the timing and amount of future dividends. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally not within our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Risks and uncertainties that might cause our actual results and/or future dividends to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: risks related to the impact of COVID-19 and other potential future outbreaks of infectious diseases on our financial condition, results of operations, cash flows and performance and those of our residents as well as on the economy and real estate and financial markets; risks related to our pending merger with STAR; the risk that we may not complete this offering in a timely fashion or at all and those risks and uncertainties associated with our business that are discussed in our SEC filings, including specifically the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2020, and our other filings with the SEC, which identify additional factors that could cause actual results to differ from those contained in forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.